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AQUAVENTURE HOLDINGS LLC INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-207142

PROSPECTUS

6,500,000 Shares

AquaVenture Holdings Limited

Ordinary Shares
$18.00 per share

        This is the initial public offering of our ordinary shares. We are selling 6,500,000 ordinary shares. The initial public offering price is $18.00 per share.

        We have granted the underwriters an option to purchase up to 975,000 additional ordinary shares.

        Our ordinary shares are listed on the New York Stock Exchange under the symbol "WAAS."

        Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 17.

        We are an "emerging growth company" as defined under the federal securities laws and, as such, we will be eligible to comply with certain reduced public company reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$18.00	$117,000,000
Underwriting Discounts and Commissions (1)	$1.26	$8,190,000
Proceeds to AquaVenture Holdings Limited (before expenses)	$16.74	$108,810,000

(1)
We refer you to "Underwriting" for additional information regarding underwriter compensation.

        The underwriters expect to deliver the shares to purchasers on or about October 12, 2016 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	RBC Capital Markets

Co-Managers

Canaccord Genuity	Raymond James	Scotiabank

October 5, 2016

        We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

 SUMMARY

        This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Operating Results" and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms "AquaVenture," "the company," "we," "us," and "our" in this prospectus refer to AquaVenture Holdings Limited and its subsidiaries following the Corporate Reorganization.

 Our Company

        AquaVenture is a multinational provider of Water-as-a-Service, or WAAS, solutions that provide our customers with a reliable and cost-effective source of clean drinking and process water primarily under long-term contracts that minimize capital investment by the customer. We believe our WAAS business model offers a differentiated value proposition that generates long-term customer relationships, recurring revenue, predictable cash flow and attractive rates of return. We generate revenue from our operations in the United States, the Caribbean, Saudi Arabia and Chile, and are pursuing expansion opportunities in North America, the Caribbean, Latin America, India and the Middle East.

        We deliver our WAAS solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, providing 7 billion gallons of potable, high purity industrial grade and ultra-pure water (which is water that is treated to meet the higher purity standards required for industrial, semiconductor, utility or pharmaceutical applications) per year to governmental, municipal, industrial and hospitality customers. Contracts under our Seven Seas Water platform typically have a term of 10 to 20 years. Quench, which we acquired in June 2014, is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services to approximately 40,000 institutional and commercial customers, including more than half of the Fortune 500. In our Quench business, our current typical initial contract term is three years with an automatic renewal provision, and our annual unit attrition rate, as of June 30, 2016, was 8%, implying an average rental period of more than 11 years. We define ``annual unit attrition rate" as a ratio, the numerator of which is the total number of removals of company-owned and billed rental units during the trailing 12-month period, and the denominator of which is the average number of company-owned and billed rental units during the same 12-month period.

        We leverage our operating and engineering expertise to develop and deliver highly reliable WAAS solutions by applying various water purification technologies, including reverse osmosis, carbon filtration, deionization, membrane bioreactors and ultraviolet sanitization. We own and operate our water systems, enabling our customers to outsource a non-core activity without investing significant capital or managerial resources.

        We believe that we are well positioned to capitalize on global growth opportunities driven by population growth, increasing urbanization and water scarcity, increasing focus on health and wellness, and the environmental impact of bottled water consumption. We believe our focus on delivering best-in-class service and efficiency to our customers will continue to lead to substantial new business, contract extensions and customer expansion opportunities. We also have a demonstrated track record of identifying, executing and integrating acquisitions, with Seven Seas Water and Quench having completed more than a dozen transactions since 2007. We plan to continue to pursue acquisitions that will expand our geographic presence, broaden our service offerings and allow us to move into additional markets.

        We are led by a talented management team with extensive industry experience, engineering knowledge, operational expertise and financial capabilities. Our team has a demonstrated record of execution, having built AquaVenture into a leader in the major markets we serve. Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated (a former NYSE-traded water treatment technology company purchased by General Electric Co. in 2005). Our Quench team has grown Quench's company-owned and billed POU filtered water system installed base from approximately 11,300 units in 2009 to more than 85,000 units today through organic growth and targeted acquisitions.

        For the fiscal year ended December 31, 2015, we generated revenues of $100.3 million, which represents a compounded annual growth rate, or CAGR, of 40.5% from 2010 to 2015. As of June 30, 2016, we had 528 employees.

Seven Seas Water

        Our Seven Seas Water business offers WAAS solutions by providing outsourced desalination and wastewater treatment services for governmental, municipal, industrial and hospitality customers. Our solutions utilize seawater reverse osmosis, or SWRO, and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. We assume responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, we typically enter into long-term agreements to sell to our customers agreed-upon quantities of water that meet specified quality standards for a contracted period, for which we are paid based on actual or minimum required unit consumption. We typically enter into contracts with a term of 10 to 20 years, except in situations in which emergency water is needed or we assume an existing contract from an existing operator. With this approach, our customers benefit from a highly reliable, long-term clean water supply with predictable pricing, low customer capital investment and outsourced management of operations and maintenance.

        We offer customized solutions, often implemented using containerized or modular equipment that allows us to quickly commission, expand, curtail or move production capacity. We design, procure and engineer systems to meet the customer's specific requirements with regard to source water conditions and specific water quality and quantity needs. Once a plant commences operations, customer water demand typically increases over time, often leading to plant expansion and contract extension opportunities. We also offer quick deployment solutions to address emergency water shortages, such as those caused by natural disasters or failure and/or overburdening of existing water production infrastructure, and water reuse solutions for industrial users seeking to minimize wastewater.

        We are a leading provider of water to the Caribbean market, where we are currently the primary supplier to the U.S. Virgin Islands, or the USVI, Dutch Sint Maarten, or St. Maarten, and the British Virgin Islands, or BVI. We also maintain significant plant operations in Trinidad and Curaçao. We currently own and operate nine water treatment facilities in the Caribbean region producing over 7 billion gallons of purified water per year under long-term contracts. These projects are described in more detail in the section entitled "Business—Seven Seas Water—Our Desalination Plants."

        We expect to grow our Seven Seas Water business by expanding existing operations as customer demand increases and by selectively entering underserved markets through both new project development and acquisitions. We believe that there are a large number of medium-scale desalination plants (which we define as plants with approximately 3 million gallons per day, or GPD, to 13 million GPD of output capacity) in operation globally that could benefit from our ownership and operating expertise. Leveraging our strength in the Caribbean market and our reputation for reliability, quality and operating efficiency, we are pursuing new opportunities in North America, Latin America, India and the Middle East.

Quench

        Our Quench business offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Our POU systems purify a customer's existing water supply, offering a cost-effective, convenient, and environmentally-friendly alternative to traditional bottled water coolers, or BWC. We offer our solutions to a broad mix of industries, including government, education, medical, manufacturing, retail and hospitality, among others, including more than half of the Fortune 500. We install and maintain our filtered water systems in exchange for a monthly rental fee, typically under multi-year contracts that renew automatically. With an installed base of more than 85,000 company-owned systems, we believe that we are one of the largest POU-focused water services companies operating in the United States. We service customers across the United States, with Quench employee service technicians covering more than 250 metropolitan statistical areas, as defined in the 2010 U.S. Census. We generate sales by leveraging our team of field and inside sales representatives, supported by a marketing team with expertise in digital and traditional media. We believe our scale, product breadth and service expertise provide us competitive advantages. These capabilities also help to create customer loyalty and preserve our market share.

Market Opportunity

        We primarily operate in two water sectors—desalination and commercial water filtration. We believe both sectors offer us opportunities for significant organic and inorganic growth due to their size, positive long-term growth trends and fragmentation.

        A number of key macroeconomic factors shape the global water sector, including population growth, an increasing water supply-demand imbalance, urbanization, industrialization, and consumers' heightened health and environmental awareness. Global water demand has outpaced population growth, leading to chronic water scarcity in many regions around the world. According to data from the United Nations, global water demand (excluding irrigation) will grow three times faster than the global population. Further, the 2030 Water Resources Group, a consortium of non-governmental development organizations and the private sector, estimates that global water demand will exceed supply by 40% by 2030. The United Nations Environment Programme, an agency of the United Nations that coordinates environmental programs, estimates that roughly half of the world's population currently lives within 40 miles of the sea. Because of the proximity of population centers to saltwater bodies, we believe desalination is a viable solution to address future water shortages.

        As clean water demand continues to grow, we believe the need for water treatment technologies, such as desalination and POU filtration, will increase, and we believe both of our operating platforms are well positioned to benefit from these trends.

Global Desalination Market

        Approximately 1% of the world's population depends on desalinated water to meet their daily water consumption needs. While historically a niche market due to the relatively high cost of production, desalination has become a more economical solution as desalination membrane and system technology has improved and equipment costs have declined.

        In recent years, there has been a rapid increase in the installation of new desalination capacity. According to a 2016 report by Global Water Intelligence (GWI), global online desalination capacity reached approximately 20 billion GPD in 2015. The GWI report indicates that new desalination contracts awarded between 2004 and 2015 resulted in incremental capacity of approximately 13 billion gallons per day of global capacity and that approximately 17 billion gallons per day of capacity will be awarded over the next 10 years. In a forecast issued in June 2016, GWI also estimated that total contracted desalination capacity will grow at a 6% CAGR over the next ten years. The GWI report further indicates that approximately 29% of the desalination capacity globally is currently produced by medium-scale plants, which is our target market. We estimate that global medium-scale desalination plants generate approximately $6 billion in revenue from treated water sales annually. Many of the existing medium-scale plants are owned and operated by local governments and companies, and operating desalination facilities is generally not their core competency. As a result, we believe a large number of these plants could benefit from our ownership and operating expertise to generate more reliable and lower-cost clean water.

        According to the World Resources Institute's Aqueduct rankings, the Caribbean is one of the most water-scarce regions of the world in terms of fresh water availability, comparable to the Western Sahara and parts of the Middle East. We believe our Seven Seas Water platform is a leading desalination solution provider in the Caribbean, where we operate nine water treatment facilities. Our installed capacity in the Caribbean has grown from 9.2 million GPD in 2010 to 28.2 million GPD as of June 30, 2016. Based on information published by GWI, we estimate that during the period from our inception in 2007 through 2015, our plants represented approximately 28% of all plant capacity coming online in the Caribbean and one-third of the region's existing medium-scale desalination plant capacity. Many of the Caribbean region's current desalination facilities utilize older thermal technologies that are more costly to operate than membrane-based SWRO systems. We believe replacing these thermal plants with new membrane plants is a significant additional opportunity for us. Given our compelling value proposition, extensive presence, and operational expertise in SWRO plants, we believe we are well positioned to further grow our Caribbean business.

        In addition to our presence in the Caribbean, we also have targeted business development activities in North America, Latin America, India and the Middle East. The total installed capacity of medium-scale desalination plants in these locations is more than 2 billion GPD. We target specific attractive end markets, such as the municipal drinking water, mining, oil and gas, and ultra-pure industrial process water markets, in both large and mature markets, such as the United States and Saudi Arabia, as well as in fast-growing developing markets, such as Chile, Mexico and India. We believe we are well positioned to pursue opportunities in these markets through new project development, partnerships with local firms and strategic acquisitions.

U.S. Water Cooler Market

        A 2016 study by Zenith International, or Zenith, estimates that the U.S. water cooler market will generate $4.2 billion of revenues in 2015, on an installed base of more than 5.8 million BWC and POU units. POU units represent $467 million of these revenues and 1.4 million of the installed units, of which 94% are within the commercial market segment, which we target. We believe that POU units are taking market share from BWC units for a variety of reasons, including cost, convenience, health benefits and environmental concerns. Zenith reports that in the U.S., the average BWC customer will spend $50.85 per month for bottles (5.01 bottles per month at an average price of $10.15 each) plus $19.80 per month to rent the base unit, implying an average total monthly spend of $70.65 per BWC unit. This compares with Zenith's estimated average monthly rental rate for a POU unit in the U.S. of $35.15. Zenith indicates that from 2010 to 2015, the market share of POU on an installed unit basis will grow from 16.4% to 23.5%, which represents a unit CAGR of approximately 10% for that period. Zenith expects the total number of POU units to grow at a CAGR of approximately 9% between 2015-2020, while the number of total installed BWC units is projected to grow at a CAGR of only 1% during the same period.

 U.S. Water Cooler Market Share
(Source: Zenith)

        We estimate that our market share is more than 6.5% of commercial POU systems on an installed unit basis. The U.S. POU water cooler market is highly fragmented with hundreds of small regional providers, representing an opportunity for consolidation. Given the size of our addressable market and the fragmentation of the industry, we believe we are well positioned to realize growth with our focus on the commercial POU market.

Our Strengths

Differentiated Water-as-a-Service Business Model

        Our WAAS business model offers an attractive value proposition to our customers by providing clean drinking and process water in a reliable, capital-efficient, cost-effective and flexible manner. Our long-term, service-focused model minimizes customer capital investment and yields long-term customer relationships. We invest capital in developing and installing engineered water systems, and generate predictable and steady revenue, earnings and cash flow, as well as an attractive return on invested capital.

Excellence in Execution Driven by Engineering and Operational Expertise

        Our experience in implementing, operating and servicing water filtration technologies is at the core of our water solutions. Our expertise drives our ability to offer customized solutions to satisfy our customers' water needs.

        Our engineering experience and expertise is critical in developing Seven Seas Water desalination solutions that meet each customer's specific water quality standards and quantity needs adapted to local conditions, including different feedwater sources. Another important aspect of engineering expertise is reliability, as evidenced by our ability to achieve an average plant uptime of approximately 97% since 2013, which provides our customers an uninterrupted water supply. Furthermore, our prefabricated containers and modular equipment are specially designed for quick deployment and maximum flexibility to adjust output capacities, allowing us to react quickly to customer emergencies or changes in demand.

        Our Quench POU filtered water systems utilize a variety of water purification technologies, including reverse osmosis, carbon filtration, deionization and ultraviolet sanitization. Our service technicians are trained to maintain and service our POU systems to provide a convenient, reliable and high quality water supply.

Experienced Management Team with Demonstrated Track Record

        Our management team, led by Chief Executive Officer Douglas R. Brown, President Anthony Ibarguen and Chief Financial Officer Lee S. Muller, has extensive industry experience. This team has a demonstrated track record of managing costs, adapting to changing market conditions, and financing, acquiring, integrating and operating new businesses and water plants.

        Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated. Their significant expertise has been instrumental in creating customized and highly reliable desalination solutions even in demanding water applications.

        Our Quench team also has a demonstrated track record of expanding the Quench platform by adding new customers, retaining existing customers, and acquiring and integrating numerous POU filtered water service providers.

Strong Competitive Position Supported by Long-Term Customer Relationships

        We have long-standing customer relationships. In our experience, customers typically extend their contracts significantly beyond the original term, as the need for a clean, reliable water supply continues and the customer realizes the value proposition of our WAAS business model. Furthermore, we believe our operating and engineering expertise, experienced management team, and scale put us at the forefront of our industry, and that significant investment would be required for others to replicate our platforms.

        Our water supply agreements under our Seven Seas Water platform typically provide for initial terms of up to 20 years and typically contain contractual provisions for cost pass-through and minimum volume requirements. In addition, we have a reputation for quality and customer service. We have a track record of expanding and extending our initial contracts into longer-term agreements with increasing water purchase volumes.

        A study by Zenith International named our Quench platform as one of the top five companies in the POU industry based on the number of POU units rented and sold. Our current typical initial contract term is three years with an automatic renewal provision, and our annual unit attrition rate, as of June 30, 2016, was 8%, implying an average rental period of more than 11 years. We believe our scale, product breadth and reliability, and customer service are key differentiators in a highly fragmented industry primarily composed of smaller providers.

Significant Experience Identifying and Integrating Acquisitions

        Identifying and executing value-enhancing acquisitions is core to our growth strategy. Under our Seven Seas Water platform, we have acquired four operating desalination facilities, which had an aggregate capacity of 7.1 million GPD at the time of acquisition. Quench has also completed eleven acquisitions since 2008, three of which occurred after our acquisition of Quench in June 2014, significantly expanding our installed base. We routinely evaluate opportunities for acquisitions and believe our experience and success in identifying, executing, integrating and operating acquisitions enable us to deploy capital effectively, create shareholder value and increase our market share.

Strong Financial Performance

        We have demonstrated sustained revenue growth with attractive margins under long-term customer relationships.

        Our revenues grew at a CAGR of 40.5% from 2010 to 2015. We believe we can continue our revenue growth by acquiring customers, expanding our relationships with our customers, expanding into new geographies and complementary services, and selectively acquiring related water services businesses.

        Our net loss for the years ended December 31, 2013, 2014 and 2015 was $1.2 million, $2.1 million and $41.8 million, respectively. For the years ended December 31, 2013, 2014 and 2015, our Adjusted EBITDA was $7.6 million, $18.8 million and $27.3 million, respectively. See "—Summary Consolidated Financial and Other Data—Reconciliation of Non-GAAP Financial Data" for a reconciliation of our

GAAP net loss to Adjusted EBITDA. We credit the achievement of our Adjusted EBITDA margins (Adjusted EBITDA as a percentage of revenue) to our strong customer value proposition and our operating efficiency. We believe we have significant opportunities to continue to improve our margins as we further increase our scale and operating leverage.

Our Strategy

Continue to be an Industry Leader in Quality, Service and Efficiency

        We will continue to focus on servicing our customers and responding to changing customer needs and emergency situations in the water industry. Our WAAS business model helps us to control reliability and quality and ensure compliance with health standards and customer specifications. Our Seven Seas Water desalination plants operate safely and efficiently with an average uptime of approximately 97% since 2013, providing an uninterrupted supply of water for our customers. Our Quench platform benefits from significant economies of scale that are expected to continue as the business grows.

Drive Sustainable and Profitable Growth

        We are focused on long-term, sustainable equity returns and intend to continue to deploy capital in attractive return opportunities. In both platforms, we have recurring revenue that is derived from predictable and contractually-obligated payments. In addition, our Seven Seas Water margins often benefit from contractual inflation-protection and cost pass-through provisions.

        We believe our differentiated WAAS business model results in attractive unit economics and, as a result, we expect our growth will further enhance operating leverage and drive margin expansion for both the Seven Seas Water and Quench platforms.

Develop New Business Opportunities and Add New Customers for Growth

        We intend to continue to develop new business opportunities and add new customers supported by our experienced sales and marketing teams.

        Our Seven Seas Water platform has a dedicated business development team focusing on new project development opportunities globally. We strategically focus on providing municipal drinking water, wastewater recovery and industrial process water systems in the Middle East, Latin America (Mexico, Chile, Peru, Colombia), India, and new territories in the Caribbean. We also intend to expand our Seven Seas Water platform to U.S. areas, such as Texas, that are characterized by both a high concentration of process industry and water scarcity.

        Quench has an experienced and growing team of sales and marketing professionals responsible for new customer acquisition and expansion of existing customer relationships. Our sales representatives leverage our innovative, internet-focused marketing and lead generation platform to add new customers. We also have dedicated sales teams targeting certain industries, such as government, education and medical, as well as large enterprise opportunities.

Drive Growth through Increased Sales to Current Customers

        Both our Seven Seas Water and Quench platforms are well positioned to realize growth through incremental sales to current customers due to our longstanding relationships developed as a result of our reliable operating performance, competitive pricing and highly-rated customer service.

        Our Seven Seas Water platform has a track record of increasing sales to current customers. Seven Seas Water maintains a fleet of containerized and modular plants for rapid deployment and commissioning. This gives us a competitive advantage when responding to short-term water emergencies. Once these emergency systems are operating, we have the opportunity to demonstrate the high reliability our water plants have achieved elsewhere. We have had significant success converting these short-term customer relationships into much longer (10 to 20 years) contractual agreements. For example, Curaçao Refinery Utilities B.V., or CRU, a utility operator in Curaçao, requested that Seven Seas Water provide emergency service with a plant of 500,000 GPD of design capacity in 2009 as part of a plan to provide 1.5 million GPD of design capacity in the shortest timeframe possible to supplement production shortfalls at a water plant owned and operated by CRU. CRU subsequently requested an additional 1.0 million GPD of emergency capacity. More recently, CRU asked us to, and we agreed to, assume operation of their own 2.5 million GPD SWRO production facilities due to our higher service levels.

        Within our Quench platform, our existing customers continue to provide significant opportunities for us to offer additional products and services. Many of our customers add water coolers or upgrade them during their relationship with us, and many also opt to rent equipment from our newer product lines enabled by POU water filtration, such as ice machines, sparkling water coolers and coffee brewers.

Continued Development of New Product Offerings to Open New Market Opportunities

        We intend to pursue new market opportunities and customers with our Seven Seas Water platform by leveraging our emergency response capabilities and specialized water supply systems for large-scale industrial operations such as mining, power generation and high water consumption manufacturing activities. We invest in containerized and modular water plants to enable us to provide rapid water supply solutions for customers who require water desalination solutions quickly, including in emergency situations. We are also actively examining and pursuing governmental, municipal, industrial and hospitality wastewater recovery opportunities as well as opportunities to treat produced water, which is generated through oil and gas exploration.

        In our Quench business, we intend to continue working with our suppliers and leveraging our market knowledge, to refine our water cooler product offerings and our other related water-enabled products, such as ice machines, sparkling water systems and coffee brewers.

Selectively Pursue Acquisitions

        Acquisitions have historically been a major growth driver for us, and we expect to continue to pursue acquisitions in the future.

        We intend to continue to selectively purchase, upgrade, expand and operate existing water treatment and desalination facilities in new and current markets under our Seven Seas Water platform. Our strategy includes proactive deal sourcing where we identify and pursue the acquisition of assets or businesses from companies which own and operate a single desalination facility. We can often operate these facilities more efficiently and reliably than current operators by leveraging our engineering and operating expertise.

        We believe the highly fragmented nature of the POU filtered water market will allow Quench to continue to identify and acquire POU companies to increase penetration of our current markets, broaden our product offerings and expand geographically.

        In September 2016, we entered into a purchase and sale agreement to acquire all of the outstanding shares of Aguas de Bayovar S.A.C. ("ADB") and all of the rights and obligations under a design and construction contract for a desalination plant and related infrastructure located in Peru with a design capacity of 2.7 million GPD, which was completed in 2010. ADB operates and maintains the desalination plant and related infrastructure constructed under the design and construction agreement to produce water for a contracted fee on a take-or-pay basis for a phosphate mining company pursuant to an operating and maintenance agreement, which expires in 2037. The rights to the design and construction contract include monthly installment payments for the construction of the desalination plant and related infrastructure, which continues until 2024. These payments are accounted for as a long term note receivable. Under the terms of the purchase and sale agreement, the aggregate purchase price is estimated to be approximately $45 million, subject to adjustments. The closing of the transaction, which is expected to occur during the fourth quarter of 2016, is subject to, among other requirements, our consummation of an initial public offering or the securing of debt financing to finance the transaction.

Risks Related to Our Business

        Our business is subject to numerous risks, as highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Some of these risks include:

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  Our results of operations may fluctuate significantly based on a number of factors.

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  Failure to retain certain key personnel or the inability to attract and retain new qualified personnel could negatively impact our ability to operate or grow our business.

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  Our Seven Seas Water business is dependent on a small group of customers for a significant amount of our revenue.

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  The future growth of our Seven Seas Water business is dependent on our ability to identify and secure new project opportunities in a competitive environment.

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  A number of factors may prevent or delay our Seven Seas Water business from building new plants and expanding our existing plants, including our dependence on third-party suppliers and construction companies.

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  Our ability to meet customer needs is dependent on the successful and efficient operation of our Seven Seas Water desalination facilities, which can be adversely impacted by a number of factors.

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  If our Quench business experiences a higher annual unit attrition rate than forecasted, our revenues could decline and our costs could increase, which would reduce our profits and increase the need for additional funding.

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  Increased competition could hurt our Quench business.

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  Certain of our long-term water supply contracts under our Seven Seas Water business require us to transfer ownership of the desalination plant to the customer upon expiration or termination of the contract, or permit the customer to purchase the desalination plant in accordance with the contract before the expiration or termination of the contract.

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  The political, economic and social conditions impacting our geographic markets may adversely affect our Seven Seas Water business.

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  Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

Implications of Being an Emerging Growth Company

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Operating Results" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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  reduced disclosure obligations regarding executive compensation; and

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  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        We may take advantage of some or all these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Reorganization

        On October 4, 2016, we completed a corporate reorganization resulting in AquaVenture Holdings Limited replacing AquaVenture Holdings LLC as the top parent entity of the historical business described in this prospectus. We completed the following transactions: AquaVenture Holdings LLC contributed to AquaVenture Holdings Limited the stock of Quench USA, Inc. and Seven Seas Water Corporation and all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings Limited it holds). Subsequently, AquaVenture Holdings LLC merged with a newly formed subsidiary of AquaVenture Holdings Limited, resulting in the distribution of shares of AquaVenture Holdings Limited to the members of AquaVenture Holdings LLC pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of AquaVenture Holdings LLC, then merged with a separate newly formed subsidiary of AquaVenture Holdings Limited, resulting in the distribution of shares of AquaVenture Holdings Limited to its members pursuant to the terms of its limited liability company agreement. We refer to these transactions as the Corporate Reorganization.

 Corporate Information

        AquaVenture Holdings Limited was incorporated as a business company limited by shares organized under the laws of the British Virgin Islands on June 17, 2016 (company number 1916416). Our principal executive offices are located at 14400 Carlson Circle, Tampa, FL 33626, and our telephone number is (813) 855-8636. Our website address is www.aquaventure.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

        AquaVenture, AquaVenture Holdings, Water-as-a-Service, WAAS and Quench are our registered trademarks in the United States and in certain other jurisdictions. Solely for convenience, the "®" and "TM" symbols have been omitted from the trademarks, service marks and tradenames referred to in this prospectus, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

 THE OFFERING

Ordinary shares offered by us	6,500,000 shares
Ordinary shares to be outstanding after this offering	25,413,016 shares (or 26,388,016 shares in the event the underwriters elect to exercise their option to purchase additional shares in full)
Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 975,000 shares from us.
Use of proceeds

We estimate that the net proceeds from the sale of our ordinary shares in this offering will be approximately $103.5 million (or approximately $119.9 million if the underwriters' option to purchase additional shares in this offering is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering to fund our pending acquisition of Aguas de Bayovar S.A.C. (approximately $45 million), as well as for working capital and other general corporate purposes, including using a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. See the section titled "Use of Proceeds" for additional information.

Risk factors

You should read the "Risk Factors" section starting on page 17 of this prospectus and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our ordinary shares.

Concentration of ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately 57% of our outstanding ordinary shares.
Proposed NYSE trading symbol	"WAAS"
Corporate Reorganization

The issuer in this offering, AquaVenture Holdings Limited, is a British Virgin Islands company. Pursuant to the terms of the Corporate Reorganization that we completed on October 4, 2016, AquaVenture Holdings Limited became the top parent entity of the historical business described in this prospectus and the shares of its capital stock were distributed to the members of AquaVenture Holdings LLC in accordance with its limited liability company agreement. See "Certain Relationships and Related Party Transactions—Corporate Reorganization".

        The number of ordinary shares that will be outstanding after this offering is based on 18,913,016 shares outstanding as of June 30, 2016, after giving effect to the Corporate Reorganization described under the section titled "Certain Relationships and Related Party Transactions—Corporate Reorganization," based on the initial public offering price of $18.00 per share that was used to distribute our capital stock to members of AquaVenture Holdings LLC:

  •
  205,058 ordinary shares issuable upon the exercise of options to purchase ordinary shares that were outstanding as of June 30, 2016, with a weighted average exercise price of $22.62 per share;

  •
  51,893 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, with a weighted average exercise price of $24.21 per share;

  •
  5,000,000 ordinary shares reserved for future issuance under our 2016 Share Option and Incentive Plan, which contains provisions that automatically increase its share reserve each year;

  •
  share option grants under our 2016 Share Option and Incentive Plan covering a total of 3,521,981 ordinary shares to certain employees and directors. The exercise price of the option grants is equal to the initial public offering price set forth on the cover page of this prospectus. As a result of the Corporate Reorganization, a significant portion of the profit interests previously issued to our executive officers, directors and employees converted into zero ordinary shares. Therefore, the compensation committee has determined to issue these additional option grants to both preserve the incentives lost and provide additional incentives to certain of our executive officers, directors and employees; and

  •
  250,000 ordinary shares reserved for future issuance under our 2016 Employee Share Purchase Plan, which contains provisions that automatically increase its share reserve each year.

        Except as otherwise indicated, all information in this prospectus (other than our historical financial statements and historical financial debt):

  •
  gives effect to the consummation of the Corporate Reorganization described under the section titled "Certain Relationships and Related Party Transactions—Corporate Reorganization" on October 4, 2016;

  •
  gives effect to the filing and effectiveness of our amended and restated memorandum and articles of association, which occurred on September 30, 2016;

  •
  assumes no exercise by the underwriters of their option to purchase up to an additional 975,000 ordinary shares from us in this offering; and

  •
  assumes no exercise of outstanding options or warrants after June 30, 2016.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables summarize our consolidated financial and other data. We have derived the consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and our consolidated balance sheet data as of June 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of June 30, 2016 and results of operations for the six months ended June 30, 2015 and 2016. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results" sections of this prospectus. Our historical results are not necessarily indicative of results that should be expected in the future, and the financial information presented for the interim periods may not be indicative of the results of the full year.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014(1)	2015(2)	2015	2016
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Bulk water	$27,780	$38,989	$47,444	$21,111	$27,072
Rental	—	23,995	44,654	21,954	23,757
Other	—	4,143	8,237	3,733	4,564

Total revenues	27,780	67,127	100,335	46,798	55,393
Cost of revenues:
Bulk water	15,765	21,037	29,090	13,034	15,293
Rental	—	10,984	20,210	9,499	10,733
Other	—	2,091	4,190	2,028	2,507

Total cost of revenues	15,765	34,112	53,490	24,561	28,533
Gross profit	12,015	33,015	46,845	22,237	26,860
Selling, general and administrative expenses	11,764	31,653	49,437	23,413	28,152
Goodwill impairment	—	—	27,353	—	—

Income (loss) from operations	251	1,362	(29,945)	(1,176)	(1,292)
Other expense:
Interest expense, net	(949)	(5,148)	(8,507)	(3,410)	(5,429)
Other expense	(124)	(325)	(364)	(127)	(135)

Loss before income tax expense	(822)	(4,111)	(38,816)	(4,713)	(6,856)
Income tax expense (benefit)	387	(1,984)	2,973	1,464	1,358

Net loss	$(1,209)	$(2,127)	$(41,789)	$(6,177)	$(8,214)

Non-GAAP Financial Data:
Adjusted EBITDA	$7,632	$18,829	$27,284	$12,577	$17,338

(1)
Includes the operations of Quench USA, Inc. and Atlas Watersystems, Inc. from the respective dates of acquisition of June 6, 2014 and June 16, 2014.

(2)
Includes the operations of our bulk water business in the British Virgin Islands from the date of acquisition of June 11, 2015. Additionally, the Company recorded a goodwill impairment charge of $27.4 million related to the Quench reporting unit during 2015. The tax benefit associated with this impairment charge was $716 thousand.

Reconciliation of Non-GAAP Financial Data

  Adjusted EBITDA

        A reconciliation of our GAAP net loss to Adjusted EBITDA for the periods presented is shown below:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Net loss	$(1,209)	$(2,127)	$(41,789)	$(6,177)	$(8,214)
Depreciation and amortization	7,226	14,831	24,142	10,700	14,761
Interest expense, net	949	5,148	8,507	3,410	5,429
Income tax expense (benefit)	387	(1,984)	2,973	1,464	1,358
Share-based compensation expense	225	1,757	3,311	1,650	1,067
Loss on disposal of assets	54	604	822	335	523
Acquisition-related expenses	—	265	1,335	1,135	497
Initial public offering costs	—	—	—	—	367
Goodwill impairment	—	—	27,353	—	—
Changes in deferred revenue related to our bulk water business	—	—	630	60	570
ERP implementation charges for a SAAS solution	—	—	—	—	980
Purchase accounting adjustments	—	335	—	—	—

Adjusted EBITDA	$7,632	$18,829	$27,284	$12,577	$17,338

        Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings (loss) before net interest expense, income taxes, depreciation and amortization as well as adjusting for the following items: share-based compensation expense, gain or loss on disposal of assets, acquisition-related expenses, goodwill impairment charges, changes in deferred revenue related to our bulk water business, enterprise resource planning ("ERP") system implementation charges for a software-as-a-service ("SAAS") solution, initial public offering costs and certain adjustments recorded in connection with purchase accounting for acquisitions. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Management believes that the use of Adjusted EBITDA, which is used by management as a key metric to assess performance, provides consistency and comparability with our past financial performance, and facilitates period-to-period comparisons of operations. Management believes that it is useful to exclude certain charges, such as depreciation and amortization, and non-core operational charges from Adjusted EBITDA because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of the timing of acquisitions or restructurings. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect net interest expense, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect income tax expenses that may represent a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect acquisition-related expenses, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect the implementation expenses incurred for a SAAS-based ERP system, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA includes an adjustment for non-cash impairment charges, which will not impact working capital;

  •
  Adjusted EBITDA includes an adjustment for changes in deferred revenue related to our bulk water business to reflect cash received from operations;

  •
  Adjusted EBITDA does not reflect initial public offering costs, which represents a reduction in cash available to us;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the future need to augment or replace such assets; and

  •
  Other companies, including companies in our industry, may rely upon other key metrics or may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure against peer companies.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

  Consolidated Balance Sheet Data

	As of June 30, 2016
	Actual(1)	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,186	$31,186	$138,054
Working capital	$17,276	$17,276	$124,144
Property, plant and equipment, construction in progress and long-term contract costs	$215,367	$215,367	$215,367
Total assets	$432,764	$432,764	$536,259
Current portion of long-term debt	$21,926	$21,926	$21,926
Long-term debt	$130,018	$130,018	$130,018
Total members'/shareholders' equity	$258,015	$258,015	$361,510

(1)
Reflects the balance sheet data of AquaVenture Holdings LLC as of June 30, 2016.

(2)
Reflects the Corporate Reorganization, which occurred on October 4, 2016, as if such Corporate Reorganization had occurred on June 30, 2016.

(3)
On a pro forma as adjusted basis, gives further effect to our receipt of the net proceeds of $103.5 million from our sale of 6,500,000 ordinary shares in this offering at the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk. Before you decide to invest in our ordinary shares, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our results of operations may fluctuate significantly based on a number of factors.

        We deliver our Water-as-a-Service, or WAAS, solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, and Quench is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services. For each of our business platforms, there are a number of factors that may negatively impact our operating results. For our Seven Seas Water business, these factors include:

  •
  the timing of the commencement of any operations of new, expanded or acquired desalination or wastewater treatment plants;

  •
  the disposition, termination or expiration of a water supply agreement for a desalination or wastewater treatment plant;

  •
  variations in the volume of water purchased by our customers;

  •
  any disruptions or errors in the operations of our plants due to severe weather conditions or natural disasters, equipment failures, extended maintenance or other factors;

  •
  changes in demand due to fluctuations in rainfall levels, damage and repairs to our customers' infrastructure and water conservation efforts;

  •
  changes in electricity rates, our ability to monitor and control our electric power usages, or both;

  •
  changes in patterns of tourism;

  •
  unforeseeable or unavoidable delays in large-scale and/or quick deploy development projects;

  •
  our ability to enter into new markets;

  •
  our ability to raise sufficient debt or equity capital to fund the construction or acquisition of new plants.

  •
  the activities of our competitors;

  •
  our ability to control expenses;

  •
  our inability to recruit and retain skilled labor and personnel changes;

  •
  changes in the political, social and economic conditions of our markets;

  •
  limitations imposed by environmental and other regulatory requirements;

  •
  changes in our capital spending;

  •
  changes in inflation rates, interest rates and foreign currency exchange rates; and

  •
  general economic conditions.

        For our Quench business, these factors include:

  •
  customer attrition;

  •
  the activities of our competitors;

  •
  general economic conditions;

  •
  variations in the timing of orders and installation of our systems;

  •
  the introduction and market acceptance of new products and new variations of existing products;

  •
  disruption in our sources of supply;

  •
  personnel changes;

  •
  information technology systems or network infrastructure failure, which could result in loss of operational capacities or critical data or cause delays in our billing and collection cycles;

  •
  our ability to control expenses;

  •
  changes in our mix of products; and

  •
  changes in our ability to raise or spend capital.

Failure to retain certain key personnel or the inability to attract and retain new qualified personnel could negatively impact our ability to operate or grow our business.

        The success of our business will continue to depend to a significant extent on our ability to retain or attract key personnel, particularly management, engineering, sales and operating personnel. Our management team, led by our Chief Executive Officer, Douglas R. Brown, our President, Anthony Ibarguen, and our Chief Financial Officer, Lee S. Muller, and other key personnel have extensive industry experience. Our ability to attract or retain these employees will depend on our ability to offer competitive compensation, training and benefits. If we are unable to continue to hire and retain skilled management, technical, engineering, sales, service and operating personnel, we will have trouble operating and expanding our business, including developing and operating our existing and new desalination plants. Our success depends largely upon the continued service of our management, technical, engineering, sales, service and operating personnel and our ability to attract, retain and motivate highly skilled personnel. We face significant competition for such personnel from other businesses and other organizations who may better be able to attract such personnel. The ability to attract or retain these employees will depend on our ability to offer competitive compensation, training and benefits. The loss of key personnel or our inability to hire and retain personnel who have the necessary management, technical, engineering, sales, service and operating backgrounds could materially adversely affect our business and our financial performance.

Our Seven Seas Water business is dependent on a small group of customers for a significant amount of our revenue.

        Our Seven Seas Water business focuses on large and complex projects. Consequently, we are dependent on a small number of customers for a significant amount of our revenue. Our desalination projects usually conduct business under long-term water supply agreements with one or a limited number of customers or a single government or quasi-government entity that purchase the majority of, and in some cases all of, the relevant facility's output over the term of the agreement. This customer concentration exposes us to increased risk of cancellation or delay of a project, which may cause high volatility of our revenues. For example, our customer in Trinidad and the aggregate of our next four largest customers accounted for approximately 12.7% and 29.2%, respectively, of AquaVenture Holding LLC's consolidated revenue for the year ended December 31, 2015. While we intend to maintain long-term water supply agreements for each of our facilities, due to market conditions, regulatory regimes and other factors, it may be difficult for us to secure long-term agreements where our current contracts are expiring or for new development projects. In addition, the financial performance of our facilities is dependent on the credit quality of, and continued performance by, our customers. If any significant customer ceases payments to us, cancels or delays a project or otherwise ceases doing business with us, our business and financial condition could be materially and adversely affected. Further, if we are required to transfer or sell one or more of our desalination plants to our customers, our business and financial condition could be materially and adversely affected. While we serve quasi-governmental agency customers, those water supply agreements are neither guaranteed by the related government nor supported by the full faith and credit of such government, and no assurance can be given that such government would provide financial support.

The future growth of our Seven Seas Water business is dependent on our ability to identify and secure new project opportunities in a competitive environment.

        We are currently pursuing new opportunities for our Seven Seas Water business in North America, Latin America, India and the Middle East. Any new project we implement will require achievement of critical milestones in order to commence construction, the first of which is to successfully identify markets for such projects and secure contracts with proposed customers to sell water in sufficient quantities and at prices that make the projects financially viable.

        Our Seven Seas Water business typically incurs significant business development expenses in the pursuit of new projects and markets, and such expenses have had, and could have, an adverse impact on our results of operations and cash flows. We currently operate in the Caribbean where we have successfully identified markets that accept our build, own and operate, or BOO, model. However, we expect to face challenges when we enter new markets, including identifying and establishing relationships with appropriate local partners, locating potential sites for new plants and convincing potential customers about the benefits of our BOO model. New markets may also have competitive conditions and governmental or regulatory schemes that are different from our existing markets. Any failure on our part to recognize or respond competitively to these differences may adversely affect the success of our business development efforts or operations in those markets, which in turn could materially and adversely affect our results of operations.

        In most cases we must sign a contract and sometimes obtain, or renew, various licenses, permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed to win such contracts is often long, costly, complex and hard to predict. The same applies to the permit authorization process for activities that may affect the environment, which are often preceded by increasingly complex studies and public investigation. We may invest significant resources in a project or public tender without obtaining the right to build the plant. This could arise for many reasons, including the failure to obtain necessary licenses, permits or authorizations or inability to respond competitively. As a result, it may increase the overall cost of our activities or, if the resulting costs were to become too high, it could potentially force us to abandon certain projects. Should such situations become more frequent, the scope and profitability of our business, growth rate, predictability of earnings and cash flow generation could be materially and adversely affected.

        As part of the bidding process that must be followed to win contracts, we must, at times, share our know-how and confidential information with third parties. The need to share other confidential information and know-how increases the risk that such know-how and confidential information become known by our competitors, are incorporated into the product development of others or are disclosed or used in a way that disadvantages our business. Given that our proprietary position is based, in part, on our know-how and confidential information, a competitor's discovery of our know-how and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

        We may also decide to enter new markets by building reverse osmosis desalination plants before we have obtained a contract for the sale of water to be produced by the new plant or before we have established a customer base for the water to be produced by the new plant. Therefore, if we are unable to obtain a contract or sufficient number of customers for the plant, we may be unable to recover the cost of our investment in the plant, which could have a material adverse effect on our results of operations, cash flows and financial condition.

A number of factors may prevent or delay our Seven Seas Water business from building new plants and expanding our existing plants, including our dependence on third-party suppliers and construction companies.

        A number of factors may prevent or delay construction, expansion or deployment of our facilities, including our dependence on third-party suppliers of equipment and materials, our dependence on third-party construction companies, and the timing of equipment purchases.

        The equipment and materials required for the uninterrupted service of our Seven Seas Water plants are supplied by only a limited number of manufacturers and could only be replaced with difficulty or at significant added cost. Some materials or equipment may become scarce or difficult to obtain in the market, or they may increase in price. This could adversely affect the lead-time within which we receive the materials or components, and in turn affect our commitments to our customers, or could adversely affect the material cost or quality. The failure of any of these suppliers to fulfill their obligations to us or our subsidiaries could have a material adverse effect on our financial results. Consequently, the financial performance of our facilities is dependent in part on the credit quality of, and continued performance by, our suppliers.

        We also engage in long-term engineering, procurement and construction contracts associated with developing our new projects. If a construction company we have hired to build a new project defaults or fails to fulfill its contractual obligations, we could face significant delays and cost overruns. Any construction delays could have a material adverse impact on us.

        In addition, the timing of equipment purchased can pose financial risks to us. We attempt to make purchases of equipment and/or material as needed. However, from time to time, there may be excess demand for certain types of equipment with substantial delays between the time we place orders and receive delivery. In those instances, to avoid construction delays or service disruptions associated with the inability to own and place such equipment and/or materials into service when needed, we may place orders well in advance of deployment or when actual damage to the equipment and/or materials occurs. Thus, there is a risk that at the time of delivery of such equipment or materials, there may not yet be a need to use them; however, we are still required to accept delivery and make payment. In addition, due to the customization of some of our equipment and/or materials, there may be a limited market for resale of such equipment or material. This can result in our having to incur material equipment and/or material costs, with no use for or ability to resell such equipment.

Our ability to meet customer needs is dependent on the successful and efficient operation of our Seven Seas Water desalination facilities, which can be adversely impacted by a number of factors.

        Our ability to meet our customers' needs, as well as achieve our targeted level of financial performance, depends on the successful operation of our facilities in our Seven Seas Water business. We currently own and operate nine water treatment facilities in the Caribbean region, which generated substantially all of the revenue of our Seven Seas Water business for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016. Some of these facilities serve governmental and municipal customers who provide water to the ultimate consumers. If these customers fail to provide adequate service, our reputation will suffer and our competitive position may be impaired. In addition, if the risks involved in our operations are not appropriately managed or mitigated, our operations may not be successful and this could adversely affect our results of operations. The continued operation and maintenance of our desalination facilities may be disrupted by a number of technical problems, including:

  •
  breakdown or failure of equipment or processes;

  •
  contamination of, or other problems with, the raw feedwater that we process;

  •
  service disruptions, stoppages or variations in our supply of electricity transmitted by third parties to our desalination plants resulting in service interruptions;

  •
  availability of materials used in the desalination process;

  •
  problems with, or delays in availability of, water distribution infrastructure or our customers' ability to take delivery of the water we produce;

  •
  operating hazards such as mechanical problems and accidents caused by human error, which could impact public safety, reliability and customer confidence;

  •
  disruption in the functioning of our information technology and network infrastructure which are vulnerable to disability, failures and unauthorized access;

  •
  natural disasters, hurricanes and other extreme weather; and

  •
  other unanticipated operational and maintenance liabilities and expenses.

        If we do not operate our business to appropriately manage or mitigate these problems, we may breach our water supply agreement, harm our customer relationships or both, which could lead to the termination of the related water supply agreement. A decrease in, or the elimination of, the revenues generated by our key plants or a substantial increase in the costs of operating such plants could materially impact our reputation, performance, financial results and financial condition.

If our Quench business experiences a higher annual unit attrition rate than forecasted, our revenues could decline and our costs could increase, which would reduce our profits and increase the need for additional funding.

        Attrition is generally the result of competitive offerings, customers' ceasing or reducing their use of filtered water service, customer financial distress, customer dissatisfaction and other factors. If our unit attrition rate is higher than expected, it would reduce our revenues and could require increased marketing costs to attract the replacement customers required to sustain our growth plan, both of which would reduce our profit margin. In addition, our ability to generate positive operating cash flow in future periods will be dependent on our ability to obtain additional funding to increase our customer acquisition activities to out-pace customer attrition and absorb operating expenses. There can be no assurance that we will be able to obtain additional funding, increase our customer base at a rate in excess of our customer attrition rate or achieve positive operating cash flows in future periods. In the absence of our raising additional funding to finance increased selling and marketing activities and new customer acquisition, our customer attrition may exceed the rate at which we can replace such customers' business.

Increased competition could hurt our Quench business.

        The U.S. water cooler market is intensely competitive. Municipal tap water is also a substitute for our POU filtration services. The POU filtration market is highly fragmented, with many small, local service providers. There are also a number of larger national competitors, including DS Services (a subsidiary of Cott Corporation), which offers BWC, office coffee service, or OCS, and POU services; Nestle, which offers BWC and POU services; Aramark, Compass Water Solutions, Waterlogic International and Pure Health Solutions, Inc. which offer OCS and POU services; and OneSource Water, which is a primary competitor in POU services. Our competitive position is based on our pricing, national service coverage and product quality. Many of these larger businesses have substantially greater financial and management resources than we do. Our ability to gain or maintain market share may be limited as a result of actions by competitors. If we do not succeed in effectively differentiating ourselves from our competitors, based on pricing, service, value proposition, quality of products, desirability of brands or otherwise, our competitive position may be weakened, which could also jeopardize our strategy to include the rental of additional or upgraded water coolers and the rental of equipment from our product lines enabled by POU water filtration. If we are unable to convince current and potential customers of the advantages of our services, our ability to sell our services may be limited.

Certain of our long-term water supply contracts under our Seven Seas Water business require us to transfer ownership of the desalination plant to the customer upon expiration or termination of the contract, or permit the customer to purchase the desalination plant in accordance with the contract before the expiration or termination of the contract.

        Approximately 38% of our long-term water supply contracts under our Seven Seas Water business require us to transfer ownership of the desalination plant to the customer upon expiration or termination of the supply contract, either for a specified amount or for no additional payment. Some of our long-term water supply contracts permit the customer to purchase the plant for amounts determined in accordance with the contract before the expiration or termination of the contract, typically with notice of six months or less. In addition, most of our long-term water supply contracts grant us the right to remove our equipment from the site of the facility in the event that the contract terminates due to a default by the customer or otherwise. If we are required to transfer or sell a desalination plant to our customer or are unable to remove our equipment upon termination of the contract for whatever reason, including customer interference, our revenue, earnings and cash flows from that desalination plant will cease, unless we are retained by the customer to continue to operate and maintain the plant. There can be no assurances that we will be retained by a customer to continue to operate and maintain the plant after its transfer to or purchase by such customer. As a result, our revenue, earnings and cash flows would decrease materially if we were to be required to transfer or sell a desalination plant. In addition, if we are required to transfer or sell a desalination plant to a customer for less than our carrying value of the plant or no consideration, we may not recoup our investment in the plant, may not receive sufficient proceeds to enable the subsidiary that owns the plant to repay any outstanding project finance debt in full, and may have to write down or write off the remaining value of the plant, any of which could materially and adversely affect our business, assets, earnings and debt covenant compliance. See "Business—Seven Seas Water—Our Desalination Plants."

The political, economic and social conditions impacting our geographic markets may adversely affect our Seven Seas Water business.

        Currently, substantially all of our operating desalination plants are located in the Caribbean region. We often market our services, and sell the water we produce, to governments and governmental entities run by elected or politically appointed officials. Various constituencies, including our competitors, existing suppliers, local investors, developers, environmental groups and conservation groups, have competing agendas with respect to the development of desalination plants and sale of water in the areas in which we operate, which means that decisions affecting our business are based on many factors other than economic and business considerations.

        Political concerns and governmental procedures and policies have hindered or delayed, and in the future are expected to hinder or delay, our ability to develop desalination plants or to enter into, amend or renew water supply contracts. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. For example, our market development activities and operations can be adversely affected by lengthy government bidding, contracting, licensing, permitting, approval and procurement processes, immigration or work permit restrictions, restrictive exchange controls or other factors that limit our customers' access to U.S. dollars and nationalization or expropriation of property. In addition, we may need to spend significant time and resources to inform newly elected officials, local authorities and others about the benefits of outsourced management of desalination plants and other water and wastewater treatment infrastructure.

        Our customers may suffer significant financial difficulties, including those due to downturns in the economy. Some of our customers could be unable to pay amounts owed to us or renew contracts with us at current or increased rates, which would negatively affect our financial performance. Certain of the regions and governments that we serve derive significant revenue from the sale of certain commodities such as oil, petrochemicals, natural gas, precious metals and other minerals, and our customers may be adversely impacted if demand or prices for these commodities were to decline for a prolonged period. Therefore, a decline in international or regional demand or prices for certain commodities may indirectly impact the demand for the water we produce and the credit worthiness of our customers.

        Furthermore, many of our targeted markets are in developing countries undergoing rapid and unpredictable economic and social changes. Many of these countries have suffered significant political, economic and social crises in the past, and these events may occur again in the future. Adverse political, economic and social conditions may affect existing operations and the development of new operations due to the resulting political economic and social changes, the inability to accurately assess the demand for water and the inability to begin operations as scheduled.

        We expect to continue to be subject to risks associated with dealing with governments and governmental entities, and political concerns and governmental procedures and policies may hinder or delay our ability to enter into supply agreements or develop our plants.

There can be no assurance that we will consummate our acquisition of ADB or any other acquisition for which we have a definitive agreement, and if any such acquisition is consummated, that we will be able to operate any acquired facilities, portfolios or businesses profitably or otherwise successfully implement our expansion strategy.

        Acquisitions have historically been a major part of our expansion strategy, and we expect to continue to grow through acquisitions in the future. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the intention to expand our user and revenue base, widen our geographic coverage and increase our product breadth. As part of our expansion strategy for our Seven Seas Water business, we may seek to acquire additional desalination and water treatment facilities. Potential acquisition candidates include individual plants and businesses that operate multiple plants. For our Quench business, we may seek to acquire additional portfolios of equipment or businesses with local, regional, national or international customer bases. We routinely evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There is significant competition for acquisition and expansion opportunities in our businesses. We compete for acquisition and expansion opportunities with companies that have significantly greater financial and management resources. There can be no assurance that any of our discussions or negotiations will result in an acquisition. In addition, even if we have executed a definitive agreement for an acquisition, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. For example, in September 2016 we entered into a purchase and sale agreement to acquire all of the outstanding shares of ADB and all of the rights and obligations under a design and construction contract for a desalination plant located in Peru. The closing of the transaction is subject to, among other requirements, our consummation of an initial public offering or the securing of debt financing to finance the transaction.

        The anticipated benefits from any of these potential acquisitions may not be achieved unless the operations of the acquired facilities, portfolios or businesses are successfully integrated in a timely manner. The integration of our acquisitions will require substantial attention from management and operating personnel, in particular to ensure that the acquisition does not disrupt any existing operations, or affect our customers' opinions and perceptions of our services, products or customer support.

        Whether we realize the anticipated benefits from these acquisitions depends, to a significant extent, on a number of factors, including the following:

  •
  the integration of the target businesses into our company;

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  the performance and development of the underlying assets, businesses, services or technologies;

  •
  acceptance by our target's customers;

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  the retention of key employees;

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  unforeseen legal, regulatory, contractual, labor or other issues arising out of the acquisitions; and

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  our correct assessment of assumed liabilities and the management of the relevant operations.

        The process of integrating the various facilities, portfolios or businesses could cause the interruption of, or delays in, the activities of some or all of the existing facilities, portfolios or businesses, which could have a material adverse effect on our operations and financial results. Acquisitions also place a burden on our information, financial and operating systems and our employees and management. Our ability to manage our growth effectively and integrate the operations of acquired facilities, portfolios or businesses, or newly expanded or developed facilities, will require us to continue to attract, train, motivate, manage and retain key employees and to expand our information technology, operational and financial systems. If we are unable to manage our growth effectively, we may spend time and resources on such acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees, and customers as a result of the integration of new businesses.

Severe weather conditions or natural or man-made disasters may disrupt our operations and affect the demand for water produced by our Seven Seas Water business or ability to produce water, any of which could adversely affect our financial condition, results of operations and cash flows.

        Our Seven Seas Water business, operating results and financial condition could be materially and adversely affected by severe weather, natural disasters, such as hurricanes, particularly in the Caribbean, hazards (such as fire, explosion, collapse or machinery failure), or be the target of terrorist or other deliberate attacks. Repercussions of these catastrophic events may include:

  •
  shutting down or curtailing the operation of our plants for limited or extended periods;

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  the need to obtain necessary equipment or supplies, including electricity, which may not be available to us in a timely manner or at a reasonable cost;

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  evacuation of and/or injury to personnel;

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  damage or catastrophic loss to our equipment, facilities and project work sites, resulting in suspension of operations or delays in building or maintaining our plants;

  •
  loss of productivity; and

  •
  interruption to any projects that we may have in process.

        Large-scale or repetitive natural disasters, such as hurricanes, tropical storms or earthquakes, can also lead to the damage or destruction of certain infrastructure (such as electricity supply, water storage tanks, water distribution infrastructure, roads and means of communication) on which we depend for the conduct of our business and can cause damage to the infrastructure for which we are responsible.

        In addition, hazards (such as fire, explosion, collapse or machinery failure) are inherent risks in our operations, which may occur as a result of inadequate internal processes, technological flaws, human error or certain events beyond our control. Our Seven Seas Water facilities could also be the target of terrorist or other deliberate attacks which could harm our business, financial condition and results of operations. We maintain security measures at our facilities, and we have and will continue to bear increases in costs for security precautions to protect our facilities, operations, and supplies. Despite our security measures, we may not be in a position to control the outcome of terrorist events, or other attacks on our facilities, should they occur. Such an event could harm our business, financial condition and results of operations and cash flows.

        Any contamination resulting from a natural or man-made disaster to our raw feedwater supply may result in disruption in our services, additional costs and litigation, which could harm our business, financial condition and results of operations. Damage or destruction to our facilities and infrastructure could temporarily inhibit our ability to deliver water as required by our contracts, which may enable our customers to terminate such contracts.

We may sustain losses that exceed or are excluded from our insurance coverage or for which we are not insured.

        We may from time to time become exposed to significant liabilities for which we may not have adequate insurance coverage. Because of the location of our Seven Seas Water facilities, we are exposed to risks posed by severe weather and other natural disasters, such as hurricanes and earthquakes. In addition to natural risks, hazards (such as fire, explosion, collapse or machinery failure) are inherent risks in our operations which may occur as a result of inadequate internal processes, technological flaws, human error or certain events beyond our control. The hazards described above can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any of these events may result in our being subject to investigation, required to perform remediation and/or named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury, natural resource damages and fines and/or penalties. In addition, such events may affect the availability of personnel, proper functioning of our information technology infrastructure and availability of third parties on whom we rely, any of which consequences could have a material adverse effect on our business and results of operations.

        Our facilities in Trinidad, the USVI and Tortola are insured against earthquake, flood and hurricane damage as required by our lenders. Our insurance programs have varying coverage limits, exclusions and maximums, and insurance companies may seek to deny claims we might make. Each policy includes deductibles or self-insured retentions and policy limits for covered claims. As a result, we may sustain losses that exceed or that are excluded from our insurance coverage or for which we are not insured. Catastrophic events can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles with respect to the insurance policies covering these facilities.

        Our facilities are fortified to withstand damage caused by severe weather, and we have not experienced any material loss or damage resulting from the natural disasters that have hit our facilities. However, we cannot assure that our facilities will withstand all natural disasters in the future, and an unforeseen natural disaster may cause damage to or the destruction of one or more of our facilities. In addition, an accident or safety incident could expose us to significant liability and a public perception that our operations are unsafe or unreliable. Although we conduct ongoing, comprehensive safety programs, a major accident could expose us to significant personal injury or property claims by third parties or employees. Even if we have purchased insurance, the adverse impact on our business, including both costs and lost revenue, could greatly exceed the amounts, if any, that we might recover from our insurers. We could also suffer significant construction delays or substantial fluctuations in the pricing or availability of materials for any projects we have in process. Any of these events could cause a decrease in our revenue, cash flow and earnings.

        In our Quench business, we maintain liability insurance covering our facilities and assets, including our company-owned equipment installed in the field, which could fail and cause significant property damage, personal injury and/or loss of life. However, we can make no assurance that the adverse impact of any claim will not materially exceed the amounts that we might recover from our customers, suppliers or insurers. Moreover, significant insurance claims, even if covered, can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. Any of these events could adversely affect our operations.

Our Seven Seas Water operations may be affected by tourism and seasonal fluctuations which could affect the demand for our water.

        Our operations may be affected by the levels of tourism and seasonal variations in the areas in which we operate. Demand for our water can be affected by variations in the level of tourism, demand for real estate and rainfall levels. Tourism in our service areas is affected by the economies of the tourists' home countries, primarily the United States and Europe, terrorist activity and perceived threats thereof, the cruise industry and costs of fuel and airfares. A downturn in tourism or greater than expected rainfall in the locations we serve could adversely affect our revenues, cash flows and results of operations.

Quench's largest customers account for a significant percentage of Quench's revenues, and our business would be harmed were we to lose these customers.

        Historically, we estimate Quench's twenty largest customers accounted for more than 14% of the revenue of our Quench business. A material reduction in purchases by, or services provided to, these customers could have a significant adverse effect on the business and operating results of our Quench business. In addition, pressures by these customers that would cause us to materially reduce the price of our products could result in a reduction to our operating margins.

Certain of our water supply contracts do not contain "take-or-pay" obligations, which may adversely affect Seven Seas Water's financial position and results of operation.

        Our water supply contracts may require customers to purchase a minimum volume of water on a take-or-pay basis over the term of those contracts. Take-or-pay provisions allow us to protect against short-term demand risk by guaranteeing minimum payments from such customers regardless of their actual requirements. However, two of our eight water supply contracts do not contain such provisions, and therefore, periods of low production requirements by our customers under such contracts may adversely affect our financial position and results of operation.

Our ability to compete successfully for acquisition opportunities and otherwise implement successfully our expansion strategy depend, in part, on the availability of sufficient cash resources, including proceeds from debt and equity financings.

        Our ability to compete successfully for acquisition opportunities and otherwise implement successfully our expansion strategy depends, in part, on the availability of sufficient cash resources, including proceeds from debt and equity financings. Our growth strategies include developing projects, the success of which depends on our ability to find new sites suitable for development into viable projects and developing those sites and projects. Any new project development or expansion project requires us to invest substantial capital. We finance some of our projects with borrowings, which are repaid in part from the project's revenues, and secured by the share capital, physical assets, contracts and cash flow of that project subsidiary and by the company. This type of financing is usually referred to as project financing. Commercial lending institutions sometimes refuse to provide project financing in certain less developed economies, and in these situations we have sought and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, the lending institutions may also require governmental guarantees of certain project and sovereign related risks. There can be no assurance, however, that project financing from international financial agencies or that governmental guarantees will be available when needed, and if they are not, we may have to abandon the project or invest more of our own funds, which may not be in line with our investment objectives and would leave fewer funds for other projects and needs.

        If the demand for our products and services declines when we are raising capital, we may not realize the expected benefits from our new facility or expansion project. Furthermore, our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect. The inability to complete any new project development or expansion projects or to complete them on a timely basis and in turn grow our business could adversely affect our business and results of operations.

        We believe that our future capital requirements will depend upon a number of factors, including cash generated from operations and the rate at which we acquire additional facilities, portfolios or businesses. We expect to fund such capital expenditures with cash from operations and proceeds from debt and equity financings. However, we may be unable to raise capital or unable to raise capital on terms acceptable to us, which would have a material adverse effect on our business.

        Financing risk has also increased as a result of the deterioration of the global economy and the recent crisis in the financial markets and, as a result, we may forgo certain development opportunities. We believe that capitalized costs for projects under development are recoverable; however, there can be no assurance that any individual project will be completed and reach commercial operation. If these development efforts are not successful, we may abandon a project under development and write off the costs incurred in connection with such project. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities.

Our substantial indebtedness could affect our business adversely and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flows to satisfy our liquidity needs.

        Our ability to comply with the terms of the documents governing our outstanding indebtedness, to make cash payments with respect to the outstanding indebtedness or to refinance any of such obligations will depend on our future performance, which in turn, is subject to prevailing economic conditions and financial and many other factors beyond our control.

        The terms of the documents governing our outstanding indebtedness contain a number of covenants that, among other things, restrict our ability to incur additional indebtedness, pay dividends, prepay subordinated debt, dispose of certain assets, enter into sale and leaseback transactions, create liens, make capital expenditures and make certain payments, investments or acquisitions and otherwise restrict corporate activities. In addition, we are required to satisfy specified financial covenants, including debt service coverage ratios, loan life coverage ratios, leverage ratios and minimum net worth tests for our Seven Seas Water business and minimum revenue and minimum cash balances for our Quench business. Our ability to comply with such provisions may be affected by events beyond our control. The breach of any of these covenants could result in a default under some or all of the documents governing our outstanding indebtedness. In the event of any such default, depending on the actions taken by the lenders under our outstanding indebtedness, such lenders could elect to declare all amounts borrowed under such indebtedness, together with accrued interest, to be due and payable. Certain of our loans have cross-default provisions that may be triggered upon our default under the documents governing our other indebtedness and, in addition, a default may restrict our ability to effect intercompany transfers of funds.

        As of June 30, 2016, we had approximately $151.9 million of outstanding consolidated indebtedness. Although our cash flow from operations has been sufficient to meet our debt service obligations in the past, there can be no assurance that our operating results will continue to be sufficient for us to meet our debt service obligations and financial covenants. Certain of our outstanding indebtedness is collateralized by the share capital of certain of our subsidiaries and certain other assets of our subsidiaries, and if we were unable to repay borrowings, the lenders could proceed against their collateral. If the lenders or the holders of any other secured indebtedness were to foreclose on the collateral securing our obligations to them, there could be insufficient assets required for the continued operation of our business remaining after satisfaction in full of all such indebtedness. In addition, the loan instruments governing the indebtedness of certain of our subsidiaries contain certain restrictive covenants which limit the payment of dividends and distributions and the transfer of assets to us and require such subsidiaries to satisfy specific financial covenants.

        The degree to which we are leveraged could have important consequences to the holders of our shares, including:

  •
  our ability to obtain additional financing for acquisitions, capital expenditures, working capital, payment of dividends or general corporate purposes may be impaired in the future;

  •
  the impact of negative pledges and financial covenants on our financial profile;

  •
  a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for our future growth, operations and other purposes;

  •
  certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest costs; and

  •
  we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

The government of the BVI has sent us notice that it believes our acquisition of the capital stock of Biwater (BVI) Holdings Limited required its written consent and that the failure to obtain such consent constitutes a breach of the water purchase agreement between the government of the BVI and Seven Seas Water (BVI) Ltd.

        On June 11, 2015, we acquired 100% of the capital stock of Biwater (BVI) Holdings Limited, or Biwater Holdings, pursuant to a stock purchase agreement. On August 6, 2015, Seven Seas Water (BVI) Ltd., a wholly owned subsidiary of Biwater Holdings, received notice from the government of the BVI stating that it considered the acquisition of the capital stock of Biwater Holdings an "assignment" under the terms of the water purchase agreement, which had been previously entered into by Seven Seas Water (BVI) Ltd. and the government of the BVI. An assignment of the water purchase agreement requires the written consent of the government of the BVI (not to be unreasonably withheld) as well as the prior written consent of the lender under the Biwater Loan Agreement. An assignment by Seven Seas Water (BVI) Ltd. of the water purchase agreement without consent may be deemed to be a company event of default under the terms of the water purchase agreement. If a company event of default has occurred, the government of the BVI may deliver a notice of intent to terminate the water purchase agreement.

        We do not believe that the acquisition of 100% of the capital stock of Biwater Holdings constituted an assignment under the terms of the water purchase agreement. We responded in writing to the BVI government's breach notice on August 10, 2015 and subsequently provided the BVI government with additional materials regarding the acquisition. Since the BVI government delivered the breach notice, the BVI government has continued to pay for water delivered in accordance with the water purchase agreement, approved an extension of the deadline for completing the construction and testing of two sewage treatment plants required by the water purchase agreement and on November 11, 2015, accepted the transfer of the two sewage treatment plants. Our discussions with the BVI government regarding the breach notice are continuing. The BVI government has not provided a notice of a default under, or of its intent to terminate the water purchase agreement.

        If the parties are unable to resolve the dispute informally, the dispute is to be settled exclusively through arbitration in London, England at the London Court of International Arbitration. If (i) the parties are not able to resolve any dispute regarding this issue directly and (ii) an arbitrator in accordance with the water purchase agreement finds in favor of the government of the BVI, the government of the BVI may elect to terminate the water purchase agreement, transfer title of the desalination plant to the government of the BVI, pay certain outstanding liabilities in accordance with the water purchase agreement and pay Seven Seas Water (BVI) Ltd. an amount equal to the outstanding balance of the long-term debt between Seven Seas Water (BVI) Ltd. and a bank that, as of June 30, 2016, had a remaining unpaid principal balance of $33.8 million (at face value and excluding application of the $3.6 million debt service reserve fund). If the water purchase agreement is terminated and we are required to sell our desalination plant in the BVI, our business, results of operations and financial condition may be materially and adversely affected.

We have significant cash requirements and limited sources of liquidity.

        We require cash primarily to fund:

  •
  principal repayments of debt including those due in 2016, 2017, 2018 and 2019;

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  interest;

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  acquisitions;

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  construction and other project commitments;

  •
  equipment purchases;

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  refurbishment, enhancement and improvements of existing facilities;

  •
  other capital commitments, including business development investments;

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  taxes; and

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  selling and marketing and other overhead costs.

        Our principal sources of liquidity are:

  •
  capital raises;

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  dividends and other distributions from our subsidiaries;

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  intercompany receivables;

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  repayment of principal and interest on intercompany loans; and

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  proceeds from debt financings at the subsidiary level.

        While we believe that these sources will be adequate to meet our obligations for the foreseeable future, this belief is based on a number of material assumptions, including, without limitation, assumptions about our ability to access the capital or commercial lending markets, the operating and financial performance of our subsidiaries, exchange rates, our ability to sell assets and the ability of our subsidiaries to pay dividends or repay intercompany loans. Any number of assumptions could prove to be incorrect and therefore there can be no assurance that these sources will be available when needed or that our actual cash requirements will not be greater than expected. In addition, our cash flow may not be sufficient to repay at maturity the entire principal outstanding of an indebtedness, and we may have to refinance such obligations. We have significant principal repayments due in 2016, 2017, 2018 and 2019. There can be no assurance that we will be successful in obtaining such refinancing on terms acceptable to us or at all, and any of these events could have a material effect on us.

As a part of our growth strategy, we have used, and expect to continue to use, project financing, which may adversely affect our financial results.

        We sometimes rely on project financing to fund the costs of our acquisitions and project development. Our subsidiaries have incurred, and in the future, may incur, project financing indebtedness to the extent permitted by existing agreements, and may continue to do so to fund ongoing operations. Any such newly incurred subsidiary indebtedness would be added to our current consolidated debt levels. Our project financing debt is, and would likely be structurally senior to certain of our other debt, which could also intensify the risks associated with leverage. Separately, failure to obtain project financing could result in delay or cancellation of future transactions or projects, thus limiting our growth and future cash flows.

        While the lenders to a project subsidiary under our project financings sometimes do not have direct recourse against us (other than to the extent we give any credit support), defaults thereunder can still have important consequences for us, including, without limitation:

  •
  our failure to receive subsidiary dividends, fees, interest payments, repayment of intercompany loans and other sources of cash, as the project subsidiary will typically be prohibited from distributing cash to us during the pendency of any default;

  •
  triggering our obligation to make payments under any financial guarantee, letter of credit or other credit support which we have provided to or on behalf of such subsidiary;

  •
  causing us to record a loss in the event the lender forecloses on the assets;

  •
  triggering defaults or acceleration on our outstanding debt, and, in some cases, triggering cross-default provisions;

  •
  the loss or impairment of investor confidence; or

  •
  foreclosure on the assets that are pledged under the non-recourse loans, therefore by eliminating any and all potential future benefits derived from those assets.

Future revenue for our long-term water supply agreements under our Seven Seas Water business is based on certain estimates and assumptions, and the actual results may differ materially from such estimated operating results.

        We operate our Seven Seas Water business based on our current estimate of the revenues we will generate under our long-term water supply agreements. Many of the costs of operating our facilities are fixed or do not vary materially based on the water produced by the facility, particularly in the short term. Our estimates and assumptions regarding what the water facilities will produce, and the revenues it will generate, during a specific period may not materialize. Unanticipated events may cause unforeseeable downtime, which would cause us to be unable to deliver water to our customers, which could have a material adverse effect on the actual results achieved by us during the periods to which these estimates relate. If revenues generated by the facility are less than estimated, our operating profit, gross margin and profits will be adversely affected.

Our emergency response services under our Seven Seas Water business expose us to additional challenges and risks.

        Our Seven Seas Water business also provides emergency response services in the event of a water crisis caused by water shortages, the failure of existing water producing equipment, and hurricanes or other natural disasters, among other reasons. We build skids, mobile desalination plants and other components in advance of a need to deploy them. To address these situations, we typically install our containerized mobile desalination plants pursuant to water supply agreements with shorter terms, typically with terms of less than five years. Due to the reactive nature of this market, we cannot predict when we will deploy our equipment, if at all, the duration of the deployment or the other terms and conditions applicable to the deployment (including the prices we will be paid for the water purchased from us). Our inability to deploy our containerized mobile desalination plants and components in a timely manner could adversely affect our results of operations, financial condition and cash flows. Further, we rely on our ability to use this equipment in other situations. If our equipment is damaged or requires extensive refurbishing after decommissioning and before it can be redeployed, our return on the investment in that equipment may be adversely affected. If we fail to perform in an emergency as our customer expects, or if our customer perceives that we failed to perform, our reputation and business could be materially and adversely affected. In addition, the deployment of our equipment on a large scale in response to an emergency may divert management's attention and resources. This could reduce our ability to pursue other opportunities, which could have an adverse effect on our business and results of operations.

The profitability of our Seven Seas Water facilities is dependent upon our ability to estimate costs accurately and construct and operate plants within budget.

        The cost estimates we prepare in connection with the construction and operation of our plants are subject to inherent uncertainties. Any construction and operating costs for our plants that significantly exceed our initial estimates could adversely affect our results of operations, financial condition and cash flows. Any delay in the construction of the plant may result in additional costs, and future operational costs could be affected by a variety of factors, including lower than anticipated production efficiencies and hydrological conditions at the plant site that differ materially from those we expected.

        We must satisfy each customer's specifications under our contracts, which may require additional processing steps or additional capital expenditures in order to meet such specifications. The terms of our water supply contracts typically require us to supply water for a specified price per unit during the term of the contract, subject to certain annual inflation adjustments, and to assume the risk that the costs associated with producing this water may be greater than anticipated. Because we base our contracted price of water in part on our estimation of future construction and operating costs, the profitability of our plants is dependent on our ability to estimate these costs accurately and remain within budget during the construction and operation of the facilities. In addition, most of our customers are required to supply the electricity we need to operate our desalination plants either for free or at contracted prices under their contracts with us. We will incur additional operating cost if we are required to bear the risks of fluctuations in electricity costs in the future, which may adversely and materially affect our results of operations and cash flows.

        The cost of equipment, materials and services to build a plant may increase significantly after we submit our bid for, or begin construction of, a plant, which could cause the gross profit and net return on investment for the plant to be less than we anticipated. The profit margins we initially expect to generate from a plant could be further reduced if future operating costs for that plant exceed our estimates of such costs.

Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

        We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, anti-trust and money laundering, due to our global operations. The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. There has been an increase in anti-bribery law enforcement activity in recent years, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice, or DOJ, and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will always protect us from improper conduct of our employees or business partners. If we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

Fluctuations in interest rates may adversely impact our business, financial condition and results of operations.

        We are exposed to fluctuations in interest rates. As of June 30, 2016, approximately 84% of our outstanding debt was exposed to interest rate fluctuations. We have not entered into arrangements or contracts with third parties that constitute an interest rate hedge. The portion of our debt that bears interest at a fixed rate will vary from time to time. If interest rates significantly deviate from historical ranges, or if volatility or distribution of these changes deviates from historical norms, we may experience significant losses. As a result, fluctuating interest rates may negatively impact our financial results and cash flows.

Our inability to negotiate pricing terms in U.S. dollars may adversely impact our Seven Seas Water business, financial condition and results of operations.

        Most of our Seven Seas Water revenue is generated and most of our operations are conducted in developing countries. Currently, customer payment obligations under all of our water supply contracts are denominated in the U.S. dollar. If the U.S. dollar weakens against other foreign currencies, some of our component suppliers may increase the price they charge for their components in order to maintain an equivalent profit margin. In addition, there is no assurance that we will be able to negotiate U.S. dollar denominated pricing terms in the renewal of existing contracts or new contracts in the future. In certain situations, we are exposed to foreign exchange risk to the extent we have payment obligations in a local currency relating to labor, construction, consumable or materials costs or, of our procurement orders are denominated in a currency other than U.S. dollars. We have not entered into any arrangements or contracts with third parties to hedge against foreign exchange risk. If any of these local currencies change in value relative to the U.S. dollar, our cost in U.S. dollars would change accordingly, which could adversely affect our results of operations.

Our business and ability to enforce our rights under agreements relating to our Seven Seas Water business may be adversely affected by changes in the law or regulatory schemes in the jurisdictions in which we operate.

        Changes in laws governing capital controls, the liquidity of bank accounts or the repatriation of capital, repayment of intercompany loans and dividends could prevent or inhibit our receipt of cash from our foreign subsidiaries, resulting in longer payment cycles or impairment of our collection of accounts receivable. Although we may have legal recourse to enforce our rights under agreements to which we are a party and recover damages for breaches of those agreements, such legal proceedings are costly and may not be successful or resolved in a timely manner, and such resolution may not be enforced. Areas in which we may be affected include:

  •
  forced renegotiation or modification of concessions, purchase agreements, land lease agreements and supply agreements;

  •
  termination of permits or concessions and compensation upon any such termination; and

  •
  threatened withdrawal of countries from international arbitration conventions.

        Any of these factors may cause our costs to build, own, operate or maintain our desalination plants to increase, may delay the commissioning of such plants, and may delay the time when we receive revenue and cash flows from such plants.

Operational and execution risks may adversely impact the financial results of our Quench business.

        Our operating results are reliant on the continued operation of our filtered water systems as well as our delivery fleet. Inherent in our operations are risks that require oversight and control, such as risks related to mechanical or electrical failure, fire, explosion, leaks, chemical use, and vehicle, lift or forklift accidents. We have established policies, procedures and safety protocols requiring ongoing training, oversight and control in an effort to address these risks. However, significant operating failures on our customers' premises or vehicle accidents could result in personal injury or loss of life, loss of distribution capabilities, and/or damage at the site of the filtered water system, thereby adversely impacting our business, reputation and financial results. These factors could subject us to lost sales, litigation contingencies and reputational risk.

Our multi-year contracts under our business may limit our ability to quickly and effectively react to general economic changes.

        The conditions under which we initially enter into a contract may change over time. These changes may vary in nature or foreseeability and may result in adverse economic consequences. These consequences may be exacerbated by the multi-year terms of our contracts, which may hinder our ability to react rapidly and appropriately to changes. For example, we may not be free to adapt our pricing in line with changes in cost or demand. We also are not typically able to suddenly or unilaterally terminate a contract we believe is unprofitable or change its terms.

Changes in demand for our Quench products and services may affect operating results.

        We believe that the growth of the U.S. water cooler market is due, in part, to consumer preferences for healthy products and consumer taste preferences for treated water over tap water and other beverages. Growth is also affected by the demand from our customers, whose tastes and preferences may be affected by energy efficiency standards and environmental concerns, as well as the form, features and aesthetics of our equipment, among other factors. To the extent such preferences change, demand for our products will be affected, which may materially adversely affect us.

In our Quench business, we face the risk that our customers may fail to properly maintain, use and safeguard our equipment, which may negatively affect us as the providers of the systems.

        It is generally our responsibility to service our Quench filtered water systems throughout the duration of the contract, and our customers are generally required to maintain insurance covering loss, damage or injury caused by our equipment. However, we are not able to monitor our customers' use or maintenance of their filtered water systems or their compliance with our contracts or usage instructions. A customer's failure to properly use, maintain or safeguard the filtered water system or the customer's non-compliance with insurance requirements may reflect poorly on us as the provider of the filtered water system and, as a result, damage our reputation. In addition, our Quench filtered water systems must be connected to a potable water source in order to be effective. A customer's failure or inability to connect our filter water system to a potable water source may reflect poorly on us as the provider of the filtered water system and, as a result, damage our reputation or cause the customer to terminate its relationship with us.

Many of our Seven Seas Water facilities are located on properties owned by others. If our landlords restrict our access to those properties or damage our facilities or equipment, our ability to develop, operate, maintain and remove our equipment would be adversely affected.

        Most of our Seven Seas Water facilities are located on property owned by others, some of whom are our customers. Our rights to locate our facilities and equipment on, and to access, those properties are governed by contracts with the applicable landlords. We need access to those properties to develop, operate and maintain our facilities and equipment and, in certain cases, to remove our equipment at the end of a contract term. In certain situations, personnel having access to those properties need security and other clearances. If the landlord restricts our ability to access our facilities, our ability to develop, operate, maintain and remove our equipment would be adversely affected. We cannot guarantee that we will not encounter labor disputes (strikes, walkouts, blocking access to sites, or the destruction of property in extreme cases) that could interrupt our operations over a significant period of time. In addition, our personnel, facilities and equipment located on those properties may be harmed by other activities or events occurring on those properties, including being subject to personal injury or death, or damage. Any such restrictions or occurrences could adversely affect our business, reputation, results of operations and financial condition.

We rely on information technology and network infrastructure in areas of our operations, and a disruption relating to such technology or infrastructure could harm our business.

        Seven Seas Water relies on our information technology and network infrastructure for both operations in our headquarters as well as our facilities, where our information technology and network infrastructure is critical for monitoring plant availability and efficiency. If our information technology or network infrastructure were to fail, such failure could lead to an inability to monitor our plant activities, and therefore could lead to noncompliance with health, safety and environmental requirements as well as increased costs and potential losses. Any increase in costs or losses could have an adverse effect on our financial condition and results of operations. In addition, the operation of our facilities relies on internet-based control systems. Interruption in internet service could limit or eliminate our ability to continue our plant operations, which would have a negative effect on our revenues.

        Quench relies on our information technology and network infrastructure for field service, customer service, billing, equipment service, inventory control, fixed asset management, financial reporting, accounting, accounts payable, payroll, lead generation, call center operations, sales analysis, vehicle tracking and profitability reporting. Our systems enable us to track the locations of our installed POU units and ensure customer compliance with payment obligations in connection with such POU units. Any failure or disruption relating to this technology or infrastructure could seriously harm our operations and/or reduce profitability. In addition, we are planning to upgrade and enhance our capabilities, including the replacement of our primary information technology systems. A failure to successfully implement such changes could adversely impact our business and may result in an inability to remain competitive with respect to our service offerings, pricing and collections.

Failure to maintain the security of our information and technology networks, including information relating to our service providers, customers and employees, could adversely affect us.

        We are dependent on information technology networks and systems, including the internet, to process, transmit and store electronic information and, in the normal course of our business, we collect and retain certain information pertaining to our service providers, customers and employees, including credit card information for many of our service providers and certain of our customers. In addition, the operation of our facilities relies on internet-based control systems. If security breaches in connection with the delivery of our solutions allow unauthorized third parties to access any of this data or obtain control of our customers' systems or the systems controlling our plant operations, our reputation, business, results of operations and financial condition could be harmed.

        The legal, regulatory and contractual environment surrounding information security, privacy and credit card fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of service provider, customer, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could result in loss of confidential information, damage to our reputation, early termination of our service provider contracts, significant costs, fines, litigation, regulatory investigations or actions and other liabilities or actions against us. Moreover, to the extent that any such exposure leads to credit card fraud or identity theft, we may experience a general decline in consumer confidence in our business, which may lead to an increase in attrition rates or may make it more difficult to attract new customers. Such an event could additionally result in adverse publicity and therefore adversely affect the market's perception of the security and reliability of our services. Security breaches of, or sustained attacks against, this infrastructure could create system disruptions and shutdowns that could result in disruptions to our operations. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We cannot be certain that advances in cyber-attack capabilities or other developments will not compromise or breach the technology protecting the networks that support our platform and solutions. If any one of these risks materializes our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We may experience difficulty obtaining materials or components for our Quench products.

        Our Quench business utilizes third parties both inside and outside the United States to manufacture our equipment and relies upon these manufacturers to produce and deliver quality equipment on a timely basis and at an acceptable cost. Disruptions to the business, financial stability or operations, including due to strikes, labor disputes, political/governmental issues or other disruptions to the workforce, of these manufacturers, or to their ability to produce the equipment we require in accordance with our and our customers' requirements could significantly affect our ability to fulfill customer demand on a timely basis which could materially adversely affect our revenues and results of operations.

Our holding company structure effectively subordinates our parent company to the rights of the creditors of certain of our subsidiaries.

        Substantially all of our assets are held by our subsidiaries. As a result, our rights and the rights of our creditors to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that we are reorganized as a creditor of such subsidiary, in which case our claims would still be subject to the claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary senior to that held by us. As of June 30, 2016, our subsidiaries had approximately $151.9 million of indebtedness (net of discounts and excluding intercompany indebtedness) outstanding.

        Since operations are conducted through our subsidiaries, our cash flow and ability to service debt is dependent upon the earnings of our subsidiaries and distributions to us. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due pursuant to indebtedness of other subsidiaries or us or to make any funds available therefor. In addition, the payment of dividends and the making of loan advances to us by our subsidiaries are contingent upon the earnings of those subsidiaries and are subject to various business considerations and, for certain subsidiaries, restrictive loan covenants contained in the instruments governing the indebtedness of such subsidiaries, including covenants which restrict in certain circumstances the payment of dividends and distributions and the transfer of assets to us.

Seven Seas Water may invest in projects with third-party investors that could result in conflicts.

        We may from time to time invest in projects with third-party investors who may possess certain shareholder rights. Actions by an investor could subject our assets to additional risk as a result of any of the following circumstances:

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  the investors might have economic or business interests or goals that are inconsistent with our, or the project-level entity's, interests or goals; or

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  the investor may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

        Although we generally seek to maintain sufficient control of any investment to permit our objectives to be achieved, we might not be able to take action with respect to certain matters without the approval of the investors. We may experience strained relations with certain of our investors, resulting in liquidity constraints due to our third-party investors' failure to fund their respective capital commitments.

In Curaçao, our customer is dependent on Petróleos de Venezuela S.A., or PdVSA (the state-owned oil company of Venezuela), and any financial or other issues our customer experiences with PdVSA could adversely affect our results of operations and financial condition.

        Our desalination facility in Curaçao sells industrial quality water to Curaçao Refinery Utilities B.V., a government owned utility that provides utility services to a refinery it has leased to PdVSA. The current term of this water sales agreement expires in 2019, but will extend to 2022 if our customer extends the lease of the refinery to PdVSA. Any financial or other issues our customer experiences with PdVSA could adversely affect our results of operations and financial condition.

Our ability to grow our business could be materially adversely affected if we are unable to raise capital on favorable terms.

        From time to time, we rely on access to capital markets as a source of liquidity for capital requirements not satisfied by operating cash flows. Our ability to arrange for financing on either a recourse or non-recourse basis and the costs of such capital are dependent on numerous factors, some of which are beyond our control, including:

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  general economic and capital market conditions;

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  the availability of bank credit;

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  investor confidence;

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  our financial condition, performance and prospects in general and/or that of any subsidiary requiring the financing as well as companies in our industry or similar financial circumstances; and

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  changes in tax and securities laws which are conducive to raising capital.

        Should future access to capital not be available to us, it may become necessary for us to sell assets or we may decide not to build new plants, expand or improve existing facilities or pursue acquisitions, any of which would affect our future growth, results of operations and financial condition.

An impairment in the carrying value of long-lived assets, long-term contract costs, goodwill or intangible assets would negatively impact our consolidated results of operations and net worth.

        Long-lived assets are initially recorded at cost and are amortized or depreciated over their useful lives. Long-term contract costs consist of both deferred contract costs related to service concession arrangements and contract intangible assets related to service concession arrangements established in purchase accounting. Long-term contract costs are amortized on a straight-line basis over the remaining service concession arrangement period. Long-lived assets and long-term contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of long-lived assets and long-term contract costs classified as contract intangible assets are measured by a comparison of the carrying amount of an asset or asset group to future undiscounted cash flows expected to be generated by the asset or asset group. Recoverability of long-term contract costs classified as deferred contract costs are measured by a comparison of the carrying amount of an asset or asset group to undiscounted future cash flows expected to be generated through the performance of the remaining services under the contract. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. There are inherent uncertainties related to these factors and management's judgment in applying these factors. These events or changes in circumstances and the related analyses could result in additional long-lived asset impairment charges in the future. Impairment charges could substantially affect our financial results in the periods of such charges.

        We have significant goodwill and intangible assets that are susceptible to valuation adjustments as a result of events or changes in circumstances. As of December 31, 2015, intangible assets, net and goodwill were $56.1 million and $98.0 million, respectively. In 2015, we recorded an impairment charge of $27.4 million against goodwill. We assess the potential impairment of goodwill and indefinite lived intangible assets on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include disruptions to our business, failure to realize the economic benefit from acquisitions of other companies and intangible assets, slower industry growth rates and declines in operating results and market capitalization. Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events, new information or changes in circumstances may alter management's valuation of an intangible asset. The timing and amount of impairment charges recorded in our consolidated statements of operations and write-downs recorded in our consolidated balance sheets could vary if management's conclusions change.

        In connection with our annual impairment test, we recorded goodwill impairment of $27.4 million during the fourth quarter of 2015. A further deterioration in the forecast or assumptions used in the impairment analysis could result in an additional impairment charge. Any additional impairment of goodwill or identifiable intangible assets could have a material adverse effect on our operating results and financial condition.

We may not be able to adapt to changes in technology and government regulation fast enough to remain competitive.

        The water purification industry is highly technical and thus impacted by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Advances in technology and changes in legislative, regulatory or industrial requirements may render certain of our purification products and processes obsolete or increase our compliance costs.

Changes in tax law, determinations by tax authorities and/or changes in our effective tax rates may adversely affect our business and financial results.

        Under current law, we expect to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, uncertainties in the relative valuation between our U.S. business and our non-U.S. business could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code of 1986, as amended, and could adversely affect our effective tax rate. In addition, changes to Section 7874 or the Treasury Regulations promulgated thereunder, other changes in law, or new interpretations of the meaning or scope of these rules, could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes and adversely affect our effective tax rate. Some of the Section 7874 regulations are newly issued and complex, and as such their application to any particular set of facts is uncertain. While we believe we will be treated as a non-U.S. corporation for U.S. federal income tax purposes, such belief is based on, among other things, facts that may change or be unclear, valuations which are inherently subjective and judgments that may prove to be incorrect. If such belief is incorrect, there could be a material adverse impact on our expected tax position and effective tax rate.

        Our Quench business operates in the United States, and all of our Seven Seas Water customer revenue was generated outside the United States in the year ended December 31, 2015. In light of the global nature of our business and the fact that we are subject to tax at the federal, state and local levels in the United States and in other countries and jurisdictions, a number of factors may increase our future effective tax rates, including:

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  our decision to distribute U.S. or non-U.S. earnings to the parent company;

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  the jurisdictions in which profits are determined to be earned and taxed;

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  sustainability of historical income tax rates in the jurisdictions in which we conduct business;

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  the resolution of issues arising from tax audits with various tax authorities;

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  our ability to use net operating loss carry-forwards to offset future taxable income and any adjustments to the amount of the net operating loss carry-forwards we can utilize;

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  changes in tax laws that impact favorable tax treatment and/or the deductibility of certain expenses from taxable income; and

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  changes in the valuation of our deferred tax assets and liabilities, and changes in deferred tax valuation allowances.

Any significant increase in our future effective tax rates could reduce net income for future periods.

We could be adversely impacted by environmental, health and safety legislation, regulation and permits and climate change matters.

        We are subject to numerous international, national, state and local environmental, health and safety laws and regulations, as well as the requirements of the independent government agencies and development banks that provide financing for many of our projects, which require us to incur significant ongoing costs and capital expenditures and may expose us to substantial liabilities. Such laws and regulations govern, among other things: emissions to air; discharges to water; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties. Currently, we believe we are in compliance with these laws and regulations, but there is no assurance that we will not be adversely impacted by any such liabilities, costs or claims in the future, either under present laws and regulations or those that may be adopted or imposed in the future.

        We must obtain, maintain and/or renew a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental, health and safety matters, in connection with our current and future operations and development of our facilities. The permitting rules and their interpretations are complex, and the level of environmental protection needed to obtain required permits has tended to become more stringent over time. In many cases, the public (including environmental interest groups) is entitled to comment upon and submit objections to permit applications and related environmental analysis, attend public hearings regarding whether such permits should be issued and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental analyses and determinations and the manner in which permitted activities are conducted. Permits required for our operations and for the development of our facilities may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to operate or develop our facilities economically or may be subsequently revoked. Any failure to obtain, maintain or renew our permits, as well as other permitting delays and permitting conditions or requirements that are more stringent than we anticipate, could have a material adverse effect on our business, results of operations and financial condition.

        Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating greenhouse gas emissions and energy policies. If these laws, regulations and requirements become more stringent in the future, we may experience increased liabilities, compliance costs and capital expenditures or difficulty in our ability to comply with applicable requirements or obtain financing for our projects.

        The potential physical impacts of climate change on our operations are also highly uncertain and would vary depending on type of physical impact and geographic location. Climate change physical impacts could include changing temperatures, water shortages, changes in weather and rainfall patterns, and changing storm patterns and intensities. Many climate change predictions, if true, present several potential challenges to water and wastewater utilities, such as increased precipitation and flooding, potential degradation of water quality, and changes in demand for water services.

We are subject to litigation and reputational risk as a result of the nature of our business, which may have a material adverse effect on our business.

        From time to time, we are involved in lawsuits that arise from our business. Litigation may, for example, relate to product liability claims, personal injury, property damage, vehicle accidents, regulatory issues, contract disputes or employment matters. The occurrence of any of these matters could also create possible damage to our reputation. The defense and ultimate outcome of lawsuits against us may result in higher operating expenses. Higher operating expenses or reputational damage could have a material adverse effect on our business, including to our liquidity, results of operations and financial condition.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

        As a public company, and particularly after we cease to be an "emerging growth company," we will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, or the Exchange Act, and regulations regarding corporate governance practices. The listing requirements of the New York Stock Exchange, or the NYSE, require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, shareholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements, and we will likely need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

        The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

In connection with the audit of our consolidated financial statements for 2014 and 2015, a material weakness in our internal control over financial reporting was identified. While we have taken steps to remediate this material weakness, we cannot provide assurance that additional material weaknesses will not occur in the future.

        In connection with the audit of our consolidated financial statements for the year ended December 31, 2014 and 2015, management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as "a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected." Our lack of adequate accounting personnel has resulted in the identification of material weaknesses in our internal controls over financial reporting. Specifically, the material weakness was related to audit adjustments and prior period adjustments relating to 2014.

        To address the material weakness, we developed and implemented a plan in late fiscal year 2014 and during 2015 that included hiring additional accounting personnel, refining the end of period closing procedures and commencing an implementation of an information technology solution to assist in automating a portion of the financial reporting process, as well as implementing additional management review controls in several processes including fixed asset management, tax, and financial reporting. We have continued in 2016 to strengthen our control environment through the addition of incremental preventive and detective controls in areas of significant risk.

        While we implemented a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. We can give no assurance that this implementation will remediate this deficiency in internal control or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a material adverse effect on our business and stock price.

        In addition, as a public company, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, annual management assessments of the effectiveness of our internal control over financial reporting. During the course of our assessment, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Based on the current and anticipated value of our assets and the composition of our income, assets and operations, we do not expect to be a "passive foreign investment company," or PFIC, for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our Shares, which may fluctuate considerably. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (as defined below under "Certain Material U.S. Federal Income Tax Considerations") holds a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

You may be subject to adverse U.S. federal income tax consequences if we are classified as a Controlled Foreign Corporation.

        Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a "controlled foreign corporation," or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a U.S. person (as defined by the Code), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We may currently be a CFC, and we may continue to be a CFC. In addition, even if we are not currently a CFC, it is possible that one or more shareholders treated as U.S. persons for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the company, cause the company to be treated as a CFC for U.S. federal income tax purposes in the future. Holders are urged to consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Risks Related to Our Ordinary Shares

Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

        Upon consummation of this offering, our directors, executive officers and each of our shareholders who own greater than 5% of our outstanding ordinary shares and their affiliates, in the aggregate, will own approximately 57% of the outstanding ordinary shares (or approximately 55% if the underwriters exercise in full their option to purchase additional shares). As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might affect the market price of our ordinary shares.

Anti-takeover provisions in our memorandum and articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our ordinary shares.

        Provisions in our memorandum and articles of association may have the effect of delaying or preventing a change of control or changes in our management. Our memorandum and articles of association include provisions that:

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  Authorize our board of directors to issue, without further action by the shareholders undesignated preferred shares;

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  Require that action by written consent in lieu of a meeting be adopted only if the shareholders unanimously consent to this manner of decision making;

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  Establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

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  Limit the manner in which our shareholders can remove directors from the board;

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  Prohibit certain persons who own in excess of 15% of our outstanding ordinary shares from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding ordinary shares, unless the merger or combination is approved in a prescribed manner;

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  Establish that our board of directors is divided into three classes—Class I, Class II and Class III—with each class serving staggered terms; and

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  Require a super-majority of votes to amend certain of the above-mentioned provisions.

        These provisions, alone or together, could delay or prevent hostile takeovers and changes in control. These provisions may also frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

        Any provision of our memorandum and articles of association or British Virgin Islands law that has the effect of delaying or deterring a change of control could limit the opportunity for our shareholders to receive a premium for their ordinary shares, and could also affect the price that some investors are willing to pay for our ordinary shares.

It may be difficult to enforce a U.S. or foreign judgment against us, our directors and officers named in this prospectus outside the United States, or to assert U.S. securities laws claims outside of the United States.

        We are a company limited by shares incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us, our directors and officers, or to enforce against us, or them, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state therein. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See "Enforceability of Civil Liabilities."

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

        Our corporate affairs will be governed by our Amended Memorandum and Articles of Association, the British Virgin Island Business Companies Act, 2004, as amended from time to time (the "BVI Act") and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands.

        The rights of shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands corporate statutory law.

        As a result of all of the above, holders of our ordinary shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Shareholders in British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving a shareholder of the ability to protect its interests.

        While statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the United States based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature or that relate to taxes or similar fiscal or revenue obligations or would be viewed as contrary to British Virgin Island public policy or the proceedings pursuant to which judgment was obtained were contrary to natural justice. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs.

        Under the laws of the British Virgin Islands, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under statutory law are unfair prejudice relief and an action to enforce the BVI Act or the Amended Memorandum and Articles of Association brought by the shareholders. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended Memorandum and Articles of Association.

        There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors and that the principal remedy for an aggrieved minority shareholder was presentation of a winding up petition on just and equitable grounds. The BVI Act amplifies this position by providing that a shareholder is not entitled to bring an action or intervene in proceedings in the name of or on behalf of a BVI company. Every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the company's constituent documents.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our share, our share price and trading volume could decline.

        The trading market for our ordinary shares will depend on the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts change their recommendation or outlook regarding us or our shares, or provide more favorable relative recommendations or outlooks about our competitors, our share price could likely decline. Additionally, if any of the analysts do not publish or cease publishing research or reports about us, our business or our market, our share price and trading volume could decline.

Prior to this offering, there has been no public market for our ordinary shares, and an active trading market may not develop or be sustained following this offering.

        Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them, or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Future sales of our ordinary shares in the public market could cause our share price to fall.

        Sales of a substantial number of our ordinary shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Upon the closing of this offering, we will have 25,413,016 ordinary shares outstanding, assuming no exercise of outstanding options or the underwriters' option to purchase additional shares.

        All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except for any shares held by our affiliates as defined in Rule 144 under the Securities Act and any shares sold under our directed share program, which are subject to a 45-day lockup period (and those purchased by our directors and officers are subject to a 180-day lockup period). A total of 18,913,016 ordinary shares outstanding immediately after this offering, or 74%, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

        The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See "Shares Eligible for Future Sale."

        The holders of 18,087,347 ordinary shares outstanding after this offering, or 71% of outstanding shares immediately after giving effect to this offering, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to an investors' rights agreement between such holders and us. See "Description of Share Capital—Registration Rights." If such holders, by exercising their registration rights, sell a large number of shares, the market price for our ordinary shares could be harmed. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We have filed a registration statement on Form S-8 under the Securities Act to register shares for issuance under our equity incentive plans, including our 2016 Share Option and Incentive Plan and our 2016 Employee Share Purchase Plan. Each of these plans provides for automatic increases in the shares reserved for issuance under the plan which could result in additional dilution to our shareholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting.

We may invest or spend the proceeds of this offering in ways with which you may not agree, or in ways which may not yield a positive return.

        A portion of the net proceeds from this offering may be used for working capital purposes and for other general corporate purposes.

        We will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our market value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our ordinary shares is substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will incur immediate dilution of $13.38 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in this offering will have contributed 40% of the total consideration paid by our shareholders to purchase equity of our company, in exchange for acquiring approximately 26% of our total outstanding shares as of June 30, 2016 after giving effect to this offering and the Corporate Reorganization. In addition, if outstanding options to purchase our ordinary shares are exercised, you will experience additional dilution.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any dividends on our ordinary shares. We currently intend to retain any earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the future. Additionally, our ability to pay dividends on our ordinary shares is limited by restrictions under the terms of our Curaçao credit facility. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions.

        You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to the following risks and uncertainties as well as other factors described in the section titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Operating Results" and elsewhere in this prospectus:

  •
  the high level of competition in the desalination and wastewater treatment market and in the filtered water systems market and the impact such competition may have on our pricing and sales volume;

  •
  state and federal regulation of our products and services and the risk that we may fail to meet current regulations or that further regulations may restrict our ability to produce and distribute our products;

  •
  potential contamination of our water sources, which could tarnish our image or result in delays in operations and the inability to meet our contractual obligations;

  •
  disruptions to operations and facilities, which would restrict our ability to produce and distribute our products and services;

  •
  fluctuations in the cost of essential equipment or supplies, which could significantly affect our ability to develop or maintain our facilities or deliver our products and services on a timely basis, the price of our products and services and harm our reputation and customer relationships;

  •
  acquisitions that disrupt our business or failure to achieve the anticipated benefits from an acquisition;

  •
  the risk that our existing customers may not extend their contracts with us;

  •
  the ability to identify and pursue opportunities for growth;

  •
  population growth and urbanization that will lead to an increase in the demand for water treatment technology;

  •
  our ability to build plants with lower operating costs or more excess capacity in comparison to those offered by our competition;

  •
  our competitive advantage due to, in part, low overhead costs, knowledge of local markets and our efficient manner of operating our equipment;

  •
  our ability to purchase equipment from alternate suppliers;

  •
  disruptions of our supply chain, distribution channels or service networks;

  •
  our failure to provide a high level of customer service;

  •
  our dependence on a small number of key senior managers, our continued ability to retain their services and the risk that we will be unable to find replacements with similar levels of experience or expertise;

  •
  our ability to obtain and retain adequate managerial and operational resources to support our plans for growth and expansion;

  •
  changing consumer preferences could decrease demand for our product;

  •
  our dependence on information technology and communications networks (including the internet) to operate and manage our business and the risk that our critical information systems or network connections may fail or be compromised;

  •
  a decline in the economies in the countries in which we operate and plan to expand;

  •
  our vulnerability to the social, cultural and political volatility in the developing economies in which we operate and plan to expand;

  •
  fluctuations in tourism in the areas we service;

  •
  our ability to stay within budget and on schedule with respect to new construction;

  •
  our vulnerability to adverse or abnormal weather conditions;

  •
  litigation and legal proceedings could expose us to significant liabilities and damage our reputation;

  •
  credit and performance risk of our counterparties;

  •
  competition from third parties;

  •
  loss of services of key personnel and the retention and recruitment of a skilled workforce;

  •
  risks associated with negative developments in the capital markets;

  •
  the availability of debt or equity capital on economic terms to fund our capital expenditures, project development and acquisitions; and

  •
  risk associated with our substantial indebtedness.

        Moreover, we operate in very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus.

INDUSTRY AND MARKET DATA

        This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications, such as those published by Zenith International Ltd. and Global Water Intelligence, or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry and market data presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled "Risk Factors" and elsewhere in this prospectus.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our ordinary shares in this offering will be approximately $103.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $119.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to increase our financial flexibility, create a public market for our ordinary shares and facilitate our future access to the public equity markets.

        In September 2016, we entered into a purchase and sale agreement to acquire all of the outstanding shares of ADB and all of the rights and obligations under a design and construction contract for a desalination plant and related infrastructure located in Peru. We currently intend to use approximately $45 million, subject to adjustments, of the net proceeds that we will receive from this offering to fund this acquisition. We currently intend to use the remainder of the net proceeds that we will receive from this offering for working capital and other general corporate purposes. We have broad discretion as to the application of the proceeds used for working capital and other general corporate purposes. We may use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. As part of our expansion strategy, we may acquire complementary businesses. For our Seven Seas Water business, we may seek to acquire additional desalination and water treatment plants. Potential acquisition candidates include individual plants and businesses that operate multiple plants. For our Quench business, potential acquisition candidates include local dealers as well as businesses with broader regional or national customer bases. We routinely identify and evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There can be no assurance that any of our discussions or negotiations will result in an acquisition. Further, if we make any acquisitions, there can be no assurance that we will be able to operate the acquired plants or businesses profitably or otherwise successfully implement our expansion strategy. Other than the purchase and sale agreement described above, we currently do not have any agreements or commitments to make any acquisitions or investments.

        Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

DIVIDEND POLICY

        We have never declared or paid any cash dividend on our share capital. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, as determined at the discretion of our board of directors, which may include our financial condition, operating results, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Additionally, our ability to pay dividends on our ordinary shares is limited by restrictions under the terms of our Curaçao credit facility, which is described below in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

 CAPITALIZATION

        The following table sets forth our capitalization, as well as cash and cash equivalents, as of June 30, 2016 as follows:

  •
  on an actual basis (reflecting the balance sheet information of AquaVenture Holdings LLC);

  •
  on a pro forma basis, giving effect to the Corporate Reorganization, which occurred on October 4, 2016; and

  •
  on a pro forma as adjusted basis, giving further effect to the sale and issuance by us of 6,500,000 ordinary shares in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with our consolidated financial statements and related notes, and the sections titled "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Operating Results" and our consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$31,186	$31,186	$138,054

Total debt	$151,944	$151,944	$151,944

Shareholders' equity:
Class A preferred shares	$195,988	$—	$—
Class B shares	84,246	—	—
Class Q shares	143,666	—	—
Common shares	4,976	—	—
Ordinary shares	—	—	—
Management incentive plan shares	—	—	—
Additional paid-in capital	7,516	436,392	539,887
Accumulated deficit	(178,377)	(178,377)	(178,377)

Total members'/shareholders' equity	258,015	258,015	361,510

Total capitalization	$409,959	$409,959	$513,454

        If the underwriters' option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders' equity and shares issued and outstanding as of June 30, 2016 would be $154.5 million, $556.3 million, $377.9 million, 26,388,016 and 26,388,016, respectively.

        The pro forma and pro forma as adjusted columns in the table above is based on 18,913,016 ordinary shares outstanding as of June 30, 2016 after giving effect to the Corporate Reorganization described under the section titled "Certain Relationships and Related Party Transactions—Corporate Reorganization," and excludes, based on the initial public offering price of $18.00 per share that was used to distribute our capital stock to members of AquaVenture Holdings LLC:

  •
  205,058 ordinary shares issuable upon the exercise of options to purchase ordinary shares that were outstanding as of June 30, 2016, with a weighted average exercise price of $22.62 per share;

  •
  51,893 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, with a weighted average exercise price of $24.21 per share;

  •
  5,000,000 ordinary shares reserved for future issuance under our 2016 Share Option and Incentive Plan, which contains provisions that automatically increase its share reserve each year;

  •
  share option grants under our 2016 Share Option and Incentive Plan covering a total of 3,521,981 shares to certain employees and directors. The exercise price of the option grants is equal to the initial public offering price set forth on the cover page of this prospectus. As a result of the Corporate Reorganization, a significant portion of the profit interests previously issued to our executive officers, directors and employees converted into zero ordinary shares. Therefore, the compensation committee has determined to issue these additional option grants to both preserve the incentives lost and provide additional incentives to certain of our executive officers, directors and employees; and

  •
  250,000 ordinary shares reserved for future issuance under our 2016 Employee Share Purchase Plan, which contains provisions that automatically increase its share reserve each year.

DILUTION

        If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of ordinary shares outstanding. Our historical net tangible book value as of June 30, 2016 was $10.5 million, or $0.89 per share. Our pro forma net tangible book value as of June 30, 2016 was $10.5 million, or $0.56 per share, based on the total number of our ordinary shares outstanding as of June 30, 2016, after giving effect to the Corporate Reorganization, which occurred on October 4, 2016.

        After giving effect to the sale by us of 6,500,000 ordinary shares in this offering at the initial public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been $117.4 million, or $4.62 per share. This represents an immediate increase in pro forma net tangible book value of $4.06 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $13.38 per share to investors purchasing ordinary shares in this offering at the initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$18.00
Historical net tangible book value per share as of June 30, 2016	$0.89
Decrease per share after giving effect to the Corporate Reorganization	(0.33)

Pro forma net tangible book value per share as of June 30, 2016	$0.56
Increase in pro forma net tangible book value per share attributable to new investors in this offering	4.06

Pro forma as adjusted net tangible book value per share immediately after this offering		4.62

Dilution in pro forma net tangible book value per share to new investors in this offering		$13.38

        To the extent any outstanding options to purchase ordinary shares are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering would be $5.07 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $0.45 per share.

        The following table presents, on a pro forma as adjusted basis as of June 30, 2016, after giving effect to the Corporate Reorganization, which occurred on October 4, 2016, the differences between the existing shareholders and the new investors purchasing ordinary shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of ordinary shares and preferred stock, cash received from the exercise of stock options, cash received from the exercise of warrants, and the average price per share paid or to be paid to us at the initial public offering price of $18.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	18,913,016	74%	$175,106,172	60%	$9.26
New investors	6,500,000	26	117,000,000	40	$18.00

Total	25,413,016	100%	$292,106,172	100%	$11.49

        Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing shareholders would own 72% and our new investors would own 28% of the total number of our ordinary shares outstanding upon the completion of this offering.

        The number of ordinary shares that will be outstanding after this offering is based on 18,913,016 shares outstanding as of June 30, 2016, after giving effect to the Corporate Reorganization described under the section titled "Certain Relationships and Related Party Transactions—Corporate Reorganization," based on the initial public offering price of $18.00 per share that was used to distribute our capital stock to members of AquaVenture Holdings LLC:

  •
  205,058 ordinary shares issuable upon the exercise of options to purchase ordinary shares that were outstanding as of June 30, 2016, with a weighted average exercise price of $22.62 per share;

  •
  51,893 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, with a weighted average exercise price of $24.21 per share;

  •
  5,000,000 ordinary shares reserved for future issuance under our 2016 Share Option and Incentive Plan, which contains provisions that automatically increase its share reserve each year;

  •
  share option grants under our 2016 Share Option and Incentive Plan covering a total of 3,521,981 shares to certain employees and directors. The exercise price of the option grants is equal to the initial public offering price set forth on the cover page of this prospectus. As a result of the Corporate Reorganization, a significant portion of the profit interests previously issued to our executive officers, directors and employees converted into zero ordinary shares. Therefore, the compensation committee has determined to issue these additional option grants to both preserve the incentives lost and provide additional incentives to certain of our executive officers, directors and employees; and

  •
  250,000 ordinary shares reserved for future issuance under our 2016 Employee Share Purchase Plan, which contains provisions that automatically increase its share reserve each year.

 SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Operating Results" section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 from our audited financial statements included elsewhere in this prospectus. We have derived the balance sheet data as of December 31, 2013 from our audited financial statements not included in this prospectus. We have derived the selected consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and our consolidated balance sheet data as of June 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of June 30, 2016 and results of operations for the six months ended June 30, 2015 and 2016. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and the financial information presented for the interim periods may not be indicative of the results of the full year.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014(1)	2015(2)	2015	2016
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Bulk water	$27,780	$38,989	$47,444	$21,111	$27,072
Rental	—	23,995	44,654	21,954	23,757
Other	—	4,143	8,237	3,733	4,564

Total revenues	27,780	67,127	100,335	46,798	55,393
Cost of revenues:
Bulk water	15,765	21,037	29,090	13,034	15,293
Rental	—	10,984	20,210	9,499	10,733
Other	—	2,091	4,190	2,028	2,507

Total cost of revenues	15,765	34,112	53,490	24,561	28,533
Gross profit	12,015	33,015	46,845	22,237	26,860
Selling, general and administrative expenses	11,764	31,653	49,437	23,413	28,152
Goodwill impairment	—	—	27,353	—	—

Income (loss) from operations	251	1,362	(29,945)	(1,176)	(1,292)
Other expense:
Interest expense, net	(949)	(5,148)	(8,507)	(3,410)	(5,429)
Other expense	(124)	(325)	(364)	(127)	(135)

Loss before income tax expense	(822)	(4,111)	(38,816)	(4,713)	(6,856)
Income tax expense (benefit)	387	(1,984)	2,973	1,464	1,358

Net loss	$(1,209)	$(2,127)	$(41,789)	$(6,177)	$(8,214)

	As of December 31,			As of June 30,
	2013	2014(1)	2015(2)	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,277	$37,499	$17,802	$31,186
Working capital	$8,181	$30,946	$5,619	$17,276
Property, plant and equipment, construction in progress and long-term contract costs	$108,566	$129,983	$217,193	$215,367
Total assets	$135,922	$374,666	$425,656	$432,764
Current portion of long-term debt	$7,886	$8,265	$19,347	$21,926
Long-term debt	$45,666	$76,102	$118,013	$130,018
Class A redeemable convertible preferred shares(3)	$86,397	$—	$—	$—
Total members'/shareholders' equity	$(10,357)	$271,969	$265,160	$258,015

(1)
Includes the operations of Quench USA Inc. and Atlas Watersystems, Inc. from the respective dates of acquisition of June 6, 2014 and June 16, 2014.

(2)
Includes the operations of our bulk water business in the British Virgin Islands from the date of acquisition of June 11, 2015. Additionally, the Company recorded a goodwill impairment charge of $27.4 million related to the Quench reporting unit during 2015. The tax benefit associated with this impairment charge was $716 thousand.

(3)
The Class A redeemable convertible preferred shares were reclassified from temporary equity to members' equity during the year ended December 31, 2014 upon elimination of the redemption and conversion features.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND OPERATING RESULTS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled "Selected Consolidated Financial Data" and financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this prospectus.

 Overview

        AquaVenture is a multinational provider of Water-as-a-Service, or WAAS, solutions that provide our customers with a reliable and cost-effective source of clean drinking and process water primarily under long-term contracts that minimize capital investment by the customer. We believe our WAAS business model offers a differentiated value proposition that generates long-term customer relationships, recurring revenue, predictable cash flow and attractive rates of return. We generate revenue from our operations in the United States, the Caribbean, Saudi Arabia and Chile and are pursuing expansion opportunities in North America, the Caribbean, Latin America, India and the Middle East.

        We deliver our WAAS solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, providing 7 billion gallons of potable, high purity industrial grade and ultra-pure water per year to governmental, municipal, industrial and hospitality customers. Quench, which we acquired in June 2014, is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services to approximately 40,000 institutional and commercial customers, including more than half of the Fortune 500.

        Our Seven Seas Water platform generates recurring revenue through long-term contracts for the delivery of treated bulk water, generally based on the amount of water we deliver. The significant majority of our Seven Seas Water revenue is derived from our operations in five different locations as of June 30, 2016:

  •
  The USVI: Seven Seas Water provides all of the municipal potable water needs for the islands of St. Croix, St. Thomas and St. John through its two seawater desalination plants, one on St. Croix and one on St. Thomas, having a combined capacity of approximately 7.0 million gallons per day, or GPD. We also provide ultrapure water for use in power generation units by further processing a portion of the potable water we produce for certain of our customers.

  •
  St. Maarten: Seven Seas Water is the primary supplier of municipal potable water needs for St. Maarten through its three seawater desalination plants, which have a combined capacity of approximately 4.8 million GPD.

  •
  Curaçao: Seven Seas Water provides industrial grade water through seawater and brackish water desalination facilities having a combined capacity of approximately 4.9 million GPD.

  •
  Trinidad: Seven Seas Water provides potable water to southern Trinidad through its seawater desalination plant having a capacity of approximately 5.5 million GPD. Upon completion of an expansion during July 2016, total capacity was increased to 6.7 million GPD.

  •
  The BVI: Seven Seas Water is the primary supplier of Tortola's potable water needs through its seawater desalination plant having a capacity of approximately 2.8 million GPD, which we began operating after we acquired the capital stock of Biwater (BVI) Holdings Limited on June 11, 2015.

        Seven Seas Water offers solutions that utilize reverse osmosis and other purification technologies to convert seawater or brackish water into potable, high purity industrial grade and ultra-pure water in large volumes for customers operating in regions with limited access to usable water. Our WAAS solutions allow our customers to outsource the management of the entire lifecycle of a desalination plant. We are supported by an operations center in Tampa, Florida, which provides business development, engineering, field service support, procurement, accounting, finance and other administrative functions.

        Our Quench platform generates recurring revenue from the rental and servicing of POU water filtration systems and related equipment, such as ice and sparkling water machines, and from the contracted maintenance of customer-owned equipment. Quench also generates revenue from the sale of coffee and consumables. Our annual unit attrition rate at June 30, 2016 was 8%, implying an average rental period of more than 11 years. We receive recurring fees for the units we rent or service throughout the life of our customer relationship. We also receive non-recurring revenue from some customers for certain services, such as installation, relocation or removal of equipment, as well as from the resale of equipment. We achieve an attractive return on our rental assets due to strong customer retention. We provide our systems and services to a broad mix of industries, including government, education, medical, manufacturing, retail, and hospitality, among others. We operate across the United States and are supported by a primary operations center in King of Prussia, Pennsylvania.

        For the six months ended June 30, 2015 and 2016, our consolidated revenue was $46.8 million and $55.4 million, respectively. The $8.6 million increase was mainly due to additional revenues from our Seven Seas Water plant in the BVI, which was acquired in June 2015, and increased rental revenues and equipment sales from our Quench segment.

        For the fiscal years ended December 31, 2013, 2014 and 2015, our consolidated revenue was $27.8 million, $67.1 million and $100.3 million, respectively. The increase from 2013 to 2014 was primarily the result of our acquisition of Quench USA, Inc. and Atlas Watersystems, Inc., or Atlas, in June 2014 and from new plants and plant expansions at Seven Seas Water. The increase from 2014 to 2015 was primarily due to a full year of operations in 2015 for Quench USA, Inc. and Atlas, the acquisition of Seven Seas Water (BVI) Ltd. in June 2015, and the full year of operations in 2015 for new plants and plant expansions at Seven Seas Water completed during 2014. Including both organic and inorganic growth, our compounded annual growth rate, or CAGR, for revenue, was 40.5% from 2010 to 2015.

        During the year ended December 31, 2015, we recorded a goodwill impairment charge in the amount of $27.4 million related to the Quench reporting unit. The impairment charge was the result of significant unplanned increases to investment in staff and infrastructure with the goal of improving its long-term retention of existing customers and to support future organic and inorganic growth. In addition, Quench incurred unplanned expenses related to the integration of prior year acquisitions. The unplanned investments in staff and infrastructure are expected to increase our cost of revenues and operating costs by approximately $4.0 million annually in future operating periods from those previously expected. Further, we de-emphasized significant acquisitions during 2015 because of the potential need for historical audited financial statements for the IPO and the potential delays in the IPO process to prepare such financial statements. All of these items, which occurred during the second half of 2015, adversely impacted the 2015 operating results for the Quench reporting unit.

        For the six months ended June 30, 2015 and 2016, our consolidated loss from operations was $1.2 million and $1.3 million, respectively. The increase was mainly due to higher selling, general and administrative expenses related to increased compensation and benefits, which includes an increase in headcount at Quench in the second half of 2015 to increase the focus on customer retention and support future growth, $1.0 million of Quench ERP system implementation charges and $0.4 million of incremental depreciation expense related to a reduction in the remaining useful life of the existing Quench ERP system. The higher selling, general and administrative expenses were partially offset by increased gross profit at Seven Seas Water from its operation in the BVI and at Quench related to higher rental revenues and equipment sales over the prior year.

        For the fiscal years ended December 31, 2013, 2014 and 2015, our consolidated income (loss) from operations was $0.3 million, $1.4 million and $(29.9) million, respectively. The increase from 2013 to 2014 was attributed mainly to higher income from Seven Seas Water operations that resulted from revenue growth, which more than offset a $2.5 million operating loss from Quench for the 2014 period following its acquisition. The decrease from 2014 to 2015 was the result of the $27.4 million goodwill impairment charge and increases in share-based compensation expense, acquisition expenses, amortization of long-term contract costs and repair costs at the St. Maarten operation of Seven Seas Water, expenses related to the integration of prior year acquisitions, and business development and customer support expenses at Quench. Increased headcount and information technology support at both segments, needed to accommodate future growth, also contributed to the decrease in 2015 as compared to 2014.

        In September 2016, we entered into a purchase and sale agreement to acquire all of the outstanding shares of ADB and all of the rights and obligations under a design and construction contract for a desalination plant and related infrastructure located in Peru with a design capacity of 2.7 million GPD, which was completed in 2010. ADB operates and maintains the desalination plant and related infrastructure constructed under the design and construction agreement to produce water for a contracted fee on a take-or-pay basis for a phosphate mining company pursuant to an operating and maintenance agreement, which expires in 2037. The rights to the design and construction contract include monthly installment payments for the construction of the desalination plant and related infrastructure, which continues until 2024. These payments are accounted for as a long term note receivable. Under the terms of the purchase and sale agreement, the aggregate purchase price is estimated to be approximately $45 million, subject to adjustments. The closing of the transaction, which is expected to occur during the fourth quarter of 2016, is subject to, among other requirements, our consummation of an initial public offering or the securing of debt financing to finance the transaction. The transaction, upon closing, would expand our installed base of seawater reverse osmosis desalination facilities used to provide Water-as-a-Service, our presence in South America and the industries served.

Operating Segments

        We have two reportable segments that align with our operating platforms: Seven Seas Water and Quench. The segment determination is supported by, among other factors: the existence of individuals responsible for the operations of each segment and who also report directly to our chief operating decision maker, or CODM, the nature of the segment's operations and information presented to our board and our CODM. The expenses of AquaVenture Holdings LLC are included in the Seven Seas Water segment results.

History

        AquaVenture Holdings LLC was formed on December 14, 2006 with the objective to build or acquire, own and operate desalination and wastewater treatment plants. We focused on providing potable water and wastewater treatment services to what was considered a fragmented and underserved market in the Caribbean islands. The founding team included Douglas R. Brown, our current Chief Executive Officer and Chairman of the Board, and several of his former colleagues from Ionics, Incorporated, a formerly publicly-held water company that was acquired by General Electric in 2005. Our initial financing occurred on January 5, 2007, immediately preceding an acquisition on January 6, 2007 of AquaVenture Capital Limited and its wholly owned subsidiary, Seven Seas Water Corporation (USVI), in a stock-for-stock transaction valued at approximately $1.0 million. During the remainder of 2007, we completed acquisitions of two water businesses in the Turks and Caicos Islands and one water business in St. Maarten. The business acquired in St. Maarten provided us with our first long-term government contract. Also during 2007, we formed Seven Seas Water Corporation, a Delaware corporation located in Tampa, Florida, to provide business development, engineering, field service support, procurement, accounting, finance and other administrative services to our portfolio of operating companies. From 2008 to 2015, we continued to grow our business through new projects, existing project expansions and acquisitions. During the same period, we launched business development efforts in North America, Latin America, the Middle East and India.

        On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC under a contribution agreement in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares. The assets of Quench USA Holdings LLC included all issued and outstanding capital stock of Quench and any cash held. The Class Q shares and Class B shares issued to Quench USA Holdings LLC had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million). Our acquisition of Quench provides us with a more diversified water service offering and extends our geographical footprint into North America. Quench's results are included in our Quench segment results for the periods following its acquisition.

        On June 16, 2014, Quench acquired all of the assets of Atlas, for a total purchase price of $23.6 million, which consisted of $21.1 million in cash and 505,285 Class B shares valued at $2.5 million. Our acquisition of Atlas expands Quench's presence in the northeast United States and makes us a market leader in our sector in the greater Boston area. The results of Atlas are included in our Quench segment reporting for periods following its acquisition.

Biwater Acquisition

        On June 11, 2015, AquaVenture Water Corporation, a BVI company and our indirect wholly-owned subsidiary, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited, or Biwater Holdings. Seven Seas Water (BVI) Ltd., a wholly-owned subsidiary of Biwater Holdings, provides potable water to the island of Tortola from a desalination facility located in Paraquita Bay under a water purchase agreement with the BVI government that expires in 2030. AquaVenture Water Corporation acquired all of the capital stock of Biwater Holdings for a total purchase price of $47.8 million, which consisted of $44.5 million in cash and a note payable issued by AquaVenture Holdings N.V. in the aggregate principal amount of $5.6 million with a fair value at the date of acquisition of $3.3 million. Included in the liabilities of Biwater Holdings is long-term debt between Seven Seas Water (BVI) Ltd. and a bank with a remaining unpaid principal balance as of the acquisition date of $40.8 million, excluding any application of a $3.6 million debt service reserve that is held by the lender as restricted cash. The operations of Biwater Holdings and its subsidiary are included in our Seven Seas Water reporting segment from the date of the acquisition.

Components of Revenues and Expenses

        Management reviews the results of operations using a variety of measurements and procedures including an analysis of the statement of operations which management considers an important aspect of our performance analysis. To help the reader better understand the discussion of operating results, details regarding certain line items have been provided below.

Revenues

  Seven Seas Water

        Our Seven Seas Water business generates revenue primarily from the delivery of treated bulk water to governmental, municipal, industrial and hospitality customers. We generally recognize revenue from bulk water sales and services at the time water is supplied to our customers in accordance with the applicable water supply agreements. Certain agreements contain minimum monthly charge provisions which allow us to invoice the customer for the greater of the water supplied or a minimum monthly charge if we have met our water supply obligations. The amount of water supplied is based on meter readings performed at or near the end of each month. Estimates of revenue for unbilled water are recorded when meter readings occur at a time other than the end of a period.

        Our Seven Seas Water business operates on a water outsourcing model. Certain contracts under which we construct a plant to provide bulk water to a specific customer contain certain terms and conditions that under U.S. GAAP accounting rules require the arrangement to be accounted for as an operating lease. We have determined that revenue recognition over the life of contracts that are categorized under U.S. GAAP as operating leases is consistent with contracts for bulk water sales and service after taking into consideration our analysis of contingent rent, any minimum take-or-pay provisions and contractual unit pricing.

        Through the Seven Seas Water operating platform, we also recognize revenue under certain contracts with our customers that are required by U.S. GAAP to be accounted for as service concession arrangements. Service concession arrangements are agreements entered into with a public-sector entity that controls both the ability to modify or approve the services and prices provided by the operating company and beneficial entitlement or residual interest in the infrastructure at the end of the term of the agreement. Our service concession arrangements require the construction of infrastructure, which is ultimately operated by us to provide bulk water to the customer in accordance with the applicable agreement. Revenue is calculated based on the amount of water supplied at contractually determined rates. The amount of water supplied is based on meter readings performed at or near the end of each month. Estimates of revenues for unbilled water are recorded when meter readings occur at a time other than the end of a period. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue in the consolidated balance sheets. We have determined such revenue is recognized on a basis that is consistent with the recognition of revenue from bulk water sales and service as a result of our continuing obligation to perform under the contract and after taking into consideration contractual unit pricing.

  Quench

        Our Quench business generates recurring revenue from the rental and servicing of POU water filtration systems and related equipment, such as ice and sparkling water machines, and from the contracted maintenance of customer-owned equipment. We receive non-recurring revenue from the resale of equipment and for certain services, such as installation, relocation and removal of equipment. Quench also generates revenue from the sale of coffee and consumables.

        The majority of Quench customers rent our systems under multi-year, automatically renewing contracts, and our annual unit attrition rate, as of June 30, 2016, was 8%, implying an average rental period of more than 11 years. We receive recurring fees for the units we rent ratably throughout the term of each contract period.

Cost of Revenues

  Seven Seas Water

        Cost of revenues for our Seven Seas Water business consists primarily of the cost of plant depreciation, amortization of long-term contract costs under service concession agreements, plant personnel costs (including compensation and other related personnel costs for plant employees), electric power, repairs and maintenance, personnel and travel costs for field engineering services and the cost of consumables.

        Plant depreciation is the largest component of our cost of revenues. In the future, we expect that our depreciation and cost of revenue will increase with the addition of new water plants and future acquisitions. Plant depreciation is calculated using a straight-line method with an allowance for estimated residual values. Depreciation rates are determined based on the estimated useful lives of the assets. Depreciation commences when the plant is placed into service.

        Our costs for the infrastructure used to produce water for our customers under service concession arrangements are recorded as a long-term asset and are amortized over the term of the arrangement using a straight-line method. Amortization of such costs is a significant expense.

        Plant labor costs are generally consistent within a normal range of plant production but can vary from plant to plant depending on the size of the plant and the complexity of the water application. Costs of labor can vary depending on the prevailing labor market for the level of employees needed in the jurisdiction where the plant is located.

        Electrical power for our large plants is generally provided by the customer or charged by us to the customer as a pass through cost; however, our contracts normally require us to maintain electrical usage at or below a specified level of kilowatt hours for each gallon of water produced.

        For property, plant and equipment owned by us, expenditures for repairs and maintenance are expensed as incurred, whereas betterments that add capacity, significantly improve operating efficiency or extend the asset life are capitalized. For service concession arrangements, only expenditures that add production capacity are capitalized.

        Field engineering services include mainly the cost of labor and travel for our specially trained and skilled employees who are deployed to our plant sites under the direction of our Tampa, Florida services center. These personnel are utilized to handle more complex maintenance tasks and to troubleshoot performance issues with our plant equipment and systems. Such expenses can vary depending on the number of projects and the time and extent of the maintenance requirements.

        Consumables are typically chemical additives used in the pre- and post-production processes to meet the water quality and attribute specifications of our customers.

  Quench

        Cost of revenues for our Quench business consists primarily of the cost of personnel and travel for our field service, supply chain and technician scheduling and dispatch teams; depreciation of rental equipment and field service vehicles; the cost of equipment purchased for resale; the cost of coffee and related products; the cost of filters and repair parts; and freight costs. Expenditures incurred in connection with the installation of our rental equipment are capitalized and depreciated to cost of revenues over their estimated useful life.

Selling, General and Administrative Expenses

        Each segment reports the selling, general and administrative expenses that pertain to its business. In addition, the expenses of AquaVenture Holdings LLC, consisting mainly of professional service and other expenses to support its activities as a holding company, are included in the Seven Seas Water segment results. Selling, general and administrative expenses for each segment include acquisition-related costs, if any, and share-based compensation charges that are attributable to the segment.

  Seven Seas Water

        Selling, general and administrative expenses for Seven Seas Water consist primarily of compensation and benefits, third-party professional service fees and travel. Selling and marketing expenses consist mainly of personnel and travel costs of our business development organization, third-party and internal engineering costs incurred in connection with new project feasibility studies or proposals, and the costs for operating business development offices in South America and for business development activities in the Middle East.

        General and administrative expenses include personnel and related costs for our executive, engineering, procurement, finance, human resources organizations and other administrative employees. Third-party professional service costs included in general and administrative expenses are composed mainly of consulting, legal, accounting and tax services. Other general and administrative expenses include depreciation of vehicles, office equipment and improvements and computer systems and software not directly related to the production of water or other water services, and other corporate expenses. In the future, we expect that our selling, general and administrative expenses will increase due to business development efforts in new markets, the costs of being a public company and the general infrastructure to support our future growth.

  Quench

        Selling, general and administrative expenses for Quench include costs related to our selling and marketing functions as well as general and administrative costs associated with our operations center and operating locations, including information systems, finance, customer care, and human resources. Selling and marketing costs primarily include personnel costs (including salaries, benefits and share-based compensation), commissions, amortization of deferred lease costs and expenses related to lead generation. General and administrative expenses also include amortization expense associated with intangible assets acquired in connection with business combinations, which are amortized over their expected useful lives, fees for third-party professional services (including consulting, legal, accounting and tax services), travel, depreciation of non-service equipment and other administrative expenses.

Other Expense and Income

        Other expense and income consists mainly of interest expense on bank and private lender debt. In the future, we expect that our interest expense will increase as a result of the use of debt financing for new plant construction and business acquisitions.

Key Factors Affecting Our Performance and Comparability of Results

        A number of key factors have affected and will continue to affect our performance and the comparison of our operating results, including matters discussed below and those items described in the section entitled "Risk Factors."

Seven Seas Water

        The financial performance of our Seven Seas Water business has been, and will continue to be, significantly affected by our ability to identify and secure new projects for desalination, wastewater treatment and water reuse services with new and existing governmental, municipal, industrial, and hospitality customers. Performance of an existing plant site is generally consistent over time. Our performance and the comparability of results over time, however, are largely driven by the timing of events such as securing new plant projects, plant expansions, acquisitions of existing plants, and the extension, termination or expiration of water supply agreements. The timing of many of these events is unpredictable. New plant projects, plant expansions and plant acquisitions, when they do occur, require significant levels of cash and company resources before and after the commencement of revenue and their impact on our results of operations can be significant.

        The table below summarizes significant events in 2013, 2014, 2015 and the six months ended June 30, 2016 that affect performance and comparability of financial results for these and future periods:

Plant Name	Location	Event	Capacity (Million GPD)(1)	Commencement Date
Harley	St. Thomas	New plant	3.3	June 2013
Point Fortin	Trinidad	New plant	5.5	August 2013
Richmond	St. Croix	Plant expansion	2.2	September 2013
CRU Refinery	Curaçao	Plant expansion	0.5	October 2013
Point Blanche	St. Maarten	Plant expansion	1.0	March 2014
CRU Refinery	Curaçao	Plant expansion	0.5	April 2014
CRU Refinery	Curaçao	Plant expansion	2.5	January 2015
Paraquita Bay	BVI	Plant acquisition	2.8	June 2015
Point Blanche	St. Maarten	Plant expansion - Phase 2	1.0	March 2016

(1)
Excludes 1.2 million GPD expansion of Port Fortin which was completed in July 2016.

  Time and Expense Associated with New Business Development

        The period of time required to develop an opportunity and secure an award can be lengthy, historically taking multiple years during which significant amounts of business development expense may be incurred. Our business development organization seeks to identify new project opportunities for both competitive bid situations and through unsolicited negotiated arrangements. Governmental water customers generally require a competitive bid for new plant development. We believe our build, own and operate model provides a significant distinction from many of our competitors in a bid or other selection process. Participation in a formal bid process and in negotiated arrangements can require significant costs, the timing of which can impact the comparability of our financial results. While our proposed pricing factors in such costs, there is no assurance that we will secure the contract and ultimately recover our costs.

        The period from contract award to the commissioning of a new plant (and commencement of revenues) can also vary greatly due to, among other things, the size and complexity of the plant, the customer water specification, the suitability of the plant site and our ability to use existing infrastructure, the lead times for any required custom made or made to order equipment, and the ability to obtain required permits and licenses. In the case of a newly constructed plant, there is typically a ramp-up period during which the plant operates below normal capacity.

        To increase opportunities for new business with shortened sales cycles, we have, since 2008, pursued and achieved significant additional business and established long-term customer relationships as a result of our rapid deployment capabilities, which allow us to respond to short-term emergency water shortages in our target markets, often without a competitive bid requirement. Our current business in the USVI and Curaçao is attributable in large part to earlier deployments of our mobile containerized units to address emergency shortages. We continue to maintain this capability through our investment in containerized and modular water plants that include components having long procurement lead times.

        To optimize our returns, we seek to finance a portion of the investment, including projects and acquisitions, through debt. The timing, extent and terms of such debt financing and the ensuing increase to interest expense can vary from project to project.

  Existing Customer Relationships

        We expect to continue to grow our business with existing customers by expanding and extending the contractual term for existing plants to meet expected increasing customer demand, each of which will impact our performance and comparability of results. As the volume of water produced at an existing plant increases, we typically experience increased sales volume and a lower cost for each incremental gallon produced, and our customers benefit from an increased and reliable supply of water. Similarly, contract extensions and renewals provide economic benefits for both the customer and us. By the time of an extension or renewal we have typically recovered meaningful portions of our capital investment and only incremental capital investment may be required. These factors provide a competitive advantage in a contract extension (or renewal) process and may enable us to reduce unit prices, sustain profitability and achieve an improved and continuing return on our invested capital.

        Historically, additional plant expansions and contract extensions have followed our initial installations. For example, in Curaçao, at the customer's request, we expanded plant production capacity in 2012 and again in 2013, in both cases also extending the contract term. In 2014, we assumed responsibility for retrofitting and operating customer-owned equipment, and we now provide approximately 80% of the water used at this customer's facility. We have also had capacity expansions in the USVI and St. Maarten and have had contract extensions at each of our first four major plants. In addition, on September 3, 2015, we amended our water sale agreement with a customer in Trinidad to expand the existing desalination plant capacity by approximately 21% and extend the term of the contract by 50 months.

  Plant Acquisitions

        Revenue and expenses will increase upon an acquisition of an existing plant from a third party, which could be a new customer, an existing customer, a third-party project developer or a facility owner. The time, cost and capital required to complete a plant acquisition are significant. Initially an acquired plant may experience periods of downtime or reduced production levels as well as additional capital investment while we bring the plant up to our engineering and operating standards. We have completed six acquisitions of existing plant operations since inception. In June 2015, we acquired the capital stock of Biwater Holdings for a total purchase price of $47.8 million. A subsidiary of Biwater Holdings operates a 2.8 million GPD plant in the BVI, where we now provide water and services to the BVI government. Results after the June 2015 date of acquisition are included in the results of operations for the Seven Seas Water segment. Acquisitions are a part of our Seven Seas Water growth strategy and accordingly our ability to grow could be impacted by our effectiveness in completing and integrating our acquisitions.

  Entry into New Markets

        Our future performance will be affected by our investment and success in securing business in new markets. While continuing to penetrate the Caribbean market, we have also expanded our business development efforts to pursue a global business footprint in North America, Latin America, the Middle East and India. As we continue to pursue entry into new markets, we may incur increasing expenses for business development that may be sustained for long periods of time before realizing the benefit of incremental revenues. In addition, our entry into some new markets may be better served through partnering arrangements such as joint ventures, which may result in a minority position. Such an arrangement may be economically attractive even though, in some circumstances, we may not be able to consolidate the operating results of a partnering arrangement with our own operating results.

        Our future performance will also be affected by our efforts and ability to secure new or expanded business from new outsourcing applications such as highly specialized water for industrial companies, municipal and industrial wastewater treatment and reuse, and processing of produced water generated from oil and gas exploration. We may incur additional costs to develop industry specific knowledge about such opportunities.

  Changes to Sales Volume, Costs of Sales and Operating Expenses

        Our profitability is affected by changes in the volume of water delivered above any minimum required customer purchases and our ability to control plant production costs and operating expenses.

        Due to the capital intensive nature of our business and the relatively high level of fixed costs such as depreciation and long-term contract amortization, our Seven Seas Water model is characterized by high levels of operating leverage. As a result, significant swings in production volume will favorably or unfavorably impact profitability more significantly than business models with less operating leverage. We have mitigated the downside risk of declines in plant production through the inclusion of minimum customer purchase requirements in six of our eight water supply contracts with our major customers except where we have contractual rights to be the exclusive water supplier or where our customer must purchase all the water we produce and we must provide volume at a specified percentage of installed capacity. We design our plants to meet or exceed contractual supply requirements but our failure to meet minimum supply requirements could result in penalties that may adversely affect our financial performance.

        Electrical costs are a major expense in connection with the operation of a water treatment plant. Our major customers either, directly or through related parties, provide the electricity needed to run the plant without cost to us or reimburse us for this cost on a pass-through basis. In general, our contracts require us to maintain electrical usage at or below a specified level of kilowatt hours for each gallon of water produced. Thus our cost risk is principally with respect to our ability to use electrical power efficiently. We have made investments in plant equipment and configuration to maintain required levels of electrical efficiency.

        Personnel costs are another major cost element for plant operations. Our contracts provide for price adjustments for inflation. Profitability, however, could be adversely affected by significant increase in market prices for labor, social taxes and benefits or changes in operations requiring additional personnel. Because we assume responsibility to run plants over long periods of time, we use plant designs, equipment and equipment maintenance programs that seek to minimize future repairs and optimize long-term cost performance. We may however, from time to time experience equipment failures outside of warranty coverage which could result in significant costs to repair.

        Our operations center in Tampa, Florida and our organization in Santiago, Chile incur significant selling, general and administrative expenses that are intended to support our plans for future growth. Certain of these expenses, in particular those related to business development, are largely discretionary and not correlated specifically to short-term changes in revenue. Direct engineering cost, including allocated overhead, for personnel at our operations center are capitalized as a project cost based on hours incurred on active plant construction projects which can change from period to period. The timing of new hires, the utilization of engineering personnel and the spending in these areas may affect the comparability of our results. In addition, we expect to incur increased legal, accounting and other expenses as we pursue our expansion strategy and as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, or the Exchange Act, and the listing requirements of the New York Stock Exchange. We anticipate that such operating costs as a percentage of revenue will moderate over the long term as our revenues increase.

  Contractually Scheduled and Negotiated Changes to Terms and Conditions

        Our Seven Seas Water business is conducted in accordance with the terms of long-term water supply contracts that, among other things, may provide for minimum customer purchases, guaranteed supply volumes and specified levels of pricing based on the volume of water purchased during the billing period. These contractual features are key determinants of plant revenue and plant profitability. Certain of our contracts provide for contractually scheduled price changes. In addition, most of our contracts include provisions to increase prices in accordance with a specified inflation index such as the consumer price index. From time to time, we also negotiate pricing changes with our customers as part of an arrangement to extend or renew a contract, expand plant capacity or increase minimum volumes pursuant to a take-or-pay agreement.

        Revenues and operating income can be expected to decrease, potentially by a significant amount, upon a decrease in contracted services or contract termination or expiration. We seek to mitigate the risk of such events by establishing a track record for reliability and leveraging the cost advantages of being the incumbent provider.

  Customer Demand and Certain Other External Factors

        We design plant capacity to exceed the minimum purchase requirements contained in our contracts to meet anticipated customer needs and maintain sufficient excess capacity. Our customer's water demand and our ability to meet that demand can vary among quarters and annual periods for a variety of reasons over which we have little control, including:

  •
  the timing and length of shutdowns of customer facilities due to factors such as equipment failures, power outages, regular scheduled maintenance and severe weather which can adversely affect customer demand;

  •
  seasonal fluctuations or downturns in the general economy can be expected to adversely affect demand from customer for whom tourism is a significant economic driver, including our municipal or resort customers;

  •
  economic cycles may affect the industrial customers we serve, especially those in the energy sector where volatility in oil prices or consolidation of refinery capacity could adversely affect customer demand;

  •
  excessive periods of rain or drought can impact primary demand;

  •
  various environmental factors and natural or man-made conditions impacting the quality of source water, such as bacteria levels or contaminants in source water, can require additional pretreatment thus adding cost and reducing the level of production throughput; and

  •
  technological advances especially in new filtration technologies, reverse osmosis membranes, energy recovery equipment and energy efficient plant designs may affect future operating performance and the cost competitiveness of our services in the market.

Quench

  Attracting New Customers

        Our performance will be affected by our ability to continue to attract new customers. We believe that the U.S. commercial water cooler market is underpenetrated by POU water filtration, which represents only 11.1% by revenue of a $4.2 billion per year market. We intend to continue to invest in selling and marketing efforts to attract new customers for our filtered water systems, both within our existing geographic territories and in targeted additional territories. Our ability to attract new customers may vary from period to period for several reasons, including the effectiveness of our selling and marketing efforts, our ability to hire and retain salespeople, competitive dynamics, variability in our sales cycle (particularly related to opportunities to serve larger enterprises), in the timing of the roll-out of large-enterprise orders and general economic conditions.

  Customer Relationships

        We believe that our existing customers continue to provide significant opportunities for us to offer additional products and services. These opportunities include the rental of additional or upgraded water coolers, as well as the rental of equipment from our newer product lines enabled by POU water filtration, such as ice machines, sparkling water coolers and coffee brewers. We also expect to invest to grow the sales of consumables associated with our systems, such as coffee and related products.

        Typically, we rent our systems to customers on multi-year, automatically-renewing contracts, and we anticipate extending our relationships with existing customers beyond the initial contract term. Some customers terminate their agreements during the agreement term, typically due to financial constraints, and others cancel at the end of the term. Our annual unit attrition rate at June 30, 2016 was 8%, implying an average rental period of more than 11 years. We define "annual unit attrition rate" as a ratio, the numerator of which is the total number of removals of company-owned and billed rental units during the trailing 12-month period, and the denominator of which is the average number of company-owned and billed rental units during the same 12-month period. Our ability to retain our existing customer relationships will affect our performance and is affected by a number of factors, including the effectiveness of our retention efforts, the quality of our products and service, our pricing, competitive dynamics in the industry, product availability, and the health of the economy.

  Strategic Acquisitions

        The POU water filtration industry is highly fragmented, with a large number of local competitors and several larger regional operators. Quench has completed eleven acquisitions since 2008, three of which occurred after our acquisition of Quench in 2014. We expect to continue to pursue select acquisitions to increase our scale, customer density and geographic service area. Our ability to complete acquisitions is a function of many factors, including competition, purchase price and our short-term business priorities. Accordingly, it is impossible to predict whether any current or future discussions will lead to the successful completion of any acquisitions. Since acquisitions are a part of our growth strategy, the inability to complete, integrate and profitably operate acquisitions may adversely affect our operating results.

  Changes to Cost of Sales and Operating Expenses

        Profitability of our Quench platform will be affected by our ability to control our costs of sales and operating expenses.

        A majority of Quench rental agreements are priced at fixed rates for periods of up to five years. As a result, our gross margins are exposed to potential cost of sales increases that cannot be immediately offset by price adjustments. The volume, mix and pricing of equipment and consumables purchased for immediate resale (as opposed to rental) can impact the consistency and comparability of our results. The timing, number and compensation of new service hires and associated vehicles, as well as the use of outside service providers, may affect our gross margins.

        Quench incurs selling, general and administrative costs to support a national sales force, a widely dispersed installed base of customers, and a high volume of recurring business transactions. A portion of such costs is composed of new customer acquisition costs, such as lead generation expenses and sales commissions, which are expensed upfront and recovered over the periods following the execution of a customer contract and any subsequent renewal. A portion of new customer acquisitions costs, including internal salaries and benefits, directly related to the negotiation and execution of leases considered lease origination costs are capitalized as deferred lease costs. Deferred lease costs are amortized on a straight-line basis over the average lease term. Selling, general and administrative costs also include certain costs to complete business acquisitions, which precede the realization of revenues generated by the acquired new business, and discretionary investments in infrastructure to support our plans for Quench's future long-term growth. The timing of these expenditures and their impact relative to the revenues generated can affect our performance and comparability of results.

Presentation of Financial Information

        We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Adoption of New Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act, or JOBS Act, we meet the definition of an "emerging growth company." We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

        In April 2015, the FASB issued authoritative guidance requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance is effective for annual periods beginning after December 31, 2015, and for annual and interim periods thereafter. Early adoption is permitted. We elected to early adopt this guidance on December 31, 2015 on a retrospective approach. Prior to the adoption, debt issuance costs were recorded in other assets on the consolidated balance sheets. As a result of this early adoption, we reclassified debt issuance costs of $1.7 million from other assets to long-term debt in the consolidated balance sheet as of December 31, 2014. There was no impact to the loss from operations, net loss, or accumulated deficit for the years ended December 31, 2014 or 2015.

        In November 2015, the FASB issued authoritative guidance that eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. This guidance will be effective for annual periods after December 15, 2017 with early adoption permitted. We elected to early adopt the guidance on December 31, 2015 on a prospective basis. Prior periods were not retrospectively adjusted. There was no impact to the loss from operations, net loss, or accumulated deficit for the year ended December 31, 2015.

New Accounting Pronouncements

        In May 2014, the FASB issued authoritative guidance regarding revenue from contracts with customers, which specifies that revenue should be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration which the company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning on or after December 15, 2017 and interim periods within those annual periods and will require enhanced disclosures. We are currently evaluating the potential impact of the accounting and disclosure requirements on the consolidated financial statements. We expect to finalize the assessment during 2017.

        In February 2016, the FASB issued authoritative guidance regarding leases, which requires lessees to recognize a lease liability and right-of-use asset for operating leases, with the exception of short-term leases. Additionally, lessor accounting was modified to align, where necessary, with lessee accounting modifications and the authoritative guidance regarding revenue from contracts with customers. This guidance will be effective for annual reporting periods beginning on or after December 15, 2018, including interim periods within those annual periods, and early adoption is permitted. We are currently evaluating the potential impact of the accounting and disclosure requirements on the consolidated financial statements.

Critical Accounting Policies and Estimates

        Our significant accounting policies are discussed in Note 2—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included elsewhere in this prospectus. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

  Recoverable Amount of Goodwill and Intangible Assets

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill associated with our business combinations has been and is expected to continue increasing in the future as further acquisitions are completed. Goodwill is reviewed for impairment at least annually and more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test is optional. Under the quantitative analysis, the recoverability of goodwill is measured at the Seven Seas Water and Quench reporting unit level, which we have determined to be consistent with our operating segments, by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. We determine the fair market value of our reporting units based on a weighting of the present value of projected future cash flows, which we refer to as the Income Approach, and a comparative market approach under both the guideline company method and guideline transaction method, which we refer to as the Market Approach. Fair market value using the Income Approach is based on our estimated future cash flows on a discounted basis. The Market Approach compares each of our reporting units to other comparable companies based on valuation multiples derived from operational and transactional data to arrive at a fair value. Factors requiring significant judgment include, among others, the determination of comparable companies, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions, or changes in our business strategies, that occur after the annual impairment analysis and which impact these assumptions, may result in a future goodwill impairment charge, which could be material to our consolidated financial statements.

        During the years ended December 31, 2014 and 2015, we first performed a qualitative assessment of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments of both the Seven Seas Water and Quench reporting units for the year ended December 31, 2014 and for the Seven Seas Water reporting unit for the year ended December 31, 2015, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values. For the year ended December 31, 2015, we performed a quantitative step one analysis for the Quench reporting unit. Due to the adverse impacts of unplanned investments and integration expenses and the decision to deemphasize significant acquisitions due to the anticipated IPO, the step one analysis indicated impairment as the carrying value of equity exceeded the fair value of the reporting unit.

        As a result of the potential impairment indication for the Quench reporting unit, a step two analysis was performed, resulting in a pre-tax impairment charge of $27.4 million during the fourth quarter of 2015. No goodwill impairment was recorded during the year ended December 31, 2014. A 10% change in impairment charge recorded for the year ended December 31, 2015 would have impacted our net loss by $2.7 million.

        A further deterioration in the forecast or assumptions used in the impairment analysis could result in an additional impairment charge.

        Other intangible assets consist of certain trade names, customer relationships and non-compete agreements. Intangible assets which have a finite life are amortized over their estimated useful lives on a straight-line basis and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets, which consist of certain trade names, are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate the asset may be impaired. No impairment was recorded during the years ended December 31, 2014 and 2015.

  Business Combinations

        In accordance with accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

        Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates.

        The valuation of net assets acquired in a business combination determines the allocation of purchase price to specific assets and the subsequent recognition of expense. A change in our estimate of the value assigned to intangibles acquired through these business combinations or a change in our estimate of useful life for the intangibles could impact the amount of amortization expense recorded in any period. A 10% change in the amortization expense recorded for the year ended December 31, 2015 would have impacted our pre-tax net loss by approximately $0.5 million.

  Income Taxes

        We account for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We are required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates all positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. We evaluate tax positions that have been taken or are expected to be taken in our tax returns, and we record a liability for uncertain tax positions. We use a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

        As a limited liability company, AquaVenture Holdings LLC, which was our parent company prior to the Corporate Reorganization, was not subject to U.S. federal or state income taxes and items of taxable income and expense are allocated to its members in accordance with the provisions of the LLC agreement. Under the terms of our limited liability company agreement, we were required to distribute to each member a cash distribution equal to the federal taxable income allocated to such member times the highest statutory combined federal and state income tax rate for the jurisdiction in which any member is domiciled. Certain of our subsidiaries file separate tax returns and are subject to federal income taxes at the corporate level in the U.S. or in foreign jurisdictions. Certain other subsidiaries operate in jurisdictions that do not impose taxes based on income.

        We do not believe that there is a reasonable likelihood that there will be a material change in our liability for uncertain income tax positions or our effective income tax rate. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses that could be material. We recorded a valuation allowance of $12.7 million as of December 31, 2015 related primarily to net operating losses.

        A 0.50% change in our effective income tax rate would have impacted our net loss for the year ended December 31, 2015 by approximately $0.2 million.

  Share-Based Compensation

        Except as otherwise specified, the descriptions set forth in this section titled "—Share-Based Compensation" refer to grants made prior to the Corporate Reorganization, and therefore do not reflect the effect of the Corporate Reorganization. See "Summary—Corporate Reorganization" for further discussion of the reorganization.

  AquaVenture Equity Awards

        The AquaVenture Equity Incentive Plan allows for the issuance of Class B shares, Management Incentive Plan shares, or MIP shares, and Incentive shares, and the grant of options to purchase Common shares (including both Incentive shares and Ordinary shares) and Class B shares, to our officers, employees, managers, directors and other key persons, including consultants (collectively, the "Participants"). All such grants are subject to time-based vesting, which is determined on a grant-by-grant basis, and certain other restrictions. Class B shares, MIP shares and Incentive shares granted as "profits interests" for federal tax purposes have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is typically ten years, while all other award types contain no contractual term. Holders of the Class B shares, MIP shares and Incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with us, we have the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the awards.

        We expense the fair value of share-based compensation awards net of estimated forfeitures, adjusted to reflect actual forfeitures, over the requisite service period, which is typically the vesting period. We estimate the grant date fair value of Class B shares, Incentive shares and options to purchase Class B and Ordinary shares granted using the Black-Scholes option-pricing model that requires management to apply judgment and make estimates, including:

  •
  expected volatility, which is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. Since we are privately held as of the date of the financial statements, we do not have relevant historical data to support our expected volatility. As such, we have used an average of expected volatility based on the volatilities of a representative group of publicly traded companies for a period approximating the expected term of the grant;

  •
  the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect on the date of grant commensurate with the expected term assumption;

  •
  expected term, which we calculate using the simplified method, as we have insufficient historical information regarding our equity awards to provide a basis for an estimate;

  •
  fair value of the underlying securities, which is determined using the option-pricing method ("OPM") or by reasonably contemporaneous arm's length transactions and was approved by our board of managers; and

  •
  dividend yield, which is zero based on the fact that we never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

        The following weighted average assumptions by share class were used to determine the fair value of the Class B shares, Incentive shares and options to purchase Ordinary shares granted during the year ended December 31, 2014 and for Class B shares and options to purchase Class B shares awarded during the year ended December 31, 2015. There were no equity award grants during the six months ended June 30, 2016.

	Year Ended December 31, 2014			Year Ended December 31, 2015
	Class B Shares	Incentive Shares	Options to Purchase Ordinary Shares	Class B Shares	Options to Purchase Class B Shares
Expected term (years)	2.5	2.5	6.3	2.4	6.3
Expected volatility	25.0%	27.7%	37.9%	24.9%	31.7%
Risk-free rate	0.8%	0.6%	2.0%	0.7%	1.9%
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%

        The exercise price for an option award is determined by our board of managers, based upon the fair value of the underlying security on the date of grant. Class B Shares granted as profits interests are assigned a hurdle price based on the fair value on the date of grant as determined by our board of managers and the holders thereof are entitled to value allocable to Class B shares that is above the hurdle price. Incentive shares are assigned a hurdle price also based on the fair value on the date of grant as determined by our board of managers and the holders thereof are entitled to value as determined under a distribution formula.

        We used an alternative option pricing method to derive the fair value of the MIP shares granted during the year ended December 31, 2014 as a result of MIP shares being limited to a maximum of $1.00 per share of value for the holder. The alternative option pricing method calculates the fair value of equity securities by determining the net value of call options which represent the present value of expected future returns to each class of securities. In determining the fair value of the MIP shares, we used an expected term of 1.3 years, expected volatility of 40%, a risk-free rate of 0.1%, expected dividends of 0% and the equity value of AquaVenture Holdings LLC at the date of grant. In addition, we applied a 15% discount to the calculated value of the call options due to the lack of marketability of the securities.

  Quench Equity Awards

        For grants to Quench USA, Inc. employees, we also used the Black-Scholes option pricing model to determine both the grant date fair value and fair value as of the end of each period of the Quench USA Holdings LLC awards granted or vested subsequent to the date of the acquisition of Quench USA, Inc. The share-based compensation expense recorded within the consolidated statements of operations reflects the vested portion of the fair value of such equity awards as of December 31, 2014 and 2015 and June 30, 2016. The weighted-average assumptions for the awards granted subsequent to the date of the acquisition of Quench were: (i) expected term of 6.25 years; (ii) expected volatility of 35.2%; (iii) risk-free rate of 1.9%; and (iv) expected dividend percentage of 0.0%. As with other non-employee awards, these stock-based awards are revalued at each vesting date and period-end. Stock-based awards subject to service-based vesting conditions are expensed on a straight-line basis over the vesting period.

        As of December 31, 2014 and 2015 and June 30, 2016, we determined that for the Quench awards there was no difference between the grant date fair value of the outstanding equity awards and the fair value as of each period ended, and, as a result, no additional share-based compensation was recorded.

        The amount of share-based compensation expense recognized during a period is based on the value of the portion of the awards that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  Equity Awards from January 1, 2014 Through the Date of this Prospectus

        The following tables present selected information about equity awards granted from January 1, 2014 to the date of this prospectus:

AquaVenture Equity Awards

Grant Date	Award Type	Number of Shares	Exercise or Hurdle Price	Grant Date Fair Value of Underlying Security	Weighted Average Grant Date Fair Value
Class B shares
November 14, 2014	Class B profits interests	5,252,039	$4.95	$4.95	$0.82
February 4, 2015	Class B profits interests	70,000	$4.95	$4.95	$0.78
May 6, 2015	Class B profits interests	75,000	$4.95	$4.95	$0.82
May 6, 2015	Options to purchase Class B Shares	170,500	$4.95	$4.95	$1.73
August 17, 2015	Options to purchase Class B Shares	5,000	$4.95	$4.95	$1.72
MIP shares
June 6, 2014	MIP Shares	7,797,000	$—	$—	$0.31
Incentive and Ordinary shares
June 6, 2014	Incentive shares	525,000	$2.09	$2.09	$0.38
June 6, 2014	Options to purchase Ordinary Shares	320,000	$2.59	$2.59	$1.05
August 1, 2014	Options to purchase Ordinary Shares	72,000	$2.59	$2.59	$1.03

        As a result of the Corporate Reorganization, a significant portion of the profit interests previously issued to our executive officers, directors and employees will convert into zero ordinary shares. To preserve the incentives lost, our compensation committee granted options to purchase an aggregate of 3,521,981 ordinary shares of AquaVenture Holdings Limited to certain of our employees and directors, including to our named executive officers. The exercise price of the option grants is equal to the initial public offering price set forth on the cover page of this prospectus. We expect to incur significant additional non-cash expense as a result of these option grants, although we are unable to quantity the specific impact at this time since certain significant assumptions used to determine the fair value of the underlying option grants are not currently known.

Quench USA Holdings LLC Equity Awards

Grant Date	Award Type	Number of Shares	Exercise or Hurdle Price	Grant Date Fair Value of Underlying Security	Weighted Average Grant Date Fair Value
November 14, 2014	Options to purchase ordinary shares	905,000	$1.00	$1.00	$0.38

        Prior to this offering, we were a private company with no active public market for our shares. Therefore, we have periodically determined the estimated per share fair value of the underlying securities at various dates referencing reasonably contemporaneous arm's length transactions with independent third parties and from valuations of the company and our shares. Once a public trading market for our ordinary shares has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for stock options and restricted stock, as the fair value of our ordinary shares will be its trading price on the NYSE.

        For financial reporting purposes, we determined that the value of each underlying security could be reasonably determined based on (a) the equity value of the consolidated business, as implied by reasonably contemporaneous sales of Class B shares during the reporting period and (b) an allocation of such value to various categories of shares based on the respective rights of each shareholder to proceeds from a distribution, as provided within the AquaVenture Holdings LLC agreement then in effect. In conducting the valuations, we also considered the objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

  •
  the lack of an active public market for our shares;

  •
  the prices of shares that we had sold to outside investors in arm's length transactions, and the rights, preferences and privileges of the shares sold relative to our other shares;

  •
  our results of operations and financial position;

  •
  the material risks related to our business;

  •
  our business strategy;

  •
  the market performance of publicly traded companies;

  •
  the likelihood of achieving a liquidity event for the holders of our shares, such as an initial public offering or sale of the company, given prevailing market conditions; and

  •
  any recent reasonably contemporaneous valuations of our shares.

        The dates of our valuations have not always coincided with the dates of our share-based grants. In determining the exercise and hurdle prices of the shares set forth in the table above, we considered, among other things, the most recent or reasonably contemporaneous valuations of our shares and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included our operating and financial performance and current business conditions.

        There are significant judgments and estimates inherent in the determination of the fair value of our shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering, or other liquidity event, the related company valuations associated with such events, and the determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense and net loss could have been significantly different. A 10% change in share-based compensation expense recorded for the year ended December 31, 2015 would have impacted our pre-tax net loss by approximately $0.3 million.

Results of Operations

        The following tables set forth our operating results for the periods presented in dollars and as a percentage of our total revenue. These amounts include the operations of the Seven Seas Water segment for all periods presented. The consolidated and Quench segment results include the operations of Quench only for the periods following its acquisition on June 6, 2014 and the operations of Atlas only for the period following its acquisition on June 16, 2014. In addition, the consolidated and Seven Seas Water segment results include the BVI operations for the periods following its acquisition on

June 11, 2015. Further, Seven Seas Water amounts include the operating expenses of its parent, AquaVenture Holdings LLC.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Revenues:
Bulk water	$27,780	$38,989	$47,444	$21,111	$27,072
Rental	—	23,995	44,654	21,954	23,757
Other	—	4,143	8,237	3,733	4,564

Total revenues	27,780	67,127	100,335	46,798	55,393
Cost of revenues:
Bulk water	15,765	21,037	29,090	13,034	15,293
Rental	—	10,984	20,210	9,499	10,733
Other	—	2,091	4,190	2,028	2,507

Total cost of revenues	15,765	34,112	53,490	24,561	28,533
Gross profit	12,015	33,015	46,845	22,237	26,860
Selling, general and administrative expenses	11,764	31,653	49,437	23,413	28,152
Goodwill impairment	—	—	27,353	—	—

Income (loss) from operations	251	1,362	(29,945)	(1,176)	(1,292)
Other expense:
Interest expense, net	(949)	(5,148)	(8,507)	(3,410)	(5,429)
Other expense	(124)	(325)	(364)	(127)	(135)

Loss before income taxes	(822)	(4,111)	(38,816)	(4,713)	(6,856)
Income tax expense (benefit)	387	(1,984)	2,973	1,464	1,358

Net loss	$(1,209)	$(2,127)	$(41,789)	$(6,177)	$(8,214)

        The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue.

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
Revenues:
Bulk water	100.0%	58.1%	47.3%	45.1%	48.9%
Rental	—	35.7%	44.5%	46.9%	42.9%
Other	—	6.2%	8.2%	8.0%	8.2%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Bulk water	56.7%	31.3%	29.0%	27.9%	27.6%
Rental	—	16.4%	20.1%	20.3%	19.4%
Other	—	3.1%	4.2%	4.3%	4.5%

Total cost of revenues	56.7%	50.8%	53.3%	52.5%	51.5%
Gross profit	43.3%	49.2%	46.7%	47.5%	48.5%

Selling, general and administrative expenses	42.3%	47.2%	49.3%	50.0%	50.8%
Goodwill impairment	—	—	27.3%	—	—

Income (loss) from operations	1.0%	2.0%	(29.8)%	(2.5)%	(2.3)%
Other expense:
Interest expense, net	(3.4)%	(7.7)%	(8.5)%	(7.3)%	(9.8)%
Other expense	(0.4)%	(0.5)%	(0.4)%	(0.3)%	(0.3)%

Loss before income taxes	(2.8)%	(6.2)%	(38.7)%	(10.1)%	(12.4)%
Income tax expense (benefit)	1.4%	(3.0)%	3.0%	3.1%	2.5%

Net loss	(4.2)%	(3.2)%	(41.6)%	(13.2)%	(14.9)%

Comparison of Six Months Ended June 30, 2015 and 2016

  Revenues

        The following table presents revenue for each of our two operating segments:

	Six Months Ended June 30,		Change
	2015	2016	Dollars	Percent
	(dollars in thousands)
Revenues:
Seven Seas Water	$21,111	$27,072	$5,961	28.2%
Quench	25,687	28,321	2,634	10.3%

Total revenues	$46,798	$55,393	$8,595	18.4%

        Our total revenues of $55.4 million for the six months ended June 30, 2016 increased $8.6 million, or 18.4%, from $46.8 million for the six months ended June 30, 2015.

        Seven Seas Water revenues for the six months ended June 30, 2016 increased $6.0 million, or 28.2%, as compared to the same period of 2015, which was due to the acquisition of Seven Seas Water (BVI) Ltd. in June 2015. Excluding the BVI operations, pricing and volume of water delivered remained substantially unchanged for the six months ended June 30, 2016 as compared to the same period of 2015.

        Quench revenues for the six months ended June 30, 2016 increased $2.6 million, or 10.3%, as compared to the same period of 2015, which was mainly due to higher rental revenue associated with additional units placed under new leases in excess of unit attrition over the past year. Increased equipment sales from a major customer also contributed to the increased Quench revenues.

  Cost of revenues, gross profit and gross margin

        The following table presents the major components of cost of revenues, gross profit and gross margin for our two operating segments:

	Six Months Ended June 30,		Change
	2015	2016	Dollars	Percent
	(dollars in thousands)
Cost of Revenues:
Seven Seas Water	$13,034	$15,293	$2,259	17.3%
Quench	11,527	13,240	1,713	14.9%

Total cost of revenues	$24,561	$28,533	$3,972	16.2%

Gross Profit:
Seven Seas Water	$8,077	$11,779	$3,702	45.8%
Quench	14,160	15,081	921	6.5%

Total gross profit	$22,237	$26,860	$4,623	20.8%

Gross Margin:
Seven Seas Water	38.3%	43.5%
Quench	55.1%	53.3%
Total gross margin	47.5%	48.5%

        Total cost of revenues for the six months ended June 30, 2016 increased $4.0 million, or 16.2%, as compared to the same period of 2015.

        Seven Seas Water cost of revenues increased $2.3 million, or 17.3%, primarily due to additional cost of sales from our plant in the BVI, which was acquired in June 2015. These increases were partially offset by lower repairs and maintenance expense attributable to work performed in 2015 on our St. Maarten plant feedwater intake system and lower depreciation expense in 2016 resulting from a contract extension in one location. Gross margin for the six months ended June 30, 2016 improved 520 basis points to 43.5% as compared to 38.3% for the same period of 2015, primarily due to the reduction in repairs and maintenance expenses in St. Maarten and improved results at our Trinidad operations which were partially offset by the lower gross margins from our plant in the BVI due to the the higher depreciation and amortization of our long-term assets as a percentage of revenues as compared to our other plants.

        Quench cost of revenues for the six months ended June 30, 2016 increased $1.7 million, or 14.9%, as compared to the same period of 2015, primarily due to an increase in service personnel and supply chain infrastructure for purposes of supporting future growth and improving our long-term retention of existing customers, increase in equipment costs driven by the increase in revenue from equipment sales, and an increase in depreciation expense associated with a larger installed base of rental units. These increased costs were partially offset by an increase in the amount of labor and other costs capitalized related to new rental unit placements. As a percentage of revenues, Quench cost of revenues was 46.7% for the six months ended June 30, 2016, as compared to 44.9% for the same period of 2015.

Quench gross margin for the six months ended June 30, 2016 decreased 180 basis points to 53.3% as compared to 55.1% for the same period of 2015, primarily due to the increase in service personnel and supply chain infrastructure.

  Selling, general and administrative expenses

        The following table presents the components of selling, general and administrative expenses for our two operating segments:

	Six Months Ended June 30,		Change
	2015	2016	Dollars	Percent
	(dollars in thousands)
Selling and Marketing Expenses:
Seven Seas Water	$2,051	$2,561	$510	24.9%
Quench	4,229	4,921	692	16.4%

Total selling and marketing expenses	$6,280	$7,482	$1,202	19.1%

General and Administrative Expenses:
Seven Seas Water	$5,962	$7,372	$1,410	23.6%
Quench	11,171	13,298	2,127	19.0%

Total general and administrative expenses	$17,133	$20,670	$3,537	20.6%

Total Selling, General and Administrative Expenses:
Seven Seas Water	$8,013	$9,933	$1,920	24.0%
Quench	15,400	18,219	2,819	18.3%

Total selling, general and administrative expenses	$23,413	$28,152	$4,739	20.2%

        Total selling, general and administrative expenses for the six months ended June 30, 2016 increased $4.7 million, or 20.2%, as compared to the same period of 2015.

        Seven Seas Water selling, general and administrative expenses for the six months ended June 30, 2016 increased $1.9 million, or 24.0%, as compared to the same period of 2015. Seven Seas Water selling and marketing expenses for the six months ended June 30, 2016 increased $0.5 million, or 24.9%, in 2016 as compared to the same period of 2015 mainly due to increased costs for third party engineering services associated with our current business development activities. Seven Seas Water general and administrative expenses for the six months ended June 30, 2016 increased $1.4 million, or 23.6%, in 2016 as compared to the same period of 2015 mainly due to increased compensation and benefits, resulting from an increase in headcount and annual increases to salaries and bonuses, and expenses incurred in connection with our initial public offering not able to be deferred. These increases were partially offset by a decrease in acquisition-related costs from 2015. As a percentage of revenues, Seven Seas Water total selling, general and administrative expenses improved to 36.7% for the six months ended June 30, 2016, as compared to 38.0% for the same period of 2015.

        Quench selling, general and administrative expenses for the six months ended June 30, 2016 increased $2.8 million, or 18.3%, as compared to the same period of 2015. Quench selling and marketing expenses for the six months ended June 30, 2016 increased $0.7 million, or 16.4%, in 2016 as compared to the same period of 2015 mainly due to an increase in compensation and benefits from the addition of sales personnel and increased lead generation costs to support future growth. In addition, amortization expense related to deferred lease costs of $0.5 million for the six months ended June 30, 2016 increased by $0.4 million from $0.1 million for the same period of 2015. Quench general and administrative expense increased $2.1 million, or 19.0%, in 2016 as compared to the same period of 2015 mainly due to $1.0 million of expenses related to the implementation of a new SAAS based ERP system as well as $0.4 million of accelerated depreciation related to the existing ERP system. We expect such implementation costs and the incremental depreciation to continue at similar levels for the remainder of 2016. In addition, there was an increase in compensation and benefits as a result of additional accounting, customer care and information technology personnel hired to support future growth and to improve focus on customer retention. Quench total selling, general and administrative expenses as a percentage of revenue was 64.3% for the six months ended June 30, 2016 as compared to 60.0% for the same period of 2015.

  Other expense

	Six Months Ended June 30,		Change
	2015	2016	Dollars	Percent
	(dollars in thousands)
Interest expense, net	$(3,410)	$(5,429)	$(2,019)	(59.2)%
Other expense	(127)	(135)	(8)	(6.3)%

Total other expense	$(3,537)	$(5,564)	$(2,027)	(57.3)%

        Interest expense, net for the six months ended June 30, 2016 increased $2.0 million, or 59.2%, as compared to the same period of 2015, primarily due to the Curaçao Credit Facility that was entered into in June 2015, and additional interest expense on bank debt assumed and the note payable issued to the seller, both in connection with the acquisition of our BVI plant in June 2015. These increases were partially offset by lower interest expense related to reductions in existing Seven Seas Water borrowings that resulted from scheduled bank debt repayments.

  Income tax expense

	Six Months Ended June 30,
			Change in Dollars
	2015	2016
	(dollars in thousands)
Income tax expense	$1,464	$1,358	$(106)
Effective tax rate	(31.1)%	(19.8)%

        We operate in multiple domestic and international jurisdictions generating a mix of income and losses. Certain of the jurisdictions in which we operate do not impose an income tax. For the six months ended June 30, 2016, we recorded income tax expense on a consolidated pre-tax loss primarily due to income being generated in taxable jurisdictions where no valuation allowance is deemed necessary. An income tax benefit has not been recorded for losses generated in jurisdictions where either the jurisdictions do not impose an income tax or we do not believe it is more likely than not that we will realize the benefit of such losses. Cash paid for income taxes, net were $0 and $55 thousand during the six months ended June 30, 2015 and 2016, respectively.

Comparison of the Years Ended December 31, 2014 and 2015

        The information presented below includes the financial results of the Seven Seas Water segment for all periods presented and for the Quench segment only for the periods following its acquisition on June 6, 2014. Because of the shortened reporting period for Quench operations in 2014, the 2014 operating results may not provide a reasonable basis for comparison to gross margin and operating expenses of future periods. The Quench segment includes the results of Atlas only for the period following its acquisition on June 16, 2014. In addition, the consolidated and Seven Seas Water segment results include the BVI operations for the periods following its acquisition on June 11, 2015.

  Revenues

        The following table presents revenues for each of our two operating platforms:

	Year Ended December 31,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Revenues:
Seven Seas Water	$38,989	$47,444	$8,455	21.7%
Quench	28,138	52,891	24,753	88.0%

Total revenues	$67,127	$100,335	$33,208	49.5%

        Total revenues increased $33.2 million from $67.1 million for the year ended December 31, 2014 to $100.3 million for the year ended December 31, 2015. The increase was primarily due to the inclusion of the Quench segment for the periods following its acquisition on June 6, 2014 and the inclusion in 2015 of the BVI operations which were acquired in June 2015.

        Seven Seas Water revenues for the year ended December 31, 2015 of $47.4 million increased $8.4 million as compared to the year ended December 31, 2014. The increase is attributed mainly to increased revenues from the BVI plant which was acquired on June 11, 2015 and from our Curaçao operation. Together these two operations contributed approximately $8.0 million to the revenue increase and represented 11.4% of an overall 11.9% increase in the total volume of water delivered in 2015 as compared to 2014.

        Quench revenues for the year ended December 31, 2015 of $52.9 million increased $24.8 million as compared to those for the approximate seven-month period of 2014 following its acquisition on June 6, 2014.

  Cost of revenues, gross profit and gross margin

        The following table presents the major components of cost of revenues, gross profit and gross margin for our two operating platforms:

	Year Ended December 31,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Cost of Revenues:
Seven Seas Water	$21,037	$29,090	$8,053	38.3%
Quench	13,075	24,400	11,325	86.6%

Total cost of revenues	$34,112	$53,490	$19,378	56.8%

Gross Profit:
Seven Seas Water	$17,952	$18,354	$402	2.2%
Quench	15,063	28,491	13,428	89.1%

Total gross profit	$33,015	$46,845	$13,830	41.9%

Gross Margin:
Seven Seas Water	46.0%	38.7%
Quench	53.5%	53.9%
Total gross margin	49.2%	46.7%

        Total cost of revenues for the year ended December 31, 2015 of $53.5 million increased $19.4 million as compared to the same period of 2014 primarily due to $11.3 million of additional

Quench cost of revenues in 2015. Quench cost of revenues for 2014 include only those amounts for the period following its acquisition on June 6, 2014.

        Seven Seas Water cost of revenues for year ended December 31, 2015 of $29.1 million increased $8.1 million, or 38.3%, as compared to 2014 due primarily to the addition of our new plant in the BVI which we acquired in June 2015 and the expansion of plant facilities in Curaçao and St. Maarten. Higher staffing at our Trinidad plant to support high utilization levels and the costs to repair the feed water intake system in St. Maarten also contributed to higher cost of revenues in 2015.

        Gross profit for Seven Seas Water improved 2.2% for the year ended December 31, 2015 as compared to 2014; however, its gross profit as a percentage of revenues (or gross margin) declined 730 basis points from 46.0% in 2014 to 38.7% in 2015 principally due to the comparatively lower gross margin from our new plant in the BVI, and lower gross margin in St. Maarten. Excluding the BVI operations, Seven Seas Water gross margin was 40.6%. In the later part of 2013 and into the first quarter 2014, under the terms of a contract extension with our customer, we made significant long-term contract expenditures in St. Maarten to increase capacity to support future growth. We also incurred costs to repair the feedwater intake system of our major plant in that location. These expenditures resulted in an increase to amortization of long-term contract costs and repairs and maintenance expenses. The investment in personnel to support high utilization levels in Trinidad also contributed to the lower Seven Seas Water gross margin in 2015 as compared to 2014. We expect that the higher personnel costs, depreciation and amortization will similarly impact gross margin in 2016.

        Quench gross margin for the year ended December 31, 2015 of 53.9% was substantially unchanged from that for the seven-month period of operations in 2014.

  Selling, general and administrative expenses

        The following table presents the components of selling, general and administrative expenses for our two operating platforms:

	Year Ended December 31,		Change
	2014	2015	Dollar	Percent
	(dollars in thousands)
Selling and Marketing Expenses:
Seven Seas Water	$4,806	$4,743	$(63)	(1.3)%
Quench	5,558	9,057	3,499	63.0%

Total selling and marketing expenses	$10,364	$13,800	$3,436	33.2%
General and Administrative Expenses:
Seven Seas Water	$9,313	$12,447	$3,134	33.7%
Quench	11,976	23,190	11,214	93.6%

Total general and administrative expenses	$21,289	$35,637	$14,348	67.4%
Total Selling, General and Administrative Expenses:
Seven Seas Water	$14,119	$17,190	$3,071	21.8%
Quench	17,534	32,247	14,713	83.9%

Total selling, general and administrative expenses	$31,653	$49,437	$17,784	56.2%

Selling, General and Administrative Expenses as a percentage of revenue:
Seven Seas Water	36.2%	36.2%
Quench	62.3%	61.0%
Total	47.2%	49.3%

        Total selling, general and administrative expenses for the year ended December 31, 2015 of $49.4 million increased $17.8 million as compared to such expenses for 2014. The increase was primarily attributable to the inclusion of expenses of the Quench segment for the entire year of 2015 whereas 2014 included such expenses only for the period following its acquisition on June 6, 2014. Quench incurs higher selling, general and administrative expenses in proportion to its revenues as compared to Seven Seas Water primarily due to its cost to support a higher number of customers and a more dispersed customer base and market.

        Seven Seas Water's selling, general and administrative expenses for the year ended December 31, 2015 of $17.2 million were $3.1 million higher as compared to the same period of 2014 primarily due to: (i) a $1.9 million increase in legal, audit and other professional fees related to acquisitions and other corporate activities; (ii) a $0.6 million increase of share-based compensation expense associated with equity awards granted during 2014 and the first half of 2015, and (iii) a $0.5 million increase in compensation and benefits primarily due to additional headcount and the impact of annual merit increases on wage rates.

        Quench selling, general and administrative expenses as a percentage of revenues for the year ended December 31, 2015 declined 130 basis points as compared to the seven-month period of 2014. We anticipate that this percentage will increase in 2016 due to significant unplanned increases in headcount during the second half of 2015 for customer service, sales, accounting and information technology personnel to improve the retention of existing customers and support future growth.

Goodwill Impairment

        During the second half of 2015, Quench made significant unplanned increases to its investment in staff and infrastructure with the goal of improving its long-term retention of existing customers and to support future organic and inorganic growth. In addition, Quench incurred unplanned expenses related to the integration of prior year acquisitions. While we have begun to see some initial benefit from the incremental investments and the integration of prior year acquisitions, the timing and ultimate impact of these are difficult to predict. The unplanned investments in staff and infrastructure are expected to increase our cost of revenues and operating costs by approximately $4.0 million annually in future operating periods from those previously expected. Further, we de-emphasized significant acquisitions during 2015 because of the potential need for historical audited financial statements for the IPO and the potential delays in the IPO process to prepare such financial statements. As a result, no material acquisitions were made by the Quench business during 2015 and the anticipated synergies relating to the leveraging of existing and augmented infrastructure were not realized. Neither the decision to increase the investments or deemphasize significant acquisitions were known at the time of the Contribution Agreement or during the 2014 annual goodwill impairment analysis.

        As a result of the adverse impacts from the significant increase in unplanned investments and integration expenses and the decision to deemphasize significant acquisitions, the step one impairment analysis for the Quench reporting unit indicated potential impairment as the carrying value exceeded its fair value. As a result of the potential impairment indication for the Quench reporting unit, a step two analysis was performed, resulting in an impairment charge of $27.4 million with a related tax benefit of $716 thousand during the fourth quarter of 2015. No goodwill impairment was recorded during the year ended December 31, 2014.

        A further deterioration in the assumptions discussed in Note 8—"Goodwill and Other Intangible Assets" to the Notes to the Consolidated Financial Statements, could result in an additional impairment charge.

  Other expense

	Year Ended December 31,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Interest expense, net	$(5,148)	$(8,507)	$(3,359)	(65.2)%
Other expense	(325)	(364)	(39)	(12.0)%

Total other expense	$(5,473)	$(8,871)	$(3,398)	(62.1)%

        Interest expense, net for the year ended December 31, 2015 of $8.5 million was $3.4 million higher as compared to 2014 mainly due to increased average borrowings, including debt assumed in connection with the acquisitions of Quench and the BVI operation, as well as additional borrowings under a new corporate loan facility established in June 2015.

  Income tax expense (benefit)

	Year Ended December 31,
			Change in Dollars
	2014	2015
	(dollars in thousands)
Income tax expense (benefit)	$(1,984)	$2,973	$4,957
Effective tax rate	48.3%	(7.7)%

        In 2015, we recognized income tax expense of $3.0 million as compared to an income tax benefit of $2.0 million in 2014. The 2014 benefit was attributable to the recognition of a tax benefit from a local economic development program in the USVI and the release of a valuation allowance on historical net operating losses in a foreign tax jurisdiction. The 2015 expense was mainly attributable to deferred tax expense recorded in foreign jurisdictions for which the tax benefits of prior net operating losses have been fully recognized and was partially offset by the income tax benefit associated with the goodwill impairment. The 2015 provision included $0.3 million for amounts estimated to be currently payable in two foreign jurisdictions.

Comparison of the Years Ended December 31, 2013 and 2014

        The information presented below includes the financial results of the Seven Seas Water segment for all periods presented and for the Quench segment only for the period from June 6, 2014 to December 31, 2014. The Quench segment includes the results of Atlas only for the period following its acquisition on June 16, 2014.

  Revenues

        The following table presents revenue for each of our two operating platforms:

	Year Ended December 31,		Change
	2013	2014	Dollars	Percent
	(dollars in thousands)
Revenues:
Seven Seas Water	$27,780	$38,989	$11,209	40.3%
Quench	—	28,138	28,138	NM

Total revenues	$27,780	$67,127	$39,347	141.6%

        Total revenues increased $39.3 million from $27.8 million for the year ended December 31, 2013 to $67.1 million for the year ended December 31, 2014. The increase was primarily due to the inclusion of $28.1 million of revenues from Quench and Atlas following their acquisitions in June 2014.

        Revenues for the Seven Seas Water segment increased $11.2 million in 2014 from 2013 mainly due to the additional volume of water delivered by new plants and expansions that commenced operations during 2013 and 2014. Seven Seas Water 2014 results included $8.1 million of additional revenue from our new desalination plant in Trinidad. This plant commenced operations during August 2013 and thus was in operation for the entirety of 2014 as compared to only five months of 2013, which also included a commissioning phase during which it operated below normal capacity. In 2014, we also attained the benefit of the full year impact from expanded operations in the USVI that commenced during the second half of 2013. A new plant was completed in St. Thomas in July 2013 which was the successor to a short-term container-based plant deployed in 2011 to address an emergency water situation. A significant plant expansion was completed on St. Croix in September 2013 to augment production of an existing plant. In Curaçao, we also benefited from two separate expansions, the first of which was completed in the fourth quarter of 2013 and the second commenced production in March 2014. Incremental capacity from these new plants and plant expansions contributed to an approximate $3.0 million increase in revenue in 2014 as compared to 2013.

  Cost of revenues, gross profit and gross margin

        The following table presents the major components of cost of revenues, gross profit and gross margin for our two operating platforms:

	Year Ended December 31,		Change
	2013	2014	Dollars	Percent
	(dollars in thousands)
Cost of Revenues:
Seven Seas Water	$15,765	$21,037	$5,272	33.4%
Quench	—	13,075	13,075	NM

Total cost of revenues	$15,765	$34,112	$18,347	116.4%

Gross Profit:
Seven Seas Water	$12,015	$17,952	$5,937	49.4%
Quench	—	15,063	15,063	NM

Total gross profit	$12,015	$33,015	$21,000	174.8%

Gross Margin:
Seven Seas Water	43.3%	46.0%
Quench	—	53.5%
Total gross margin	43.3%	49.2%

        Cost of revenues increased $18.3 million from $15.8 million for the year ended December 31, 2013 to $34.1 million for the year ended December 31, 2014. The acquisition of Quench and Atlas in June 2014 added $13.1 million to cost of revenue in 2014.

        The $5.3 million increase in 2014 cost of revenues for the Seven Seas Water segment was due primarily to the addition of new plants and other plant expansions that commenced operations in the second half of 2013 and the first half of 2014, which resulted in increased depreciation and amortization of $2.7 million and increases in personnel expense, repairs and maintenance expenses, and field service engineering costs of $0.8 million, $1.1 million, and $0.4 million, respectively.

        Total gross margin increased 590 bps from 43.3% in 2013 to 49.2% largely due to the inclusion of gross margin from the acquisitions of Quench and Atlas in June 2014. Quench revenue generates higher gross margins than Seven Seas Water due to the higher depreciation at Seven Seas Water associated with large scale, bulk water production.

        The Seven Seas Water segment gross margin increased 270 bps from 43.3% in 2013 to 46.0% in 2014 primarily due to the higher margin associated with new plants and plant expansions, which was partially offset by lower gross margin contribution from our operations in St. Maarten. During the latter part of 2013 and into the first quarter 2014, under the terms of a contract amended with our customer, we made significant capital expenditures in St. Maarten to increase capacity to support future growth and to improve the electrical efficiency of our major plant in that location. This caused a further increase to depreciation, without a corresponding increase in water volume or revenue, while causing our cost of electricity relative to revenues to decline in 2014.

  Selling, general and administrative expenses

        The following table presents the components of selling, general and administrative expenses for our two operating platforms:

	Year Ended December 31,		Change
	2013	2014	Dollar	Percent
	(dollars in thousands)
Selling and Marketing Expenses:
Seven Seas Water	$4,716	$4,806	$90	1.9%
Quench	—	5,558	5,558	NM

Total selling and marketing expenses	$4,716	$10,364	$5,648	119.8%
General and Administrative Expenses:
Seven Seas Water	$7,048	$9,313	$2,265	32.1%
Quench	—	11,976	11,976	NM

Total general and administrative expenses	$7,048	$21,289	$14,241	202.1%
Total Selling, General and Administrative Expenses:
Seven Seas Water	$11,764	$14,119	$2,355	20.0%
Quench	—	17,534	17,534	NM

Total selling, general and administrative expenses	$11,764	$31,653	$19,889	169.1%

        Total selling, general and administrative expense increased $19.9 million from $11.8 million for the year ended December 31, 2013 to $31.7 million for the year ended December 31, 2014 due mainly to the inclusion of expenses of Quench and Atlas after their respective acquisitions in June 2014.

        Seven Seas Water selling, general and administrative expenses increased $2.4 million in 2014 from 2013. Personnel costs, excluding share-based compensation, increased $1.3 million due to a combination of additional personnel to support growth and annual salary increases, and a severance accrual recorded in the first quarter of 2014. Share-based compensation increased $1.1 million in 2014 as compared to 2013, due to the additional expense from equity incentives granted in 2014.

        As a percentage of revenues, Seven Seas Water's selling, general and administrative expenses decreased 6 percentage points in 2014 compared to 2013 as incremental volume from new plants caused revenue to increase faster than the rate of increase in total operating expenses.

        Quench's selling, general and administrative expenses as a percent of revenue is comparatively higher than that of Seven Seas Water due to the larger sales and service infrastructure needed to manage and support Quench's more widely dispersed customer base and market.

  Other expense

	Year Ended December 31,		Change
	2013	2014	Dollars	Percent
	(dollars in thousands)
Interest expense, net	$(949)	$(5,148)	$(4,199)	442.5%
Other expense	(124)	(325)	(201)	162.1%

Total other expense	$(1,073)	$(5,473)	$(4,400)	410.1%

        Interest expense, net increased $4.2 million in 2014 as compared to 2013. The increase included $2.3 million of interest expense incurred by Quench following its acquisition in June 2014. Interest expense for Seven Seas Water increased $1.9 million in 2014 primarily due to the final drawdowns on the existing loan facilities in Trinidad and the USVI in October 2013 thereby increasing the average outstanding debt balances during 2014.

  Income tax expense (benefit)

	Year Ended December 31,
			Change in Dollars
	2013	2014
	(dollars in thousands)
Income tax expense (benefit)	$387	$(1,984)	$(2,371)
Effective tax rate	(47.1)%	48.3%

        In 2014, we recognized an income tax benefit of $2.0 million as compared to income tax expense of $0.4 million in 2013. The 2014 benefit was attributable to the recognition of an economic development benefit in the USVI and the release of a valuation allowance on historical net operating losses in a foreign tax jurisdiction.

Key Metrics

        We regularly use Adjusted EBITDA as a key metric to measure our performance, evaluate growth trends and determine business strategy.

Adjusted EBITDA

        Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings (loss) before net interest expense, income taxes, depreciation and amortization as well as adjusting for the following items: share-based compensation expense, gain or loss on disposal of assets, acquisition-related expenses, goodwill impairment charges, changes in deferred revenue related to our bulk water business, enterprise resource planning ("ERP") system implementation charges for a software-as-a-service ("SAAS") solution, initial public offering costs and certain adjustments recorded in connection with purchase accounting for acquisitions. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Management believes that the use of Adjusted EBITDA, which is used by management as a key metric to assess performance, provides consistency and comparability with our past financial performance, and facilitates period-to-period comparisons of operations. Management believes that it is useful to exclude certain charges, such as depreciation and amortization, and non-core operational charges, from Adjusted EBITDA because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of the timing of acquisitions or restructurings. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect net interest expense, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect income tax expenses that may represent a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect acquisition-related expenses, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect the implementation expenses incurred for a SAAS-based ERP system, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA includes an adjustment for non-cash impairment charge, which will not impact working capital;

  •
  Adjusted EBITDA includes an adjustment for changes in deferred revenue related to our bulk water business to reflect cash received from operations;

  •
  Adjusted EBITDA does not reflect initial public offering costs, which represents a reduction in cash available to us;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the future need to augment or replace such assets; and

  •
  Other companies, including companies in our industry, may rely upon other key metrics or may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure against peer companies.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

Reconciliation of Non-GAAP Financial Data

        A reconciliation of our GAAP net loss to Adjusted EBITDA for the periods presented is shown below:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Net loss	$(1,209)	$(2,127)	$(41,789)	$(6,177)	$(8,214)
Depreciation and amortization	7,226	14,831	24,142	10,700	14,761
Interest expense, net	949	5,148	8,507	3,410	5,429
Income tax expense (benefit)	387	(1,984)	2,973	1,464	1,358
Share-based compensation expense	225	1,757	3,311	1,650	1,067
Loss on disposal of assets	54	604	822	335	523
Acquisition-related expenses	—	265	1,335	1,135	497
Initial public offering costs	—	—	—	—	367
Goodwill impairment	—	—	27,353	—	—
Changes in deferred revenue related to our bulk water business	—	—	630	60	570
ERP implementation charges for a SAAS solution	—	—	—	—	980
Purchase accounting adjustments	—	335	—	—	—

Adjusted EBITDA	$7,632	$18,829	$27,284	$12,577	$17,338

Quarterly Results of Operations

        The unaudited consolidated financial statements for each of the quarters presented below were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the results of operations for such periods. The quarterly operating results should be reviewed in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

Quarterly Results

        The following table sets forth the quarterly unaudited consolidated results of operations data for each of the quarters presented:

	Three Months Ended
	2014				2015				2016
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(in thousands)
Revenues:
Bulk water	$9,405	$9,662	$9,978	$9,944	$10,053	$11,058	$13,404	$12,929	$13,491	$13,581
Rental	—	2,038	11,084	10,873	10,951	11,003	11,422	11,278	11,706	12,051
Other	—	306	1,874	1,963	1,680	2,053	2,301	2,203	1,932	2,632

Total revenues	9,405	12,006	22,936	22,780	22,684	24,114	27,127	26,410	27,129	28,264
Cost of revenues:
Bulk water	4,747	5,174	5,281	5,835	6,492	6,542	8,061	7,995	7,663	7,630
Rental	—	665	4,906	5,413	4,911	4,588	5,326	5,385	5,464	5,269
Other	—	83	944	1,064	965	1,063	1,047	1,115	1,039	1,468

Total cost of revenues	4,747	5,922	11,131	12,312	12,368	12,193	14,434	14,495	14,166	14,367
Gross profit	4,658	6,084	11,805	10,468	10,316	11,921	12,693	11,915	12,963	13,897
Selling, general and administrative expenses	3,480	4,994	10,932	12,247	10,851	12,562	13,214	12,810	13,697	14,455
Goodwill impairment	—	—	—	—	—	—	—	27,353	—	—

Income (loss) from operations	1,178	1,090	873	(1,779)	(535)	(641)	(521)	(28,248)	(734)	(558)
Other expense:
Interest expense, net	(739)	(930)	(1,747)	(1,732)	(1,628)	(1,782)	(2,569)	(2,528)	(2,580)	(2,849)
Other expense	(91)	(85)	(91)	(58)	(52)	(75)	(101)	(136)	(46)	(89)

Income (loss) before income taxes	348	75	(965)	(3,569)	(2,215)	(2,498)	(3,191)	(30,912)	(3,360)	(3,496)
Income tax expense (benefit)	86	152	149	(2,371)	651	813	878	631	628	730

Net income (loss)	$262	$(77)	$(1,114)	$(1,198)	$(2,866)	$(3,311)	$(4,069)	$(31,543)	$(3,988)	$(4,226)

        During the second quarter of 2014, the following acquisitions occurred: (i) AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC under a Contribution Agreement dated June 6, 2014 for an aggregate purchase price of $157.7 million and (ii) Quench, then a wholly owned subsidiary of AquaVenture Holdings LLC, acquired all of the assets and certain liabilities of Atlas Watersystems, Inc. on June 16, 2014 for an aggregate purchase price of $23.6 million. During the second quarter of 2015, AquaVenture Water Corporation, an indirect wholly-owned subsidiary of AquaVenture, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited, pursuant to a Stock Purchase and Sale Agreement dated June 11, 2015 for an aggregate purchase price of $47.8 million. Financial results for the aforementioned acquisitions were included in consolidated results of operations data from and after the date of acquisition. During the fourth of 2015, we recorded goodwill impairment of $27.4 million and a related tax benefit of $0.7 million for the Quench reporting unit.

        As of January 1, 2015, we revised our method of amortization for customer relationships to an accelerated basis based on the projected economic value of the asset over its useful life. As a result, the quarterly consolidated results of operations for the three months ended March 31, 2015 and June 30, 2015 were revised to record additional amortization expense in selling, general and administrative expenses of $0.3 million and $0.2 million, respectively, which increased the net loss by $0.3 million and $0.2 million, respectively.

        During the fourth quarter of 2015, we concluded that certain historical transactions occurring in 2015 related to service concession arrangements and lease origination costs were not recorded in accordance with U.S. GAAP. As such, we revised our accounting for service concession arrangements to only capitalize expenditures which increase the production capacity of the water plant for service concession arrangements and our accounting for lease origination costs to capitalize costs directly related to the negotiation and execution of leases. As a result, the quarterly consolidated results of operations for the three months ended March 31, 2015, June 30, 2015 and September 30, 2015 were revised to increase cost of revenues by $0.8 million, $0.2 million and $0.1 million, respectively, and decrease selling, general and administrative expenses by $0.4 million, $0.5 million and $0.5 million, respectively. The net effect of the revisions on net loss was an increase of $0.4 million, a decrease of $0.3 million and a decrease of $0.4 million for the three months ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively.

        The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA, for the periods presented:

	Three Months Ended
	2014				2015				2016
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(in thousands)
Net income (loss)	$262	$(77)	$(1,114)	$(1,198)	$(2,866)	$(3,311)	$(4,069)	$(31,543)	$(3,988)	$(4,226)
Depreciation and amortization	2,220	2,849	4,665	5,097	5,184	5,516	6,748	6,694	7,264	7,497
Interest expense, net	739	930	1,747	1,732	1,628	1,782	2,569	2,528	2,580	2,849
Income tax expense (benefit)	86	152	149	(2,371)	651	813	878	631	628	730
Share-based compensation expense	41	405	580	731	821	829	832	829	683	384
Loss on disposal of assets	8	43	234	319	178	157	142	345	192	331
Acquisition-related expenses	—	265	—	—	216	919	113	87	85	412
Initial public offering costs	—	—	—	—	—	—	—	—	—	367
Goodwill impairment	—	—	—	—	—	—	—	27,353	—	—
Changes in deferred revenue related to our bulk water business	—	—	—	—	—	60	285	285	285	285
ERP implementation charges for a SAAS solution	—	—	—	—	—	—	—	—	257	723
Purchase accounting adjustments	—	335	—	—	—	—	—	—	—	—

Adjusted EBITDA	$3,356	$4,902	$6,261	$4,310	$5,812	$6,765	$7,498	$7,209	$7,986	$9,352

Liquidity and Capital Resources

Overview

        As of June 30, 2016, our principal sources of liquidity on a consolidated basis were cash and cash equivalents of $31.2 million (excluding restricted cash), which were held for working capital, investment and general corporate purposes. As more fully described below, during the six months ended June 30, 2016, we borrowed the remaining $15.0 million available on a $35.0 million debt facility and amended an existing credit agreement to establish an $8.0 million non-revolving facility on which we drew approximately $7.0 million on May 16, 2016. Additionally, during the year ended December 31, 2015, we raised additional equity capital of $31.6 million and drew the initial $20.0 million on the $35.0 million debt facility. In connection with our acquisition of the capital stock of Biwater (BVI) Holdings Limited on June 11, 2015, we invested $44.5 million of cash, assumed $40.8 million of bank debt (excluding application of the $3.6 million debt service reserve fund), and issued a $5.6 million subordinated note to the seller with a fair value at the date of acquisition of $3.3 million. As of December 31, 2014 and 2015, we had an aggregate of $2.7 million and $7.2 million, respectively, of restricted cash related to debt service reserve funds for certain of our borrowings and performance security funds for a vendor agreement. Of this amount, $0 and $930 thousand, respectively, was classified as current asset and $2.7 million and $6.3 million, respectively, was classified as a non-current asset in the consolidated balance sheets. See Note 2—"Summary of Significant Accounting Policies—Restricted Cash" to the Consolidated Financial Statements, included elsewhere in this prospectus.

        Our cash and cash equivalents are held by our holding company and our subsidiaries principally in the form of demand deposits in domestic and foreign banks. We utilize a combination of equity financing and corporate and project debt financing through international commercial banks and other financial institutions to fund our cash needs and the growth of our business. Our debt financing arrangements contain financial covenants and provisions which govern distributions by the borrowers and may limit our ability to transfer cash among us and our subsidiaries. See Note 10—"Long Term Debt—Restricted Net Assets" to the Consolidated Financial Statements, included elsewhere in this prospectus, for a summary of limitations applicable to us and our subsidiaries as of December 31, 2015. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet the future liquidity needs of our current operations for at least the next twelve months.

        Our expected future liquidity and capital requirements consist principally of:

  •
  capital expenditures and investments in infrastructure under concession arrangements related to maintaining or expanding our existing operations;

  •
  development of new projects and new markets;

  •
  acquisitions;

  •
  debt service requirements on our existing and future debt; and

  •
  costs and expenses relating to our ongoing business operations.

        Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as future acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

        We may in the future be required to seek additional equity or debt financing to meet these future capital and liquidity requirements. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired or needed, our business, operating results, cash flow and financial condition would be adversely affected. We currently intend to use our available funds and any future cash flow from operations for the conduct and expansion of our business, debt service requirements and general corporate purposes.

Subsidiary Distribution Policy

        A significant portion of our cash flow is provided by operations and borrowings by our principal operating subsidiaries and their intermediate holding companies.

        With respect to our Seven Seas Water segment, our distribution policy is to maximize cash distributions from our international operating subsidiaries to our non-U.S. intermediate holding companies for redeployment in the manner intended to optimize our return on invested capital. However, certain of our subsidiaries have loan agreements that restrict distributions to related parties in the event certain financial or nonfinancial covenants are not met, which could reduce our ability to redeploy cash. Distributions are typically in the form of dividends, principal and interest payments on intercompany loans, and repayment of intercompany advances or other intercompany arrangements, including billings from our Tampa operations center. When considering the amount and timing of such distributions, our Seven Seas Water operating subsidiaries must maintain sufficient funds for future capital investment, debt service and general working capital purposes.

        With respect to our Quench operating segment, Quench is restricted by its loan agreement from distributing cash to its parent; however, our current intent is for Quench to retain cash for working capital, investment for future growth within the segment and future debt repayment. We have also used cash from corporate financing at Quench to finance Quench's acquisitions.

        Although the governing boards of our subsidiaries have discretion over intercompany dividends or other future distributions, the form, frequency and amount of such distributions will depend on our subsidiaries' future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions as required by our lenders, tax considerations and other factors that may be deemed relevant.

Cash Flows

        The following table summarizes our cash flows for the periods:

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Cash provided by operating activities	$5,460	$16,350	$9,606	$5,847	$10,932
Cash used in investing activities	(40,754)	(33,115)	(66,648)	(55,139)	(11,747)
Cash provided by financing activities	39,454	39,987	37,345	46,070	14,199

Net change in cash and cash equivalents	$4,160	$23,222	$(19,697)	$(3,222)	$13,384

  Operating Activities

        The significant variations of cash provided by operating activities and net losses are principally related to adjustments to eliminate non-cash and non-operating charges such as amortization, depreciation, share-based compensation, changes in the deferred income tax provision, charges related to the disposal of assets and impairment charges. The largest source of operating cash flow is the collection of trade receivables and our largest use of cash flows is the payment of costs associated with revenue, selling and marketing activities and general and administration activities.

        Cash provided by operations during the six months ended June 30, 2015 and 2016 was $5.8 million and $10.9 million, respectively. The $5.1 million increase was primarily attributable to additional operating cash flow generated by our plant in the BVI, which was acquired in June 2015, and the timing of the collection of receivables.

        Cash provided by operations during the years ended December 31, 2013, 2014 and 2015 was $5.5 million, $16.4 million and $9.6 million, respectively. The $6.8 million decrease in cash provided by operating activities in 2015 as compared to 2014 was attributed to certain Seven Seas Water past due trade receivables outstanding at December 31, 2015 that were collected in January 2016 and the payment of offering costs of $3.9 million related to our anticipated initial public offering. The increase for 2014 as compared to 2013 was primarily due to increased cash provided from operations of our plants in Trinidad and the USVI, that were commissioned during 2013, and incremental cash generated from plant expansions in Curaçao in October 2013 and April 2014. Increased cash from operating activities during the 2014 annual period as compared to 2013 was also attributable to additional cash provided by Quench and Atlas for the periods following their acquisition in June 2014.

  Investing Activities

        Cash used in investing activities during the six months ended June 30, 2015 and 2016 was $55.1 million and $11.7 million, respectively. The $43.4 million decrease was primarily attributable to the $43.1 million in net cash paid for the acquisition of our BVI plant which occurred in June 2015. Additionally, cash used in investing activities during the six months ended June 30, 2015 and 2016 included $7.4 million and $5.9 million, respectively, of capital expenditures and long-term contract expenditures by Seven Seas Water for plant expansions and capacity upgrades and $4.7 million and $5.8 million, respectively, of capital expenditures for Quench to support existing operations.

        Cash used in investing activities during the year ended December 31, 2015 of $66.6 million was primarily due to the cash paid for the acquisition of Biwater Holdings of $43.1 million, which is net of $1.4 million of acquired cash. Additionally, cash used in investing activities during 2015 included $11.6 million of capital expenditures and long-term contract expenditures by Seven Seas Water for plant expansions and capacity upgrades and $11.4 million of capital expenditures for Quench to support existing operations and for information technology infrastructure investments to support future growth of the business. For fiscal year 2016, we expect to invest approximately $26.7 million across our Seven Seas Water and Quench businesses in capital expenditures and long-term contracts costs for service concession arrangements. We expect that these investments and any further acquisitions of new business opportunities will be financed through existing cash, cash generated from operations and, as needed, incremental debt or equity financing.

        For the year ended December 31, 2013, net cash used in investing activities was $40.8 million, compared with $33.1 million for the year ended December 31, 2014. The net investing cash flows for 2014 were primarily the result of cash paid for Atlas net of cash acquired from Quench in connection with their acquisitions in June 2014 of $13.3 million, and capital expenditures of $20.1 million related to continued investment in Curaçao and St. Maarten, the completion of construction of Seven Seas Water projects in Trinidad and the USVI and to support continued investment by Quench to increase its installed rental unit base. During the year ended December 31, 2013, we used $41.8 million of cash for capital expenditures principally to complete construction of new water plants in Trinidad, the USVI and St. Maarten and for further plant expansion in the USVI and Curaçao.

  Capital Expenditures on Fixed Assets and Investments in Long-Lived Assets

        For Seven Seas Water, our primary capital expenditures are composed of construction costs of our water plants, including engineering, procurement and construction and equipment costs, internal direct labor and project development costs, which include engineering and environmental studies, permitting and licensing and certain legal costs. Major repairs and maintenance, which improve the efficiency or extend the life of our operating plants, are also included in capital expenditures. In addition to our contractually committed capital expenditures, we routinely explore project investment opportunities in our current and new geographic locations and business lines if we believe that any of the opportunities has the potential to meet our internal investment criteria. In the course of pursuing these investment opportunities, we may successfully bid on projects or operating plants that will require additional capital expenditures. Long-lived assets include capital investments in water plants under contractual arrangements with municipal customers in St. Maarten and the BVI (see "—Recent Acquisitions" below) which are accounted for as long-lived assets under U.S. GAAP accounting rules governing service concession arrangements.

        For Quench, our primary capital expenditures are the acquisition of rental and related assets associated with unit placements (filtered water coolers, ice machines, sparkling water dispensers and coffee brewers), as well as typical capital expenditures for computers, field tablets and software.

  Recent Acquisitions

        As described above, we entered into the BVI Purchase Agreement on June 11, 2015, related to our acquisition of 100% of the capital stock of Biwater Holdings. Under the terms of the BVI Purchase Agreement, all of the capital stock of Biwater Holdings was acquired for a total purchase price of $47.8 million, including $44.5 million in cash and a note payable of $5.6 million to the seller with a fair value at the date of acquisition of $3.3 million (the Seller Note Payable—BVI). In addition, included in the liabilities of Biwater Holdings was long-term debt between its wholly-owned subsidiary, Seven Seas Water (BVI) Ltd., and a bank with a remaining unpaid balance as of the date of the BVI Purchase Agreement of $40.8 million, excluding application of the $3.6 million debt service reserve fund.

  Financing Activities

        Cash provided by financing activities during the six months ended June 30, 2015 and 2016 was $46.1 million and $14.2 million, respectively. The $31.9 million decrease was primarily attributable to the $31.3 million of cash received during the six months ended June 30, 2015 from the issuance of Class B Shares. Additionally, cash provided by financing activities during the six months ended June 30, 2015 and 2016 included $20.0 million and $22.0 million, respectively, of proceeds from borrowings, which were partially offset by $4.2 million and $8.1 million, respectively, of scheduled repayments of long-term debt.

        Cash provided by financing activities during the year ended December 31, 2015 of $37.3 million was primarily attributable to $31.6 million of cash from the issuance of Class B Shares of AquaVenture Holdings LLC and the borrowing of $20.0 million under a new $35.0 million loan facility with a bank (the "Curaçao Credit Facility"). During the year ended December 31, 2015, we repaid $12.6 million of long-term debt, $0.9 million of acquisition contingent consideration and paid $0.8 million in debt financing fees related to the Curaçao Credit Facility.

        For the year ended December 31, 2014, net cash flow provided by financing activities was $40.0 million, compared with $39.5 million provided by financing activities for the year ended December 31, 2013. During 2014, net cash provided by financing activities was primarily related to proceeds from the issuance of Class B shares of AquaVenture Holdings LLC of $36.0 million and $10.0 million of new borrowing from private lender used to finance Quench's acquisition of Atlas in June 2014. The proceeds were offset by $8.1 million of scheduled repayments of long-term debt.

        For 2013, financing activities included bank borrowings in Trinidad and the USVI totaling $44.1 million made under credit facilities to finance new plant construction completed in those locations during the year. In addition, $2.7 million of such borrowings was placed into debt service reserve accounts that are released to us as the underlying debt amortizes. We also made scheduled repayments of long-term debt during 2013 in the amount of $1.1 million.

        Our long-term debt is summarized in the table below and further described in the sections that follow.

        As of December 31, 2014 and 2015 and June 30, 2016, long-term debt included the following (in thousands):

	December 31,
			June 30, 2016
	2014	2015
Trinidad Credit Agreement	$24,643	$20,357	$25,167
USVI Credit Agreement	21,023	17,423	15,173
Quench Loan Agreement	40,000	40,000	40,000
BVI Loan Agreement	—	36,633	33,780
Seller Note Payable—BVI	—	5,625	5,250
Curaçao Credit Facility	—	20,000	35,000
Vehicle financing	800	1,637	1,553

Total face value of long-term debt	86,466	141,675	155,923
Less: unamortized debt discounts and deferred financing fees	(2,099)	(4,315)	(3,979)

Total long-term debt, net of debt discounts and deferred financing fees	84,367	137,360	151,944
Less: current portion of long-term debt	(8,265)	(19,347)	(21,926)

Total long-term debt	$76,102	$118,013	$130,018

  Trinidad Credit Agreement

        On April 9, 2012, Seven Seas Water (Trinidad) Unlimited, our indirect wholly-owned subsidiary, entered into a credit agreement, which we refer to as the Trinidad Credit Agreement, as a borrower with a bank to partially finance the construction of a water plant in Trinidad. The Trinidad Credit Agreement was subsequently amended on April 15, 2013 to modify restrictions related to distributions and certain financial covenants; May 21, 2013 to modify project completion and drawdown dates; September 9, 2013 to modify the final drawdown date and completion certificate requirements; May 20, 2014 to modify restrictions related to distributions; on October 20, 2014 to reduce the minimum tangible net worth financial covenant of AquaVenture Holdings LLC from $65.0 million to $50.0 million; on June 4, 2015 to reduce restrictions related to financial and non-financial covenants; and on April 18, 2016 to establish a new non-revolving facility for up to $8.0 million, of which approximately $7.0 million was drawn on May 16, 2016 with the remaining available to be drawn upon through October 31, 2016, and to eliminate the debt service reserve requirement, which released $1.5 million of restricted cash for general use.

        We began borrowing under the Trinidad Credit Agreement in August 2012 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the agreement provided for variable interest at LIBOR plus 4.0%. When the drawdown period was completed in October 2013, interest on 50% of the loan was fixed at 5.64% with the remaining 50% at a variable rate based on LIBOR plus 4.0%. The weighted-average interest rate was 4.9% as of December 31, 2015. The loan principal is repayable in equal monthly installments over a seven-year period maturing in September 2020. Principal on the new $8.0 million non-revolving facility is due in full in April 2019 while interest, which is variable at LIBOR plus 4.65%, is payable monthly. The bank holds a security interest in the shares and all of the assets of Seven Seas Water (Trinidad) Unlimited.

        The Trinidad Credit Agreement is guaranteed by AquaVenture Holdings LLC. The Trinidad Credit Agreement limits the amount of additional indebtedness that Seven Seas Water (Trinidad) Unlimited can incur and places annual limits on capital expenditures by Seven Seas Water (Trinidad) Unlimited. Seven Seas Water (Trinidad) Unlimited is only permitted to make distributions to AquaVenture Holdings LLC shareholders and affiliates if specified debt service coverage ratios are met and it is in compliance with all loan covenants. The Trinidad Credit Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), acquisitions, accounting changes, transactions with affiliates, contract amendments, sanctionable practices, prepayments of indebtedness, changes in control and capital expenditures. AquaVenture Holdings LLC as guarantor must maintain a tangible net worth of $50.0 million. In addition, both Seven Seas Water (Trinidad) Unlimited and AquaVenture Holdings LLC, as guarantor, are subject to quarterly financial covenant compliance. Further, Seven Seas Water (Trinidad) Unlimited must maintain a minimum debt service reserve fund with the bank. We were in compliance with all such covenants as of June 30, 2016.

  USVI Credit Agreement

        On March 27, 2013, Seven Seas Water Corporation (USVI), our indirect wholly-owned subsidiary, entered into a credit agreement to partially finance the construction of two water plants in the USVI. The USVI Credit Agreement was subsequently amended on: September 9, 2013 to set the final drawdown date and modify the requirements for the project completion certificate; May 20, 2014 to modify restrictions related to distributions; and October 20, 2014 to reduce the minimum tangible net worth financial covenant of AquaVenture Holdings LLC from $65.0 million to $50.0 million.

        We began borrowing under the USVI Credit Agreement in April 2013 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the credit agreement provided for variable interest at LIBOR plus 3.25%. When the drawdown period was completed in

October 2013, interest on 60% of the loan was fixed at 4.55% with the remaining 40% at a variable rate based on LIBOR plus 3.25%. The weighted-average interest rate was 4.1% as of December 31, 2015. The loan principal is repayable beginning in January 2014 in twenty-four monthly installments of $300,000 followed by twenty-six monthly installments of $375,000 with a final balloon payment of $7.7 million due in March 2018. The bank holds a security interest in the shares and all of the assets of Seven Seas Water Corporation (USVI).

        The USVI Credit Agreement is guaranteed by AquaVenture Holdings LLC. The USVI Credit Agreement limits the amount of additional indebtedness that Seven Seas Water Corporation (USVI) can incur and places annual limits on capital expenditures by Seven Seas Water Corporation (USVI). Seven Seas Water Corporation (USVI) is only permitted to make distributions to shareholders and affiliates of AquaVenture Holdings LLC if specified debt service coverage ratios are met and it is in compliance with all loan covenants. The USVI Credit Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), acquisitions, accounting changes, transactions with affiliates, contract amendments, sanctionable practices, prepayments of indebtedness, changes in control and capital expenditures. AquaVenture Holdings LLC as guarantor must maintain a tangible net worth of $50.0 million and Seven Seas Water Corporation (USVI) must maintain a debt service reserve fund with the bank. In addition, both Seven Seas Water (USVI) Corporation and AquaVenture Holdings LLC, as guarantor, are subject to quarterly financial covenant compliance. We were in compliance with all such covenants as of June 30, 2016.

        We may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part.

  Quench Loan Agreement

        On the date Quench was acquired, the liabilities of Quench included the Amended Loan and Security Agreement between a lender and Quench. The Quench Loan Agreement included: (i) a Tranche A Term Loan of $12.5 million with a maturity date of December 23, 2018; (ii) a Tranche B Term Loan of $7.5 million with a maturity date of December 23, 2018; and (iii) a Tranche C Term Loan of $10.0 million with a maturity date of December 23, 2018.

        On June 16, 2014, the Quench Loan Agreement was amended in connection with the acquisition of Atlas. This amendment included, among other things, the following: (i) a consent of the acquisition of Atlas; (ii) a requirement for an $11.0 million capital contribution to Quench in connection with the Atlas acquisition; (iii) added and disbursed a Tranche D Term Loan in the amount of $10.0 million with a maturity date of December 23, 2018; and (iv) a grant of seven-year warrants to the lender to purchase 60,635 of Class B Shares of AquaVenture Holdings LLC at a purchase price of $4.9477 per share.

        On January 23, 2016, the Quench Loan Agreement was amended to defer the loan amortization payments until July 2016 and to modify the amount of such payments. Subsequently, the Quench Loan Agreement was amended on July 25, 2016 to defer the commencement of principal payments on all Tranches until January 2017, modify the principal payment amounts and require the payment of $350 thousand upon the earlier of December 23, 2018 or the repayment of the entire outstanding principal balance of the Quench Loan Agreement. As a result of the amended Quench Loan Agreement, we have classified the portion of debt due within 12 months under the amended payment schedule as a current liability with the remainder classified as long-term debt.

        The aggregate unpaid principal balance for all Tranches outstanding on December 23, 2016 shall be repaid in 23 equal monthly principal payments of $1.0 million, commencing on January 23, 2017 and one payment of $17.0 million on December 23, 2018.

        The Tranche A Term Loan of $12.5 million contains an interest rate per annum equal to the base rate in effect for such month, plus 6% per annum, provided that in no event shall the interest rate per annum be less than 9.5% (9.5% as of December 31, 2015). The Tranche B, C and D Loans of $7.5 million, $10.0 million and $10.0 million, respectively, each contain an interest rate per annum equal to the base rate in effect for such month, plus 5.5% per annum, provided that in no event shall the interest rate per annum be less than 9.0% (9.0% as of December 31, 2015). The base rate for each tranche is defined as the greater of the highest Prime Rate in effect during the month or the highest three-month LIBOR rate in effect during each month, plus 2.5% per annum. Interest only payments are due monthly through the date the first principal payment is due.

        Quench USA may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part, provided that Quench USA concurrently pays all accrued and unpaid interest on the principal so prepaid and a prepayment fee equal to 1% of the amount prepaid if prepayment occurs after June 16, 2016 and on or before June 16, 2017. The prepayment fee shall be due from Quench USA upon any prepayment of the principal of the loans, including without limitation any prepayment as a result of an event of default or the exercise of any rights or remedies by the lender following the same. Prepayments of the loans shall be applied pro rata to the principal installments due or outstanding on the loans.

        The Quench Loan Agreement is collateralized by substantially all of Quench USA's assets. In accordance with the negative covenants as defined within the Quench Loan Agreement, Quench USA is restricted from making distributions or declaring dividends without prior consent of the lender. In addition to a minimum net recurring revenue covenant, Quench USA is required to comply with certain other financial and nonfinancial covenants. We were in compliance with all such covenants as of June 30, 2016.

  BVI Loan Agreement

        In connection with our acquisition of the capital stock of Biwater (BVI) Holdings Limited in June 2015, we inherited the $43 million credit facility of its subsidiary, Seven Seas Water (BVI) Ltd. arranged by a bank, which we refer to as the BVI Loan Agreement. The BVI Loan Agreement closed on November 14, 2013 and was arranged to finance the construction of the 2.8 million GPD desalination facility at Paraquita Bay in Tortola, BVI and other contractual obligations. The BVI Loan Agreement is project financing with recourse only to the stock, assets and cash flow of Seven Seas Water (BVI) Ltd. The BVI Loan Agreement is guaranteed by the United Kingdom Export Finance but not by AquaVenture Holdings LLC or any of its other subsidiaries. As of the acquisition date of June 11, 2015, $40.8 million remained outstanding. In addition, approximately $820,000 remained available for draw through October 2016. The BVI Loan Agreement was amended on May 7, 2014 and June 11, 2015 to reflect extensions in milestone dates and our acquisition of Seven Seas Water (BVI) Ltd.

        The BVI Loan Agreement provides for interest on the outstanding borrowings at LIBOR plus 3.5% per annum and interest is paid quarterly. As of December 31, 2015, the weighted-average interest rate was 3.8%. The loan principal is repayable quarterly beginning in March 31, 2015 in 26 quarterly installments that escalate from 3.2% of the original principal balance to 4.6% of the original principal balance. The BVI Loan Agreement is collateralized by all shares and underlying assets of Seven Seas Water (BVI) Ltd.

        The BVI Loan Agreement includes both financial and nonfinancial covenants, limits the amount of additional indebtedness that Seven Seas Water (BVI) Ltd. can incur and places annual limits on capital expenditures for this subsidiary. The BVI Loan Agreement also places restrictions on distributions made by Seven Seas Water (BVI) Ltd. which is only permitted to make distributions to shareholders and affiliates of AquaVenture Holdings LLC if specified debt service coverage and loan life coverage ratios are met and it is in compliance with all loan covenants. Further, until the completion (as defined in the BVI Loan Agreement) of two sewage treatment plants and related works under construction in the BVI, Seven Seas Water (BVI) Ltd. is not permitted to make any distribution without the prior approval of the bank. The BVI Loan Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), mergers and acquisitions, accounting changes, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and joint ventures. In addition, Seven Seas Water (BVI) Ltd is subject to quarterly financial covenant compliance, including minimum debt service and loan life coverage ratios, and must maintain a minimum debt service reserve fund with the bank. Seven Seas Water (BVI) Ltd. was in compliance with all such covenants as of June 30, 2016.

        Seven Seas Water (BVI) Ltd. may prepay the principal amounts of the loans, after completing its obligations with respect to the sewage treatment plants and prior to the maturity date, in whole or in part without penalty.

  Curaçao Credit Facility

        On June 18, 2015, Aqua Venture Holdings Curaçao N.V., a Curaçao naamloze vennootschap and our wholly-owned subsidiary, entered into a $35.0 million credit facility with a bank, which we refer to as the Curaçao Credit Facility. The Curaçao Credit Facility consists of a term loan of $20.0 million and a delayed draw term loan of up to $15.0 million which was available to be drawn through March 18, 2016. On March 9, 2016, we borrowed the remaining $15.0 million of available borrowing under the facility. The Curaçao Credit Facility is non-amortizing, matures in June 2019 and bears interest at either: (i) the higher of 1% or the ICE Benchmark Administration LIBOR Rate, plus an applicable margin ranging from 7.5% to 8.5% depending upon the leverage ratio as defined within the Curaçao Credit Facility; or (ii) the greater of the bank's base rate or a federal funds rate plus 0.5%, plus an applicable margin ranging from 6.5% to 7.5% depending upon the leverage ratio as defined within the Curaçao Credit Facility. As of December 31, 2015, the interest rate was 9.0%.

        The Curaçao Credit Facility is guaranteed by AquaVenture Holdings LLC and contains certain financial and nonfinancial covenants. The financial covenants include minimum interest coverage and maximum leverage ratio requirements that became effective on March 31, 2016 and exclude the operations of Quench USA, which is considered an unrestricted subsidiary for purposes of the Curaçao Credit Facility and any cash not available for general use. In addition, the Curaçao Credit Facility contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends and certain transfers to and investments in Quench USA), mergers and acquisitions, accounting changes, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and amendments of documents. The interest coverage ratio covenant will not apply if our minimum cash balance, excluding Quench USA, exceeds $5.0 million. AquaVenture Holdings Curaçao N.V. was in compliance with, all such covenants as of June 30, 2016.

        There is no prepayment fee on the Curaçao Credit Facility. The Curaçao Credit Facility Agreement is collateralized by all shares of AquaVenture Holdings Curaçao N.V. and the shares of certain other subsidiaries of AquaVenture Holdings LLC excluding Quench and those with pre-existing security interests.

  Other Debt

                  In connection with our acquisition of the capital stock of Biwater (BVI) Holdings Limited in June 2015, we issued a subordinated note to the seller that bears no interest, is payable in 15 equal annual installments of $375,000, which began on June 11, 2016, terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances, and is unsecured and subordinated to all other indebtedness of AquaVenture Holdings LLC (Seller Note Payable—BVI). We finance our vehicles primarily under three-year terms with interest rates per annum ranging from 1.6% to 4.6%.

Contractual Obligations and Other Commitments

        The following table summarizes our contractual obligations and other commitments as of December 31, 2015:

	Payments Due by Period
	Less Than 1 Year	1 to 5 Years	5 to 5 Years	More Than 5 Years	Total
Contractual Obligations and Other Commitments:
Long-term debt at face value	$19,347	$72,283	$42,522	$7,523	$141,675
Interest on long-term debt(1)	8,634	12,288	2,821	1,759	25,502
Operating leases(2)	1,511	2,091	744	379	4,725
Asset retirement obligations(3)	209	26	663	524	1,422
Acquisition contingent consideration(4)	950	—	—	—	950
Purchase commitments	4,065	—	—	—	4,065
Other(5)	—	—	—	—	—

	$34,716	$86,688	$46,750	$10,185	$178,339

(1)
We calculated interest on long-term debt based on payment terms that existed at December 31, 2015. Weighted-average interest rates used are as follows: (i) USVI Credit Agreement—4.1%; (ii) Trinidad Credit Agreement—4.9%; (iii) Quench Loan Agreement—9.2%; (iv) BVI Loan Agreement—3.8%; (v) Curaçao Credit Facility—9.0%; (vi) Seller Note Payable—BVI—9.0% and (iv) vehicle financing—4.1%.

(2)
Operating leases include total future minimum rent payments under non-cancelable operating lease agreements.

(3)
The asset retirement obligations represent contractual requirements to perform certain asset retirement activities and are based on engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. We have included the total undiscounted asset retirement obligation, as determined at December 31, 2015, in the table above.

(4)
The acquisition contingent consideration represents the value of the additional purchase price that is contingent on the future performance of certain acquired businesses. We have included the total undiscounted acquisition contingent consideration, as determined at December 31, 2015, in the table above.

(5)
In connection with our acquisition of Quench, we assumed the Quench USA, Inc. Amended and Restated 2011 Management Incentive Bonus Plan, or the Quench MIP. Pursuant to the Quench MIP, upon a "sale event" (as defined in the Quench MIP, which definition includes consummation of an initial public offering), a bonus pool will be created based upon the proceeds received in connection with the sale event, and each participant is entitled to receive a bonus equal to his or her share of the bonus pool. The bonus pool will equal the lesser of $6 million or 10% of all proceeds received by the holders of Quench USA Holdings LLC by reason of their ownership upon the consummation of a sale event in excess of $21 million, after giving effect to payments under the Quench MIP. For purposes of a sale event that is an initial public offering, holders of

  Quench are deemed to receive an amount equal to the product of (x) the per share price to the public and (y) the number of shares of the type being issued in the offering that are outstanding immediately prior to the offering. As of December 31, 2015, we did not record any liability related to the Quench MIP as no events had occurred as of such date, nor was it probable an event would occur as of such date, that would require payment under the Quench MIP.

        During March 2016, we drew the remaining $15.0 million under the Curaçao Credit Facility and during May 2016, we drew $7.0 million of the available $8.0 million under the non-revolving facility under the amended and restated Trinidad Credit Agreement. Both of these non-amortizing facilities mature and require full payment in 2019. Additionally, during July 2016, we amended the Quench Loan Agreement to defer the commencement of principal payments on all Tranches until January 2017 and modify the principal payment amounts.

Off-Balance Sheet Arrangements

        At December 31, 2015, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to certain market risks in the ordinary course of our business. These risks primarily include credit risk, interest rate risk and foreign exchange risk.

  Credit Risk

        We are exposed to credit risk in our Seven Seas Water segment from our principal bulk water sales to customers in Trinidad, the BVI, the USVI, St. Maarten, and Curaçao. While certain of our bulk water customers are quasi-governmental agencies, such customers may not be supported by sovereign guarantees or direct financial undertakings.

  Interest Rate Risk

        We had cash and cash equivalents totaling $31.2 million as of June 30, 2016. This amount was invested primarily in demand deposits with domestic and international banks. The cash and cash equivalents are held for investment and working capital purposes. Our cash deposits are maintained for capital preservation purposes. We do not enter into investments for trading or speculative purposes. As of June 30, 2016, we have variable rate loans outstanding of $130.9 million that adjust with interest rate movements in LIBOR or the lending bank's prime lending rate. Accordingly, we are subject to interest rate risk to the extent that LIBOR or the lending bank's prime lending rate changes. A hypothetical 100 bps increase in our interest rates in effect at June 30, 2016 would have a $0.9 million increase to our interest expense on an annualized basis. A hypothetical 100 bps decrease in our interest rates in effect at June 30, 2016 would have a $0.5 million decrease to our interest expense on an annualized basis.

  Foreign Exchange Risk

        The U.S. dollar is our functional currency and, as of June 30, 2016, less than 1% of our revenues were denominated in a foreign currency. However, we are exposed to foreign exchange risk to the extent we have payment obligations in a local currency related to labor, construction, consumables or materials costs, or if our procurement orders are denominated in a currency other than U.S. dollars. If any of these local currencies change in value versus the U.S. dollar, our cost in U.S. dollars would change which could adversely affect our results of operations.

BUSINESS

Overview

        AquaVenture is a multinational provider of Water-as-a-Service, or WAAS, solutions that provide our customers with a reliable and cost-effective source of clean drinking and process water primarily under long-term contracts that minimize capital investment by the customer. We believe our WAAS business model offers a differentiated value proposition that generates long-term customer relationships, recurring revenue, predictable cash flow and attractive rates of return. We generate revenue from our operations in the United States, the Caribbean, Saudi Arabia and Chile, and are pursuing expansion opportunities in North America, the Caribbean, Latin America and the Middle East.

        We deliver our WAAS solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, providing 7 billion gallons of potable, high purity industrial grade and ultra-pure water (which is water that is treated to meet higher purity standards required for industrial, semiconductor, utility or pharmaceutical applications) per year to governmental, municipal, industrial and hospitality customers. Quench, which we acquired in June 2014, is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services to approximately 40,000 institutional and commercial customers, including more than half of the Fortune 500. In our Quench business, our current typical initial contract term is three years with an automatic renewal provision, and our annual unit attrition rate, at June 30, 2016, was 8%, implying an average rental period of more than 11 years. We define "annual unit attrition rate" as a ratio, the numerator of which is the total number of removals of company-owned and billed rental units during the trailing 12-month period, and the denominator of which is the average number of company-owned and billed rental units during the same 12-month period.

        We leverage our operating and engineering expertise to develop and deliver highly reliable WAAS solutions by applying various water purification technologies, including reverse osmosis, carbon filtration, deionization, membrane bioreactors and ultraviolet sanitization. We own and operate our water systems, enabling our customers to outsource a non-core activity without investing significant capital or managerial resources.

        We believe that we are well positioned to capitalize on global growth opportunities driven by population growth, increasing urbanization and water scarcity, increasing focus on health and wellness, and the environmental impact of bottled water consumption. We believe our focus on delivering best-in-class service and efficiency to our customers will continue to lead to substantial new business, contract extensions and customer expansion opportunities. We also have a demonstrated track record of identifying, executing and integrating acquisitions, with Seven Seas Water and Quench having completed more than a dozen transactions since 2007. We plan to continue to pursue acquisitions that will expand our geographic presence, broaden our service offerings and allow us to move into additional markets.

        We are led by a talented management team with extensive industry experience, engineering knowledge, operational expertise and financial capabilities. Our team has a demonstrated record of execution, having built AquaVenture into a leader in the major markets we serve. Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated (a former NYSE-traded water treatment technology company purchased by General Electric Co. in 2005). Our Quench team has grown Quench's company-owned and billed POU filtered water system installed base from approximately 11,300 units in 2009 to more than 85,000 units today through organic growth and targeted acquisitions.

 Market Opportunity

        We primarily operate in two water sectors—desalination and commercial water filtration. We believe both sectors offer us opportunities for significant organic and inorganic growth due to their size, positive long-term growth trends and fragmentation.

        A number of key macroeconomic factors shape the global water sector, including population growth, an increasing water supply-demand imbalance, urbanization, industrialization, and consumers' heightened health and environmental awareness. Global water demand has outpaced population growth, leading to chronic water scarcity in many regions around the world. According to data from the United Nations, global water demand (excluding irrigation) will grow three times faster than the global population. Further, the 2030 Water Resources Group, a consortium of non-governmental development organizations and the private sector, estimates that global water demand will exceed supply by 40% by 2030. The United Nations Environment Programme, an agency of the United Nations that coordinates environmental programs, estimates that roughly half of the world's population currently lives within 40 miles of the sea. Because of the proximity of population centers to saltwater bodies, we believe desalination is a viable solution to address future water shortages.

        As clean water demand continues to grow, we believe the need for water treatment technologies, such as desalination and POU filtration, will increase, and we believe both of our operating platforms are well positioned to benefit from these trends.

  Global Desalination Market

        Approximately 1% of the world's population depends on desalinated water to meet their daily water consumption needs. While historically a niche market due to the relatively high cost of production, desalination has become a more economical solution as desalination membrane and system technology has improved and equipment costs have declined.

        In recent years, there has been a rapid increase in the installation of new seawater desalination capacity. According to a 2016 report by Global Water Intelligence (GWI), global online capacity reached approximately 20 billion GPD in 2015. The GWI report indicates that new desalination contracts awarded between 2004 and 2015 resulted in incremental capacity of approximately 13 billion gallons per day of global capacity and that approximately 17 billion gallons per day of capacity will be awarded over the next 10 years. In a forecast issued in June 2016, GWI also estimated that total contracted desalination capacity will grow at a 6% CAGR over the next ten years. The GWI report further indicates that approximately 29% of the desalination capacity globally is currently produced by medium-scale plants, which is our target market. We estimate that global medium-scale desalination plants generate approximately $6 billion in revenue from treated water sales annually. Many of the existing medium-scale plants are owned and operated by local governments and companies, and operating desalination facilities is generally not their core competency. As a result, we believe a large number of these plants could benefit from our ownership and operating expertise generate more reliable and lower-cost clean water.

        According to the World Resources Institute's Aqueduct rankings, the Caribbean is one of the most water-scarce regions of the world in terms of fresh water availability, comparable to the Western Sahara and parts of the Middle East. We believe our Seven Seas Water platform is a leading desalination solution provider in the Caribbean, where we operate nine water treatment facilities. Our installed capacity in the Caribbean has grown from 9.2 million GPD in 2010 to 28.2 million GPD as of June 30, 2016. Based on information published by GWI, we estimate that during the period from our inception in 2007 through 2015, our plants represented approximately 28% of all plant capacity coming online in the Caribbean and one-third of the region's existing medium-scale desalination plant capacity. Many of the Caribbean region's current desalination facilities utilize older thermal technologies that are more costly to operate than membrane-based SWRO systems. We believe replacing these thermal plants with new membrane plants is a significant additional opportunity for us. Given our compelling value proposition, extensive presence, and operational expertise in SWRO plants, we believe we are well positioned to further grow our Caribbean business.

        We currently have a presence or targeted business development activities in the Caribbean, Latin America, the Middle East, North America and India. The total installed capacity of medium-scale desalination plants in these locations is more than 2 billion GPD. We target specific attractive end markets, such as the municipal drinking water, mining, oil and gas, and ultra-pure industrial process water markets, in both large and mature markets, such as the United States and Saudi Arabia, as well as in fast-growing developing markets, such as Chile, Mexico and India. We believe we are well positioned to pursue opportunities in these markets through new project development, partnerships with local firms and strategic acquisitions.

  U.S. Water Cooler Market

        A 2016 study by Zenith International, or Zenith, estimates that the U.S. water cooler market will generate $4.2 billion of revenues in 2015, on an install base of more than 5.8 million BWC and POU units. POU units represent $467 million of these revenues and 1.4 million of the installed units, of which 94% are within the commercial market segment, which we target. We believe that POU units are taking market share from BWC units for a variety of reasons, including cost, convenience, health benefits and environmental concerns. Zenith reports that in the U.S., the average BWC customer will spend $50.85 per month for bottles (5.01 bottles per month at an average price of $10.15 each) plus $19.80 per month to rent the base unit, implying an average total monthly spend of $70.65 per BWC unit. This compares with Zenith's estimated average monthly rental rate for a POU unit in the U.S. of $35.15. Zenith indicates that from 2010 to 2015, the market share of POU on an installed unit basis will grow from 16.4% to 23.5% which represents of 10% for that period. Zenith expects the total number of POU units to grow at a CAGR of approximately 9% between 2015-2020, while the number of total installed BWC units is projected to grow at a CAGR of only 1% during the same period.

U.S. Water Cooler Market Share
(Source: Zenith)

        We estimate that our market share is more than 6.5% of commercial POU systems on an installed unit basis. The U.S. POU water cooler market is highly fragmented with hundreds of small regional providers, representing an opportunity for consolidation. Given the size of our addressable market and the fragmentation of the industry, we believe we are well positioned to realize growth with our focus on the commercial POU market.

 Our Strengths

  Differentiated Water-as-a-Service Business Model

        Our WAAS business model offers an attractive value proposition to our customers by providing clean drinking and process water in a reliable, capital-efficient, cost-effective and flexible manner. Our long-term, service-focused model minimizes customer capital investment and yields long-term customer relationships. We invest capital in developing and installing engineered water systems, and generate predictable and steady revenue, earnings and cash flow, as well as an attractive return on invested capital.

  Excellence in Execution Driven by Engineering and Operational Expertise

        Our experience in implementing, operating and servicing water filtration technologies is at the core of our water solutions. Our expertise drives our ability to offer customized solutions to satisfy our customers' water needs.

        Our engineering experience and expertise is critical in developing Seven Seas Water desalination solutions that meet each customer's specific water quality standards and quantity needs adapted to local conditions, including different feedwater sources. Another important aspect of engineering expertise is reliability, as evidenced by our ability to achieve an average plant uptime of approximately 97% since 2013, which provides our customers an uninterrupted water supply. Furthermore, our prefabricated containers and modular equipment are specially designed for quick deployment and maximum flexibility to adjust output capacities, allowing us to react quickly to customer emergencies or changes in demand.

        Our Quench POU filtered water systems utilize a variety of water purification technologies, including reverse osmosis, carbon filtration, deionization and ultraviolet sanitization. Our service technicians are trained to maintain and service our POU systems to provide a convenient, reliable and high quality water supply.

  Experienced Management Team with Demonstrated Track Record

        Our management team, led by Chief Executive Officer Douglas R. Brown, President Anthony Ibarguen and Chief Financial Officer Lee S. Muller, has extensive industry experience. This team has a demonstrated track record of managing costs, adapting to changing market conditions, developing a comprehensive safety culture and financing, acquiring, integrating and operating new businesses and water plants.

        Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated. Their significant expertise has been instrumental in creating customized and highly reliable desalination solutions even in demanding water applications.

        Our Quench team also has a demonstrated track record of expanding the Quench platform by adding new customers, retaining existing customers, and acquiring and integrating numerous POU filtered water service providers into its platform.

  Strong Competitive Position Supported by Long-Term Customer Relationships

        We have long-standing customer relationships. In our experience, customers typically extend their contracts significantly beyond the original term, as the need for a clean, reliable water supply continues and the customer realizes the value proposition of our WAAS business model. Furthermore, we believe our operating and engineering expertise, experienced management team, and scale put us at the forefront of our industry, and that significant investment would be required for others to replicate our platforms.

        Our water supply agreements under our Seven Seas Water platform typically provide for initial terms of up to 20 years and typically contain contractual provisions for cost pass-through and minimum volume requirements. In addition, we have a reputation for quality and customer service. We have a track record of expanding and extending our initial contracts into longer-term agreements with increasing water purchase volumes, in part, because we provide our customers with a cost-effective and reliable water solution.

        A study by Zenith International named our Quench platform as one of the top five companies in the POU industry based on the number of POU units rented or sold. Our current typical initial contract term is three years with an automatic renewal provision, and our annual unit attrition rate, at June 30, 2016, was 8%, implying an average rental period of more than 11 years, in part, because we provide highly reliable and efficient services. We believe our scale, product breadth and reliability, and customer service are key differentiators in a highly fragmented industry primarily composed of smaller providers.

  Significant Experience Identifying and Integrating Acquisitions

        Identifying and executing value-enhancing acquisitions is core to our growth strategy. Under our Seven Seas Water platform, we have acquired four operating desalination facilities, which had an aggregate capacity of 7.1 million GPD at the time of acquisition. Quench has also completed eleven acquisitions since 2008, three of which occurred after our acquisition of Quench in June 2014, significantly expanding our installed base. We routinely evaluate opportunities for acquisitions and believe our experience and success in identifying, executing, integrating and operating acquisitions enable us to deploy capital effectively, create shareholder value and increase our market share.

  Strong Financial Performance

        We have demonstrated sustained revenue growth with attractive margins under long-term customer relationships.

        Our revenues grew at a CAGR of 40.5% from 2010 to 2015. We believe we can continue our revenue growth by acquiring customers, expanding our relationships with our customers, expanding into new geographies and complementary services, and selectively acquiring related water services businesses.

        Our net loss for the years ended December 31, 2013, 2014 and 2015 was $1.2 million, $2.1 million and $41.8 million, respectively. For the years ended December 31, 2013, 2014 and 2015, our Adjusted EBITDA was $7.6 million, $18.8 million and $27.3 million, respectively. See "—Summary Consolidated Financial and Other Data—Reconciliation of Non-GAAP Financial Data" for a reconciliation of our GAAP net loss to Adjusted EBITDA. We credit the achievement of our Adjusted EBITDA margins (Adjusted EBITDA as a percentage of revenue) to our strong customer value proposition and our operating efficiency. We believe we have significant opportunities to continue to improve our margins as we further increase our scale and operating leverage.

Our Strategy

  Continue to be an Industry Leader in Quality, Service and Efficiency

        We will continue to focus on servicing our customers and responding to changing customer needs and emergency situations in the water industry. Our WAAS business model helps us to control reliability and quality and ensure compliance with health standards and customer specifications. Our Seven Seas Water desalination plants operate safely and efficiently with an average uptime of approximately 97% since 2013, providing an uninterrupted supply of water for our customers. Our

Quench platform benefits from significant economies of scale that are expected to continue as the business grows.

  Drive Sustainable and Profitable Growth

        We are focused on long-term, sustainable equity returns and intend to continue to deploy capital in attractive return opportunities. Across both our Seven Seas Water and our Quench platforms, we have recurring revenue that is derived from predictable and contractually-obligated payments. In addition, our Seven Seas Water margins often benefit from contractual inflation-protection and cost pass-through provisions.

        We believe our differentiated WAAS business model results in attractive unit economics and, as a result, we expect our growth will further enhance operating leverage and drive margin expansion for both the Seven Seas Water and Quench platforms. The following charts provide illustrative examples of cash flow profiles for a desalination plant and a POU system.

        These examples are intended to illustrate the base economics underlying our business model. While representative of our experience and historical results, these examples do not provide historical financial information about any particular desalination plant or POU system. Accordingly, you should not place undue reliance on these illustrative examples, as the actual cash flow profiles for any particular desalination plant or POU system will likely vary from the illustrative examples.

        For our Seven Seas Water platform, the illustrative cash flow profile for a desalination plant was modeled using a combination of historical experience and results and management's estimates of the relationships among capital expenditures, plant revenues, plant unit cash flows (as defined below), and 15-year contracted term for a plant that is built, owned and operated by us. We believe these relationships are representative of our current portfolio of plants that have been built, owned and operated by us. Actual relationships between the plant investment, plant revenue and plant unit cash flow (as defined below) for new desalination plants that we build, own and operate could differ significantly from our illustrative example below due to many factors, including, but not limited to, the size of the plant, specific customer requirements, the technical complexity of the treatment application, the cost of civil works, the term of the contract and rates of inflation (See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Operating Results—Key Factors

Affecting Our Performance and Comparability of Results"). The illustrative cash flow profile for such a desalination plant for our Seven Seas Water platform is shown below:

(1)
Initial plant investment is defined as the initial cash outflow related to plant capital expenditures and/or long-term contract costs. Actual initial plant investments could vary.

(2)
Plant unit cash flow after initial plant investment (year 0) is net income before depreciation and amortization; interest expense, net; income tax expense (benefit); and intercompany allocations including management fees, labor charges for engineering services, and procurement-related charges.

(3)
The illustrative model assumes an annual increase for inflation of 2% to both revenues and operating expenditures.

(4)
The cash flow profile for an illustrative plant is based on a plant that is built, owned and operated by us. The cash flow profile for an acquired plant may differ.

        For our Quench platform, the illustrative example was modeled using the historical average unit results of a POU rental and a rental period of 11 years, which is the implied average rental period resulting from our annual unit attrition rate of 8% as of March 31, 2016. Actual average unit results of a POU rental could differ from our illustrative example below due to many factors, including, but not limited to, changes in average unit price charged to customers, changes in the average unit investment cost, changes in the average unit cost to service and maintain units and changes in the unit attrition rates (see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and

Operating Results—Key Factors Affecting Our Performance and Comparability of Results"). The illustrative cash flow profile for a single POU system unit for our Quench platform is shown below:

(1)
Initial POU investment is the initial cash outflow related to POU unit capital expenditures, POU installation costs, sales commissions and lead generation costs.

(2)
POU unit cash flow after initial POU investment (year 0) is defined as net income before depreciation and amortization; interest expense, net; income tax expense (benefit); loss on disposal of assets; and general overhead expenditures.

(3)
The POU rental contract term is typically three years and includes an automatic renewal provision. The illustrative example assumes an implied average rental period of more than 11 years based on an annual unit attrition rate of 8%.

(4)
The illustrative example assumes: (i) higher POU unit cash flow in year 1 due to lower field service costs and (ii) lower POU unit cash flow in year 8 due to additional POU unit capital expenditure and related POU installation costs for the replacement of the POU unit upon reaching its estimated useful life of 7 years. The actual timing of a replacement may differ.

  Develop New Business Opportunities and Add New Customers for Growth

        We intend to continue to develop new business opportunities and add new customers supported by our experienced sales and marketing teams. Our Seven Seas Water platform has a dedicated business development team focusing on new project development opportunities globally. We strategically focus on providing municipal drinking water, wastewater recovery and industrial process water systems in the Middle East, Latin America (Mexico, Chile, Peru, Colombia), India, and new territories in the Caribbean. We also intend to expand our Seven Seas Water platform to U.S. areas, such as Texas, that are characterized by both a high concentration of process industry and water scarcity.

        Quench has an experienced and growing team of sales and marketing professionals responsible for new customer acquisition and expansion of existing customer relationships. Our sales representatives leverage our innovative, internet-focused marketing and lead generation platform to add new customers. We also have dedicated sales teams targeting certain industries, such as government, education and medical, as well as large enterprise opportunities.

  Drive Growth through Increased Sales to Current Customers

        Both our Seven Seas Water and Quench platforms are well positioned to realize growth through incremental sales to current customers due to our longstanding relationships developed as a result of our reliable operating performance, competitive pricing and highly-rated customer service.

        Our Seven Seas Water platform has a track record of increasing sales to current customers.

        Seven Seas Water maintains a fleet of containerized and modular plants for rapid deployment and commissioning. This gives us a competitive advantage when responding to short-term water emergencies. Once these emergency systems are operating, we have the opportunity to demonstrate the high reliability our water plants have achieved elsewhere. We have had significant success converting these short-term customer relationships into much longer (10 to 20 years) contractual agreements. For example, Curaçao Refinery Utilities B.V., or CRU, a utility operator in Curaçao, requested that Seven Seas Water provide emergency service with a plant of 500,000 GPD of design capacity in 2009 as part of a plan to provide 1.5 million GPD of design capacity in the shortest timeframe possible to supplement production shortfalls at a water plant owned and operated by CRU. CRU subsequently requested an additional 1.0 million GPD of emergency capacity. More recently, CRU asked us to, and we agreed to, assume operation of their own 2.5 million GPD SWRO production facilities due to our higher service levels.

        Within our Quench platform, our existing customers continue to provide significant opportunities for us to offer additional products and services. Many of our customers add water coolers or upgrade them during their relationship with us, and many also opt to rent equipment from our newer product lines enabled by POU water filtration, such as ice machines, sparkling water coolers and coffee brewers.

  Continued Development of New Product Offerings to Open New Market Opportunities

        We intend to pursue new market opportunities and customers with our Seven Seas Water platform by leveraging our emergency response capabilities and specialized water supply systems for large-scale industrial operations such as mining, power generation and high water consumption manufacturing activities. We invest in containerized and modular water plants to enable us to provide rapid water supply solutions for customers who require water desalination solutions quickly, including in emergency situations. We are also actively examining and pursuing governmental, municipal, industrial and hospitality wastewater recovery opportunities as well as opportunities to treat produced water, which is generated through oil and gas exploration.

        In our Quench business, we intend to continue working with our suppliers and leveraging our market knowledge, to refine our water cooler product offerings and our other related water-enabled products, such as ice machines, sparkling water systems and coffee brewers.

  Selectively Pursue Acquisitions

        Acquisitions have historically been a major growth driver for us, and we expect to continue to pursue acquisitions in the future.

        We intend to continue to selectively purchase, upgrade, expand and operate existing water treatment and desalination facilities in new and current markets under our Seven Seas Water platform. Our strategy includes proactive deal sourcing where we identify and pursue the acquisition of assets or businesses from companies which own and operate a single desalination facility. We can often operate these facilities more efficiently and reliably than current operators by leveraging our engineering and operating expertise.

        We believe the highly fragmented nature of the POU filtered water market will allow Quench to continue to identify and acquire POU companies to increase penetration of our current markets, broaden our product offerings and expand geographically.

        In September 2016, we entered into a purchase and sale agreement to acquire all of the outstanding shares of ADB and all of the rights and obligations under a design and construction contract for a desalination plant and related infrastructure located in Peru with a design capacity of 2.7 million GPD, which was completed in 2010. ADB operates and maintains the desalination plant and related infrastructure constructed under the design and construction agreement to produce water for a contracted fee on a take-or-pay basis for a phosphate mining company pursuant to an operating and maintenance agreement, which expires in 2037. The rights to the design and construction contract include monthly installment payments for the construction of the desalination plant and related infrastructure, which continues until 2024. These payments are accounted for as a long term note receivable. Under the terms of the purchase and sale agreement, the aggregate purchase price is estimated to be approximately $45 million, subject to adjustments. The closing of the transaction, which is expected to occur during the fourth quarter of 2016, is subject to, among other requirements, our consummation of an initial public offering or the securing of debt financing to finance the transaction.

Seven Seas Water

        Our Seven Seas Water business offers WAAS solutions by providing outsourced desalination and wastewater treatment services for governmental, municipal, industrial and hospitality customers. Our solutions utilize seawater reverse osmosis, or SWRO, and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. We assume responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, we typically enter into long-term agreements to sell to our customers agreed-upon quantities of water that meet specified quality standards for a contracted period, for which we are paid based on actual or minimum required unit consumption. We typically enter into contracts with a term of 10 to 20 years, except in situations in which emergency water is needed or we assume an existing contract from an existing operator. With this approach, our customers benefit from a highly reliable, long-term clean water supply with predictable pricing, low customer capital investment and outsourced management of operations and maintenance.

        We offer customized solutions, often implemented using containerized or modular equipment, that allows us to quickly commission, expand, curtail or move production capacity. We design, procure and engineer systems to meet the customer's specific requirements with regard to source water conditions and specific water quality and quantity needs. Once a plant commences operations, customer water demand typically increases over time, often leading to plant expansion and contract extension opportunities. We also offer quick deployment solutions to address emergency water shortages, such as those caused by natural disasters or failure and/or overburdening of existing water production infrastructure, and water reuse solutions for industrial users seeking to reuse and/or minimize wastewater.

        We are a leading provider of water to the Caribbean market, where we are currently the primary supplier to the USVI, St. Maarten and the BVI. We also maintain significant plant operations in Trinidad and Curaçao. We currently own and operate nine water treatment facilities in the Caribbean region producing over 7 billion gallons of purified water per year under long-term contracts.

        On June 11, 2015, through our acquisition of the capital stock of Biwater (BVI) Holdings Limited, we began operating a SWRO desalination plant in Paraquita Bay on Tortola, BVI, with 2.8 million GPD of installed capacity. The Paraquita Bay plant provides water to the BVI government pursuant to a 16-year contract, of which approximately 15 years remain. This acquisition further enhances our presence in the Caribbean.

        We expect to grow our Seven Seas Water business by expanding existing operations as customer demand increases and by selectively entering underserved markets through both new project development and acquisitions. We believe that there are a large number of medium-scale desalination plants (which we define as plants with approximately 3 million GPD to 13 million GPD of output capacity) in operation globally that could benefit from our ownership and operating expertise. Leveraging our strength in the Caribbean market and our reputation for reliability, quality and operating efficiency, we are pursuing new opportunities in North America, Latin America, India and the Middle East.

Build, Own and Operate

        Providing WAAS solutions to our customers is central to our operating model. We own, operate and maintain the desalination plants and sell water to our customers pursuant to long-term contracts. We either design, build and operate our desalination plants or acquire, refurbish and expand existing desalination plants. We assume responsibility for operating and maintaining the plants, including procuring all required equipment and arranging for related civil works. We typically design our desalination plants to exceed contractually required production capacity to ensure reliability, enable expansion to meet increased demand and to have more predictable lifecycle costs. In building our plants, we often use containerized units and modular skids with preconstructed components of the plant, which enables us to commission a plant and commence production more quickly. We also use standardized designs and equipment which help us operate and maintain our plants more efficiently and cost-effectively and simplify spare parts management.

        Under our WAAS business model, we manage the entire lifecycle of a desalination plant on an outsourced basis for our customers. Typically, a customer commits to purchase water at a fixed price per gallon, subject to adjustment based on a specified index, that meets agreed upon quality standards. Certain of our contracts require customers to purchase a minimum volume of water on a take-or-pay basis, while some do not have minimum purchase requirements. In some cases, we satisfy a customer's water requirements by utilizing our plants as its exclusive water producer. Our water purchase agreements typically provide for initial terms of up to 20 years. Customers may ask us to increase the capacity of our plants or to build additional plants to satisfy increased demand for the reliable, high quality water we produce. In connection with expanding capacity, we typically extend the term of the initial contract and reduce the unit cost that the customer pays. We monitor our plants, both remotely and on site. Our facilities are maintained as needed by Seven Seas Water employees.

        Generally, we have the right to decommission and remove our desalination plants upon the expiration or termination of the term of the water supply agreement. Our plants are generally built on property leased from the customer or its related parties pursuant to leases with terms that typically extend longer than the water purchase agreement, so that we may decommission and remove the plant. Certain of our water purchase agreements, however, provide for the transfer of the plant to our customer either at the end of the term of the agreement, upon the termination of the agreement or upon exercise of contractual buyout rights. The purchase prices payable upon exercise of the buyout rights are specified in the agreement and may be either fixed or based on factors set forth in the agreement.

Our Desalination Plants

        We currently operate nine water treatment facilities in the Caribbean. Six exclusively provide water to the local government or government-owned utility companies and three serve private customers.

Location	Customer	Contract Expiration Date	Design Capacity Million GPD
Trinidad: Point Fortin	WASA	2030	6.7
United States Virgin Islands:
St. Croix	VIWAPA	2033	3.7
St. Thomas	VIWAPA	2033	3.3
St. Croix	Hovensa L.L.C.	2021	0.7
Curaçao	Curaçao Refinery Utilities B.V.	2019	4.9
St. Maarten	N.V. GEBE	2021	5.8
Bahamas	Clearview Enterprises Limited	2019	1.0
Turks and Caicos	Retail water sales	N/A	0.5
BVI: Paraquita Bay	The Government of the Virgin Islands	2030	2.8

  Trinidad

        We built and own and operate a desalination plant currently with a design capacity of 6.7 million GPD located at Point Fortin, Trinidad. Under the terms of the water sale agreement with the Water & Sewerage Authority of Trinidad and Tobago, which we refer to as the Trinidad Water Sale Agreement, we are required to provide a minimum supply of water each month equal to a certain percentage of the design capacity of the plant, and Water & Sewerage Authority of Trinidad and Tobago, or WASA, is required to purchase all of the water we produce each month up to a certain percentage of the design capacity of the plant. If production levels fall below agreed upon contractual minimums, then the water payment owed by WASA to us is reduced. On September 3, 2015, we entered into a fourth amendment to expand the existing desalination plant capacity by approximately 21% and extend the initial term of agreement, which was set to expire in 2026, by 50 months. This expansion was completed in July 2016 and added 1.2 million GPD of capacity to the plant.

        The Trinidad Water Sale Agreement may be terminated upon default. If WASA terminates the Agreement early or is in default, a penalty will be imposed that is based on estimated future production of the plant. Upon termination, we have 120 days to remove our equipment from the site.

        Under the Trinidad Water Sale Agreement, WASA is obligated to provide the electricity needed to operate our plant at no charge to us. We are not responsible for loss of production arising from a disruption to our electrical supply or a change in the quality or quantity of feedwater.

        We sublease the site where the Point Fortin plant is located from WASA, who leases the site from Petrotrin, a state-owned oil company. The initial term of the lease expires in October 2022, and we have an option to renew for an additional five years.

  United States Virgin Islands

        We built and currently own and operate three desalination plants in the United States Virgin Islands with an aggregate design capacity of 7.7 million GPD.

        We sell the water produced at our Richmond Generation Plant on St. Croix and our Randolph Harley Generation Plant on St. Thomas on an as-demanded basis to the Water & Power Authority of United States Virgin Islands, or VIWAPA, pursuant to the USVI Water Purchase Agreements, the current terms of which expire in 2033. Although the USVI Water Purchase Agreements do not specify a minimum consumption level, they stipulate that Seven Seas Water will be VIWAPA's exclusive supplier. The current design capacity of our Richmond Generation Plant and the Randolph Harley Generation Plant are 3.7 million GPD and 3.3 million GPD, respectively. Under the USVI Water

Purchase Agreements, VIWAPA is obligated to provide the electricity needed to operate our plants at no charge to us, provided that our electrical consumption per thousand gallons of water produced does not exceed certain thresholds. If our electrical consumption does exceed such thresholds, we are required to reimburse VIWAPA at VIWAPA's then current electricity production cost, subject to adjustment for feedwater quality. We lease the sites where these plants are located from VIWAPA. The leases terminate 180 days after the contract expiration dates to enable us to remove our equipment.

        In addition, we built and currently own and operate a desalination plant with the design capacity of 700,000 GPD on St. Croix. We sell the water produced at this plant on a take-or-pay basis to Hovensa L.L.C. to support Hovensa's petroleum refinery pursuant to a water sales agreement. Pursuant to an amendment in July 2016, the term of the agreement with Hovensa was extended to December 2021. In connection with its proposed sale of its assets, Hovensa L.L.C. filed for bankruptcy protection on September 15, 2015. In January 2016, the Hovensa facility assets were acquired by a third party as part of the Hovensa bankruptcy case.

  Curaçao

        We own and operate a desalination facility in Curaçao with an aggregate design capacity of 4.9 million GPD. We sell the industrial quality water produced at this facility on a take-or-pay basis to Curaçao Refinery Utilities Company B.V., a government owned utility that provides utility services to a refinery it has leased to Petróleos de Venezuela S.A., or PdVSA, a state-owned oil company of Venezuela. The current term of this water sales agreement expires in 2019, but will extend to 2022 if our customer extends the lease of the refinery to PdVSA. Under this water sales agreement, our customer is obligated to provide the electricity needed to operate our plant at no charge to us. We lease the site where this facility is located.

  St. Maarten

        We own and operate three desalination plants with an aggregate design capacity of 5.8 million GPD in St. Maarten. We built two of these plants and acquired and refurbished the third. We sell the water produced at these plants on a take-or-pay basis to the Government of St. Maarten pursuant to the St. Maarten Water Purchase Agreements, the current terms of which expire in 2021. Under the St. Maarten Water Purchase Agreements, we are obligated to pay for the electricity needed to operate our plant at fixed rate. We lease the sites where these plants are located. The St. Maarten Water Purchase Agreements require us to transfer ownership of the plants to the government under certain circumstances.

  British Virgin Islands

        In June 2015, we purchased the capital stock of Biwater Holdings, a subsidiary of which operates a desalination plant with the design capacity of 2.8 million GPD located on Tortola, BVI. We sell the water produced at this plant on a take-or-pay basis to the Government of the BVI pursuant to a water purchase agreement, the current term of which expires in 2030. Under this water purchase agreement, our customer is obligated to provide the electricity needed to operate our plant at no charge to us. We lease the site where this plant is located. We are required to transfer ownership of the plant to the government of the BVI upon the expiration of the water purchase agreement and upon the termination of the agreement under certain other circumstances. See "Risk Factors—Risks Related to Our Business—The government of the BVI has sent us notice that it believes that our acquisition of the capital stock of Biwater (BVI) Holdings Limited required its written consent and that the failure to obtain such consent constitutes a breach of the water purchase agreement between the government of the BVI and Seven Seas Water (BVI) Ltd."

  Other Plants

        We own and operate a desalination plant with the design capacity of 1.0 million GPD on the Island of Great Exuma, The Bahamas. We acquired the facility in 2009 and refurbished it in 2013. We sell the water produced at this plant on a take-or-pay basis to Sandals Group. We also operate and maintain a wastewater treatment plant owned by Sandals Group at the same location. The current term of these agreements expire in 2019. We lease the site where the desalination plant is located from our customer.

        We own and operate two desalination plants with the design capacity of an aggregate of 500,000 GPD on Providenciales, Turks and Caicos Islands. We built one of these plants and acquired and refurbished the other. We sell the water produced at these plants to local customers and own the sites where these plants are located.

        We own and operate a desalination plant with the design capacity of 50,000 GPD in Chile, which began operating in September 2015. We sell the water produced by this plant to one customer.

Technology

        Reverse Osmosis Desalination Process

        The conversion of saltwater to potable or industrial quality water is called desalination. We use a process known as reverse osmosis in our desalination plants. Reverse osmosis is the most widespread desalination technology, used in more than 11,000 desalination plants worldwide, representing more than 60% of installed capacity. Reverse osmosis is a separation process in which the water from a pressurized saline solution is separated from the dissolved material by passing it through a semi-permeable membrane. An energy source is needed to pressurize the saline water (or feedwater) for pretreatment, which consists of fine filtration and the addition of precipitation inhibitors. Pretreatment removes suspended solids, prevents salt precipitation and keeps the membranes free of microorganisms. Next, a high-pressure pump enables the water to pass through the membrane, while salts are rejected. The feedwater is pumped into a closed vessel where it is pressurized against the membrane. As a portion of the feedwater passes through the membrane, the remaining feedwater increases in salt content. This remaining feedwater (called brine) is discharged without passing through the membrane. As the brine leaves the pressure vessel, its energy is captured by an energy recovery device which can be used to pressurize incoming feedwater. The final step is post-treatment, which consists of stabilizing the water, removing hydrogen sulfide and adjusting the pH and chlorination to prepare it for distribution.

        We believe that this technology is the most effective and efficient conversion process for our market. However, we are always seeking ways to maximize efficiencies in our processes and to investigate new more efficient processes to convert seawater to potable or industrial quality water. We design our plants to use equipment that is among the most energy efficient available at the time, and we monitor and maintain our equipment in an effort to operate efficiently.

Customers

        The customers of Seven Seas Water platform generally fall into three categories: (i) municipal customers or government-owned utility companies, (ii) industrial, power, refining, mining and/or other manufacturing companies which require a reliable source of industrial quality water for their operations, or (iii) resorts and/or private entities. These customers may (i) contract with us through our Seven Seas Water platform to either build and operate plants, (ii) become our customers after their initial plant operator seeks to sell their interest in a plant or (iii) after such customer replaces an operator with Seven Seas Water.

        Our important target market opportunities include municipal customers or government-owned utility companies that wish to contract to have a plant constructed to increase water production for residential or industrial purposes or seek our experience in operating an existing plant. Under these arrangements the municipal customers or government-owned utility company is typically responsible for distributing water, providing power and a minimum purchase guarantee.

        Another target market is industrial customers that require clean water for an industrial purpose. Historically, prospective industrial customers generated their own water but increasingly more industrial users have outsourced the production of water to focus on their core competencies.

Business Development

        Our Seven Seas Water platform focuses on opportunities to own and operate desalination plants designed to produce 3 million GPD to 13 million GPD of water for governmental, municipal, industrial and hospitality customers, a relatively underserved sub-segment of the desalination market with limited comparable solutions or competitors. We pursue these opportunities by participating in request for proposal processes, developing plans for plants in underserved areas, acquiring existing plants and providing emergency water services. Geographically, we continue to pursue opportunities to expand in the Caribbean region, while seeking opportunities in North America, Latin America, India and the Middle East.

        Our business development function is organized into teams dedicated to pursuing opportunities in specific target markets. Company personnel dedicated to North American, the Caribbean and the Middle Eastern markets operate primarily from our Tampa, Florida offices. Our Latin American team operates from Santiago, Chile, where we have maintained personnel and an office since 2011 that has been focused on developing business opportunities for the Seven Seas Water business in Latin America. We also perform certain project support services in Saudi Arabia.

        As part of our expansion strategy, we may acquire additional desalination plants. Potential acquisition candidates include individual plants and businesses that operate multiple plants. We frequently evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There can be no assurance that any of our discussions or negotiations will result in an acquisition. Further, if we make any acquisitions, there can be no assurance that we will be able to operate any acquired plants or businesses profitably or otherwise successfully implement our expansion strategy.

        We also pursue opportunities to increase the amount of water we supply to existing customers. Historically, as we have provided customers with a reliable, cost-effective clean water supply, our customers experience an increase in demand from the ultimate end users, leading to opportunities for us to expand existing plants and develop new plants. These opportunities also often enable us to extend the terms of our existing water supply agreements and to reduce the unit cost to the customer.

        We also actively identify new markets that need, or could benefit from, a reliable and cost-effective supply of clean water. Once we have identified a region that would benefit from our WAAS offerings, we work with local partners to identify possible customers with whom we can enter into long-term supply agreements. In certain situations, this involves responding to requests for proposals from municipal or private sector customers. In other situations, we directly solicit potential customers to pursue a negotiated arrangement.

        We also pursue opportunities to deploy our mobile containerized and modular plants to help parties address water emergencies or crises. To address this business opportunity, we maintain a fleet of mobile containerized plants. Our ability to quickly deploy, commission and commence operation of these plants provides us a competitive advantage in these situations. We provide these rapid deploy services pursuant to contracts that typically have terms of three to five years. By assisting customers to address their emergences and crises, we are often well positioned to expand our relationship with the customer into a long-term water supply arrangement.

        Our strategy is to provide water services in areas where the supply of potable water is scarce. We have focused on the Caribbean and adjacent areas as our principal market because these areas have little or no naturally occurring fresh water.

Competition

        Seven Seas Water targets projects for medium-scale plants that it can own and operate that are accompanied by long-term contracts to sell water to customers. We compete primarily on the basis of the unit price at which water is sold to our customers, as well as our ability to build, commission, operate and maintain our plants to provide customers with a reliable long-term water supply. Our pricing depends on many factors, including the length of the water supply agreement term, the volume of water to be supplied, factors relating to the feedwater quality and location of the plant, infrastructure availability, electric power availability and costs (including who is responsible for paying those costs), and our cost of capital, among other factors.

        The competitors in our market generally fall into three categories: engineering, procurement and construction, or EPC, companies; large project developers; and other outsourced service model companies. EPC companies, which contract to build plants that satisfy specific requirements, often do not operate such plants after completion. EPC company contracts also generally satisfy the minimum customer water production requirements at the lowest reasonable capital cost. Large project developers focus on large-scale municipal desalination projects, prefer to take the role as lead developer for a customer sponsor and often do not operate plants after completion. For both of these types of competitors, the customer either assumes the responsibility of operating the plant or engages a third party to do so. We believe that generally none of these competitors focus on building a plant with low operating costs, nor focus on building plants with excess capacity in anticipation of future water needs.

        Seven Seas Water's focus on building and operating plants that can adapt to customers' changing needs has provided it with experience and a long-term approach that is well aligned with our customers' interests. Larger global competitors typically focus on larger plants with a capacity of 25 million GPD or greater, selling equipment or building plants instead of making outsourced service model investments. These companies, among others, currently operate in areas in which we would like to expand our operations. These companies already maintain world-wide operations and have greater financial, managerial and other resources than us. We believe that our low overhead costs, knowledge of local markets and our efficient manner of operating desalination water production equipment will provide us a competitive advantage in many smaller medium-scale applications and projects.

Quench

        Our Quench business offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Our POU systems purify a customer's existing water supply offering a cost-effective, convenient, and environmentally-friendly alternative to traditional bottled water coolers, or BWC. We offer our solutions to a broad mix of industries, including government, education, medical, manufacturing, retail and hospitality, among others, including more than half of the Fortune 500. We install and maintain our filtered water systems in exchange for a monthly rental fee, typically under multi-year contracts that renew automatically. With an installed base of more than 85,000 company-owned systems, we believe that we are one of the largest POU-focused water services companies operating in the United States. We service customers across the United States, with Quench employee service technicians covering more than 250 metropolitan statistical areas, as defined in the 2010 U.S. Census. We generate sales by leveraging our team of field and inside sales representatives, supported by a marketing team with expertise in digital and traditional media. We believe our scale, product breadth and service expertise provide us a competitive advantage. These capabilities also help to create customer loyalty and preserve our market share.

Products

        Our filtered water systems offer customers a cost-effective, convenient and environmentally-friendly alternative to traditional bottled water coolers. Our systems are connected to a customers's existing water supply, which is filtered at the point of use to reduce impurities and other contaminants. Once a Quench system is installed, ongoing service requirements, including routine maintenance, repair and filter changes, are typically covered under a monthly rental agreement.

        We offer our customers filtered water systems with varying capacities to serve low, medium and high usage environments, which are available in floor-standing, countertop, under-counter and under-sink model forms. Our systems offer a variety of water dispensing options, including hot, cold, ambient and sparkling water. These systems are also available with various features, such as hands-free dispensing, anti-microbial surfaces and leak detection. Depending on the customer's purification requirements, Quench systems can employ various technologies such as carbon filtration, reverse osmosis filtration, deionization and ultraviolet sanitization.

        In addition, we offer a line of ice machines and commercial coffee brewers, both of which utilize our water filtration systems. To our coffee brewer customers, we also offer a selection of coffees, teas and other break room supplies. We also provide systems that deliver high-purity water for industrial processes.

        We purchase our filtered water systems from a variety of manufacturers, both in the United States and overseas. We also refurbish equipment that is returned from customer locations for future redeployment. We purchase nearly all of our equipment from three vendors; however, we believe that this equipment could be sourced from alternate vendors if necessary or advantageous.

        We provide our services generally under automatically-renewing rental contracts with initial terms ranging from month-to-month to five years. Our annual unit attrition rate, at June 30, 2016, was 8%, implying an average rental period of more than 11 years. We bear the up-front cost of purchasing and installing systems as well as the ongoing cost of maintaining them in exchange for a recurring fee. In certain circumstances, we sell water filtration systems to customers, which may be accompanied by a maintenance contract. We also service equipment on a time-and-materials basis for certain customers.

Sales and Marketing

        We market our products through a variety of digital and traditional methods. Digital marketing activities include search engine marketing, email marketing, affiliate marketing and display advertising. Traditional marketing activities include telemarketing and trade shows. Marketing messages emphasize the benefits of water filtration versus those of delivered water, which include convenience, reliability of supply, cost savings, wellness and environmental sustainability. In 2015, POU system penetration was 11.1% of the U.S. commercial water cooler market, by revenue, which we believe provides a significant opportunity for additional organic growth.

        We have a team of Quench sales and marketing professionals dedicated to new customer acquisition activities across the United States. Our field sales representatives are focused on increasing penetration in the largest metropolitan markets nationwide. We also have specialized sales teams focused on large enterprises and specific industries to expand our market penetration. We maintain a presence in online advertising and lead generation, supported by an in-house team of digital marketing personnel.

        Our Quench platform is also well-positioned to increase sales to existing customers. In addition to our sales team, our customer care representatives generate revenue by selling additional products to existing customers. Additionally, as we service our equipment, we routinely identify opportunities to reassess our customer's needs and offer additional services and system upgrades. Frequently, Quench customers will add systems during the course of their relationship with Quench.

        We intend to continue to differentiate our offering to customers by adding innovative new water filtration products and related water-enabled products. We also intend to grow the geographic footprint of our high-purity industrial applications business and are considering future international and residential market expansion in our POU business.

Acquisition Activity

        Competition in the POU systems market is highly fragmented. Potential acquisition candidates include local dealers as well as businesses with broader regional or national customer bases. We routinely identify and evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There can be no assurance that any of our discussions or negotiations will result in an acquisition. Further, if we make any acquisitions, there can be no assurance that we will be able to operate or integrate any acquired businesses profitably or otherwise successfully implement our expansion strategy.

Customers

        We target businesses across the United States with an emphasis on companies with 20 or more employees, as well as those operating in several key industries, such as government, education, medical, retail and hospitality. We maintain a highly diversified customer base of approximately 40,000 customers.

Customer Service

        Our service technicians are trained to service our POU systems to ensure a convenient, reliable water supply. In larger metropolitan areas across the United States, we service equipment via local employee service technicians, who perform installations, preventive maintenance and repairs. In areas without local employees, Quench technicians travel to handle installations and preventive maintenance. When necessary, Quench engages third-party contractors for certain types of service calls.

Competition

        We compete directly with other POU filtration, BWC, and office coffee service, or OCS, companies, as well as with retail stores and internet sites where similar products and services may be purchased. Municipal tap water is also a substitute for our POU filtration services. The POU filtration market is highly fragmented, with many small, local service providers. There are also a number of larger national competitors, including DS Services (a subsidiary of Cott Corporation), which offers BWC, OCS and POU services; Nestle, which offers BWC and POU services; Aramark, Compass Water Solutions, Waterlogic International and Pure Health Solutions, Inc. which offer OCS and POU services; and OneSource Water, which is a primary competitor in POU services. Our competitive position is based on our pricing, national service coverage and product quality.

        The POU segment we serve accounts for 11.1% by revenue of the $4.2 billion per year U.S. commercial water cooler market. Though relatively small, the number of POU units has been growing consistently and is projected to continue to grow at the expense of BWCs. We believe POU systems offer an attractive alternative to BWCs primarily due to cost, convenience, health benefits and environmental considerations. In 2015, approximately 29% of all new POU accounts (commercial and residential) in the United States were attributed to BWC conversions.

        We have developed extensive capabilities to serve the needs of our customers, whether they are complicated, multi-location national accounts or small businesses, across the United States. We believe that the quality and reliability of our service, both in the field and in the back office are differentiators within our markets. We currently maintain one call center to manage customer inquiries.

Other Facilities

        On April 20, 2007, we entered into a lease for 18,750 square feet of office space in Tampa, Florida with a lease term that ends on July 30, 2019 with an option to extend the term for a period of five years.

        On August 26, 2010, we entered into a lease, which has been amended several times, for approximately 19,900 square feet of office space in King of Prussia, Pennsylvania with a lease term that ends on September 30, 2018.

        On May 10, 2011, we entered into a lease for 23,600 square feet of office and warehouse space in Norristown, Pennsylvania with a lease term that ends on September 30, 2016 with an option to extend the term of the lease for a period of five years.

        On December 28, 2015, we entered into a lease for 16,600 square feet of office and warehouse space in Braintree, Massachusetts with a lease term that began on March 1, 2016 and ends on February 28, 2021.

        On October 2, 2013, we entered into a lease for approximately 12,250 square feet of office space in Wheeling, Illinois with a lease term that ends on September 30, 2018.

        We are a party to numerous other small office, warehouse, and month-to-month storage unit leases. We believe that our warehouse and office space is sufficient to meet our current needs until the expiration of these leases and we expect to lease additional space as we expand our business.

Insurance

        We maintain insurance policies to cover workers' compensation, automobile liability, director and officer liability, general liability, foreign liability, cyber and privacy risks and property risks through third-party insurance programs. Deductibles for these policies depend upon the type of claim. The current insurance policies expire between March and June of 2017 and we anticipate continuing with similar arrangements at time of expiration. We regularly review our insurance policies and believe we have adequate coverage.

        Our Seven Seas Water facilities in Trinidad, the USVI and Tortola are insured against earthquake, flood and hurricane damage as required by our lenders. Our insurance programs have varying coverage limits, exclusions and maximums, and insurance companies may seek to deny claims we might make. Each policy includes deductibles or self-insured retentions and policy limits for covered claims.

        In our Quench business, we maintain liability insurance covering our facilities and assets, including our company-owned equipment installed in the field, which could fail and cause significant property damage, personal injury and/or loss of life. However, we can make no assurance that the adverse impact of any claim will not materially exceed the amounts that we might recover from our customers, suppliers or insurers. Moreover, significant insurance claims, even if covered, can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. Any of these events could adversely affect our operations.

Employees

        As of June 30, 2016, we had 528 employees. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Legal Proceedings

        From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of any such outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Douglas R. Brown	62	Chief Executive Officer and Chairman of the Board
Anthony Ibarguen	57	President and Director
Lee S. Muller	56	Chief Financial Officer, Treasurer and Secretary
Non-Employee Directors:
Michael J. Bevan	45	Director
Hugh Evans(2)	50	Director
Paul Hanrahan(2)	58	Director
David Lincoln(3)	60	Director
Evan Lovell(1)(2)	47	Director
Cyril Meduña(1)(3)	59	Director
Brian O'Neill(3)	64	Director
Richard Reilly(1)	69	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

        The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

        Douglas R. Brown has served as a member of our board of directors since January 2007. Mr. Brown founded AquaVenture Holdings LLC in December 2006 and has served as Chairman of AquaVenture Holdings LLC since January 2007. Mr. Brown served as chief executive officer of AquaVenture Holdings LLC from January 2007 to October 2012 and from October 2014 to present. Mr. Brown has also served as chief executive officer of Seven Seas Water Corporation from January 2007 to October 2012 and from October 2014 to present. From 2003 to 2005 Mr. Brown served as the chief executive officer of Ionics, Incorporated (NYSE: ION), a water purification technology company that was sold to General Electric in 2005. Together with his prior experience at Ionics, he has 20 years of experience in the water industry. Before joining Ionics, Mr. Brown spent 17 years at Advent International, a global private equity firm, the last 7 years of which he was chief executive officer. He also serves as an Operating Partner and Senior Advisor of Element Partners, a private equity firm. Mr. Brown received a B.S. in Chemical Engineering from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School. We believe Mr. Brown is qualified to serve on our board of directors because of his experience as an executive officer of our company, his extensive business, management and executive experience and his experience as a seasoned investor.

        Anthony Ibarguen has served as a member of our board of directors since June 2014. He has served as president of AquaVenture Holdings LLC since June 2014 and as the chief executive officer of Quench since October 2010. Mr. Ibarguen has served on the board of directors of Insight Enterprises (NASDAQ: NSIT), a Fortune 500 information technology business, since July 2008, and served as its interim president and chief executive officer from September to December 2009. From 2004 to 2008, Mr. Ibarguen was the chief executive officer of Alliance Consulting Group, a privately-held information technology consulting firm. From October 2003 through December 2007, Mr. Ibarguen served on the board of directors of C-COR Inc., a publicly-held global on-demand network solutions provider to the cable industry (NASDAQ: ARRS). From 1996 to 2000, Mr. Ibarguen was president chief operating officer and a director of Tech Data Corp., a Fortune 500 global technology distribution company (NASDAQ: TECD). He holds a B.A. in Marketing from Boston College and an M.B.A. from Harvard Business School. We believe Mr. Ibarguen is qualified to serve on our board of directors because of his experience as an executive officer of our company and Quench, his extensive business, management and executive experience, and his experience as a seasoned investor.

        Lee S. Muller has served as our senior vice president and chief financial officer since October 2014. Mr. Muller has been senior vice president and chief financial officer at Seven Seas Water Corporation since December 2013. From October 2005 to December 2012, Mr. Muller served as executive vice president and chief financial officer of ContourGlobal, a developer and operator of electric power and district heating businesses. He was a core member of the management team and was responsible for commercial and investment banking, multilateral and rating agency relationships. Mr. Muller holds a B.S. in Accounting and Finance from Boston University and an M.B.A. from the University of Chicago.

Non-Employee Directors

        Michael J. Bevan has served as a member of our board of directors since January 2007. Mr. Bevan is a co-founder and managing director at Element Partners, where he has served since 2005 and where his primary areas of investment focus include water purification, wastewater remediation, advanced materials, flow controls, advanced manufacturing, sensing technologies and instrumentation and emissions control and abatement. Mr. Bevan currently serves as a member of the board of directors of numerous private companies. Mr. Bevan holds a B.A. in English from Denison University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Bevan is qualified to serve on our board of directors because of his experience as a seasoned investor.

        Hugh Evans has served as a member of our board of directors since December 2013. Mr. Evans has led the merger and acquisition and venture capital investments arm for 3D Systems, a leading 3D printing company since March 2013. Prior to 3D Systems, Mr. Evans served as an analyst and portfolio manager at T. Rowe Price Associates for more than 20 years. He holds a B.A. from the University of Virginia and an M.B.A. from Stanford University. We believe Mr. Evans is qualified to serve on our board of directors because of his executive and investment experience.

        Paul Hanrahan has served as a member of our board of directors since January 2012. Mr. Hanrahan is chief executive officer and co-founder of American Capital Energy & Infrastructure, a private equity firm that invests in energy infrastructure assets, and has served in this capacity since September 2012. Prior to establishing American Capital Energy & Infrastructure, Mr. Hanrahan served as the chief executive officer and president of The AES Corporation (NYSE: AES), one of the largest global energy infrastructure companies in the world. Mr. Hanrahan serves on the board of Arch Coal (NYSE: ACI) and Ingredion (NYSE: INGR). He has also served on the boards of other major publicly listed utilities in Latin America and was twice appointed by the White House to serve on the US-India CEO Forum. Mr. Hanrahan holds a B.S. in Mechanical Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School. We believe Mr. Hanrahan is qualified to serve on our board of directors because of his executive experience.

        David Lincoln has served as a member of our board of directors since September 2016. Mr. Lincoln is a co-founder and has served as managing partner at Element Partners, a sustainability and industrial technology investment firm, since 2004. Mr. Lincoln's areas of investment focus include renewable and alternative energy technologies, industrial internet and software, energy storage, advanced materials, traditional oil & gas and oilfield services. Mr. Lincoln currently serves as a member of the board of directors of numerous private companies and most recently chaired the Growth Equity

Committee of the National Venture Capital Association. Mr. Lincoln holds a B.A. with honors from Colgate University and an M.S. from the University of Pennsylvania. We believe Mr. Lincoln is qualified to serve on our board of directors because of his experience as a seasoned investor and business advisor.

        Evan Lovell has served as a member of our board of directors from January 2007 to December 2007 and from December 2008 to present. Since 2012, Mr. Lovell has been responsible for managing the portfolio and investments of Virgin Group Holdings Limited and its affiliates (collectively, the "Virgin Group") in North America and has been a partner in the Virgin Group. From 2008 to 2012, Mr. Lovell was the founding partner of Virgin Green Fund, a private equity fund investing in the energy and resource sector. Mr. Lovell is a member of the board of directors of Virgin America Inc. (NASDAQ:VA) since April 2013. From 1998 to 2008, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of a number of TPG portfolio companies. Mr. Lovell holds a B.A. in Political Science from the University of Vermont. We believe Mr. Lovell is qualified to serve on our board of directors because of his experience as a seasoned investor.

        Cyril Meduña has served as a member of our board of directors since January 2013. In 1989, Mr. Meduña founded Advent-Morro Equity Partners, Puerto Rico's first and largest private equity and venture capital firm and manages three private equity funds with combined capital of $120 million. Since 2008, Mr. Meduña has served as Honorary Consul of Chile in Puerto Rico and the USVI. He obtained a B.S. in Mechanical Engineering from Rensselear Polytechnic Institute and an M.B.A. from George Washington University. We believe Mr. Meduña is qualified to serve on our board of directors because of his experience as a seasoned investor and experience with multiple operating companies in the Caribbean and Latin America.

        Brian O'Neill has served as a member of our board of directors since May 2013. Mr. O'Neill has served as vice chairman of Lazard International since 2009 and as a director of M.B.A. Lazard, a leading financial asset-management business. He has served as director and as chair of the audit committee of Emigrant Bank since September 2009 and as a supervisory board member of Erste Group Bank AG since May 2007. Mr. O'Neill holds a B.A. from the University of San Diego and a Master's Degree from the American Graduate School of International Management. He also completed the Executive Program at the Tuck School of Business at Dartmouth College. We believe Mr. O'Neill is qualified to serve on our board of directors because of his executive banking and international business experience.

        Richard Reilly has served on our board of directors since October 2014. For 28 years prior to his retirement in 2009, Mr. Reilly served as a senior audit partner at KPMG LLP. Since July 2010, Mr. Reilly has served on the board of directors and as chair of the audit committee of Aspen Aerogels, Inc. (NYSE: ASPN), a leader in the energy insulation market. Mr. Reilly also serves as a member of the board of trustees and as chair of the audit committee of Perkins School for the Blind and as a member of the finance and audit committee for the Clergy Health and Retirement Trust Funds of the Archdiocese of Boston. From November 2012 to December 2013, Mr. Reilly served as a consultant to a Fortune 500 company related to finance, controls and governance issues at its subsidiary in India. Mr. Reilly holds a B.S. in Business Administration from Northeastern University and is a Certified Public Accountant. We believe Mr. Reilly is qualified to serve on our board of directors because of his experience in business, accounting and finance.

        Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, and other executive and senior financial officers. A copy of the code is posted on the Corporate Governance section of our website, which is located at http://investors.aquaventure.com/corporate-governance. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Board of Directors

        Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our memorandum and articles of association. Our board of directors consists of ten directors, eight of whom qualify as "independent" under New York Stock Exchange listing standards.

        In accordance with our memorandum and articles of association, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be Messrs. Bevan, Brown, Lincoln and O'Neill, and their terms will expire at the annual meeting of shareholders to be held in 2017;

  •
  the Class II directors will be Messrs. Hanrahan, Ibarguen and Meduña, and their terms will expire at the annual meeting of shareholders to be held in 2018; and

  •
  the Class III directors will be Messrs. Evans, Lovell and Reilly, and their terms will expire at the annual meeting of shareholders to be held in 2019.

        Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Board Leadership Structure and Role of the Board in Risk Oversight

        Mr. Brown serves as our chief executive officer and as chairman of the board. The board of directors believes that having our chief executive officer as chairman of the board facilitates the board of directors' decision-making process because Mr. Brown has first-hand knowledge of our operations and the major issues facing us. This also enables Mr. Brown to act as the key link between the board of directors and other members of management. To assure effective independent oversight, the board of directors may appoint a lead independent director, who would serve as chairman of the executive sessions of the independent directors and assist the board in assuring effective corporate governance. Executive sessions of the independent directors are held following each regularly scheduled in-person meeting of the board of directors.

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a material adverse effect on us.

Director Independence

        Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Bevan, Evans, Hanrahan, Lincoln, Lovell, Meduña, O'Neill and Reilly do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

  Audit Committee

        Our audit committee consists of Messrs. Lovell, Meduña and Reilly, with Mr. Reilly serving as chairman. The composition of our audit committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Reilly is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit committee will, among other things:

  •
  select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  help to ensure the independence and performance of the independent registered public accounting firm;

  •
  discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

  •
  develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  review our policies on risk assessment and risk management;

  •
  review related party transactions;

  •
  obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues; and

  •
  approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

        Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

  Compensation Committee

        Our compensation committee consists of Messrs. Evans, Hanrahan and Lovell, with Mr. Hanrahan serving as chairman. The composition of our compensation committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

  •
  reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

  •
  administers our stock and equity incentive plans;

  •
  reviews, approves and makes recommendations to our board of directors regarding incentive compensation and equity plans; and

  •
  establishes and reviews general policies relating to compensation and benefits of our employees.

        Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Lincoln, Meduña and O'Neill, with Mr. O'Neill serving as chairman. The composition of our nominating and corporate governance committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

  •
  identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

  •
  evaluate the performance of our board of directors and of individual directors;

  •
  consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

  •
  review developments in corporate governance practices;

  •
  evaluate the adequacy of our corporate governance practices and reporting; and

  •
  develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

        The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, and none of the members of our compensation committee has ever been an officer or employee of our company.

Non-Employee Director Compensation

        The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2015. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2015. Mr. Brown, who is also our Chief Executive Officer, and Mr. Ibarguen, who is our President, receive no compensation for their services as a director and, consequently, neither of them is included in this table. The compensation received by each of Messrs. Brown and Ibarguen as our employees during 2015 is set forth in the section of this prospectus captioned "Executive Compensation—Summary Compensation Table."

Name	Fees Earned or Paid in Cash	Stock Awards(1)		Total
Michael J. Bevan	—	—		—
Evan Lovell	—	—		—
Hugh Evans	—	—		—
Paul Hanrahan	$40,000	$12,200	(2)	$52,200
Brian O'Neill	$40,000	$15,650	(3)	$55,650
Cyril Meduña	—	—		—
Richard Reilly	$40,000	$26,600	(4)	$66,600

(1)
The amounts reported in the Stock Awards column represent the grant date fair value of the stock granted to the non-employee directors during 2015, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock reported in the Stock Awards column are set forth in Note 13 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.

(2)
As of December 31, 2015, Mr. Hanrahan held 7,500 unvested MIP shares, 9,373 unvested incentive shares and 13,437 unvested Class B shares, each of which were equity securities of AquaVenture Holdings LLC. After giving effect to the Corporate Reorganization on October 4, 2016 and reflecting the initial public offering price of $18.00 per share, these unvested shares of AquaVenture Holdings LLC (as of December 31, 2015) represent 291 ordinary shares of AquaVenture Holdings Limited.

(3)
As of December 31, 2015, Mr. O'Neill held 5,000 unvested MIP shares, 13,750 unvested incentive shares and 16,875 unvested Class B shares, each of which were equity securities of AquaVenture Holdings LLC. After giving effect to the Corporate Reorganization on October 4, 2016 and reflecting the initial public offering price of $18.00 per share, these unvested shares of AquaVenture Holdings LLC (as of December 31, 2015) represent 427 ordinary shares of AquaVenture Holdings Limited.

(4)
As of December 31, 2015, Mr. Reilly held 27,500 unvested Class B shares, each of which were equity securities of AquaVenture Holdings LLC. After giving effect to the Corporate Reorganization on October 4, 2016 and reflecting the initial public offering price of $18.00 per share, these unvested shares of AquaVenture Holdings LLC (as of December 31, 2015) represent zero ordinary shares of AquaVenture Holdings Limited.

        Pursuant to his engagement letter, Mr. Hanrahan was granted an aggregate of 50,000 incentive shares of AquaVenture Holdings LLC before December 31, 2014 and an aggregate of 15,000 Class B shares of AquaVenture Holdings LLC in February 2015. In addition, Mr. Hanrahan was granted 60,000 MIP shares of AquaVenture Holdings LLC in June 2014.

        Pursuant to his engagement letter, Mr. O'Neill was granted an aggregate of 35,000 incentive shares of AquaVenture Holdings LLC before December 31, 2014 and an aggregate of 20,000 Class B shares of AquaVenture Holdings LLC in February 2015. In addition, Mr. O'Neill was granted 40,000 MIP shares of AquaVenture Holdings LLC in June 2014.

        Pursuant to his engagement letter, Mr. Reilly was granted 35,000 Class B shares of AquaVenture Holdings LLC in February 2015.

        Our policy has been and will continue to be to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        Our board of directors has adopted a non-employee director compensation structure that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors and to align the directors' interests with the long-term interests of our shareholders. After completion of this offering, all non-employee directors shall be paid annual cash compensation as follows:

Annual Retainer
Board of Directors:
All non-employee members	$35,000
Additional retainer for Chairman of the Board	$35,000
Audit Committee:
Chairman	$20,000
Non-Chairman members	$10,000
Compensation Committee:
Chairman	$14,000
Non-Chairman members	$7,000
Nominating and Corporate Governance Committee:
Chairman	$10,000
Non-Chairman members	$5,000

        In addition, on an annual basis, each non-employee director will be eligible to receive a grant of restricted stock units having a fair market value of $125,000, which will vest in full on the one-year anniversary of the grant date.

        In connection with this offering:

  •
  Mr. Evans will receive option grants of 7,560 shares at an exercise price equal to the initial public offering price per share, 25% of which will vest after one year with the remaining 75% vesting in equal quarterly installments over the following three years.

  •
  Mr. Hanrahan will receive option grants of 11,654 shares at an exercise price equal to the initial public offering price per share, which will vest in equal quarterly installments over eight quarters. These option grants are being granted to preserve the incentives lost by the conversion in the Corporate Reorganization of profit interests held by Mr. Hanrahan into zero ordinary shares.

  •
  Mr. O'Neill will receive option grants of 10,209 shares at an exercise price equal to the initial public offering price per share, which will vest in equal quarterly installments over eight quarters. These option grants are being granted to preserve the incentives lost by the conversion in the Corporate Reorganization of profit interests held by Mr. O'Neill into zero ordinary shares.

  •
  Mr. Reilly will receive option grants of 7,560 shares at an exercise price equal to the initial public offering price per share, which will vest in equal quarterly installments over eight quarters. These option grants are being granted to preserve the incentives lost by the conversion in the Corporate Reorganization of profit interests held by Mr. Reilly into zero ordinary shares.

EXECUTIVE COMPENSATION

Overview

        The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

        Historically, our executive compensation program has reflected our growth and corporate goals. To date, the compensation of the executive officers identified in the summary compensation table below, whom we refer to as our named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of equity awards. Our executive officers are also eligible to receive health and welfare benefits.

        As we transition from a private company to a publicly-traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant if and when determined by the compensation committee. As part of this review process, we expect the board of directors and the compensation committee to apply our compensation philosophy when considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

        The compensation provided to our named executive officers for 2015 is detailed in the 2015 Summary Compensation Table and accompanying footnotes and narrative that follows this section. This section explains our executive compensation philosophy and objectives, our compensation-setting process, and the elements of our compensation program.

        Our named executive officers in 2015 were:

  •
  Douglas R. Brown, our Chief Executive Officer;

  •
  Anthony Ibarguen, our President; and

  •
  Lee S. Muller, our Chief Financial Officer, Treasurer and Secretary.

 Summary Compensation Table

        The following table provides information regarding the total compensation for services rendered in all capacities that was earned by the individual who served as our principal executive officer during fiscal years 2015 and 2014, and our two other most highly compensated executive officers during fiscal year 2015. These individuals were our named executive officers for fiscal year 2015.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Douglas R. Brown	2015	$9,000	$500,000	—	—	$21,510	(5)	$530,510
Chief Executive Officer	2014	$8,000	$250,000	$1,842,500	—	$21,668	(5)	$2,122,168
Anthony Ibarguen(4)	2015	$300,000	$200,000	—	—	$17,395	(6)	$517,395
President	2014	$167,632	—	$1,222,500	$144,376	$10,302	(6)	$1,544,810
Lee S. Muller	2015	$275,000	$60,000	—	—	$10,350	(7)	$345,350
Chief Financial Officer,	2014	$266,250	$70,000	$679,800	—	—		$1,016,050
Treasurer and Secretary

(1)
Based on the initial public offering price of $18.00 per share, the actual value of the equity-based compensation awards listed in this column is $0, as the stock awards were converted into zero ordinary shares as a result of the Corporate Reorganization.

(2)
The amounts reported represent the aggregate grant-date fair value of the equity-based compensation awarded to the named executive officers in fiscal year 2014, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the equity awards reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(3)
The amount earned by Mr. Ibarguen in 2014 was paid in accordance with his employment agreement and was based upon 2014 revenue.

(4)
The 2014 amounts represent the amounts paid to Mr. Ibarguen for the period from June 6, 2014, the date of the Quench acquisition, through December 31, 2014.

(5)
The amounts reported represent payments for certain health insurance premiums.

(6)
The amounts reported represent payments for certain health premiums, life insurance premiums and 401(k) matching contributions.

(7)
The amount reported represents 401(k) matching contributions.

Employment Agreements, Severance and Change in Control Agreements

        We have entered into an employment agreement or an offer letter with each of Messrs. Brown, Ibarguen and Muller in connection with his employment with us. Except as noted below, these employment agreements and offer letters provide for "at will" employment.

  Douglas R. Brown

        We entered into an offer letter with Mr. Brown on January 5, 2007, as amended on October 1, 2012. The offer letter provides for his at-will employment and sets forth his initial base salary, initial equity award, and eligibility for our benefit plans. Pursuant to his offer letter, in the event Mr. Brown's employment is terminated by us other than for "cause", Mr. Brown will be entitled to receive salary continuation for the 12-month period following the termination of his employment, and any equity incentive awards he holds will vest as if he had completed an additional 12 months of service. In Mr. Brown's offer letter, "cause" is defined as (i) a willful and material breach of any obligations under the offer letter or other contract with us or our subsidiaries or affiliates, (ii) fraud or dishonesty, (iii) competition with us or our subsidiaries or affiliates in violation of any noncompetition or non-solicitation obligation to us or any of our subsidiaries or affiliates, (iv) unauthorized use of any of our trade secrets or confidential information or those of our subsidiaries or affiliates or any breach of any obligations to us or our subsidiaries or affiliates with respect to trade secrets or confidential information, or (v) Mr. Brown's failure to attend to duties assigned to him that are customary for his position and material to the success of our operations that remains unremedied for 30 days after written notice to Mr. Brown. In addition, Mr. Brown is entitled to a tax "gross-up payment" (as defined in his offer letter) in the event he receives any payments that would be subject to the excise tax imposed by Section 4999 of the Code.

        In addition, Mr. Brown has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Brown's employment and for one year thereafter.

  Anthony Ibarguen

        Quench entered into an employment agreement with Mr. Ibarguen on October 10, 2010, as amended on March 26, 2012. The employment agreement provides for his at-will employment and sets forth his initial base salary, bonus opportunity, initial equity award, and eligibility for the company's benefit plans. Pursuant to his employment agreement, and subject to his execution of a release of claims and continued compliance with the ongoing obligations under his employment agreement, in the event Mr. Ibarguen's employment is terminated by Quench without "cause" or he resigns for "good reason" (as defined in his employment agreement), Mr. Ibarguen will be entitled to receive salary continuation for the 12-month period following the termination of his employment and payment of the premiums for continued health benefits for the 12-month period following the termination of his employment. In Mr. Ibarguen's employment agreement, "cause" is defined as (i) the conviction of a felony involving a crime of fraud, dishonesty, disloyalty, moral turpitude or professional misconduct with respect to us or our business, or the entry of a plea of nolo contendere for such a felony; (ii) the material breach, non-performance or non-observance of any of the terms of his employment agreement or any other agreement with us, or the material breach, non-performance or non-observance of his duties to us or any of our rules governing employee behavior, if such breach, non-performance or non-observance is not cured within a period of thirty days after written notice to Mr. Ibarguen; (iii) the existence of any legal or contractual limitation on Mr. Ibarguen's ability to engage in the business of our company that reasonably could be expected to have a materially adverse effect on Mr. Ibarguen's ability to attract or retain customers or perform services to us if such limitation is not cured within a period of thirty days after written notice to Mr. Ibarguen; (iv) any act or omission by Mr. Ibarguen which constitutes willful or gross misconduct injurious to us or our business, or which interferes with or adversely affects Mr. Ibarguen's performance of, or ability to perform, his duties under his employment agreement; or (v) Mr. Ibarguen's willful failure or refusal to follow or carry out the reasonable and lawful instructions of our board of directors concerning material duties or actions consistent with his position in a timely manner and otherwise in a manner reasonably acceptable to our board and such failure or refusal continues for a period of thirty days after receipt of written notice. In the event Mr. Ibarguen's employment terminates due to his death or "permanent disability" (as defined in his employment agreement), he will be entitled to receive an amount equal to his base salary and any annual bonus that is earned, prorated through the last day of the month during which the termination occurs.

        In addition, Mr. Ibarguen's employment agreement contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Ibarguen's employment and for two years thereafter.

  Lee S. Muller

        Seven Seas Water Corporation entered into an offer letter with Mr. Muller on November 9, 2013, as amended on June 6, 2014. The offer letter provides for his at-will employment and sets forth his initial base salary, bonus opportunity, initial equity award, and eligibility for our benefit plans. Pursuant to his offer letter, in the event Mr. Muller's employment is terminated by us other than for "cause", and subject to his execution of a release of claims, Mr. Muller will be entitled to receive salary continuation for the 12-month period following the termination of his employment and the incentive shares he holds will continue to vest during such 12-month period. In Mr. Muller's offer letter, "cause" is defined as (i) a willful and material breach of any obligations under the offer letter or other contract with us or our subsidiaries or affiliates, (ii) fraud or dishonesty, (iii) competition with us or our subsidiaries or affiliates in violation of any noncompetition or non-solicitation obligation to us or any of our subsidiaries or affiliates, (iv) unauthorized use of any of our trade secrets or confidential information or those of our subsidiaries or affiliates or any breach of any obligations to us or our subsidiaries or affiliates with respect to trade secrets or confidential information, or (v) Mr. Muller's failure to attend to duties assigned to him that are customary for his position and material to the success of our operations that remains unremedied for 30 days after written notice to Mr. Muller.

        In addition, Mr. Muller has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Muller's employment and for one year thereafter.

Outstanding Equity Awards at Fiscal 2015 Year-End

        The following table sets forth information regarding outstanding equity awards held by our named executive officers at the end of fiscal year 2015.

Name	Vesting Commencement Date	Security of AquaVenture Holdings LLC or Quench USA Holdings LLC	Number of Shares or Units of Stock That Have Not Vested	Corresponding Number of Ordinary Shares of AquaVenture Holdings Limited(1)	Market Value of Shares or Units of Stock That Have Not Vested (dollars)(2)
Douglas R. Brown	June 6, 2014	MIP shares(3)	250,000	—	—
	November 14, 2014	Class B Shares(4)	1,125,000	—	—
Anthony Ibarguen	April 16, 2014	Incentive shares(5)	405,103	—	—
	November 14, 2014	Class B Shares(4)	1,125,000	—	—
Lee S. Muller	December 3, 2013	Incentive shares(6)	130,000	4,040	$72,722
	June 6, 2014	MIP shares(3)	37,500	—	—
	November 14, 2014	Class B Shares(4)	540,000	—	—

(1)
Reflects the corresponding number of ordinary shares to be issued in connection with the Corporate Reorganization, based on the initial public offering price of $18.00 per share.

(2)
The market value is based on the initial public offering price of $18.00 per share, and gives effect to the completion of the Corporate Reorganization on October 4, 2016. The market value reflects the value of the unvested securities on an as-converted basis into ordinary shares of AquaVenture Holdings Limited. Any unvested securities listed as having zero market value reflect the result of the conversion of the listed securities into zero ordinary shares because the strike price of the profits interests is above the value of the ordinary shares at the offering.

(3)
These awards have been granted pursuant to the Equity Plan as MIP shares. The MIP shares are intended to qualify as profits interests. These awards vest over two years in eight equal quarterly installments, with the first quarterly installment vesting on June 30, 2014, conditioned upon continued service through each vesting date. In the event of a Sale Event (as defined in the Equity Plan), all unvested MIP shares will vest in full.

(4)
These awards of Class B Shares have been granted pursuant to the Equity Plan and are intended to qualify as profits interests. In the event of a Sale Event, all unvested Class B Shares will vest in full. These awards vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments upon the completion of each additional quarter of service thereafter.

(5)
This is an award of Incentive Shares granted pursuant to the Quench Equity Plan. This award is intended to be a grant of profits interest, with 30% of the award vesting as of the Vesting Commencement Date and 10% of the award vesting on the first day of the next seven calendar quarters, commencing on July 1, 2014. In the event of a Sale Event, all unvested incentive ordinary shares will vest in full.

(6)
This is an award of incentive shares granted pursuant to the Equity Plan. This award vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from December 3, 2013, and the balance will vest in 12 successive equal quarterly installments upon the completion of each additional quarter of service thereafter.

        As a result of the Corporate Reorganization, a significant portion of the profits interests previously issued to our executive officers, directors and employees converted into zero ordinary shares. To preserve the incentives lost, our compensation committee has granted options to purchase an aggregate of 3,521,981 ordinary shares to certain of our employees and directors, including to our named executive officers in the amounts set forth in the following table. These options were issued in connection with this offering at an exercise price per share equal to the initial public offering price of our ordinary shares.

Named Executive Officer	Number of Shares Underlying the Option
Douglas R. Brown	660,496	(1)
Anthony Ibarguen	500,185	(1)
Lee S. Muller	216,348	(2)

(1)
These options vest in equal quarterly installments over eight quarters.

(2)
Of these options, (i) 17,090 are subject to four-year vesting with 25% vesting after one year and the remainder vesting in equal quarterly installments over the following three years, and (ii) 199,258 vest in equal quarterly installments over eight quarters.

Compensation Risk Assessment

        We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Quench USA, Inc. Amended and Restated 2011 Management Incentive Bonus Plan

        Before the acquisition of Quench by AquaVenture Holdings LLC, Quench USA, Inc. adopted the Quench USA, Inc. Amended and Restated 2011 Management Incentive Bonus Plan, or the Quench MIP. Pursuant to the Quench MIP, upon a "Sale Event" (as defined in the Quench MIP, which definition includes consummation of an initial public offering), a bonus pool will be created based upon the proceeds received in connection with the sale event, and each participant is entitled to receive a bonus equal to his or her share of the bonus pool. The bonus pool will equal the lesser of $6 million or 10% of all proceeds received by the former shareholders of Quench USA, Inc. by reason of their ownership upon the consummation of a sale event in excess of $21 million, after giving effect to payments under the Quench MIP. For purposes of a sale event that is an initial public offering, holders of Quench are deemed to receive an amount equal to the product of (x) the per share price to the public and (y) the number of shares of the type being issued in the offering that are outstanding immediately prior to the offering. Upon consummation of this offering, it is expected that Mr. Ibarguen will be eligible to receive a bonus of approximately $2,595,000 pursuant to the terms of the Quench MIP. The Quench MIP automatically terminates following payment of all amounts due under the Quench MIP.

Quench USA, Inc. 2008 Stock Plan

        The Quench USA, Inc. 2008 Stock Plan, or the Quench 2008 Plan, was adopted by the board of directors of Quench USA, Inc. and its stockholders in August 2008, and was most recently amended in July 2013. Under the Quench 2008 Plan, Quench USA, Inc. has reserved for issuance an aggregate of 700,000 shares of Quench USA, Inc. common stock, which number is subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split or other similar change in our capital stock. The shares Quench USA, Inc. issues under the Quench 2008 Plan are authorized but unissued shares or shares Quench USA, Inc. reacquires. Awards of stock options, restricted stock or unrestricted stock may be granted under the Quench 2008 Plan.

        The Quench 2008 Plan provides that upon the occurrence of a "sale event," as defined in the Quench 2008 Plan, all outstanding stock options will either (i) be continued, assumed or substituted by the successor or (ii) terminate at the effective time of such sale event. In the event of a termination of the Quench 2008 Plan and all options issued thereunder in connection with a sale event, either (i) optionees will be provided an opportunity to exercise outstanding options prior to the consummation of the sale event, or (ii) options will be terminated in exchange for a cash payment in an amount per share equal to the difference between the fair market value per share and the per share exercise price of such options (if any). Awards will no longer be granted pursuant to the Quench 2008 Plan after completion of this offering. Following consummation of our initial public offering, we expect to make future awards under the 2016 Plan.

AquaVenture Holdings LLC Equity Incentive Plan

        In January 2007, our members adopted the AquaVenture Holdings LLC Equity Incentive Plan, or the Equity Plan. The Equity Plan allows our board of managers, or a compensation committee appointed by the board, to make equity-based incentive awards to our officers, employees, directors and consultants.

        The Equity Plan allows for the grant of our equity in the form of Class B shares, incentive shares and management incentive plan shares, and options to acquire, Class B shares, incentive shares and ordinary shares. We have reserved 6,000,000 Class B shares and 10,668,814 common shares for issuance pursuant to the Equity Plan (which may be either incentive shares or ordinary shares, as determined by our committee from time to time). In addition, the aggregate number of management incentive plan shares that may be issued and outstanding at any time under the Equity Plan is 7,900,000. These numbers are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization, as provided in the Equity Plan and our LLC agreement.

        The shares we issue under the Equity Plan will be authorized but unissued shares or shares that we reacquire. The shares underlying any awards that are forfeited for any reason without having been vested or repurchased by us, will be added back to the shares available for issuance under the Equity Plan.

        The Equity Plan is administered by our compensation committee. Our compensation committee has full power to, among other actions, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Equity Plan. Persons eligible to participate in the Equity Plan will be those full or part-time officers, employees, directors and consultants as selected from time to time by our compensation committee in its discretion.

        The Equity Plan permits the granting of incentive shares, management incentive plan shares and options to acquire incentive shares and ordinary shares on terms and conditions determined by the committee consistent with the terms of the Equity Plan and our LLC agreement. The Equity Plan provides that in connection with a merger or certain other transactions, the company may continue, or an acquirer or successor entity may assume or substitute for, the outstanding awards under the Equity Plan. In addition to, or in lieu of, such treatment, the board may allow individuals holding options to exercise such options prior to the event, or may make or provide for a cash payment to option holders equal to the difference between the fair market value of the shares subject to the option and the exercise price of the options, or may terminate any options having an exercise price equal to or greater than the fair market value of the shares subject to the option without payment.

        Subject to the provisions of our LLC agreement, our board may amend or terminate the Equity Plan and the compensation committee may amend, modify or terminate outstanding awards, but no such action may materially and adversely affect rights under an outstanding award without the holder's consent. Awards will no longer be granted pursuant to the Equity Plan after completion of this offering. Following consummation of our initial public offering, we expect to make future awards under the 2016 Plan.

Quench USA Holdings LLC 2014 Equity Incentive Plan

        Prior to its acquisition by AquaVenture Holdings LLC, Quench USA Holdings LLC adopted the Quench Equity Plan. The Quench Equity Plan allows the Quench USA Holdings LLC board of managers, or a compensation committee appointed by the board, to make equity-based incentive awards to its officers, employees, directors and consultants.

        The Quench Equity Plan allows for the grant of Quench USA Holdings LLC equity in the form of incentive shares or options to acquire ordinary shares of Quench USA Holdings LLC. Quench USA Holdings LLC has initially reserved 13,000,000 common shares for issuance pursuant to the Quench Equity Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in Quench USA Holdings LLC's capitalization, as provided in the Quench Equity Plan and Quench's LLC agreement.

        The shares Quench USA Holdings LLC issues under the Quench Equity Plan will be authorized but unissued shares or shares that Quench USA Holdings LLC reacquires. The shares underlying any awards that are forfeited for any reason without having been vested or repurchased by Quench USA Holdings LLC, will be added back to the shares available for issuance under the Quench Equity Plan.

        The Quench Equity Plan is administered by Quench USA Holdings LLC's compensation committee. Quench USA Holdings LLC's compensation committee has full power to, among other actions, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Quench Equity Plan. Persons eligible to participate in the Quench Equity will be those full or part-time officers, employees, directors and consultants as selected from time to time by Quench USA Holdings LLC's compensation committee in its discretion.

        The Quench Equity Plan permits the granting of incentive shares and options to acquire ordinary shares of Quench USA Holdings LLC on terms and conditions determined by the committee consistent with the terms of the Quench Equity Plan and the Quench USA Holdings LLC agreement. The Quench Equity Plan provides that in connection with a merger or certain other transactions, Quench USA Holdings LLC may continue, or an acquirer or successor entity may assume or substitute for, the outstanding awards under the Quench Equity Plan. In addition to, or in lieu of, such treatment, the Quench USA Holdings LLC board may allow individuals holding options to exercise such options prior to the event, or may make or provide for a cash payment to option holders equal to the difference between the fair market value of the shares subject to the option and the exercise price of the options, or may terminate any options having an exercise price equal to or greater than the fair market value of the shares subject to the option without payment.

        Subject to the provisions of Quench USA Holdings LLC agreement, the Quench USA Holdings LLC board may amend or terminate the Quench Equity Plan and the compensation committee may amend, modify or terminate outstanding awards, but no such action may materially and adversely affect rights under an outstanding award without the holder's consent. Awards will no longer be granted pursuant to the Quench Equity Plan after completion of this offering. Following consummation of our initial public offering, we expect to make future awards under the 2016 Plan.

2016 Share Option and Incentive Plan

        Our 2016 Share Option and Incentive Plan, or the 2016 Plan, was adopted by our board of directors in September 2016 and approved by our shareholders in September 2016. The 2016 Plan replaced the Equity Plan, the Quench Equity Plan and the Quench 2008 Plan, which we refer to collectively in this prospectus as the Prior Plans, as our board of directors has determined not to make additional awards under the Prior Plans following the consummation of our initial public offering. The 2016 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

        We have initially reserved 5,000,000 ordinary shares for the issuance of awards under the 2016 Plan. The 2016 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2017, by 4% of the outstanding number of our ordinary shares on the immediately preceding December 31. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

        The shares we issue under the 2016 Plan will be authorized but unissued shares or shares that we reacquire. The ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of shares, expire or are otherwise terminated (other than by exercise) under the 2016 Plan will be added back to the ordinary shares available for issuance under the 2016 Plan.

        Stock options and stock appreciation rights with respect to no more than 5,000,000 ordinary shares may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive share options may not exceed 5,000,000 ordinary shares cumulatively increased on January 1, 2017 and on each January 1 thereafter by the lesser of 4% of the number of outstanding shares as of the immediately preceding December 31 or 5,000,000 shares.

        The 2016 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Persons eligible to participate in the 2016 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

        The 2016 Plan permits the granting of both options to purchase ordinary shares intended to qualify as incentive share options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

        Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to ordinary shares, or cash, equal to the value of the appreciation in our share price over the exercise price. The exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

        Our compensation committee may award restricted ordinary shares of and restricted share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant ordinary shares that are free from any restrictions under the 2016 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

        Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of ordinary shares upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of ordinary shares.

        Our compensation committee may grant cash bonuses under the 2016 Plan to participants, subject to the achievement of certain performance goals.

        Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2016 Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include strategic, financial or operational objectives, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is 5,000,000 ordinary shares with respect to a share-based award and $5,000,000 with respect to a cash-based award.

        The 2016 Plan provides that upon the effectiveness of a "sale event," as defined in the 2016 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2016 Plan. To the extent that awards granted under the 2016 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, all unvested awards granted under the 2016 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2016 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or stock appreciation rights.

        Our board of directors may amend or discontinue the 2016 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2016 Plan require the approval of our shareholders.

        No awards may be granted under the 2016 Plan after the date that is ten years from the date of shareholder approval of the 2016 Plan. No awards under the 2016 Plan have been made prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

2016 Employee Share Purchase Plan

        In September 2016, our board of directors adopted and approved and our shareholders adopted and approved the 2016 Employee Share Purchase Plan, or the ESPP. The ESPP initially reserves and authorizes the issuance of up to a total of 250,000 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2017 and each January 1 thereafter through January 1, 2021, by the least of (i) 1% of the outstanding number of our ordinary shares on the immediately preceding December 31, (ii) 200,000 shares or (iii) such lesser number of shares as determined by the ESPP administrator. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

        All employees who we have employed for at least six months and whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of shares is not eligible to purchase shares under the ESPP.

        We will make one or more offerings each year to our employees to purchase shares under the ESPP. Unless the ESPP administrator otherwise determines, offerings will usually begin on the first business day occurring on or after each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

        Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

        The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

        The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of ordinary shares that are authorized under the ESPP and certain other amendments require the approval of our shareholders.

Senior Executive Cash Incentive Bonus Plan

        In September 2016, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

        Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our ordinary shares; economic value-added; acquisitions or strategic transactions, operating income (loss); return on capital, assets, equity, or investment; shareholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our ordinary shares; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

        Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plans

        We maintain two tax-qualified retirement plans that provide eligible employees with an opportunity to save for retirement on a tax-advantaged basis: the Seven Seas Water Corporation 401(k) Plan (the "SSW 401(k) Plan") and the Quench USA, Inc. 401(k) Profit Sharing Plan and Trust (the "Quench 401(k) Plan"). All participants' interests in their contributions are 100% vested when contributed. Participants in the Seven Seas Water Corporation 401(k) Plan receive a 3% safe harbor contribution from us, regardless of whether they make elective deferrals. Participants in the Quench 401(k) Plan receive a matching contribution from us equal to 50% of a participant's contributions up to 6% of a participant's compensation. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Participants in the SSW 401(k) Plan are also eligible to make contributions on a post-tax basis. Both retirement plans are intended to qualify under Sections 401(a) and 501(a) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled "Management" and "Executive Compensation," the following is a description of each transaction since January 1, 2013 and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeded or exceeds $120,000; and

  •
  any of our directors, executive officers, or holders of more than 5% of our ordinary shares, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Corporate Reorganization

        On October 4, 2016, we completed a corporate reorganization resulting in AquaVenture Holdings Limited replacing AquaVenture Holdings LLC as the top parent entity of the historical business described in this prospectus. We completed the following transactions: AquaVenture Holdings LLC contributed to AquaVenture Holdings Limited: (i) the stock of Quench USA, Inc. and Seven Seas Water Corporation and (ii) all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings Limited it holds). Subsequently, AquaVenture Holdings LLC merged with a newly formed subsidiary of AquaVenture Holdings Limited, resulting in the distribution of shares of AquaVenture Holdings Limited to the members of AquaVenture Holdings LLC pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of AquaVenture Holdings LLC, then merged with a separate newly formed subsidiary of AquaVenture Holdings Limited, resulting in the distribution of shares of AquaVenture Holdings Limited to its members pursuant to the terms of its limited liability company agreement. As a result of the Corporate Reorganization, a significant portion of the profit interests previously issued to our executive officers, directors and employees converted into zero ordinary shares. To preserve the incentives lost, our compensation committee granted options to purchase an aggregate of 3,521,981 ordinary shares to certain of our employees and directors, including to our named executive officers. See "Executive Compensation—Outstanding Equity Awards at Fiscal 2015 Year-End".

Equity Financings

  Class B Financing and Acquisition of Quench Assets

        From June through September 2014, in connection with our acquisition of the assets of Quench USA Holdings LLC, which we refer to as Quench, we issued an aggregate of 10,638,257 of our Class B shares, for aggregate consideration of $52.6 million. Additionally, we issued to Quench, currently a holder of more than 5% of our voting securities, 29,036,947 Class Q shares of AquaVenture Holdings LLC and 2,829,598 Class B shares of AquaVenture Holdings LLC in exchange for all its assets in a transaction valued at $157.7 million in the aggregate. The fair value of the Class Q and B shares at the time of the Quench transaction was $143.7 million and $14.0 million, respectively.

        The following table summarizes the participation in the Class B financing and our acquisition of Quench assets by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of Holder	Securities Acquired	Aggregate Value of Securities Acquired
Quench USA Holdings LLC(1)	29,036,947 Class Q shares of AquaVenture Holdings LLC and 2,829,598 Class B shares of AquaVenture Holdings LLC	$14,000,000
Entities affiliated with Element Partners(2)	3,404,961 Class B shares of AquaVenture Holdings LLC and 9,370,000 Class B shares of Quench USA Holdings LLC	$26,216,726
Virgin Green Fund I, L.P.(3)	1,000,000 Class B Shares of Quench USA Holdings LLC	$1,000,000
Douglas R. Brown(4)	153,607 Class B shares of AquaVenture Holdings LLC and 500,000 shares of Class B shares of Quench USA Holdings LLC	$1,260,000
Anthony Ibarguen	50,000 Class B shares of Quench USA Holdings LLC	$50,000
Hugh Evans	202,114 Class B shares of AquaVenture Holdings LLC	$1,000,000

(1)
Holder of more than 5% of our voting securities.

(2)
Consists of 9,229,450 Class B shares of Quench USA Holdings LLC held by Element Partners II, L.P., 140,550 Class B shares of Quench USA Holdings LLC held by Element II Intrafund, L.P., 1,399,456 Class B shares of AquaVenture Holdings LLC held by Element, L.P., 37,902 Class B shares of AquaVenture Holdings LLC held by Element Intrafund, L.P., 1,938,089 Class B shares of AquaVenture Holdings LLC held by Element Partners II, L.P. and 29,514 Class B shares of AquaVenture Holdings LLC held by Element Partners II Intrafund, L.P. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of Element, L.P. and Element Intrafund, L.P. is DFJ Element Partners, LLC. The general partner of DFJ Element Partners, LLC is Element Venture Partners LLC. Mr. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC and Element Venture Partners LLC.

(3)
Consists of 1,000,000 common shares of Quench USA Holdings LLC held by Virgin Green Fund I, L.P. The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at the VGF I Limited.

(4)
Consists of 153,607 Class B shares of AquaVenture Holdings LLC held by DRB Pure Water Solutions IV and 500,000 Class B shares of Quench USA Holdings LLC. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of DRB Pure Water Solutions IV.

  December 2013 Financing of Quench

        In December 2013, Quench USA Holdings LLC issued an aggregate of 21,050,000 of its ordinary common shares for aggregate consideration of $21,050,000, and contributed the $21,050,000 of proceeds to Quench.

        The following table summarizes the participation in the Quench USA Holdings LLC financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of Holder	Securities Acquired	Aggregate Value of Securities Acquired
Element Entities(1)	8,500,000 ordinary common shares of Quench USA Holdings LLC	$8,500,000
Virgin Green Fund I, L.P.(2)	500,000 ordinary common shares of Quench USA Holdings LLC	$500,000
Douglas R. Brown(3)	550,000 ordinary common shares of Quench USA Holdings LLC	$550,000

(1)
Consists of 8,372,500 ordinary common shares of Quench USA Holdings LLC held by Element Partners II L.P, and 127,500 Ordinary Shares of Quench USA Holdings LLC held by Element Partners II Intrafund, L.P. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. Michael J. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC.

(2)
The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at VGF I Limited.

(3)
550,000 Ordinary Shares of AquaVenture Holdings LLC beneficially held by DRB Pure Water Solutions III. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of DRB Pure Water Solutions III.

  Class B Financing

        In April 2015, AquaVenture Holdings LLC issued an aggregate of 6,063,424 of its Class B shares, for aggregate consideration of $30,000,003, and in May 2015, AquaVenture Holdings LLC issued an aggregate of 278,415 of its Class B shares for aggregate consideration of $1,377,514. In August 2015, AquaVenture Holdings LLC issued an aggregate of 49,220 shares of its Class B shares for aggregate consideration of $243,526 to certain existing shareholders in fulfillment of certain contractual preemptive rights.

        The following table summarizes the participation in the Class B financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of Holder	Securities Acquired	Aggregate Value of Securities Acquired
Element Entities(1)	2,526,425 Class B shares of AquaVenture Holdings LLC	$12,500,000

(1)
Consists of 1,791,741 Class B shares of AquaVenture Holdings LLC held by Element Partners II L.P., 27,285 Class B shares of AquaVenture Holdings LLC held by Element II Intrafund, and 707,399 Class B shares of AquaVenture Holdings LLC held by Element II-A, L.P. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of Element Partners II-A, L.P. is Element Partners II-A G.P., L.P. The general partners of Element Partners II-A G.P., L.P. are Element II-A G.P., LLC and Element Venture Partners LLC. Michael J. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC, Element II-A G.P., LLC and Element Venture Partners LLC.

Registration Rights

        We and certain of our directors, executive officers and certain holders of our ordinary shares are party to agreements providing for rights to register under the Securities Act the resale of certain shares. See the section titled "Description of Share Capital—Registration Rights" for more information regarding these registration rights.

Right of First Refusal and Co-Sale

        We and certain of our directors, executive officers and certain holders of our ordinary shares are parties to the Fourth Amended and Restated Limited Liability Company Agreement of AquaVenture Holdings LLC, or the LLC Agreement, under which right of first refusal and co-sale provisions imposes restrictions on the transfer of our share capital. Upon the closing of this offering, the right of first refusal and co-sale provisions and the restrictions on the transfer of our share capital set forth in this agreement will not apply.

Voting

        We and certain of our directors, executive officers and holders of more than 5% of our ordinary shares are parties to the LLC Agreement under which the shareholders have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting provisions will not apply and none of our shareholders will have any special rights regarding the election or designation of members of our board of directors or the voting of share capital of the company.

Other Transactions

        We have granted stock options to our executive officers and certain of our directors. See the sections titled "Executive Compensation—Outstanding Equity Awards of Fiscal 2015 Year-End" and "Management—Non-Employee Director Compensation" for a description of these options.

        We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled "Executive Compensation—Employment Agreements, Severance and Change in Control Agreements" for more information regarding these agreements.

        On June 6, 2014, AquaVenture Holdings LLC in connection with a contribution agreement with Quench USA Holdings LLC issued Class Q shares and Class B shares, which were valued at the time at $157,666,101 in the aggregate, to Quench USA Holdings LLC, in exchange for all of its assets. Immediately prior to the issuance, certain shareholders of Quench USA Holdings LLC, purchased Class B shares through Quench USA Holdings LLC which provided equivalent economic interests as AquaVenture Holdings LLC Class B shares.

        The following table summarizes the participation in the AquaVenture Holdings LLC Class B share issuance and Class B share purchase through Quench by any of our directors, executive officers,

holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

	AquaVenture	Quench
			Aggregate Value of Securities Acquired
	Class B Shares	Class B Shares
5% Shareholders:
Entities affiliated with Element Partners(1)	3,404,961	9,370,000	$26,216,725
Virgin Green Fund I, L.P.(2)	—	1,000,000	$1,000,000
Quench USA Holdings LLC(3)	2,829,598	—	$14,000,000
Executive Officers and Directors:
Douglas R. Brown(4)	153,607	500,000	$1,260,000
Anthony Ibarguen	—	50,000	$50,000
Hugh Evans	202,114	—	$999,999

(1)
Consists of 9,229,450 Class B shares of Quench USA Holdings LLC held by Element Partners II L.P., 140,550 Class B shares of Quench USA Holdings LLC held by Element II Intrafund, L.P., 1,399,456 Class B shares of AquaVenture Holdings LLC held by Element, L.P., 37,902 Class B shares of AquaVenture Holdings LLC held by Element Intrafund, L.P., 1,938,089 Class B shares of AquaVenture Holdings LLC held by Element Partners II, L.P., 29,514 Class B shares of AquaVenture Holdings LLC held by Element Partners II Intrafund, L.P. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of Element Intrafund, L.P. and Element, L.P. is DFJ Element Partners, LLC. The managing member of DFJ Element Partners, LLC is Element Venture Partners LLC. Michael J. Bevan, a member of our board of directors, is a managing member of Element II G.P., L.P. and Element Venture Partners LLC.

(2)
The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at VGF I Limited.

(3)
Holder of more than 5% of our voting securities.

(4)
Consists of 153,607 Class B shares of AquaVenture Holdings LLC and 500,000 Class B shares of Quench USA Holdings LLC held by DRB Pure Water Solutions IV. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of DRB Pure Water Solutions IV.

Limitation of Liability and Indemnification of Officers and Directors

        Our Amended Memorandum and Articles of Association contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by British Virgin Islands law.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.

        The Amended Memorandum and Articles of Association provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. The Amended Memorandum and Articles of Association also provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our Amended Memorandum and Articles of Association also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

        Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained under British Virgin Islands law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        The limitation of liability and indemnification provisions included in our Amended Memorandum and Articles of Association and in indemnification agreements that we enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

        We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties. Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of September 1, 2016, and as adjusted to reflect the sale of ordinary shares offered by us in this offering assuming no exercise of the underwriters' option to purchase additional shares, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each beneficial owner of more than five percent of any class of our voting securities.

        We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed our ordinary shares that may be acquired upon exercise or conversion of convertible securities, if any, within 60 days of September 1, 2016 to be outstanding and to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our ordinary shares before this offering on 18,913,016 ordinary shares outstanding as of September 1, 2016, after giving effect to the Corporate Reorganization. Percentage ownership of our ordinary shares after this offering gives effect to our sale of 6,500,000 ordinary shares in this offering. The allocation of our ordinary shares among our existing shareholders was determined pursuant to the distribution provisions of the AquaVenture Holdings LLC Agreement, based upon a value implied by the initial public offering price of the ordinary shares sold in this offering. The table below reflects that the ordinary shares to be sold in this offering are sold at an initial public offering price of $18.00 per share. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o AquaVenture Holdings Limited, 14400 Carlson Circle, Tampa, FL 33626.

Name of Beneficial Owner(1)	Number of ordinary shares owned	Percentage before the offering	Percentage after the offering
Principal Shareholder:
Entities affiliated with Element Partners(2)	9,568,818	50.6%	37.7%
Virgin Green Fund I, L.P.(3)	2,005,022	10.6%	7.9%
Entities affiliated with Advent-Morro Equity Partners(4)	1,131,046	6.0%	4.5%
Entities affiliated with T. Rowe Price(5)	1,034,516	5.5%	4.1%
Named Executive Officers:
Douglas R. Brown(6)	1,554,578	8.2%	6.1%
Anthony Ibarguen	19,647	*	*
Lee S. Muller	8,080	*	*
Directors:
Michael J. Bevan(2)	9,675,059	51.2%	38.1%
Hugh Evans	38,278	*	*
Paul Hanrahan	1,554	*	*
David Lincoln(2)	9,596,361	50.7%	37.8%
Evan Lovell(3)	2,005,022	10.6%	7.9%
Cyril Meduña(4)	1,164,264	6.2%	4.6%
Brian O'Neill	1,088	*	*
Richard Reilly	—	—	—
All directors and executive officers as a group (11 persons)	14,495,113	76.6%	57.0%

*
Indicates beneficial ownership of less than one percent.

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: voting power which includes the power to vote, or to direct the voting of, such security; and/or investment power which includes the power to dispose, or to direct the disposition of, such security.

(2)
Consists of 6,696,669 ordinary shares held by Element Partners II L.P., 101,975 ordinary shares held by Element Partners II Intrafund, L.P., 133,973 ordinary shares held by Element Partners II-A, L.P., 2,566,686 ordinary shares held by DFJ Element, L.P. and 69,515 ordinary shares held by DFJ Element Intrafund L.P. (such entities together, the "Element Entities"). The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of DFJ Element, L.P. and DFJ Element Intrafund, L.P. and is DFJ Element Partners, LLC. The general partner of DFJ Element Partners, LLC is Element Venture Partners LLC. The general partner of Element Partners II-A, L.P. is Element
Partners II-A, GP LP. The general partners of Element Partners II-A, GP LP are Element II-A GP, LLC and Element Venture Partners, LLC. Each of Mr. Bevan and Mr. Lincoln, both members of our board of directors, and Michael DeRosa, is a managing member of Element II G.P., LLC, Element II-A, GP, LLC and Element Venture Partners LLC. Collectively, Element II G.P., L.P., Element II-A, GP, LLC and Element Venture Partners LLC have decision-making power over the disposition and voting of shares of portfolio investments of each of the Element Entities. Since Element II G.P., L.P., Element II-A, GP, LLC and Element Venture Partners LLC have decision-making power over the Element Entities, each of Messrs. Bevan, Lincoln and DeRosa may be deemed to beneficially own the shares that the Element Entities hold of record or may deemed to beneficially own. Messrs. Bevan, Lincoln and DeRosa, Element II G.P., L.P., Element II-A, GP, LLC and Element Venture Partners LLC disclaim beneficial ownership over the shares held by the Element Entities. The address for the Element Entities is 565 E. Swedesford Road, Suite 207, Wayne, PA 19087. The number of ordinary shares beneficially owned by Mr. Bevan and Mr. Lincoln includes 106,241 and 27,543 shares, respectively, that are held personally by such individual.

(3)
Consists of 2,005,022 ordinary shares held by Virgin Green Fund I, L.P. The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at VGF I Limited. VGF I Limited has decision-making power over the disposition and voting of shares held by Virgin Green Fund I, L.P. and, as such, Mr. Lovell may be deemed to beneficially own the shares held by Virgin Green Fund I, L.P. Mr. Lovell and VGF I Limited disclaim beneficial ownership over the shares held by Virgin Green Fund I, L.P. The address for Virgin Green Fund I, L.P. is Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9002.

(4)
Includes 970,389 ordinary shares held by Guayacan Private Equity Fund Limited Partnership II, 15,772 ordinary shares held by Guayacan Private Equity Fund Limited Partnership II-A LLC, and 144,885 ordinary shares held by Venture Capital Fund, Inc. The general partner of Guayacan Private Equity Fund Limited Partnership II and Guayacan Private Equity Fund Limited Partnership II-A LLC (the "Guayacan Funds") is Advent-Morro Equity Partners GP II, LLC. Mr. Meduña acts as Managing Member of Advent-Morro Equity Partners GP II, LLC and is President and a Director of Venture Capital Fund, Inc. Advent-Morro Equity Partners GP II, LLC has decision-making power over the disposition and voting of shares of portfolio investments of the Guayacan Funds. Mr. Meduña has decision-making power over the disposition and voting of shares of portfolio investments Venture Capital Fund, Inc. Since Advent-Morro Equity Partners GP II, LLC and Mr. Meduña personally have decision-making power over the Guayacan Funds and Venture Capital Fund, Inc. (together, the "Advent-Morro Entities"), Mr. Meduña may be deemed to beneficially own the shares that the Advent-Morro Entities hold of record or may deemed to beneficially own. Mr. Meduña and Advent-Morro Equity Partners GP II, LLC disclaim beneficial ownership over the shares held by the Advent-Morro Entities. The address for the Advent-Morro Entities is 206 Calle Tetuan, Suite 903, San Juan, Puerto Rico 00902. The number of ordinary shares beneficially owned by Mr. Meduña also includes 33,218 ordinary shares held personally by Mr. Meduña.

(5)
Consists of (a) 1,003,245 ordinary shares held by T. Rowe Price Small-Cap Fund, Inc., (b) 29,629 ordinary shares held by T. Rowe Price U.S. Small-Cap Value Equity Trust and (c) 1,642 ordinary shares held by T. Rowe Price U.S. Equities Trust. The foregoing accounts are advised or sub-advised by T. Rowe Price Associates, Inc. ("T. Rowe Price"), a registered investment adviser. T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by the accounts. Although T. Rowe Price may be deemed to be the beneficial owner of all the shares listed, T. Rowe Price expressly disclaims beneficial ownership of such securities. T. Rowe Price Investment Services, Inc. ("TRPIS"), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment adviser to the accounts listed above. TRPIS is the principal underwriter and distributor of shares of the funds in the T. Rowe Price mutual fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price Associates, Inc. is the wholly-owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address for T. Rowe Price is 100 East Pratt Street, Baltimore, Maryland 21202.

(6)
Consists of 1,406,129 ordinary shares held by Mr. Brown and 148,449 ordinary shares held by his spouse.

DESCRIPTION OF SHARE CAPITAL

        The following descriptions are summaries of the material terms of AquaVenture Holdings Limited's memorandum and articles of association. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the memorandum and articles of association. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of AquaVenture Holdings Limited's memorandum and articles of association which is included as an exhibit to the registration statement of which this prospectus is part.

 General

        We are a company incorporated in the British Virgin Islands on June 17, 2016, and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

        Under our Amended Memorandum and Articles of Association, we are authorized to issue up to 250,000,000 ordinary shares of a single class, with no par value.

Meetings of Shareholders

        If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

        Subject to our Amended Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than seven days' written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

        A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

        A meeting of shareholders is duly constituted and quorate if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or class of shares (in the event of numerous share classes) entitled to vote at the meeting. A quorum may comprise of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

Rights Attaching to Shares

Voting Rights

        Holders of our ordinary shares have identical rights, including dividend and liquidation rights. Except as required by any applicable law or as provided for in this prospectus, the holders of ordinary shares will vote together on all matters (including the election of directors) submitted to a vote of shareholders.

        Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Computershare Trust Company, N.A., which will enter the name of our shareholders in our register of members on the closing of the offering. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

        Subject to any rights or restrictions attached to any shares, at any general meeting every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. The chairman at the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution has been carried or not, unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

        No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting. Shareholders may not pass written resolutions without a meeting unless the action to be effected by written consent has expressly been approved in advance by our board of directors.

        There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation. We have made provisions in our Amended Memorandum and Articles of Association to prohibit cumulative voting for such elections.

Protection of Minority Shareholders

        Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under statutory law are unfair prejudice relief and an action to enforce the BVI Act or the constituent documents of the corporation, our Amended Memorandum and Articles of Association brought by the shareholders. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the Amended Memorandum and Articles of Association.

        There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors and that the principal remedy for an aggrieved minority shareholder was presentation of a winding up petition on just and equitable grounds. The BVI Act amplifies this position by providing that a shareholder is not entitled to bring an action or intervene in proceedings in the name of or on behalf of a BVI company. Every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's Amended Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Preferred Shares

        Our board of directors may, without further action by our shareholders, fix the rights, preferences, privileges and restrictions of such number of preferred shares as the board of directors in their sole discretion deems fit, in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our ordinary shares. The issuance of our preferred shares could adversely affect the voting power of holders of our ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Pre-Emption Rights

        British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law. There are no pre-emption rights applicable to the issuance of new shares under either British Virgin Islands law or our Amended Memorandum and Articles of Association.

Liquidation Rights

        As permitted by British Virgin Islands law and our Amended Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Modification of Rights

        As permitted by British Virgin Islands law, and our Amended Memorandum and Articles of Association, we may vary the rights attached to our ordinary shares only by a resolution passed at a meeting by the holders of at least a majority of the votes cast at a separate meeting of the holders of the ordinary shares.

Transfer of Shares

        Subject to any applicable restrictions set forth in our Amended Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

        Our board of directors may, in its absolute discretion, resolve to refuse or delay the registration of any transfer of any share for reasons that shall be specified in a resolution of the directors. If our directors refuse or delay the registration of a transfer they shall, as soon as practicable, send to each of the transferor and the transferee notice of such refusal or delay in the agreed form.

Share Repurchase

        As permitted by the BVI Act and our Amended Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired and held by us.

Forfeiture

        BVI law does not impose any procedures or timelines whereby the board may make calls on shareholders in terms of outstanding taxes or fees. See "Taxation—Taxation in the British Virgin Islands." However, where a par value share is issued by a BVI company and is not fully paid, then section 47(3) of the BVI Act provides that the person to whom the share is issued is liable to pay to the company an amount equal to the difference between the price and the par value.

        In addition to the position under the BVI Act, article 7 of our Amended Memorandum and Articles of Association sets out certain forfeiture procedures with respect to shares that are not fully paid on issue. Therefore, we may deliver a written call notice requiring payment within 14 days from the date of service of the notice. If the shareholder fails to pay for the shares, at or before the time set out in the notice, the shares may be forfeited.

        However, notwithstanding the forfeiture provisions in the Amended Memorandum and Articles of Association, our ordinary shares have no par value and the forfeiture provisions will not apply in respect of such shares.

Dividends

        Subject to the BVI Act and our Amended Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the "solvency test" and a directors' resolution includes a statement to that effect. A company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Board of Directors

        We are managed by a board of directors which currently consists of ten directors. Our Amended Memorandum and Articles of Association provide that the board of directors shall fix the maximum number of directors.

        Our shareholders may, pursuant to our Amended Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office only for cause and only upon the resolution of approved at a duly convened and constituted meeting of the shareholders by the affirmative vote of three-quarters or more of the votes of such shareholders entitled to vote and voting on the resolution. Subject to our Amended Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors does not at any time exceed the maximum number fixed by or in accordance with our Amended Memorandum and Articles of Association (if any).

        There are no share ownership qualifications for directors.

        Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

        A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present. At any meeting of our directors, each director is entitled to one vote.

        Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. Our board of directors may also act by written resolutions consented to by a majority of the members of our board of directors.

        The remuneration to be paid to the directors shall be such remuneration as the directors shall determine, including with respect to reimbursement of out-of-pocket expenses in connection with the performance of duties as director.

Issuance of Additional Ordinary Shares

        Our Amended Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our Amended Memorandum and Articles of Association authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

Changes in Authorized Shares

        We are authorized to issue 250,000,000 ordinary shares. We may by resolution:

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  consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

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  sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our Amended Memorandum and Articles of Association, subject nevertheless to the provisions of the BVI Act;

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  cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

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  create new classes of shares with preferences to be determined by the board of directors at the time of authorization withour prior shareholder approval.

Inspection of Books and Records

        Under British Virgin Islands law holders of our ordinary shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) Amended Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.

        Subject to our Amended Memorandum and Articles of Association, our board of directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.

Differences in Corporate Law

        We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the Amended Memorandum and Articles of Association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Delaware Corporate Law.

Director's Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Conflicts of Interest

        Pursuant to the BVI Act and our Amended Memorandum and Articles of Association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

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  vote on a matter relating to the transaction;

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  attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

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  sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Anti-Money Laundering Laws

        In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

        We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

        If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Anti-Takeover Provisions

        The BVI Act does not prevent companies from adopting a wide range of defensive measures. Our Amended Memorandum and Articles of Association contain the following provisions which may be regarded as defensive measures:

        (i)  a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions;

       (ii)  the prevention of "business combinations" with "interested shareholders" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our shareholders or satisfies other requirements specified in our articles of association;

      (iii)  directors' ability, in their absolute discretion, to decline to register any transfer of shares where it reasonably determines that it is in the best interest of our company to do so;

      (iv)  our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution;

       (v)  restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

      (vi)  elimination of the ability of shareholders to act by written consent;

     (vii)  the requirement of the affirmative vote of two-thirds of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association;

    (viii)  a staggered board of directors, consisting of three classes, with each class chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders;

      (ix)  removal of directors only for cause and upon the resolution of our shareholders holding at least 75% of the votes of those shareholders entitled to vote and voting on such resolution.

Written Consent of Directors

        Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our memorandum and articles of association, only a majority of the directors are required to sign a written consent.

Written Consent of Shareholders

        Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, our memorandum and articles of association provides that no shareholder action may be taken by written consent.

Interested Directors

        The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director's interest was disclosed to the board prior to the company's entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on the usual terms and conditions). As permitted by British Virgin Islands law and our Amended Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Voting Rights and Quorum Requirements

        Under British Virgin Islands law, the voting rights of shareholders are regulated by our Amended Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The Amended Memorandum and Articles of Association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

        Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

        Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Sale of Assets

        Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company. Under our Memorandum and Articles of Association, however, shareholder approval is not required for any sale, transfer, lease, exchange or other disposition by us, provided, that, under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company's total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company.

Shareholder Suits

        We are not aware of any reported class action or derivative action having been brought against the company in a British Virgin Islands court.

        Under the BVI Act, if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum of association or articles of the company, the BVI Court may, on the application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in that conduct.

        In addition, under the BVI Act, the BVI Court may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave for such derivative actions, the Court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters and whether an alternative remedy to the derivative claim is available.

        A shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. The BVI Act also includes provisions for actions based on oppression, and for representative actions where the interests of the claimant are substantially the same as those of other shareholders.

Corporate Governance

        British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests of the companies for which they serve.

Indemnification

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our officers and directors against all losses or liabilities incurred or sustained by him or her as an officer or director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Shareholders' Rights under British Virgin Islands Law Generally

        The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company's memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members' remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

        The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

        Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company's memorandum and articles of association.

Registration Rights

        Pursuant to the terms of our fourth amended and restated investors' rights agreement, immediately following this offering, the holders of 18,087,347 ordinary shares will be entitled to rights with respect to the registration of these shares under the Securities Act as described below.

Demand Registration Rights

        At any time after six months from the date of this offering, the holders of at least 50% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities. If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We are only required to file registration statements that reasonably anticipated aggregate price to the public of such public offering would exceed $5,000,000. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be adversely affect us or our shareholders, and we are not required to effect the filing of a registration statement during the period beginning on the effective date of a registration initiated by us and ending on a date 120 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

        If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders.

Form S-3 Registration Rights

        The holders of outstanding shares reasonably anticipated aggregate price to the public of such public offering would exceed $2,000,000 having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be adversely affect us or our shareholders, and we are not required to effect the filing of a registration statement during the period beginning on the effective date of a registration initiated by us and ending on a date 120 days following the effective date of, a registration initiated by us.

Expenses of Registration Rights

        We generally will pay all expenses, other than underwriting discounts and commissions and the reasonable fees and disbursements of more than one counsel for the selling shareholders, incurred in connection with the registrations described above.

Expiration of Registration Rights

        The registration rights described above will expire, with respect to any particular holder of these rights, when that holder holds 1% or less of our then-outstanding ordinary shares.

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

Listing

        Our ordinary shares are listed on the New York Stock Exchange under the symbol "WAAS".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Following the completion of this offering, we will have a total of 25,413,016 ordinary shares outstanding. Of these outstanding shares, all of the 6,500,000 ordinary shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

        The remaining outstanding ordinary shares will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of over 90% of our ordinary shares have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our shares for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investors' rights agreement described above under the section titled "Description of Share Capital—Registration Rights," subject to the provisions of Rule 144, shares will be available for sale in the public market as follows:

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  beginning on the date of this prospectus, the 6,500,000 ordinary shares sold in this offering will be immediately available for sale in the public market except with respect to the shares sold under our directed share program, which are subject to a 45-day lock-up (or a 180-day lock-up if purchased by our directors and officers); and

  •
  approximately six months after the date of this prospectus, 18,913,016 additional ordinary shares will become eligible for sale in the public market, of which the shares held by affiliates are subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

        We, our executive officers, directors and holders of over 90% of our shares have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Citigroup may, in its discretion, and with the company's consent, release any of the securities subject to these lock-up agreements at any time.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144. In our case, the shares distributed as part of the Corporate Reorganization may not be sold pursuant to Rule 144 until six months following this offering.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of ordinary shares then outstanding, which will equal approximately 250,000 shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

        Pursuant to an investors' rights agreement, the holders of up to 18,087,347 ordinary shares, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled "Description of Share Capital—Registration Rights" for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Warrants

        On June 16, 2014, we issued warrants to ORIX Finance Equity Investors, LP that are exercisable for an aggregate of 60,635 shares of our Class B shares at $4.9477 per share. Giving effect to the consummation of the Corporate Reorganization and based on the initial public offering price of $18.00, these warrants will be exercisable for an aggregate of 11,484 ordinary shares at an exercise price of $26.12 per share upon consummation of this offering.

        Additionally, ORIX Finance Equity Investors, LP holds warrants for 956,250 ordinary common shares of Quench USA Holdings LLC exercisable at $1.00 per share. Giving effect to the consummation of the Corporate Reorganization and based on the initial public offering price of $18.00, these warrants will be exercisable for an aggregate of 40,409 ordinary shares at an exercise price of $23.66 per share upon consummation of this offering.

Registration Statement on Form S-8

        We have filed a registration statement on Form S-8 under the Securities Act to register all of the ordinary shares issued or reserved for issuance under our 2016 Share Option and Incentive Plan, our 2016 Employee Share Purchase Plan and our Prior Plans. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the Shares pursuant to the offering and that will hold such Shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Shares that may be subject to special tax rules including, without limitation, the following:

  •
  banks, financial institutions or insurance companies;

  •
  brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

  •
  tax-exempt entities or organizations, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  persons that hold the Shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

  •
  partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the Shares through such an entity;

  •
  certain former citizens or long-term residents of the United States;

  •
  holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the Shares; and

  •
  holders that have a "functional currency" for U.S. federal income tax purposes other than the U.S. dollar.

        Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the Shares.

        This description is based on the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder; and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the Shares or that such a position would not be sustained. Holders are urged to consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the Shares in their particular circumstances.

        For the purposes of this summary, a "U.S. holder" is a beneficial owner of Shares that is (or is treated as), for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax consequences relating to an investment in the Shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the Shares in its particular circumstances.

        As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a "passive foreign investment company," or a PFIC.

        Persons considering an investment in the Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

        Although we do not currently plan to pay dividends, and subject to the discussion under "Passive Foreign Investment Company Considerations," below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to Shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder's pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the Shares for more than one year as of the time such distribution is received. However, since we may not calculate our earnings and profits under U.S. federal income tax principles, a U.S. holder should assume that any distribution will be reported as a dividend. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on Shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares of stock that are readily tradable on an established securities market in the United States. The Shares will be listed on the NYSE, which is an established securities market in the United States, and we expect the Shares to be readily tradable on the NYSE. However, there can be no assurance that the Shares will be considered readily tradable on an established securities market in the United States in later years. If they are, and subject to the discussion under "Passive Foreign Investment Company Considerations," below, such dividends paid by us will generally be "qualified dividend income" in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Any dividend income that a U.S. Holder realizes generally will be treated as foreign source income for foreign tax credit limitation purposes. The dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

Sale, Exchange or Other Taxable Disposition of the Shares

        A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those Shares. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss. The initial tax basis in the Shares generally will be equal to the cost of such Shares. Capital gain from the sale, exchange or other taxable disposition of Shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such Shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare Tax

        Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of Shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Shares.

Passive Foreign Investment Company Considerations

        Based on the current and anticipated value of our assets and the composition of our income, assets and operations, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position. A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is passive income; or (ii) at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

        A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of our shares may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering, including this offering.

        If we are a PFIC for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition of shares. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment of the shares). We do not intend to provide the information necessary for U.S. Holders of our shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs. An election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. You are urged to consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Controlled Foreign Corporation Considerations

        Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a "controlled foreign corporation," or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a U.S. person (as defined by the Code), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We may currently be a CFC, and we may continue to be a CFC. In addition, even if we are not currently a CFC, it is possible that one or more shareholders treated as U.S. persons for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the company, cause the company to be treated as a CFC for U.S. federal income tax purposes in the future. Holders are urged to consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Backup Withholding and Information Reporting

        U.S. holders generally will be subject to information reporting requirements with respect to dividends on the Shares and on the proceeds from the sale, exchange or disposition of Shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

        Certain U.S. holders who are individuals are required to report information relating to an interest in the Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Shares.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

UNDERWRITING

        Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	1,950,000
Deutsche Bank Securities Inc.	1,625,000
RBC Capital Markets, LLC	1,300,000
Canaccord Genuity Inc.	715,000
Raymond James & Associates, Inc.	715,000
Scotia Capital (USA) Inc.	195,000

Total	6,500,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.756 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 975,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers, directors and holders of over 90% of our shares have agreed that, with certain limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or certain employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 45 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup, dispose of or hedge any shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        Our shares are listed on the New York Stock Exchange under the symbol "WAAS."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option. In addition, we have agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering, including up to $25,000 in accountable expenses.

	Paid by AquaVenture Holdings Limited
	No Exercise	Full Exercise
Per share	$1.26	$1.26
Total	$8,190,000	$9,418,500

        We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be $5.9 million. The underwriters have agreed to reimburse us for a portion of those expenses, in the amount of $585,000 or, if the over-allotment option is exercised, up to $672,750.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters, including Citigroup and Scotia Capital USA Inc., are lenders, and in some cases agents or managers for the lenders, under our credit facilities. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

 Notice to Prospective Investors in Canada

        The shares are being offered to purchasers resident in the following Canadian provinces: Alberta, British Columbia, Nova Scotia, New Brunswick, Ontario, Prince Edward Island, Quebec, Saskatchewan and Newfoundland.

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Form S-1 (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

 LEGAL MATTERS

        Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters with respect to British Virgin Islands law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Conyers Dill & Pearman. Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

        The balance sheet of AquaVenture Holdings Limited as of June 17, 2016 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of AquaVenture Holdings LLC as of December 31, 2014 and 2015, and for each of the years in the three-year period ended December 31, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Quench USA, Inc. as of June 6, 2014 and December 31, 2013, and period January 1, 2014 through June 6, 2014 and for the year ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Macke Water Systems, Inc. as of April 18, 2014 and December 31, 2013, and for the period January 1, 2014 through April 18, 2014 and for year ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Atlas Watersystems, Inc. as of June 16, 2014 and December 31, 2013, and for the period January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company limited by shares incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us, our directors and officers, or to enforce against us, or them, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state therein. We have appointed Seven Seas Water Corporation as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been advised by Conyers Dill & Pearman, our counsel as to British Virgin Islands Law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Conyers Dill & Pearman that at common law, the courts of the British Virgin Islands would recognize as a valid judgment, a final and conclusive judgment in personum obtained in the courts of all countries not covered by the British Virgin Islands Reciprocal Enforcement of Judgments Act 1922 (Cap. 65) (or, where applicable, the Foreign Judgments (Reciprocal Enforcement) Act 1964 (Cap. 27)) against the Company based upon the documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges relating to a fiscal of revenue obligation or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the British Virgin Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands and (f) there is due compliance with the correct procedures under the laws of the British Virgin Islands. Such a judgment would be enforced by treating the judgment as a cause of action and commencing an action on the foreign judgment debt in the Court of the British Virgin Islands, with a view to proceeding with the claim by way of summary judgment.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.aquaventure.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

AQUAVENTURE HOLDINGS LLC

INDEX TO FINANCIAL STATEMENTS

Historical Financial Statements

Pro Forma Financial Information

Page
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2014	F-132
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-133

AQUAVENTURE HOLDINGS LIMITED

UNAUDITED BALANCE SHEETS

	June 17, 2016	June 30, 2016
ASSETS
Total assets	$1	$1

LIABILITIES AND SHAREHOLDER'S EQUITY
Total liabilities	$—	$—

Commitments and contingencies
Shareholder's Equity
Ordinary shares, 250,000,000 shares authorized; 1 share issued and outstanding at June 17, 2016 and June 30, 2016	1	1

Total shareholder's equity	1	1

Total liabilities and shareholder's equity	$1	$1

See accompanying notes to the unaudited balance sheets.

AQUAVENTURE HOLDINGS LIMITED

NOTES TO THE UNAUDITED BALANCE SHEETS

1. Organization

        AquaVenture Holdings Limited (the "Company") was formed as a British Virgin Islands ("BVI") company on June 17, 2016. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of AquaVenture Holdings LLC and subsidiaries (the "Predecessor").

        Prior to completing a public offering, as part of a restructuring the Predecessor expects to contribute all of the stock of AquaVenture Holdings Curaçao N.V., Quench USA, Inc. and Seven Seas Water Corporation and all the cash and other remaining assets and liabilities (other than the shares of the Company it holds) to the Company. The Predecessor will then merge with a newly formed subsidiary of the Company, resulting in the distribution of shares of the Company to the members of the Predecessor pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of the Predecessor, will then merge with a separate newly formed subsidiary of the Company, resulting in the distribution of shares of the Company to its members pursuant to the terms of its limited liability company agreement. Upon the contribution of the assets and liabilities of the Predecessor to the Company, the historical consolidated financial statements of the Predecessor will become the historical consolidated financial statements of the Company.

2. Summary of Significant Accounting Policies

        The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, statements of shareholder's equity, and statements of cash flows have not been presented in the financial statements because there have been no activities in this entity.

3. Shareholder's Equity

        The Company is authorized to issue 250,000,000 ordinary shares, no par value, 1 share of which has been issued and outstanding as of June 17, 2016 and June 30, 2016.

4. Subsequent Events

        The Company has evaluated subsequent events through September 23, 2016, the date the financial statements were available for issuance. The subsequent events included the following:

a)
On July 1, 2016, the Predecessor contributed all of the stock of AquaVenture Holdings Curaçao N.V., the Predecessor's wholly owned subsidiary, to the Company in exchange for 1,000,000 ordinary shares of the Company. In addition, on July 1, 2016, the $35.0 million credit facility between AquaVenture Holdings Curaçao N.V. and a bank (the "Curaçao Credit Facility") was amended to add the company as a guarantor of the Curaçao Credit Facility.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AquaVenture Holdings Limited:

        We have audited the accompanying balance sheet of AquaVenture Holdings Limited (the "Company") as of June 17, 2016. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of AquaVenture Holdings Limited at June 17, 2016, in conformity with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Providence, Rhode Island
July 15, 2016

AQUAVENTURE HOLDINGS LIMITED

BALANCE SHEET

June 17, 2016
ASSETS
Total assets	$1

LIABILITIES AND SHAREHOLDER'S EQUITY
Total liabilities	$—

Commitments and contingencies
Shareholder's Equity
Ordinary shares, 250,000,000 shares authorized; 1 share issued and outstanding at June 17, 2016	1

Total shareholder's equity	1

Total liabilities and shareholder's equity	$1

See accompanying notes to balance sheet.

AQUAVENTURE HOLDINGS LIMITED

NOTES TO BALANCE SHEET

1. Organization

        AquaVenture Holdings Limited (the "Company") was formed as a British Virgin Islands ("BVI") company on June 17, 2016. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of AquaVenture Holdings LLC and subsidiaries (the "Predecessor").

        Prior to completing a public offering, as part of a restructuring the Predecessor expects to contribute all of the stock of AquaVenture Holdings Curaçao N.V., Quench USA, Inc. and Seven Seas Water Corporation and all the cash and other remaining assets and liabilities (other than the shares of the Company it holds) to the Company. The Predecessor will then merge with a newly formed subsidiary of the Company, resulting in the distribution of shares of the Company to the members of the Predecessor pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of the Predecessor, will then merge with a separate newly formed subsidiary of the Company, resulting in the distribution of shares of the Company to its members pursuant to the terms of its limited liability company agreement. Upon the contribution of the assets and liabilities of the Predecessor to the Company, the historical consolidated financial statements of the Predecessor will become the historical consolidated financial statements of the Company.

2. Summary of Significant Accounting Policies

        The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, statements of shareholder's equity, and statements of cash flows have not been presented in the financial statements because there have been no activities in this entity.

3. Shareholder's Equity

        The Company is authorized to issue 250,000,000 ordinary shares, no par value, 1 share of which has been issued and outstanding as of June 17, 2016.

4. Subsequent Events

        The Company has evaluated subsequent events through July 15, 2016, the date the financial statements were available for issuance. The subsequent events included the following:

a)
On July 1, 2016, the Predecessor contributed all of the stock of AquaVenture Holdings Curaçao N.V., the Predecessor's wholly owned subsidiary, to the Company in exchange for 1,000,000 ordinary shares of the Company. In addition, on July 1, 2016, the $35.0 million credit facility between AquaVenture Holdings Curaçao N.V. and a bank (the "Curaçao Credit Facility") was amended to add the company as a guarantor of the Curaçao Credit Facility.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31, 2015	June 30, 2016
ASSETS
Current Assets:
Cash and cash equivalents	$17,802	$31,186
Restricted cash	930	930
Trade receivables, net of allowances of $635 and $787, respectively	15,320	13,431
Inventory	4,814	5,342
Prepaid expenses and other current assets	6,147	6,769

Total current assets	45,013	57,658
Property, plant and equipment, net	112,488	111,370
Construction in progress	13,005	15,049
Long-term contract costs	91,700	88,948
Restricted cash	6,294	4,894
Other assets	2,021	2,700
Deferred tax asset	985	356
Intangible assets, net	56,127	53,766
Goodwill	98,023	98,023

Total assets	$425,656	$432,764

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$5,608	$5,145
Accrued liabilities	11,721	10,736
Current portion of long-term debt	19,347	21,926
Deferred revenue	2,718	2,575

Total current liabilities	39,394	40,382
Long-term debt	118,013	130,018
Deferred tax liability	1,514	1,981
Other long-term liabilities	1,575	2,368

Total liabilities	160,496	174,749

Commitments and contingencies (see Note 8)
Members' Equity
Class A preferred shares, 40,700 shares authorized, issued and outstanding at December 31, 2015 and June 30, 2016	195,988	195,988
Class B shares, 23,750 shares authorized; 22,436 and 22,429 shares issued and outstanding at December 31, 2015 and June 30, 2016, respectively	84,246	84,246
Class Q shares, 29,037 shares authorized, issued and outstanding at December 31, 2015 and June, 2016	143,666	143,666
Common shares, 30,669 shares authorized; 11,786 and 11,788 shares issued and outstanding at December 31, 2015 and June 30, 2016, respectively	4,974	4,976
Management incentive plan shares, 7,900 shares authorized; 7,679 shares issued and outstanding at December 31, 2015 and June 30, 2016	—	—
Additional paid-in capital	6,449	7,516
Accumulated deficit	(170,163)	(178,377)

Total members' equity	265,160	258,015

Total liabilities and members' equity	$425,656	$432,764

See accompanying notes to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Six Months Ended
	June 30, 2015	June 30, 2016
Revenues:
Bulk water	$21,111	$27,072
Rental	21,954	23,757
Other	3,733	4,564

Total revenues	46,798	55,393
Cost of revenues:
Bulk water	13,034	15,293
Rental	9,499	10,733
Other	2,028	2,507

Total cost of revenues	24,561	28,533
Gross profit	22,237	26,860
Selling, general and administrative expenses	23,413	28,152

Loss from operations	(1,176)	(1,292)
Other expense:
Interest expense, net	(3,410)	(5,429)
Other expense	(127)	(135)

Loss before income tax expense	(4,713)	(6,856)
Income tax expense	1,464	1,358

Net loss	$(6,177)	$(8,214)

See accompanying notes to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Six Months Ended
	June 30, 2015	June 30, 2016
Cash flows from operating activities:
Net loss	$(6,177)	$(8,214)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,700	14,761
Accretion of asset retirement obligation	18	19
Share-based compensation expense	1,650	1,067
Provision for bad debts	443	504
Deferred income tax provision	1,100	1,096
Inventory adjustment	(84)	86
Loss on disposal of assets	335	523
Amortization of debt financing fees	303	371
Accretion of acquisition contingent consideration	85	33
Accretion of debt	66	184
Other	(19)	69
Change in operating assets and liabilities:
Trade receivables	(2,644)	1,384
Inventory	(220)	(215)
Prepaid expenses and other current assets	(798)	(242)
Other assets	(1,081)	(1,141)
Current liabilities	2,110	77
Long-term liabilities	60	570

Net cash provided by operating activities	5,847	10,932

Cash flows from investing activities:
Capital expenditures	(11,249)	(10,509)
Long-term contract expenditures	(782)	(1,138)
Net cash paid for businesses acquired	(43,108)	(100)

Net cash used in investing activities	(55,139)	(11,747)

Cash flows from financing activities:
Proceeds from long-term debt	20,000	21,954
Payments of long-term debt	(4,155)	(8,079)
Payment of debt financing fees	(424)	(228)
Change in restricted cash for debt service commitments	—	1,400
Payment of acquisition contingent consideration	(732)	(850)
Proceeds from exercise of stock options	43	2
Proceeds from issuance of Class B shares	31,338	—

Net cash provided by financing activities	46,070	14,199

Change in cash and cash equivalents	(3,222)	13,384
Cash and cash equivalents at beginning of period	37,499	17,802

Cash and cash equivalents at end of period	$34,277	$31,186

See accompanying notes to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1. Description of the Business

        AquaVenture Holdings LLC is a Delaware limited liability company, which was formed on December 14, 2006. AquaVenture Holdings LLC and its subsidiaries (collectively, "AquaVenture" or the "Company") provides its customers Water-as-a-Service ("WAAS") solutions through two operating platforms: Seven Seas Water and Quench. Both operations are critical to AquaVenture, which is headquartered in Tampa, Florida.

        Seven Seas Water offers WAAS solutions by providing outsourced desalination and wastewater treatment services for governmental, municipal, industrial and hospitality customers. These solutions utilize reverse osmosis and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. Through this outsourced service model, Seven Seas Water assumes responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, Seven Seas Water enters into long-term agreements to sell to customers agreed-upon quantities of water that meet specified water quality standards. Seven Seas Water currently operates primarily throughout the Caribbean region and is pursuing new opportunities in North America, Latin America, India and the Middle East. Seven Seas Water is supported by an operations center in Tampa, Florida, which provides business development, engineering, field service support, procurement and administrative functions.

        Quench offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Quench's point-of-use systems purify a customer's existing water supply. Quench offers solutions to a broad mix of industries, including government, education, medical, manufacturing, retail, and hospitality. Quench installs and maintains its filtered water systems typically under multi-year contracts that renew automatically. Quench is supported by an operations center in King of Prussia, Pennsylvania.

2. Summary of Significant Accounting Policies

        Unless otherwise noted below, there have been no material changes to the accounting policies presented in Note 2—"Summary of Significant Accounting Policies" of the notes to the audited consolidated financial statements of AquaVenture Holdings LLC and its Subsidiaries for the year ended December 31, 2015.

Basis of Presentation

        The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, certain information and footnotes normally required by accounting principles generally accepted in the United States of America ("GAAP") for complete financial statements have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of AquaVenture Holdings LLC and its Subsidiaries for the year ended December 31, 2015. In management's opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

presentation of the Company's unaudited condensed consolidated balance sheet as of June 30, 2016, the unaudited condensed consolidated statements of operations for the six months ended June 30, 2015 and 2016 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2015 and 2016. The unaudited condensed consolidated balance sheet as of December 31, 2015 was derived from our audited consolidated balance sheet as of December 31, 2015, as presented in the audited consolidated financial statements of AquaVenture Holdings LLC and its Subsidiaries for the year ended December 31, 2015.

        The unaudited condensed consolidated financial statements include the accounts of AquaVenture Holdings LLC and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include: accounting for goodwill and identifiable intangible assets and any related impairment; property, plant and equipment and any related impairment; long-term contract costs and any related impairment; share-based compensation; allowance for doubtful accounts; obligations for asset retirement; acquisition contingent consideration; and deferred income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New Accounting Pronouncements

        In May 2014, the FASB issued authoritative guidance regarding revenue from contracts with customers, which specifies that revenue should be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration which the company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning on or after December 15, 2017 and interim periods within those annual periods and will require enhanced disclosures. The Company is currently evaluating the potential impact of the accounting and disclosure requirements on its unaudited condensed consolidated financial statements. The Company expects to finalize its assessment during 2017.

        In February 2016, the FASB issued authoritative guidance regarding leases, which requires lessees to recognize a lease liability and right-of-use asset for operating leases, with the exception of short-term leases. In addition, lessor accounting was modified to align, where necessary, with lessee accounting modifications and the authoritative guidance regarding revenue from contracts with customers. This guidance will be effective for annual reporting periods beginning on or after December 15, 2018, including interim periods within those annual periods, and early adoption is permitted. The Company is currently evaluating the potential impact of the accounting and disclosure requirements on its unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. Business Combinations

Biwater (BVI) Holdings Limited

        On June 11, 2015, AquaVenture Water Corporation, a British Virgin Islands, or BVI, company and an indirect wholly-owned subsidiary of AquaVenture, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited ("the BVI Acquiree"), pursuant to a Stock Purchase and Sale Agreement (the "BVI Purchase Agreement"). Under the terms of the BVI Purchase Agreement, all of the capital stock of the BVI Acquiree was acquired for a total purchase price of $47.8 million, including $44.5 million in cash and a note payable of $5.6 million to the seller with a fair value at the date of acquisition of $3.3 million. The note payable: (i) bears no interest; (ii) is payable in equal annual installments of $375 thousand beginning on the first anniversary of the BVI Purchase Agreement; (iii) terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances; and (iv) is unsecured and subordinated to all other indebtedness of the Company. Included in the liabilities of the BVI Acquiree is long-term debt between Biwater (BVI) Ltd., an indirect wholly-owned subsidiary of the Company, and a bank with a remaining unpaid balance as of the date of the BVI Purchase Agreement of $40.8 million, which approximates fair value. Biwater (BVI) Ltd. was subsequently renamed Seven Seas Water (BVI) Limited.

        The BVI Acquiree's wholly-owned subsidiary, Seven Seas Water (BVI) Ltd., provides potable water to the island of Tortola, BVI for a contracted fee payable by the government of BVI under a service concession arrangement, which expires in 2030. The revenue-producing operations of Seven Seas Water (BVI) Ltd. under the service concession arrangement commenced during November 2014. The Company acquired the stock of the BVI Acquiree to expand its installed base of seawater reverse osmosis desalination facilities used to provide WAAS.

        The operations of the BVI Acquiree are included in the Seven Seas Water reporting segment for periods after the date of acquisition.

Pro Forma Financial Information

        The following unaudited pro forma financial information (in thousands) for the Company gives effect to the acquisitions of the stock of the BVI Acquiree, which occurred on June 11, 2015, as if it had occurred on January 1, 2015. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	Six Months Ended June 30,
	2015	2016
Revenues	$51,349	$55,393
Net (loss)	$(5,988)	$(8,214)

4. Property, Plant and Equipment

        During the six months ended June 30, 2016, the Company began the implementation of a new enterprise resource planning ("ERP") system for the Quench reportable segment to replace its existing

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

4. Property, Plant and Equipment (Continued)

ERP system. Based on the current ERP project implementation plan, the Company reduced the remaining useful life and accelerate the depreciation on its existing ERP system as the new ERP system will be fully functional prior to the existing ERP system becoming fully depreciated. Depreciation expense, as reflected in selling, general and administrative expenses, was approximately $436 thousand higher for the six months ended June 30, 2016 as a result of the change in estimate. As a result, both loss from operations and net loss in the unaudited condensed consolidated statements of operations were approximately $436 thousand higher for the six months ended June 30, 2016.

5. Fair Value Measurements

        At December 31, 2015 and June 30, 2016, the Company had the following assets and liabilities measured at fair value on a recurring basis in the unaudited condensed consolidated balance sheets:

  •
  Money market funds are measured on a recurring basis and are recorded at fair value based on each fund's quoted market value per share in an active market, which is considered a Level 1 input.

  •
  Acquisition contingent consideration is measured on a recurring basis and is recorded at fair value based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, which is considered a Level 3 input.

  •
  The warrant liability is measured on a recurring basis and is recorded at fair value based on a Black-Scholes-Merton option pricing model. Any changes in fair value will be recorded in earnings.

        At December 31, 2015, the Company determined goodwill related to the Quench reporting unit was impaired. As a result, the Company measured the fair value of goodwill on a non-recurring basis.

        There were no transfers into or out of Level 1, 2 or 3 assets during the six months ended June 30, 2016. Transfers between levels are deemed to have occurred if the lowest level of input were to change.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. Fair Value Measurements (Continued)

        The Company's fair value measurements on as of December 31, 2015 and June 30, 2016 were as follows (in thousands):

Assets/Liabilities Measured at Fair Value	Asset/ (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2015
Recurring basis:
Money market funds	$1,501	$1,501	$—	$—
Warrant liability	$(97)	$—	$—	$(97)
Acquisition contingent consideration	$(915)	$—	$—	$(915)
Non-recurring basis:
Goodwill	$98,023	$—	$—	$98,023
As of June 30, 2016
Recurring basis:
Money market funds	$1,502	$1,502	$—	$—
Warrant liability	$(92)	$—	$—	$(92)
Acquisition contingent consideration	$(98)	$—	$—	$(98)

        The following table sets forth the changes in the estimated fair value for the Level 3 classified warrant liability (in thousands):

Fair value at December 31, 2015	$97
Change in fair value	(5)

Fair value at June 30, 2016	$92

        The following assumptions were used to determine the fair value of the warrant liability as of June 30, 2016: (i) expected term of 5.0 years; (ii) expected volatility of 32.9%; (iii) risk-free rate of 1.0%; and (iv) expected dividends of 0%. The Company recorded a gain on the change in fair value for the six months ended June 30, 2015 and 2016 of $19 thousand and $5 thousand, respectively, which was recorded in other expense in the unaudited condensed consolidated statements of operations.

        See Note 8—"Commitments and Contingencies" for changes in the estimated fair value and additional information on the acquisition contingent consideration.

6. Long-Term Debt

        During the six months ended June 30, 2016, the following changes occurred to existing debt agreements:

Quench Loan Agreement

        Pursuant to a loan amendment on January 23, 2016, the commencement of principal payments under the Quench Loan Agreement were deferred until July 2016. The Quench Loan Agreement was subsequently amended on July 25, 2016 to defer the commencement of principal payments until

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

6. Long-Term Debt (Continued)

January 2017 and modify the principal payment amounts. Pursuant to the July 25, 2016 loan amendment, the aggregate unpaid principal balance for all Tranches outstanding on December 23, 2016 shall be repaid in 23 equal monthly principal payments of $1.0 million, commencing on January 23, 2017 and one payment of $17.0 million on December 23, 2018. In addition, the amendment requires the payment of $350 thousand payable upon the earlier of December 23, 2018 or repayment of the entire outstanding principal balance of the Quench Loan Agreement. All other significant terms of the Quench Loan Agreement remained unchanged.

Curaçao Credit Facility

        The Curaçao Credit Facility consists of a term loan of $20.0 million and a delayed draw term loan of up to $15.0 million which was available to be drawn through March 18, 2016. On March 9, 2016, AquaVenture Holdings Curacao N.V. drew the full $15.0 million of available borrowing under the facility.

Trinidad Credit Facility

        On April 18, 2016, the Company entered into an amended and restated Trinidad Credit Agreement to, among other things, establish a new non-revolving facility for up to $8.0 million. On May 16, 2016, the Company drew approximately $7.0 million of the facility with the remaining available to be drawn upon through October 31, 2016. Principal on the non-revolving facility will be due in full on April 15, 2019 while interest is payable monthly. In addition, the amended and restated Trinidad Credit Agreement eliminated the debt service reserve requirement of the original agreement, which released $1.5 million of restricted cash for general use. All other significant terms of the Trinidad Credit Agreement remained unchanged.

7. Share-Based Compensation

AquaVenture Equity Awards

        The AquaVenture Equity Incentive Plan, which was amended on June 6, 2014 and October 27, 2014, allows for the issuance of Management Incentive Plan ("MIP") shares, Incentive shares and Class B shares, and the grant of options to purchase Common shares (including both Incentive shares and Ordinary shares) and Class B shares, to officers, employees, managers, directors and other key persons, including consultants to the Company (collectively, the "Participants"). All such grants are subject to time-based vesting, which is determined on a grant-by-grant basis, and certain other restrictions.

        As of December 31, 2015 and June 30, 2016, the aggregate number of shares by class authorized for grant under the Equity Incentive Plan, subject to adjustment upon a change in capitalization, was: (i) 7.9 million MIP shares; (ii) 10.7 million Common shares (including both Incentive and Ordinary shares); and (iii) 6.0 million Class B shares.

        Class B shares, MIP shares and Incentive shares granted as "profits interests" for federal tax purposes have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

7. Share-Based Compensation (Continued)

awarded is typically ten years, while all other award types contain no contractual term. Holders of the Class B shares, MIP shares and Incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested "profits interests" or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the awards. Unvested shares and options expire on the termination of the recipient's business relationship.

        There were no grants of equity awards during the six months ended June 30, 2016.

        The following table presents the activity of the Incentive shares, MIP shares and Class B shares for the six months ended June 30, 2016 (in thousands, except per share amounts):

	Incentive Shares		MIP Shares		Class B Shares
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2015	506	$0.30	940	$0.31	4,072	$0.81
Forfeited	—	—	—	—	(7)	$0.82
Vested	(117)	$0.28	(940)	$0.31	(683)	$0.81

Unvested as of June 30, 2016	389	$0.31	—	$—	3,382	$0.81

        During the six months ended June 30, 2016, the weighted average per share intrinsic value of the vested Incentive shares, MIP shares, and Class B shares was $0.92, $0.00 and $0.00, respectively. As of June 30, 2016, 262 thousand unvested Incentive shares had a hurdle price of $2.09 while the remaining 127 thousand unvested shares had no hurdle price. All of the Class B shares had a hurdle price of $4.95 per share as of June 30, 2016.

        As of June 30, 2016, total unrecognized compensation expense related to the Incentive shares and Class B shares was $2.7 million, which will be recognized over a weighted-average remaining period of 2.4 years.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

7. Share-Based Compensation (Continued)

        The following table presents the activity of options to purchase Ordinary shares and Class B shares for the six months ended June 30, 2016 (in thousands, except per share amounts):

	Options to Purchase Ordinary Shares		Options to Purchase Class B Shares
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2015	1,319	$1.14	170	$4.95
Exercised	(2)	$0.60	—	$—
Forfeited	(1)	$0.60	—	$—
Expired	(7)	$0.60	—	$—

Outstanding as of June 30, 2016	1,309	$1.14	170	$4.95

Exercisable as of June 30, 2016	1,096	$0.91	41	$4.95

        The weighted average per share intrinsic value of options to purchase Ordinary shares exercised during the six months ended June 30, 2016 was $1.99. There were no options to purchase Class B shares exercised during the six months ended June 30, 2016.

        The remaining weighted-average contractual term for options to purchase Ordinary shares and Class B shares outstanding as of June 30, 2016 was 5.2 years and 8.9 years, respectively. The remaining weighted average contractual term for options to purchase Ordinary shares and Class B shares exercisable as of June 30, 2016 was 4.7 years and 8.9 years, respectively. The weighted average per share intrinsic value of options to purchase Ordinary shares and Class B shares outstanding as of June 30, 2016 was $1.45 and $0.00, respectively. The weighted average per share intrinsic value of options to purchase Ordinary shares exercisable as of June 30, 2016 was $1.68 and $0.00, respectively. As of June 30, 2016, exercise prices for the options to purchase Ordinary shares outstanding ranged from $0.50 to $2.59 and for options to purchase Class B shares was $4.95.

        As of June 30, 2016, total unrecognized compensation expense related to the options to purchase Ordinary shares and Class B shares was $414 thousand, which will be recognized over a weighted-average remaining period of 2.4 years.

Quench USA Holdings LLC Equity Awards

        In addition to being eligible for AquaVenture equity awards, employees of Quench remain eligible for continued vesting of Quench USA Holdings, LLC equity awards granted before the date of the Contribution and remain eligible for new grants of equity awards of Quench USA Holdings, LLC, as approved by the Compensation Committee of the Board of Managers of AquaVenture.

        The Company recognizes share-based compensation expense for equity awards that will continue to vest and for new awards granted by Quench USA Holdings, LLC to the extent such expense was not previously recorded. The equity awards that will continue to vest subsequent to the date of the Contribution Agreement include options to purchase ordinary shares of Quench USA Holdings, LLC

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

7. Share-Based Compensation (Continued)

and incentive shares of Quench USA Holdings, LLC granted as "profits interests" for federal income tax purposes. Equity awards granted after the date of the Contribution include options to purchase ordinary shares of Quench USA Holdings, LLC. The awards granted pursuant to the Quench USA Holdings, LLC equity incentive plan are typically subject to time-based vesting terms from the vesting commencement date and certain other restrictions. Both options and incentive shares granted as "profits interests" are typically subject to a time-based vesting term, which is determined on a grant-by-grant basis. Incentive shares granted as "profits interests" have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is ten years, while the incentive shares contain no contractual term. Holders of incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested "profits interests" or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the award. Unvested shares and options expire on the termination of the recipient's business relationship.

        The following table presents the activity of the Quench USA Holdings, LLC incentive shares granted as "profits interests" for the six months ended June 30, 2016 (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2015	1,000	$0.13
Vested	(1,000)	$0.13

Unvested as of June 30, 2016	—	$—

        During the six months ended June 30, 2016, the weighted average per share intrinsic value of such vested shares was $0.00.

        The following table presents the activity of options to purchase Quench USA Holdings, LLC shares for the six months ended June 30, 2016 (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2015	2,500	$1.01
Forfeited	(138)	$1.00
Expired	(58)	$1.00

Outstanding as of June 30, 2016	2,304	$1.02

Exercisable as of June 30, 2016	1,359	$1.03

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

7. Share-Based Compensation (Continued)

        There were no options exercised during the six months ended June 30, 2016. The remaining average contractual term for the options outstanding and exercisable as of June 30, 2016 was 7.9 years and 7.7 years, respectively.

        As of June 30, 2016, total unrecognized compensation expense related to the Quench USA Holdings, LLC equity awards was $383 thousand, which will be recognized over a weighted-average remaining period of 1.8 years.

Share-Based Compensation Expense

        Total share-based compensation expense recognized related to all equity awards during the six months ended June 30, 2015 and 2016 was $1.6 million and $1.1 million, respectively. The share-based compensation expense for the six months ended June 30, 2015 and 2016 included $403 thousand and $106 thousand, respectively, related to the Quench USA Holdings, LLC equity awards. There was no related tax benefit for the six months ended June 30, 2015 and 2016 as a full deferred tax asset valuation allowance was recorded for all subsidiaries which had stock compensation expenses.

8. Commitments and Contingencies

Asset Retirement Obligations

        Asset retirement obligation ("ARO") liabilities, which arise from contractual requirements to perform certain asset retirement activities and is generally recorded when the asset is constructed, is based on the Company's engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. As appropriate, the Company revises certain of its liabilities based on changes in the projected costs for future removal and shipping activities. These revisions, along with accretion expense, are included in cost of revenues in the unaudited condensed consolidated statement of operations.

        The following table sets forth the changes of the ARO for the six months ended June 30, 2016 (in thousands):

Six Months Ended June 30, 2016
Asset retirement obligation at December 31, 2015	$1,057
Accretion of obligation	19

Asset retirement obligation at June 30, 2016	$1,076

        For the six months ended June 30, 2015 and 2016, the accretion of the obligation was $18 thousand and $19 thousand, respectively. At December 31, 2015 and June 30, 2016, the current portion of the ARO liabilities was $209 thousand $0, respectively, and was recorded in accrued liabilities in the unaudited condensed consolidated balance sheets. At December 31, 2015 and June 30, 2016, the long-term portion of the ARO liabilities was $848 thousand and $1.1 million, respectively,

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

8. Commitments and Contingencies (Continued)

and was recorded in other long-term liabilities in the unaudited condensed consolidated balance sheets. As a result of a contract extension, $209 thousand was reclassed from accrued liabilities to other long-term liabilities as of June 30, 2016.

Acquisition Contingent Consideration

        Acquisition contingent consideration represents the net present value of the additional purchase price that is contingent on the future performance of an acquired business. The acquisition contingent consideration was derived in connection with certain historical acquisitions made by Quench prior to the Contribution and are expected to be paid as required during 2016.

        The following table sets forth the changes of the acquisition contingent consideration for the six months ended June 30, 2016 (in thousands):

Six Months Ended June 30, 2016
Acquisition contingent consideration at December 31, 2015	$915
Payments	(850)
Interest accretion	33

Acquisition contingent consideration at June 30, 2016	$98

        For the six months ended June 30, 2015 and 2016, the accretion of the obligation was $72 thousand and $33 thousand, respectively. In April 2016, a payment of $850 thousand was made while the remainder of the acquisition contingent consideration balance is expected to be paid during 2016. At December 31, 2015 and June 30, 2016, the remaining balance of the acquisition contingent consideration of $915 thousand and $98 thousand, respectively, was classified as current and recorded in accrued liabilities in the unaudited condensed consolidated balance sheets.

        The acquisition contingent consideration liabilities are recorded at fair value as of December 31, 2015 and June 30, 2016 based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, the term of the earn-out period and a discount rate of 10%. Any change in the valuation of the acquisition contingent consideration is recorded as a valuation adjustment within selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

Change in Control Incentive Bonus Plan

        In connection with the Contribution on June 6, 2014, the Company assumed a management incentive bonus ("Quench MIP") pursuant to which certain employees of Quench USA are entitled to a special cash bonus upon the occurrence of a sale event. As defined in the Quench MIP, a sale event includes, but is not limited to, an initial public offering. The potential cash bonus pool under the Quench MIP would be the lesser of: (i) 10% of the value of the outstanding securities of Quench USA

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

8. Commitments and Contingencies (Continued)

Holdings LLC in excess of $21 million after giving effect to all payments under the plan; or (ii) $6 million.

        As of December 31, 2015 and June 30, 2016, the Company has not recorded any liability related to the Quench MIP as no events had occurred nor was it probable an event would occur that would require payment under the Quench MIP.

Litigation, Claims and Administrative Matters

        The Company, may, from time to time, be a party to legal proceedings, claims, and administrative matters that arise in the normal course of business. The Company has made accruals with respect to certain of these matters, where appropriate, that are reflected in the unaudited condensed consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, the Company has not yet determined that a loss is probable or the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, the Company currently does not expect that these proceedings and claims, individually or in the aggregate, will have a material effect on the unaudited condensed consolidated financial position, results of operations, or cash flows. The outcome of any litigation is inherently uncertain, however, and if decided adversely to the Company, or if the Company determines that settlement of particular litigation is appropriate, the Company may be subject to liability that could have a material adverse effect on the unaudited condensed consolidated financial position, results of operations, or cash flows. The Company maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that the Company insures against are customer lawsuits caused by damage or nonperformance, workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that the Company's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities. As of December 31, 2015 and June 30, 2016, the Company has determined there are no matters for which a material loss is reasonably possible or the Company has either determined that the range of loss is not reasonably estimable or that any reasonably estimable range of loss is not material to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

9. Supplemental Cash Flow Information

        Supplemental cash flow information is as follows (in thousands):

	Six Months Ended June 30,
	2015	2016
Cash paid during the period:
Interest, net	$2,872	$5,364
Income taxes, net	$—	$55
Non-Cash Transaction Information
Unpaid capital expenditures	$1,308	$1,013
Unpaid offering costs	$808	$1,202
Unpaid debt financing costs	$288	$13

10. Segment Reporting

        The Company has two operating and reportable segments including Seven Seas Water and Quench. This determination is supported by, among other factors: the existence of individuals responsible for the operations of each segment and who also report directly to the Company's chief operating decision maker ("CODM"), the nature of the segment's operations and information presented to the Company's governing board and CODM.

        Seven Seas Water provides outsourced desalination solutions and wastewater treatment for governmental, municipal, industrial and hospitality customers internationally under long-term contracts. Quench provides bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers throughout the United States typically under multi-year contracts. Revenues reported under the Seven Seas Water reportable segment primarily represent bulk water sales and service, including revenues generated from service concession arrangements, whereas revenues under the Quench reportable segment primarily represent rental of filtered water and related systems.

        The Company records all non-direct general and administrative costs in its Seven Seas Water reportable segment and does not allocate these costs to the Quench reportable segment. All intercompany transactions are eliminated for segment presentation purposes.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

10. Segment Reporting (Continued)

        The following table provides information by reportable segment for the six months ended June 30, 2015 (in thousands):

	Six Months Ended June 30, 2015
	Seven Seas Water	Quench	Total
Revenues:
Bulk water	$21,111	$—	$21,111
Rental	—	21,954	21,954
Other	—	3,733	3,733

Total revenues	21,111	25,687	46,798
Gross profit:
Bulk water	8,077	—	8,077
Rental	—	12,455	12,455
Other	—	1,705	1,705

Total gross profit	8,077	14,160	22,237
Selling, general and administrative expenses	8,013	15,400	23,413

Income (loss) from operations	64	(1,240)	(1,176)
Other expense, net	(1,470)	(2,067)	(3,537)

Loss before income tax expense	(1,406)	(3,307)	(4,713)
Income tax expense	1,110	354	1,464

Net loss	$(2,516)	$(3,661)	$(6,177)

Other information:
Depreciation and amortization expense	$5,597	$5,103	$10,700
Interest expense, net	$1,343	$2,067	$3,410
Expenditures for long-lived assets	$7,373	$4,658	$12,031
Amortization of deferred financing fees	$245	$58	$303

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

10. Segment Reporting (Continued)

        The following table provides information by reportable segment for the six months ended June 30, 2016 (in thousands):

	Six Months Ended June 30, 2016
	Seven Seas Water	Quench	Total
Revenues:
Bulk water	$27,072	$—	$27,072
Rental	—	23,757	23,757
Other	—	4,564	4,564

Total revenues	27,072	28,321	55,393
Gross profit:
Bulk water	11,779	—	11,779
Rental	—	13,024	13,024
Other	—	2,057	2,057

Total gross profit	11,779	15,081	26,860
Selling, general and administrative expenses	9,933	18,219	28,152

Income (loss) from operations	1,846	(3,138)	(1,292)
Other expense, net	(3,526)	(2,038)	(5,564)

Loss before income tax expense	(1,680)	(5,176)	(6,856)
Income tax expense	1,358	—	1,358

Net loss	$(3,038)	$(5,176)	$(8,214)

Other information:
Depreciation and amortization expense	$8,088	$6,673	$14,761
Interest expense, net	$3,391	$2,038	$5,429
Expenditures for long-lived assets	$5,887	$5,760	$11,647
Amortization of deferred financing fees	$305	$66	$371

        As of December 31, 2015, total assets for the Seven Seas Water and Quench reportable segments was $235.1 million and $190.5 million, respectively. As June 30, 2016, total assets for the Seven Seas Water and Quench reportable segments was $240.7 million and $192.1 million, respectively.

11. Significant Concentrations, Risks and Uncertainties

        The Company is exposed to interest rate risk resulting from its variable rate loans outstanding that adjust with movements in LIBOR or the lending bank's prime lending rate.

        For the six months ended June 30, 2016, a significant portion of the Company's revenues are derived from countries in the Caribbean region. Demand for water in the Caribbean region is impacted by, among other things, levels of rainfall and the tourism industry. High levels of rainfall and a downturn in the level of tourism and demand for real estate could adversely impact the future performance of the Company.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

11. Significant Concentrations, Risks and Uncertainties (Continued)

        At June 30, 2016, a significant portion of the Company's property, plant and equipment is located in the Caribbean region. The Caribbean islands are situated in a geography where tropical storms and hurricanes occur with regularity, especially during certain times of the year. The Company designs its plant facilities to withstand such conditions; however, a major storm could result in plant damage or periods of reduced consumption or unavailability of electricity or source seawater needed to produce water. It is the Company's policy to maintain adequate levels of property and casualty insurance; however, the Company only insures certain plants for wind.

        The operation of desalination plants requires significant amounts of electricity which typically is provided by the local utility of the jurisdiction in which the plant is located. A shortage of supply caused by force majeure or material increases in electricity costs could adversely impact the Company's operating results. To mitigate the risk of electricity cost increases, the Company has generally contracted with major customers for those cost increases to be borne by the customers and has invested in energy efficient technology. Management believes that rising energy costs and availability of its supply of electricity would not have a material adverse effect on its future performance.

12. Subsequent Events

        The Company has evaluated subsequent events through September 23, 2016, the date of issuance of the unaudited condensed consolidated financial statements for the six months ended June 30, 2016. The subsequent events included the following:

  •
  On July 25, 2016, the Company amended the Quench Loan Agreement to defer the loan amortization payments until January 2017 and modify the amount of such payments (Note 6).

  •
  On September 15, 2016, AquaVenture Holdings Peru S.A.C. ("AVH Peru"), a Peruvian company and an indirect wholly-owned subsidiary of AquaVenture, entered into a purchase and sale agreement to acquire all of the outstanding shares of Aguas De Bayovar S.A.C ("ADB") and all of the rights and obligations under a design and construction contract for a desalination plant and related infrastructure located in Peru with a design capacity of 2.7 million GPD, which was completed in 2010 ("Peru Transaction"). ADB operates and maintains the desalination plant and related infrastructure constructed under the design and construction agreement to produce water for a contracted fee on a take-or-pay basis for a customer phosphate mining company pursuant to an operating and maintenance agreement, which expires in 2037. The rights to the design and construction contract include monthly installment payments for the construction of the desalination plant and related infrastructure, which continues until 2024. These payments are accounted for as a long term note receivable. Under the terms of the purchase and sale agreement, the aggregate purchase price is estimated to be approximately $45 million, subject to adjustments. The closing of the transaction, which is expected to occur during the fourth quarter of 2016, is subject to, among other requirements, our consummation of an initial public offering or the securing of debt financing to finance the transaction. The Peru Transaction, upon closing, would expand the Company's installed base of seawater reverse osmosis desalination facilities used to provide Water-as-a-Service, its presence in South America and the industries served.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AquaVenture Holdings LLC:

        We have audited the accompanying consolidated balance sheets of AquaVenture Holdings LLC and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, members' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited Schedule I—Condensed Financial Information of the Registrant. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AquaVenture Holdings LLC and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Providence, Rhode Island May 13, 2016

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,
	2014	2015
ASSETS
Current Assets:
Cash and cash equivalents	$37,499	$17,802
Restricted cash	—	930
Trade receivables, net of allowance for doubtful accounts	10,850	15,320
Inventory	4,405	4,814
Deferred tax asset	568	—
Prepaid expenses and other current assets	1,576	6,147

Total current assets	54,898	45,013
Property, plant and equipment, net	107,273	112,488
Construction in progress	9,242	13,005
Long-term contract costs, net	13,468	91,700
Restricted cash	2,700	6,294
Other assets	445	2,021
Deferred tax asset	2,412	985
Intangible assets, net	60,903	56,127
Goodwill	123,325	98,023

Total assets	$374,666	$425,656

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$4,276	$5,608
Accrued liabilities	8,063	11,721
Current portion of long-term debt	8,265	19,347
Deferred revenue	3,348	2,718

Total current liabilities	23,952	39,394
Long-term debt	76,102	118,013
Deferred tax liability	806	1,514
Other long-term liabilities	1,837	1,575

Total liabilities	102,697	160,496

Commitments and contingencies (see Note 15)
Members' Equity
Class A preferred shares, 40,700 shares authorized, issued and outstanding at December 31, 2014 and 2015	195,988	195,988
Class B shares, 16,500 and 23,750 shares authorized; 15,890 and 22,436 shares issued and outstanding at December 31, 2014 and 2015, respectively	52,620	84,246
Class Q shares, 29,037 shares authorized, issued and outstanding at December 31, 2014 and 2015	143,666	143,666
Common shares, 30,669 shares authorized; 11,820 and 11,786 shares issued and outstanding at December 31, 2014 and 2015, respectively	4,931	4,974
Management incentive plan shares, 7,900 shares authorized; 7,797 and 7,679 shares issued and outstanding at December 31, 2014 and 2015, respectively	—	—
Additional paid-in capital	3,138	6,449
Accumulated deficit	(128,374)	(170,163)

Total members' equity	271,969	265,160

Total liabilities and members' equity	$374,666	$425,656

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Year Ended December 31,
	2013	2014	2015
Revenues:
Bulk water	$27,780	$38,989	$47,444
Rental	—	23,995	44,654
Other	—	4,143	8,237

Total revenues	27,780	67,127	100,335
Cost of revenues
Bulk water	15,765	21,037	29,090
Rental	—	10,984	20,210
Other	—	2,091	4,190

Total cost of revenues	15,765	34,112	53,490
Gross profit	12,015	33,015	46,845
Selling, general and administrative expenses	11,764	31,653	49,437
Goodwill impairment	—	—	27,353

Income (loss) from operations	251	1,362	(29,945)

Other (expense) income:
Interest expense	(961)	(5,155)	(8,512)
Interest income	12	7	5
Other expense	(124)	(325)	(364)

Loss before income tax	(822)	(4,111)	(38,816)
Income tax expense (benefit)	387	(1,984)	2,973

Net loss	$(1,209)	$(2,127)	$(41,789)

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
(IN THOUSANDS)

	Class A Preferred Shares								Management Incentive Plan Shares
			Class B Shares		Class Q Shares		Common Shares
											Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2012	—	$—	—	$—	—	$—	11,482	$4,918	—	$—	$1,308	$(15,450)	$(9,224)
Issuance for share-based compensation, net of forfeitures	—	—	—	—	—	—	894	—	—	—	—	—	—
Accretion of Class A Redeemable Convertible Preferred shares	—	—	—	—	—	—	—	—	—	—	(148)	—	(148)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	224	—	224
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,209)	(1,209)

Balance at December 31, 2013	—	—	—	—	—	—	12,376	4,918	—	—	1,384	(16,659)	(10,357)
Issuance of shares, net of issuance costs	—	—	10,638	52,620	29,037	143,666	—	—	—	—	—	—	196,286
Issuance for share-based compensation, net of forfeitures	—	—	5,252	—	—	—	(580)	—	7,797	—	—	—	—
Exercise of options	—	—	—	—	—	—	24	13	—	—	—	—	13
Accretion of Class A Redeemable Convertible Preferred shares	—	—	—	—	—	—	—	—	—	—	(3)	—	(3)
Reclassification from temporary equity	40,700	86,400	—	—	—	—	—	—	—	—	—	—	86,400
Adjustment for extinguishment and reissuance of Class A Preferred shares	—	109,588	—	—	—	—	—	—	—	—	—	(109,588)	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	1,757	—	1,757
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,127)	(2,127)

Balance at December 31, 2014	40,700	$195,988	15,890	$52,620	29,037	$143,666	11,820	$4,931	7,797	$—	$3,138	$(128,374)	$271,969
Issuance of shares, net of issuance costs	—	—	6,401	31,626	—	—	—	—	—	—	—	—	31,626
Issuance for share-based compensation, net of forfeitures	—	—	145	—	—	—	(106)	—	(118)	—	—	—	—
Exercise of options	—	—	—	—	—	—	72	43	—	—	—	—	43
Share-based compensation	—	—	—	—	—	—	—	—	—	—	3,311	—	3,311
Net loss	—	—	—	—	—	—	—	—	—	—	—	(41,789)	(41,789)

Balance at December 31, 2015	40,700	$195,988	22,436	$84,246	29,037	$143,666	11,786	$4,974	7,679	—	$6,449	$(170,163)	$265,160

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net loss	$(1,209)	$(2,127)	$(41,789)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,226	14,831	24,142
Accretion of asset retirement obligation	27	35	36
Share-based compensation expense	225	1,757	3,311
Provision for bad debts	4	693	552
Deferred income tax provision	206	(2,325)	2,703
Inventory write-off	—	397	176
Adjustment to fully-accreted asset retirement obligation	(234)	—	—
Change in fair value of acquisition contingent consideration liability	—	(45)	(124)
Loss on disposal of assets	54	604	822
Amortization of deferred financing fees	343	609	674
Accretion of acquisition contingent consideration	—	116	116
Accretion of debt	—	79	259
Goodwill impairment	—	—	27,353
Other	—	4	(23)
Change in operating assets and liabilities:
Trade receivables	(1,683)	682	(3,640)
Inventory	(126)	(871)	(568)
Prepaid expenses and other current assets	(82)	1,071	(3,718)
Other assets	219	70	(1,928)
Current liabilities	490	770	622
Other long-term liabilities	—	—	630

Net cash provided by operating activities	5,460	16,350	9,606

Cash flows from investing activities:
Capital expenditures	(41,754)	(20,133)	(21,350)
Long-term contract expenditures	—	(19)	(1,611)
Proceeds from restricted cash	1,000	—	—
Net cash paid for businesses acquired	—	(13,267)	(43,696)
Sale of residential division	—	298	—
Other	—	6	9

Net cash used in investing activities	(40,754)	(33,115)	(66,648)

Cash flows from financing activities:
Proceeds from long-term debt	44,117	10,000	20,000
Payments of long-term debt	(1,072)	(8,113)	(12,617)
Payment of deferred financing fees	(891)	(115)	(775)
Proceeds from stock subscription receivable	—	2,500	—
Cash restricted for debt service commitments	(2,700)	—	—
Payment of acquisition contingent consideration	—	(319)	(932)
Proceeds from exercise of stock options	—	13	43
Proceeds from issuance of Class B shares, net of issuance costs	—	36,021	31,626

Net cash provided by financing activities	39,454	39,987	37,345

Change in cash and cash equivalents	4,160	23,222	(19,697)
Cash and cash equivalents at beginning of year	10,117	14,277	37,499

Cash and cash equivalents at end of year	$14,277	$37,499	$17,802

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business

        AquaVenture Holdings LLC is a Delaware limited liability company, which was formed on December 14, 2006. AquaVenture Holdings LLC and its subsidiaries (collectively, "AquaVenture" or the "Company") provides its customers Water-as-a-Service ("WAAS") solutions through two operating platforms: Seven Seas Water and Quench. Both operations are critical to AquaVenture, which is headquartered in Tampa, Florida.

        Seven Seas Water offers WAAS solutions by providing outsourced desalination and wastewater treatment services for governmental, municipal, industrial and hospitality customers. These solutions utilize reverse osmosis and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. Through this outsourced service model, Seven Seas Water assumes responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, Seven Seas Water enters into long-term agreements to sell to customers agreed-upon quantities of water that meet specified water quality standards. Seven Seas Water currently operates primarily throughout the Caribbean region and is pursuing new opportunities in North America, Latin America, India and the Middle East. Seven Seas Water is supported by an operations center in Tampa, Florida, which provides business development, engineering, field service support, procurement and administrative functions.

        Quench offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Quench's point-of-use systems purify a customer's existing water supply. Quench offers solutions to a broad mix of industries, including government, education, medical, manufacturing, retail, and hospitality. Quench installs and maintains its filtered water systems typically under multi-year contracts that renew automatically. Quench is supported by an operations center in King of Prussia, Pennsylvania.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of AquaVenture Holdings LLC and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include: accounting for goodwill and identifiable intangible assets and any related impairment; property, plant and equipment and any related impairment; long-term contract costs and any related impairment; share-based compensation; allowance for doubtful accounts; obligations for asset retirement; acquisition contingent consideration; and deferred income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company classifies all highly liquid investments with an original initial maturity of three months or less as cash equivalents. Cash and cash equivalents consist of cash on hand with domestic and foreign banks and, at times, may exceed insurance limits of the Federal Deposit Insurance Corporation, or similar insurance in foreign jurisdictions. Cash and cash equivalents are stated at cost, which approximates fair value due to the short duration of their maturities.

Restricted Cash

        As of December 31, 2014 and 2015, the Company had an aggregate of $2.7 million and $7.2 million, respectively, deposited in restricted bank accounts of which $0 and $930 thousand, respectively, was classified as current and $2.7 million and $6.3 million, respectively, was classified as long-term in the consolidated balance sheets.

        On June 11, 2015, AquaVenture Water Corporation, a British Virgin Islands, or BVI, company and an indirect wholly-owned subsidiary of AquaVenture, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited, which was subsequently renamed AquaVenture (BVI) Holdings Limited ("BVI Acquiree"), pursuant to a Stock Purchase and Sale Agreement ("BVI Purchase Agreement"). Under the terms of a vendor agreement assumed under the BVI Purchase agreement, the Company is required to retain $930 thousand as a performance security in a restricted bank account until certain contractual provisions are met. While not legally restricted, the Company considers this cash and cash equivalents balance restricted as of December 31, 2015 and expects to release these funds during 2016. The restricted cash is classified as a current asset in the consolidated balance sheets.

        The Company is required to maintain a deposit in local restricted bank accounts as a debt service reserve fund for the following credit agreements: (i) the amended credit agreement between a bank and Seven Seas Water (Trinidad) Unlimited, an indirect wholly-owned subsidiary of the Company (collectively, the "Trinidad Credit Agreement"); (ii) the amended credit agreement between a bank and Seven Seas Water Corporation (USVI), an indirect wholly-owned subsidiary of the Company (collectively, the "USVI Credit Agreement"); and (iii) a credit facility between a bank and Biwater (BVI) Limited, which was subsequently renamed Seven Seas Water (BVI) Limited, an indirect wholly-owned subsidiary of the Company (collectively, the "BVI Loan Agreement"). The required balance of the restricted cash will fluctuate over the term of the agreements based on required debt service payments and is based on three months of debt service payments for both the Trinidad Credit Agreement and the USVI Credit Agreement and based on a percentage of loan proceeds as determined by the bank for the BVI Loan Agreement. As of December 31, 2014 and 2015, $2.7 million and $6.3 million, respectively, was deposited into restricted bank accounts in accordance with the terms of these credit agreements and are classified as a noncurrent asset in the consolidated balance sheets. The debt service reserve fund for the USVI Credit Agreement, the Trinidad Credit Agreement and the BVI Loan Agreement will be fully released in March 2018, September 2020 and June 2021, respectively, when the respective loan balances mature.

        During the year ended December 31, 2013, $1.0 million of restricted cash was released for general use as a result of the Company meeting certain specified construction milestones in the applicable water supply agreement.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Trade Receivables, net

        Trade receivables are recorded at invoiced amounts, based principally on: meter readings; minimum take-or-pay amounts as provided in contractual arrangements; rental agreements of Company-owned filtered water systems; upon the completion of service work performed; or delivery of goods. Trade receivables do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical write-off experience, delinquency trends, and a specific analysis of significant receivable balances that are past due. Account balances are charged off against the allowance for doubtful accounts after all reasonable collection efforts have been exhausted. As of December 31, 2014 and 2015, the allowance for doubtful accounts was $692 thousand and $635 thousand, respectively.

        The provision for bad debt expenses for the years ended December 31, 2013, 2014 and 2015 was $4 thousand, $693 thousand and $552 thousand, respectively, and is included in selling, general and administrative expenses ("SG&A") in the consolidated statements of operations. Deductions, including write-offs of uncollectible accounts receivable, to the allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015 were $148 thousand, $48 thousand and $609 thousand, respectively.

Inventory

        Inventory is directly related to the plant and rental assets recorded within property, plant and equipment and includes plant and filtration and related equipment, filters and parts, consumables and other ancillary products and supplies. Inventory is valued at the lower of cost or net realizable value on a first-in, first-out basis and is periodically reviewed for excess and damage.

Revenue Recognition

        Through the Seven Seas Water and Quench operating platforms, the Company generates revenues from the following primary sources: (i) bulk water sales and service; (ii) service concession revenue; (iii) rental of water filtration and related equipment; and (iv) sale of water filtration and related equipment, supplies and maintenance services. The revenue recognition policy for each of the primary sources of revenue are as follows:

        Bulk Water Sales and Service.    Through the Seven Seas Water operating platform, the Company recognizes revenues from bulk water sales and service at the time water is supplied to customers in accordance with the contractual agreements. Certain contractual agreements contain minimum monthly charge provisions which allow the Company to invoice the customer for the greater of the water supplied or a minimum monthly charge. The amount of water supplied is based on meter readings performed at or near the end of the month. Estimates of revenue for unbilled water are recorded when meter readings occur at a time other than the end of a period.

        Certain contracts which require the construction of facilities to provide bulk water to a specific customer are required to be accounted for as leases. These contracts are generally accounted for as operating leases as a result of the provisions of the contract. The Company has determined revenue

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

recognition for contracts determined to be operating leases is consistent with revenue recognition for bulk water sales and service contracts.

        Service Concession Arrangements.    Through the Seven Seas Water operating platform, the Company recognizes revenues from service concession arrangements. Service concession arrangements are agreements entered into with a public-sector entity which controls both (i) the ability to modify or approve the services and prices provided by the operating company and (ii) beneficial entitlement to, or residual interest in, the infrastructure at the end of the term of the agreement. The Company's service concession arrangements require the construction of infrastructure, which is ultimately operated by the Company to provide bulk water to the customer in accordance with the contractual agreement. Revenues are calculated based on the amount of water supplied and contractually established rates. The amount of water supplied is based on meter readings, which are typically performed at or near the end of the month. Estimates of revenue for unbilled water are recorded when meter readings occur at a time other than the end of a period. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

        The Company has determined revenue is recognized consistent with bulk water sales and service as a result of the Company's continuing obligation to perform under the water supply contract.

        Rental of Water Filtration and Related Equipment.    Through the Quench operating platform, the Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements, which include related executory costs, are accounted for as operating leases and are considered one unit of accounting. As a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

        Sale of Water and Related Filtration Equipment, Supplies and Maintenance Services.    Through the Quench operating platform, the Company recognizes revenues from the sale of water and related filtration equipment and supplies when ownership passes to the customers, the fee is fixed and determinable and collectability is reasonably assured. Depending upon the contractual terms of the arrangement, ownership may pass upon shipment, delivery or after the successful installation of the equipment at the customer site, if required. Shipping and handling costs paid by the customer are included in revenues. Maintenance services are performed on both a time-and-materials basis and through multiyear contractual arrangements. Revenues for services performed on a time-and-material basis are recognized when services have been rendered, the fee is fixed and determinable and collectability is reasonable assured. Revenues for services performed through multiyear contracts are recognized ratably over the service period. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

Sales Taxes Assessed by Governmental Agencies

        The Company collects sales tax for various taxing authorities and records these amounts on a net basis; thus, sales tax amounts are not included in revenues.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

        Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values. Depreciation rates are determined based on the estimated useful lives of the assets as follows:

Building and improvements	20 years
Plants and related equipment	5 to 25 years
Rental equipment	2 to 7 years
Office furniture, fixtures, and equipment	3 to 10 years
Vehicles	3 to 7 years
Leasehold improvements	Shorter of 7 years or remaining lease term

        Depreciation expense related to the plant operations and rental property is included in cost of revenues in the consolidated statements of operations. Expenditures for repairs and maintenance are expensed as incurred whereas major betterments are capitalized.

Construction in Progress

        Construction in progress is comprised of the cost of the contracted services, direct labor, materials, and allocable overhead related to plant construction projects and are capitalized when the construction of the asset has been deemed probable. Costs incurred prior to the construction of the asset being deemed probable are expensed as incurred. Assets under construction are recorded as additions to property, plant, and equipment upon completion of the projects. Depreciation commences in the month the asset is placed in service.

Capitalized Interest

        The Company capitalizes interest incurred during the period of plant construction. Construction period interest is recorded within construction in progress during the construction period and as a cost of the underlying property, plant and equipment once the asset is placed into service.

Long-term Contract Costs

        Long-term contract costs consist of both deferred contract costs related to service concession arrangements and contract intangible assets related to service concession arrangements established in purchase accounting. The long-term contract costs classified as deferred contract costs represent costs incurred for contracted services, direct labor, materials, and allocable overhead related to both the initial construction of infrastructure for a customer and the construction of additional infrastructure which increases the production capacity of the customer's water plant, and thus the ability of the Company to generate incremental revenues, under service concession arrangements. Once placed into service, the infrastructure is operated and maintained by the Company under the terms of the arrangement. Expenditures for repairs and maintenance of the infrastructure are expensed as incurred. Long-term contract costs are amortized on a straight-line basis over the remaining service concession arrangement period. Amortization commences in the month the related revenue generating activities commence and is recorded in cost of revenues in the consolidated statements of operations.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Long-term contract costs classified as deferred contract costs and contract intangible assets are each reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-term contract costs classified as deferred contract costs is measured by a comparison of the carrying amount of an asset or asset group to undiscounted future cash flows expected to be generated through the performance of the remaining services under the contract. Recoverability of long-term contract costs classified as contract intangible assets is measured by a comparison of the carrying amount of an asset or asset group to undiscounted future cash flows expected to be generated by the asset or asset group. For both long-term contract costs classified as deferred contract costs and contract intangible assets, if the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. During 2014 and 2015, there were no indicators of potential impairment identified for either long-term contract costs classified as deferred contract costs or contract intangible assets.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually during the fourth quarter and more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test is optional.

        Under the quantitative analysis, the recoverability of goodwill is measured at each of the Seven Seas Water and Quench reporting unit levels, which the Company has determined to be consistent with its operating segments, by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. The Company determines the fair value of its reporting units based on a weighting of the present value of projected future cash flows (the "Income Approach") and a comparative market approach under both the guideline company method and guideline transaction method (collectively, the "Market Approach"). Fair value using the Income Approach is based on the Company's estimated future cash flows on a discounted basis. The Market Approach compares each of the Company's reporting units to other comparable companies based on valuation multiples derived from operational and transactional data to arrive at a fair value. Factors requiring significant judgment include, among others, the determination of comparable companies, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions, or changes in the Company's business strategies, that occur after the annual impairment analysis and which impact these assumptions, may result in a future goodwill impairment charges, which could be material to the Company's consolidated financial statements.

        Other intangible assets consist of certain trade names, customer relationships and non-compete agreements. Trade names and non-compete agreements which have a finite life are amortized over their

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

estimated useful lives on a straight-line basis. Customer relationships which have a finite life are amortized on an accelerated basis based on the projected economic value of the asset over its useful life. Intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets, which consist of certain trade names, are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate the asset may be impaired.

Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. During 2014 and 2015, there were no indicators of potential impairments identified.

Share-Based Compensation

        AquaVenture accounts for share-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. The cost is recognized over the requisite service period, net of estimated forfeitures. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods.

Asset Retirement Obligations

        The Company has asset retirement obligations ("AROs") arising from contractual requirements to perform certain asset retirement activities at the time it disposes of certain plants and equipment. The liability is recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is constructed or placed in service. The ARO liability is based on the Company's engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. The corresponding asset retirement costs are capitalized as plant and equipment and depreciated over the asset's useful life. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. Accretion expense is recorded in cost of revenues in the consolidated statements of operations. Actual costs are charged against the related liability as incurred and any difference between the actual costs incurred and the liability is recognized as a gain or loss in the consolidated statements of operations.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Acquisition Contingent Consideration

        Acquisition contingent consideration represents the net present value of the additional purchase price that is contingent upon future performance of an acquired business. The acquisition date fair value of acquisition contingent consideration is recognized, as deemed appropriate, as an asset, liability or equity. Acquisition contingent consideration is re-measured to fair value at the end of each reporting period with the change in fair value recorded as a gain or loss in SG&A in the consolidated statements of operations. As of December 31, 2014 and 2015, the Company has classified acquisition contingent consideration as a liability on the consolidated balance sheets.

Income Taxes

        The Company accounts for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance is recorded against that asset.

        The Company evaluates tax positions that have been taken or are expected to be taken in its tax returns and records a liability for uncertain tax positions. The Company uses a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

        As a limited liability company, the parent company is not subject to U.S. federal or state income taxes and items of taxable income and expense are allocated to its members in accordance with the provisions of AquaVenture Holdings LLC's limited liability operating agreement ("LLC Agreement"). Under the terms of the LLC Agreement, the Company is required to distribute to each member a cash distribution equal to the federal taxable income allocated to such member times the highest statutory combined federal and state income tax rate for the jurisdiction in which any member is domiciled. Certain of the Company's subsidiaries file separate tax returns and are subject to federal income taxes at the corporate level in the U.S. or in other foreign jurisdictions. Certain other subsidiaries operate in jurisdictions that do not impose taxes based on income.

Fair Value Measurements

        Fair value is an exit price that represents the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company discloses the manner in which fair value is determined for assets and liabilities based on a three-tiered fair value hierarchy. The hierarchy

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

ranks the quality and reliability of the information used to determine the fair values. The three levels of inputs described in the standard are:

  •
  Level 1: Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2: Observable inputs, other than Level 1 prices, for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

  •
  Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill, other intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

        At December 31, 2014 and 2015, the Company valued acquisition contingent consideration and warrant liability on a recurring basis utilizing Level 3 inputs. On a non-recurring basis, the Company valued goodwill utilizing Level 3 inputs at December 31, 2015.

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these instruments.

Foreign Currency

        The Company's functional currency is the U.S. dollar for all foreign operations. From time to time, the Company purchases inventory, equipment, and services from businesses in countries whose functional currency is not the U.S. dollar. The Company's obligation for such transactions are generally denominated in U.S. dollars and, as such, do not represent a material currency exposure. During the years ended December 31, 2013, 2014 and 2015, the Company incurred foreign currency transaction losses of $64 thousand, $45 thousand and $84 thousand, respectively, which was recorded in other expenses in the consolidated statements of operations.

Business Combinations

        When accounting for business combinations, the Company allocates the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. The Company's purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. The Company estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of the Company's fair value estimates.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Deferred Lease Costs

        Deferred lease costs consist of initial direct costs incurred by the Company to originate leases of water filtration and related equipment by the Quench operating platform. The costs capitalized are directly related to the negotiation and execution of leases and primarily consist of internal salaries and benefits as lease origination activities are performed internally by the Company. Deferred lease costs are amortized on a straight-line basis over the lease term. For the year ended December 31, 2015, $2.0 million of lease origination activities were capitalized. For the year ended December 31, 2015, the Company recorded amortization expense of $319 thousand, which was recorded within SG&A in the consolidated statements of operations. The Company did not record any deferred lease costs or associated amortization expense for the years ended December 31, 2013 and 2014 as the acquisition of Quench did not occur until 2014 and the costs during 2014 were not material. The Company's deferred lease costs, which are recorded in other assets in the consolidated balance sheets, as of December 31, 2014 and 2015, were as follows (in thousands):

	December 31,
	2014	2015
Deferred lease costs	$—	$1,952
Accumulated amortization	—	319

Deferred lease costs, net	$—	$1,633

Adoption of New Accounting Pronouncements

        In April 2015, the Financial Accounting Standards Board ("FASB") issued authoritative guidance requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance is effective for annual periods beginning after December 31, 2015, and for annual and interim periods thereafter. Early adoption is permitted. The Company elected to early adopt this guidance on December 31, 2015 on a retrospective basis. Prior to the adoption, debt issuance costs were recorded in other assets on the consolidated balance sheets. As a result of this early adoption, the Company reclassified debt issuance costs of $1.7 million from other assets to long-term debt in the consolidated balance sheet as of December 31, 2014. There was no impact to the loss from operations, net loss, or accumulated deficit as of and for the year ended December 31, 2015.

        In November 2015, the FASB issued authoritative guidance that eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. This guidance will be effective for annual periods after December 15, 2017 with early adoption permitted. The Company elected to early adopt the guidance on December 31, 2015 on a prospective basis. Prior periods were not retrospectively adjusted. There was no impact to the loss from operations, net loss, or accumulated deficit as of and for the years ended December 31, 2014 or 2015.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

        In May 2014, the FASB issued authoritative guidance regarding revenue from contracts with customers, which specifies that revenue should be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration which the company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning on or after December 15, 2017 and interim periods within those annual periods and will require enhanced disclosures. The Company is currently evaluating the potential impact of the accounting and disclosure requirements on the consolidated financial statements. The Company expects to finalize its assessment during 2017.

        In April 2015, FASB issued authoritative guidance regarding customer's accounting for fees paid in a cloud computing arrangements, which provides guidance to customers about whether a cloud computing arrangement includes software. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance will be effective for annual reporting periods, and interim periods within those annual periods, beginning on or after December 15, 2015. The Company adopted this guidance during the first quarter of 2016 on a prospective basis and there were no material impacts on the consolidated financial statements.

        In February 2016, the FASB issued authoritative guidance regarding leases, which requires lessees to recognize a lease liability and right-of-use asset for operating leases, with the exception of short-term leases. In addition, lessor accounting was modified to align, where necessary, with lessee accounting modifications and the authoritative guidance regarding revenue from contracts with customers. This guidance will be effective for annual reporting periods beginning on or after December 15, 2018, including interim periods within those annual periods, and early adoption is permitted. The Company is currently evaluating the potential impact of the accounting and disclosure requirements on the consolidated financial statements.

3. Business Combinations

Biwater (BVI) Holdings Limited

        On June 11, 2015, AquaVenture Water Corporation, acquired 100% of the capital stock of the BVI Acquiree, pursuant to the BVI Purchase Agreement. Under the terms of the BVI Purchase Agreement, all of the capital stock of the BVI Acquiree was acquired for a total purchase price of $47.8 million, including $44.5 million in cash and a note payable of $5.6 million to the seller with a fair value at the date of acquisition of $3.3 million. The note payable: (i) bears no interest; (ii) is payable in equal annual installments of $375 thousand beginning on the first anniversary of the BVI Purchase Agreement; (iii) terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances; and (iv) is unsecured and subordinated to all other indebtedness of the Company. Included in the liabilities of the BVI Acquiree is long-term debt between Seven Seas Water (BVI) Ltd. and a bank with a remaining unpaid balance as of the date of the BVI Purchase Agreement of $40.8 million (see note 10), which approximates fair value.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The BVI Acquiree's wholly-owned subsidiary, Seven Seas Water (BVI) Ltd., provides potable water to the island of Tortola, BVI for a contracted fee payable by the government of BVI under a service concession arrangement, which expires in 2030. The revenue-producing operations of Seven Seas Water (BVI) Ltd. under the service concession arrangement commenced during November 2014. The Company acquired the stock of the BVI Acquiree to expand its installed base of seawater reverse osmosis desalination facilities used to provide WAAS.

        Transaction-related costs incurred by the Company during the year ended December 31, 2015 were $1.3 million and were expensed as incurred within SG&A in the condensed consolidated statements of operations.

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets acquired:
Cash and cash equivalents	$1,442
Trade receivables	1,321
Property, plant and equipment	67
Restricted cash	4,524
Long-term contract costs	81,700
Goodwill	1,793

Total assets acquired	90,847
Liabilities assumed:
Accounts payable and accrued liabilities	(2,219)
Long-term debt	(40,831)

Total liabilities assumed	(43,050)

Total purchase price	$47,797

        During the fourth quarter of 2015, the Company finalized the allocation of the purchase price to the assets acquired and liabilities assumed and recorded adjustments to the preliminary values as reported previously. These adjustments are reflected in the purchase price allocation stated above. The long-term contract costs were valued using an excess earnings approach which is based on the present value of expected cash flows generated by the revenues under the contract with the government of the BVI using a discount rate of 10%. The weighted average useful life of the long-term contract costs, which is consistent with the remaining period under the service concession contract period, is approximately 15 years from the date of acquisition. There was not a material impact on the amortization expense recorded during the year ended December 31, 2015 as a result of the finalization of the purchase price allocation.

        Goodwill is composed of synergies not valued and is recorded within the Seven Seas Water reporting unit domiciled in a tax-free jurisdiction.

        The operations of the BVI Acquiree are included in the Seven Seas Water reporting segment for periods after the date of acquisition. The amount of revenues and net income of the BVI Acquiree

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

included in the consolidated statements of operations since acquisition for the year ended December 31, 2015, was $5.8 million and $422 thousand, respectively.

Quench USA Holdings LLC

        On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC (the "Contributor") under a Contribution Agreement dated as of June 6, 2014 ("Contribution Agreement") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares (the "Contribution"). The assets of the Contributor included all issued and outstanding capital stock of Quench USA, Inc. ("Quench USA") and any cash held.

        The Class Q shares and Class B shares issued to the Contributor had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million). The fair value of the Class Q and B shares was derived from certain equity transactions with third parties that occurred within a reasonable time frame of the execution of the Contribution Agreement. Transaction-related costs incurred by AquaVenture during the year ended December 31, 2014 and 2015 were $265 thousand and $0, respectively, and were expensed as incurred within SG&A in the consolidated statements of operations.

        The Company acquired the assets of the Contributor to expand its WAAS solutions.

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Cash and cash equivalents	$7,804
Trade receivables	5,584
Inventory	2,795
Property, plant and equipment	12,009
Other assets	1,458
Subscription receivable	2,500
Customer relationships	48,330
Trade names	5,130
Non-compete agreements	110
Goodwill	112,420

Total assets acquired	198,140
Liabilities Assumed:
Accounts payable and accrued liabilities	(4,912)
Deferred revenue	(2,961)
Other current liabilities	(306)
Long-term debt	(30,192)
Acquisition contingent consideration	(2,103)

Total liabilities assumed	(40,474)

Total purchase price	$157,666

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The shareholder receivable, which was collected in full in June 2014, relates to the sale of equity by the Contributor prior to the execution of the Contribution Agreement. Intangibles identified and valued related to the transaction include customer relationships, trade names and non-compete agreements. The fair value of the trade names was determined using the relief from royalty method which is based on the present value of royalty fees derived from projected revenues using a discount rate of 9.6%. The fair value of the customer relationships was determined using the multi-period excess earnings method which is based on the present value of the projected after-tax cash flows using a discount rate of 9.6%. The Company determined the weighted average useful life at the date of valuation for the trade names to be 23.6 years, the non-compete agreements to be 5.0 years and the customer relationships to be 15.0 years.

        Goodwill is composed of synergies not valued, is not deductible for tax purposes and is recorded within the Quench reporting unit.

        Long-term debt of Quench USA at the date of contribution included: (i) the Amended Loan and Security Agreement between a lender and Quench USA ("Quench Loan Agreement") with an unpaid principal balance of $30.0 million and a fair value of $29.6 million and (ii) notes payable related to vehicle financing with a remaining unpaid balance of $574 thousand.

Atlas Watersystems, Inc.

        On June 16, 2014, Quench USA, then a wholly-owned subsidiary of AquaVenture, acquired all of the assets and certain liabilities of Atlas Watersystems, Inc. ("Atlas"), pursuant to an Asset Purchase Agreement ("Atlas Purchase Agreement"). Under the terms of the Atlas Purchase Agreement, all of the assets of Atlas were acquired for a total purchase price of $23.6 million, after giving effect to a $129 thousand post-closing working capital adjustment due to the Company. The consideration included $21.1 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AquaVenture. The total purchase price is subject to certain adjustments provided for in the Atlas Purchase Agreement. On the closing date, $2.4 million of the total purchase price was placed into escrow to secure Atlas' indemnification obligations for a period of 24 months from the closing date and to satisfy certain adjustments to the purchase price.

        Transaction-related costs were insignificant and were expensed as incurred within SG&A in the consolidated statement of operations.

        The Company acquired Atlas to expand its geographical coverage and strengthen its national service network for the Quench operations.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Trade receivables	$1,559
Inventory	832
Property, plant and equipment	3,658
Other assets	123
Customer relationships	8,864
Trade names	16
Non-compete agreements	80
Goodwill	10,585

Total assets acquired	25,717
Liabilities Assumed:
Deferred revenue	(1,920)
Other liabilities	(226)

Total liabilities assumed	(2,146)

Total purchase price	$23,571

        The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. Acquisition intangibles identified and valued related to the transaction include customer relationships, trade names and non-compete agreements. The fair value of the customer relationships was determined using the multi-period excess earnings method which is based on the present value of the projected net cash flows using a discount rate of 13.6%. The Company determined the weighted average useful life at the date of valuation for the trade names to be 2.0 years, the non-compete agreements to be 4.0 years and the customer relationships to be 15.0 years.

        Goodwill is composed of synergies not valued, is deductible for tax purposes and is recorded within the Quench reporting unit.

Pro Forma Financial Information

        The following unaudited pro forma financial information (in thousands) for the Company gives effect to the acquisitions of: (i) the BVI Acquiree, which occurred on June 11, 2015; (ii) the Contributor's assets, which occurred on June 6, 2014; and (iii) Atlas' assets, which occurred on June 16, 2014, as if each had occurred on January 1, 2013. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	Year Ended December 31,
	2013	2014	2015
Revenues	$77,048	$91,297	$104,886
Net (loss) income	$(3,386)	$4,058	$(44,153)

        The pro forma financial information for the year ended December 31, 2013 includes an adjustment to record deferred revenues at their fair value as of January 1, 2013. As a result, the pro forma financial information for the year ended December 31, 2013 included a reduction to revenues and a corresponding increase to the net loss of $335 thousand.

4. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2014	2015
Deferred offering costs	$—	$3,885
Other prepaid expenses and other current assets	1,576	2,262

Prepaid expenses and other current assets	$1,576	$6,147

        Deferred offering costs of $0 and $3.9 million as of December 31, 2014 and 2015, respectively, represent costs directly attributable to a proposed initial public offering ("IPO") of securities. These costs are expected to be offset against the gross proceeds received at the time of the offering, which is expected to occur during 2016.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property, Plant and Equipment and Construction in Progress

        Property, plant and equipment and construction in progress consisted of the following (in thousands):

	December 31,
	2014	2015
Land	$2,485	$2,485
Building and improvements	1,150	1,150
Plants and related equipment	110,284	120,173
Rental equipment	17,259	26,142
Office furniture, fixtures, and equipment	3,772	4,643
Vehicles	1,132	1,744
Leasehold improvements	727	942

	136,809	157,279
Less: accumulated depreciation	(29,536)	(44,791)

Property, plant and equipment, net	$107,273	$112,488

Construction in progress	$9,242	$13,005

        On September 3, 2015, the Company entered into the fourth amendment to the water sale agreement with its customer in Trinidad to expand the existing desalination plant capacity by 21% and extend the term of the existing contract by 50 months. The Company will purchase and install the additional equipment required to facilitate this capacity expansion and will provide the additional water to the customer at contractually agreed upon prices.

        As a result of the contract extension of 50 months, the Company evaluated the estimated useful lives of the underlying plant and equipment and extended the estimated useful lives of certain assets to be consistent with the extended terms of the contract amendment. Depreciation expense, as reflected in cost of revenues, was approximately $388 thousand lower for the year ended December 31, 2015 due to the change in estimate. As a result, both loss from operations and net loss in the consolidated statement of operations were lower by approximately $388 thousand for the year ended December 31, 2015.

        During the years ended December 31, 2013, 2014 and 2015, the Company capitalized interest expense of $761 thousand, $0 and $221 thousand, respectively. Total depreciation expense for the years ended December 31, 2013, 2014 and 2015 was $7.1 million, $10.6 million and $13.8 million, respectively, of which $6.7 million, $9.8 million and $12.8 million, respectively, was recorded in cost of revenues.

        Included in rental equipment are assets on lease and held for lease by the Quench operating platform. As of December 31, 2014 and 2015, assets on lease were $14.4 million and $20.9 million, respectively, net of accumulated depreciation of $1.7 million and $4.8 million, respectively. As of December 31, 2014 and 2015, assets on hold for lease were $541 thousand and $327 thousand, respectively, net of accumulated depreciation of $598 thousand and $86 thousand, respectively.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property, Plant and Equipment and Construction in Progress (Continued)

        Future minimum rental revenues to be generated from the leased assets under non-cancelable operating leases are summarized as follows (in thousands):

Year ending December 31:
2016	$24,381
2017	8,995
2018	3,665
2019	938
2020	336

6. Long-term Contract Costs

        The gross and net carrying values of long-term contract costs by class are as follows (in thousands):

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Contract intangible assets	$—	$—	$—
Deferred contract costs	15,280	(1,812)	13,468

Total long-term contract costs	$15,280	$(1,812)	$13,468

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Contract intangible assets	$81,700	$(2,925)	$78,775
Deferred contract costs	16,891	(3,966)	12,925

Total long-term contract costs	$98,591	$(6,891)	$91,700

        In connection with the acquisition of the capital stock of the BVI Acquiree during June 2015, the Company recorded $81.7 million of long-term contract costs which represents a contract intangible asset related to service concession arrangement.

        No amortization expense was recorded for long-term contract costs for the year ended December 31, 2013 as a result of the Company's adoption of authoritative guidance on service concession arrangements on January 1, 2014. The Company recorded amortization expense for long-term contract costs classified as deferred contract costs of $1.8 million for the year ended December 31, 2014. For the year ended December 31, 2015, the Company recorded $2.2 million and $2.9 million of amortization expense for long-term contract costs classified as deferred contract costs and contract intangible assets, respectively. Total amortization expense on long-term contract costs for 2016, 2017, 2018, 2019 and 2020 is expected to be $7.7 million, $7.8 million, $7.8 million, $7.8 million and $7.8 million, respectively.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes

        For income tax purposes, the domestic and foreign components of income (loss) before income tax were as follows (in thousands):

	Year Ended December 31,
	2013	2014	2015
Loss from domestic operations	$(502)	$(8,896)	$(40,762)
(Loss) income from foreign operations	(320)	4,785	1,946

	$(822)	$(4,111)	$(38,816)

        The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2013	2014	2015
Current:
Foreign	$374	$341	$270
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	13	(2,325)	2,703

	$387	$(1,984)	$2,973

        As of December 31, 2014 and 2015, income tax payable was $523 thousand and $751 thousand, respectively, and was recorded in accrued liabilities in the consolidated balance sheets.

        The provision for income taxes shown above varied from the U.S. statutory federal income tax rate for those periods as follows:

	Year Ended December 31,
	2013	2014	2015
Federal income tax rate	34.0%	35.0%	35.0%
State income taxes, net of Federal tax effect	(2.7)	6.8	4.0
Foreign income tax rate differences	(54.1)	15.4	1.9
Effect of flow-through entity	(46.5)	(13.1)	(1.8)
Change in valuation allowance	50.2	(36.5)	(15.9)
Disallowed management fees	—	(18.2)	(2.1)
Economic development program	—	71.8	(2.7)
Investment tax allowances	—	6.9	0.7
Goodwill impairment	—	—	(23.8)
Share-based compensation	(10.7)	(14.2)	(2.5)
Other items, net	(17.3)	(5.6)	(0.5)

Effective tax rate	(47.1)%	48.3%	(7.7)%

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes (Continued)

        The Company evaluates the recoverability of its deferred income tax assets by assessing the need for a valuation allowance. A valuation allowance is established against some or all of the deferred tax assets if the Company determines it is more likely than not that the deferred income tax assets will not be recovered.

        Deferred income tax assets and liabilities are composed of the following (in thousands):

	December 31,
	2014	2015
Deferred tax assets:
Accrued compensation	$128	$155
Provision for bad debts	289	266
Expense reserves	262	199
Domestic net operating loss carryforwards	20,167	22,739
Foreign net operating loss carryforwards	17,865	15,847
Accrued interest	1,085	1,788
Deferred lease costs	—	637
Property, plant and equipment, net	229	501
Other	372	689

Gross deferred tax assets	40,397	42,821
Less: valuation allowance	(6,487)	(12,656)

Total net deferred tax assets	33,910	30,165

Deferred tax liability:
Property, plant and equipment, net	(15,971)	(16,905)
Intangible assets, net	(15,735)	(13,781)
Other	(30)	(8)

Total deferred tax liabilities	(31,736)	(30,694)

Net deferred tax asset (liability)	$2,174	$(529)

        As of December 31, 2014, the Company estimated $51.7 million, $39.0 million and $65.4 million of federal, state and foreign net operating loss carryforwards, respectively. As of December 31, 2015, the Company estimated $59.1 million, $41.2 million and $60.0 million of federal, state and foreign net operating loss carryforwards, respectively. The federal loss carryforwards will begin to expire in 2028. The state loss carryforwards will expire at various times beginning in 2016. The foreign loss carryforwards of $39.3 million, in the aggregate, for Trinidad, Chile and Peru do not expire. The remaining foreign loss carryforwards will begin to expire in 2018.

        Utilization of net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating loss carryforwards before their utilization. The events that may cause ownership change include, but are not limited to a cumulative stock ownership change of greater than 50% over a three-year period. Also, net operating loss and

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes (Continued)

credit carryforwards of one subsidiary are not currently available to offset income generated by another subsidiary, which will affect the future benefit from and utilization of these carryforwards.

        As of December 31, 2015, the Company had invested or planned to invest internationally approximately $34.9 million of undistributed earnings indefinitely. If in the future this income is repatriated or if the Company determines that the earnings will be remitted in the foreseeable future, additional tax provisions may be required. Management believes the amount of unrecognized deferred income tax liabilities on the undistributed earnings is immaterial.

        GAAP requires a valuation allowance to reduce the deferred income tax assets recorded if, based on the weight of the evidence, it is more likely than not, that some portion or all of the deferred income tax assets will not be realized. After consideration of all the evidence, the Company has determined that a valuation allowance of approximately $6.5 million and $12.7 million is necessary at December 31, 2014 and 2015, respectively. The Company recognized a net increase in the valuation allowance of $6.2 million during the year ended December 31, 2015.

        The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, various state jurisdictions and foreign jurisdictions. With few exceptions, the Company is no longer subject to US federal examinations by tax authorities for years before 2012 and state and local and non U.S. income tax examinations by tax authorities before 2010. To the extent net operating loss carryforwards are utilized, the tax years in which those net operating loss carryforwards were generated may be subject to adjustment by tax authorities during the examination of a tax return in which those net operating loss carryforwards are utilized.

        GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more likely than not" to be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current period. The Company's policy on its classification of interest and penalties on any unrecognized tax benefits is to recognize the interest and penalties as a component of income tax expense or benefit. As of December 31, 2015 management does not believe that there are any uncertain tax positions. No interest or penalties have been recognized in either the consolidated statements of operations or the consolidated balance sheets.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Goodwill and Other Intangible Assets

Goodwill

        The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the years ended December 31, 2014 and 2015 (in thousands):

	Seven Seas Water	Quench	Total
Balance as of January 1, 2013	$424	—	$424
Acquisition of Quench	—	112,420	112,420
Acquisition of Atlas	—	10,585	10,585
Sale of specialty residential division	—	(104)	(104)

Balance as of December 31, 2014	424	122,901	123,325
Acquisition of BVI Acquiree	1,793	—	1,793
Other acquisitions	—	258	258
Impairment of goodwill	—	(27,353)	(27,353)

Balance as of December 31, 2015	$2,217	$95,806	$98,023

        During October 2014, the Company disposed of a division focused on specialty residential services from the Quench reporting unit for a total sales price of $297 thousand. The Company determined $104 thousand of the existing goodwill was related to the specialty residential division. During July 2015, the Company acquired the assets of a company within the Quench reporting unit for a total cash purchase price of $588 thousand, of which $259 thousand was recorded as goodwill and $207 thousand as customer relationships intangibles.

        The Company performed its annual impairment assessment of the carrying value of goodwill as of November 30, 2014 and 2015.

        The Quench reporting unit was created upon the acquisition of Quench USA in June 2014 for a total purchase price of $157.7 million, which was paid in the form of Class B and Class Q shares. The purchase price paid for the assets of the Contributor pursuant to the Contribution Agreement was the result of lengthy and extensive negotiations among management and principal stockholders of the Company and the Contributor and new and potential new investors, all of which had significant competing economic interests. The valuation was supported by a relative contribution analysis using financial metrics for both Quench USA and the Company (which then consisted only of the Seven Seas Water reporting unit). The Company acquired the assets of the Contributor to expand its Water-as-a-Service solutions offerings with an expectation that Quench would have continued organic growth and be a platform for growth through future acquisitions of similar businesses.

        As of November 30, 2014, the Company assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting units was less than the carrying amount for both the Seven Seas Water and Quench reporting units. In addition to considering qualitative factors including adverse changes in the business climate, competitive landscape and organization, the Company also considered the mid-year timing of the Quench USA and Atlas acquisitions; the occurrence of equity transactions during June and September 2014 with third parties supporting the value of the Class B and Q shares issued in the Contribution Agreement; and the financial performance of both the Seven Seas Water and Quench reporting units in

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Goodwill and Other Intangible Assets (Continued)

2014. Based on a review of all qualitative factors, the Company concluded it was more likely than not that the fair value of both reporting units were more than the carrying values, and therefore was not required to perform a qualitative analysis.

        During the second half of 2015, Quench made significant unplanned increases to its investment in staff and infrastructure with the goal of improving its long-term retention of existing customers and to support future organic and inorganic growth. In addition, Quench incurred unplanned expenses related to the integration of prior year acquisitions. While the Company has begun to see some initial benefit from the incremental investments and the integration of prior year acquisitions, the timing and ultimate impact of these are difficult to predict. These unplanned investments in staff and infrastructure will have an ongoing adverse impact on future operating results. Further, the Company deemphasized significant acquisitions during 2015 because of the potential need for historical audited financial statements for the IPO and the potential delays in the IPO process to prepare such financial statements. As a result, no material acquisitions were made by the Quench business during 2015 and the anticipated synergies relating to the leveraging of existing and augmented infrastructure were not realized. Neither the decision to increase the investments or deemphasize significant acquisitions were known at the time of the Contribution Agreement or during the 2014 annual goodwill impairment analysis.

        The significant increase in unplanned investments and integration expenses and the decision to deemphasize significant acquisitions adversely impacted both the 2015 and projected future operating results for the Quench business. To reflect the projected adverse impacts of these unplanned business plan changes, the Company revised its 2016 and future period projections for the Quench business during the fourth quarter of 2015. As a result, the Company determined an indication of impairment existed for the Quench reporting unit as of November 30, 2015 and the first step of the impairment analysis was deemed necessary. For the Seven Seas reporting unit, the Company concluded it was more likely than not that the fair value was more than the carrying value and, thus, no further testing was deemed necessary.

        The first step of the goodwill impairment analysis for the Quench reporting unit involved comparing the respective carrying value to its estimated fair value, which was calculated based on a weighting of the fair value calculated under both the Income Approach and the Market Approach. Discounted cash flows serve as the primary basis for the Income Approach. Since businesses like the Quench reporting unit require significant advance investments in both sales and marketing efforts and fixed assets to generate long-term contracted cash flows, the Company used a bespoke forecast developed to maximize the fair value of the Quench reporting unit to a market participant for purposes of the goodwill impairment analysis. The forecast achieved this objective by prioritizing the generation of cash over the investment in growth, which is intended to reflect a steady state operating model over the discrete forecast period. In addition, the forecast was based solely on organic growth and excludes growth through acquisitions. This approach intentionally departs from the Company's current strategy of growing through both organic and inorganic methods. Certain adjustments related to public-company and acquisition infrastructure costs were made to the forecast as the Company believes a market participant buyer may not incur these costs to operate the Quench business. The cash flows beyond the forecast period were estimated using a terminal value calculation, which incorporated financial trends designed to maximize the generation of cash flows. To calculate the fair value of the Quench reporting unit under the Income Approach, the Company used a terminal value growth rate of 3% and a discount rate, representing the reporting unit's weighted-average cost of capital, of 9.8%.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Goodwill and Other Intangible Assets (Continued)

        The Market Approach generally applies pricing multiples derived from both publicly-traded guideline companies and recently completed acquisitions that the Company believes are comparable to the respective reporting unit to determine fair value. To calculate the fair value under the Market approach, the Company obtained enterprise value/EBITDA and enterprise value/sales multiples from publicly-traded guideline companies for application in this analysis. The Company then assigned a weighting to each of the enterprise value ratios to calculate the fair value of the Quench reporting unit under the Market Approach. Inputs from comparable acquisitions were not considered in the calculation of fair value as the Company concluded that there were an inadequate number of recent comparable transactions.

        Upon completion of the first step of the goodwill impairment analysis as of November 30, 2015, the Company determined that the fair value was less than the carrying value of the Quench reporting unit; therefore, impairment was indicated. Because indicators of impairment existed, the Company commenced the second step of the goodwill impairment analysis to determine the implied fair value of goodwill for the Quench reporting unit, which was determined in the same manner utilized to estimate the amount of goodwill recognized in a business combination.

        As part of the second step of the goodwill impairment analysis performed as of November 30, 2015, the Company assigned the fair value as calculated under the first step of the goodwill impairment analysis of the Quench reporting unit to all of the assets, including identifiable intangibles and liabilities of that reporting unit. The implied fair value of goodwill was measured as the excess of the fair value of the Quench reporting unit over the amounts assigned to its assets and liabilities. Based on this assessment, the Company recorded an impairment charge of $27.4 million and a related tax benefit of $716 thousand.

        A further deterioration in the forecast or assumptions discussed above could result in an additional impairment charge.

        For the years ended December 31, 2013, 2014 or 2015, goodwill impairment charges recorded were $0, $0 and $27.4 million, respectively. There was no impairment charge attributable to the Seven Seas Water reporting unit and, as such, the carrying value of goodwill at December 31, 2014 and 2015 represents the gross amount of goodwill attributable to the reporting unit. A reconciliation of the gross amount of goodwill and the carrying value of goodwill attributable to the Quench reporting unit for the years ended December 31, 2014 and 2015 are as follows (in thousands):

	December 31,
	2014	2015
Gross amount	$122,901	$123,159
Accumulated impairment losses	—	(27,353)

Carrying value	$122,901	$95,806

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Goodwill and Other Intangible Assets (Continued)

Other Intangible Assets

        The gross and net carrying values of other intangible assets by major intangible asset class, are as follows (in thousands):

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Definite-lived intangible assets
Customer relationships	$58,955	$(3,510)	$55,445
Trade names	5,146	(128)	5,018
Non-compete agreements	190	(23)	167
Indefinite-lived intangible assets
Trade names	273	—	273

Total	$64,564	$(3,661)	$60,903

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Definite-lived intangible assets
Customer relationships	$59,161	$(8,227)	$50,934
Trade names	5,148	(353)	4,795
Non-compete agreements	190	(65)	125
Indefinite-lived intangible assets
Trade names	273	—	273

Total	$64,772	$(8,645)	$56,127

        Amortization expense for these intangible assets for the years ended December 31, 2013, 2014 and 2015 was $107 thousand, $2.4 million and $5.0 million, respectively. Amortization expense for these intangible assets for 2016, 2017, 2018, 2019 and 2020 is expected to be $4.9 million, $5.0 million, $5.0 million, $5.1 million and $4.8 million, respectively.

        There was no impairment expense related to other intangible assets recorded during the years ended December 31, 2013, 2014 and 2015.

9. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	December 31,
	2014	2015
Employee-related liabilities	$1,820	$2,854
Other accrued expenses	6,243	8,867

Accrued liabilities	$8,063	$11,721

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt

        As of December 31, 2014 and 2015, long-term debt included the following (in thousands):

	December 31,
	2014	2015
Trinidad Credit Agreement	$24,643	$20,357
USVI Credit Agreement	21,023	17,423
Quench Loan Agreement	40,000	40,000
BVI Loan Agreement	—	36,633
Seller Note Payable—BVI	—	5,625
Curacao Credit Facility	—	20,000
Vehicle financing	800	1,637

Total face value of long-term debt	86,466	141,675
Less: unamortized debt discounts and deferred financing fees	(2,099)	(4,315)

Total long-term debt, net of debt discounts and deferred financing fees	84,367	137,360
Less: current portion of long-term debt	(8,265)	(19,347)

Total long-term debt	$76,102	$118,013

Trinidad Credit Agreement

        On April 9, 2012, Seven Seas Water (Trinidad) Unlimited, an indirect wholly-owned subsidiary of the Company, entered into a credit agreement as a borrower with a bank to partially finance the construction of a water plant in Trinidad. The Trinidad Credit Agreement was subsequently amended on April 15, 2013 to modify restrictions related to distributions and certain financial covenants, May 21, 2013 to modify project completion and drawdown dates, September 9, 2013 to modify the final drawdown date and completion certificate requirements, May 20, 2014 to modify restrictions related to distributions, October 20, 2014 to reduce the minimum tangible net worth financial covenant of the Company from $65.0 million to $50.0 million, and June 4, 2015 to reduce restrictions related to financial and nonfinancial covenants.

        The Company began borrowing under the Trinidad Credit Agreement in August 2012 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the credit agreement provided for variable interest at LIBOR plus 4.0%. When the drawdown period was completed in October 2013, interest on 50% of the loan was fixed at 5.6% with the remaining 50% at a variable rate based on LIBOR plus 4%. The weighted-average interest rate was 4.9% as of December 31, 2015. The loan principal is repayable in equal monthly installments over a seven-year period maturing in September 2020. The bank holds a security interest in the shares and all of the assets of Seven Seas Water (Trinidad) Unlimited.

        The Trinidad Credit Agreement is guaranteed by the parent company. The Trinidad Credit Agreement limits the amount of additional indebtedness that Seven Seas Water (Trinidad) Unlimited can incur and places annual limits on capital expenditures for the subsidiary. Seven Seas Water (Trinidad) Unlimited is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt (Continued)

covenants. In addition, Seven Seas Water (Trinidad) Unlimited must maintain a minimum debt service reserve fund with the bank and both Seven Seas Water (Trinidad) Unlimited and the parent company, as guarantor, are subject to quarterly financial covenant compliance. The Company was in compliance with, or received a waiver for, all such covenants as of December 31, 2015.

        The Company may prepay the principal amounts of the loans without penalty, prior to the maturity date, in whole or in part.

USVI Credit Agreement

        On March 27, 2013, Seven Seas Water Corporation (USVI), an indirect wholly-owned subsidiary of the Company, entered into a credit agreement to partially finance the construction of a water plant in the USVI. The USVI Credit Agreement was subsequently amended on September 9, 2013 to modify certain agreement definitions, May 20, 2014 to modify restrictions related to distributions and October 20, 2014 to reduce the minimum tangible net worth financial covenant of the Company from $65.0 million to $50.0 million.

        The Company began borrowing under the USVI Credit Agreement in April 2013 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the credit agreement provided for variable interest at LIBOR plus 3.3%. When the drawdown period was completed in October 2013, interest on 60% of the loan was fixed at 4.6% with the remaining 40% at a variable rate based on LIBOR plus 3.3%. The weighted-average interest rate was 4.1% as of December 31, 2015. The loan principal is repayable beginning in January 2014 in twenty-four monthly installments of $300 thousand followed by twenty-six monthly installments of $375 thousand with a final balloon payment of $7.7 million due in March 2018. The bank holds a security interest in the shares and all of the assets of Seven Seas Water Corporation (USVI).

        The USVI Credit Agreement is guaranteed by the parent company. The USVI Credit Agreement limits the amount of additional indebtedness that Seven Seas Water Corporation (USVI) can incur and places annual limits on capital expenditures by the subsidiary. Seven Seas Water Corporation (USVI) is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan covenants. In addition, Seven Seas Water Corporation (USVI) must maintain a minimum debt service reserve fund with the bank and both Seven Seas Water Corporation (USVI) and the parent company, as guarantor, are subject to quarterly financial covenant compliance. The Company was in compliance with, or received a waiver for, all such covenants as of December 31, 2015.

        The Company may prepay the principal amounts of the loans without penalty, prior to the maturity date, in whole or in part.

Quench Loan Agreement

        On the date of Contribution Agreement, the liabilities of Quench USA included the Amended Loan and Security Agreement between a lender and Quench USA. The Quench Loan Agreement included: (i) a Tranche A Term Loan of $12.5 million with a maturity date of December 23, 2018; (ii) a Tranche B Term Loan of $7.5 million with a maturity date of December 23, 2018; and (iii) a Tranche C Term Loan of $10.0 million with a maturity date of December 23, 2018.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt (Continued)

        On June 16, 2014, the Quench Loan Agreement was amended in connection with the acquisition of Atlas. The third amendment included the following: (i) a consent of the acquisition of Atlas; (ii) a requirement for an $11 million capital contribution to Quench USA in connection with the Atlas acquisition; (iii) added and disbursed a Tranche D Term Loan in the amount of $10.0 million with a maturity date of December 23, 2018; and (iv) a grant of seven-year warrants to the lender to purchase 60,635 of Class B Shares of the Company at a purchase price of $4.9477 per share. The Quench Loan Agreement was subsequently amended on January 23, 2016 to delay the loan amortization payments until July 2016 and modify the amount of such payments. As a result of the amendment on January 23, 2016, the Company has classified at December 31, 2015 only the portion of the debt due within 12 months under the amended payment schedule as the current portion of long-term debt with the remainder being classified as long-term.

        The Tranche A Term Loan of $12.5 million contains an interest rate per annum equal to the base rate in effect for such month, plus 6% per annum, provided that in no event shall the interest rate per annum be less than 9.5% (9.5% as of December 31, 2015). The Tranche B, C and D Loans of $7.5 million, $10.0 million and $10.0 million, respectively, each contain an interest rate per annum equal to the base rate in effect for such month, plus 5.5% per annum, provided that in no event shall the interest rate per annum be less than 9.0% (9.0% as of December 31, 2015). The base rate for each tranche is defined as the greater of the highest Prime Rate in effect during the month or the highest three-month LIBOR rate in effect during each month, plus 2.5% per annum. Interest only payments are due monthly through the date the first principal payment is due.

        Pursuant to the loan amendment on January 23, 2016, the unpaid principal balance of the Tranche A Term Loan outstanding on December 23, 2015 is to be be repaid in: (i) 6 equal monthly principal payments of $189 thousand, commencing on July 23, 2016; (ii) 12 equal monthly principal payments of $241 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $293 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $5.2 million on December 23, 2018. The unpaid principal balance of the Tranche B Term Loan outstanding on December 23, 2015 shall now be repaid in: (i) 6 equal monthly principal payments of $113 thousand, commencing on July 23, 2016; (ii) 12 equal monthly principal payments of $144 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $176 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $3.1 million on December 23, 2018. The unpaid principal balance of the Tranche C Term Loan and Tranche D Term Loan outstanding on December 23, 2015 now shall each be repaid in: (i) 6 equal monthly principal payments of $151 thousand, commencing on July 23, 2016; (ii) 12 equal monthly principal payments of $193 thousand, commencing on January 23, 2017, and continuing on the same day of each month thereafter until December 23, 2017; (iii) 12 equal monthly principal payments of $234 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $4.2 million on December 23, 2018.

        Quench USA may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part, provided that Quench USA concurrently pays:

  i.
  All accrued and unpaid interest on the principal so prepaid;

  ii.
  A prepayment fee equal to 2% of the amount prepaid if prepayment occurs on or prior to June 16, 2016, and 1% of the amount prepaid if prepayment occurs after June 16, 2016 and on or before June 16, 2017. The prepayment fee shall be due from Quench USA upon any

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt (Continued)

    prepayment of the principal of the loans, including without limitation any prepayment as a result of an event of default or the exercise of any rights or remedies by the lender following the same. Prepayments of the loans shall be applied pro rata to the principal installments due or outstanding on the loans.

        The Quench Loan Agreement is collateralized by substantially all of Quench USA's assets. In accordance with the negative covenants as defined within the Quench Loan Agreement, Quench USA is restricted from making distributions or declaring dividends without prior consent of the lender. In addition to a minimum net recurring revenue covenant, Quench USA is required to comply with certain other financial and nonfinancial covenants. Quench USA was in compliance with all such covenants as of December 31, 2015.

        As noted above, pursuant to the Quench Loan Agreement amendment on June 16, 2014, the lender was granted a seven-year warrant to purchase 60,635 Class B Shares of the Company at an exercise price of $4.9477 per share ("Class B Warrant"). The fair value of the Class B Warrant on the date of grant was determined to have an aggregate value of $132 thousand using the Black-Scholes-Merton option pricing model. The Class B Warrants are accounted for as a liability. An amount equal to the grant date fair value of the Class B Warrant was recorded as a debt discount and is being amortized over the remaining term of the Quench Loan Agreement. As of December 31, 2014 and 2015, the Class B Warrant had a fair value of $120 thousand and $97 thousand, respectively, and is classified as a long-term liability in the consolidated balance sheets.

        There was no debt accretion in the year ended December 31, 2013. The accretion of the Company's debt for the years ended December 31, 2014 and 2015 was $79 thousand $113 thousand, respectively, and is recorded as interest expense in the consolidated statements of operations.

BVI Loan Agreement

        In connection with the acquisition of the capital stock of the BVI Acquiree in June 2015, the Company assumed the $43.0 million credit facility of its subsidiary, Seven Seas Water (BVI) Ltd., arranged by a bank (the "BVI Loan Agreement"). The BVI Loan Agreement closed on November 14, 2013 and was arranged to finance the construction of a desalination facility at Paraquita Bay in Tortola, BVI and other contractual obligations. The BVI Loan Agreement is project financing with recourse only to the stock, assets and cash flow of Seven Seas Water (BVI) Ltd. and is not guaranteed by the Company or any of its other subsidiaries. The BVI Loan Agreement is guaranteed by United Kingdom Export Finance. As of the acquisition date of June 11, 2015, $40.8 million remained outstanding. In addition, approximately $820 thousand is available as of December 31, 2015 for draw through October 2016. The BVI Loan Agreement is collateralized by all shares and underlying assets of Seven Seas Water (BVI) Ltd.

        The BVI Loan Agreement provides for interest on the outstanding borrowings at LIBOR plus 3.5% per annum and interest is paid quarterly. As of December 31, 2015, the weighted average interest rate was 3.8%. The loan principal is repayable quarterly beginning March 31, 2015 in 26 quarterly installments that escalate from 3.2% of the original principal balance to 4.6% of the original principal balance.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt (Continued)

        The BVI Loan Agreement includes both financial and nonfinancial covenants, limits the amount of additional indebtedness that Biwater (BVI) Ltd. can incur and places annual limits on capital expenditures for this subsidiary. The BVI Loan Agreement also places restrictions on distributions made by Seven Seas Water (BVI) Ltd. which is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan covenants. Further, until the completion (as defined in the BVI Loan Agreement) of two sewage treatment plants and related works under construction in the BVI, Seven Seas Water (BVI) Ltd. is not permitted to make any distribution without the prior approval of the bank. The BVI Loan Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), mergers and acquisitions, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and joint ventures. In addition, Seven Seas Water (BVI) Ltd. is subject to quarterly financial covenant compliance, including minimum debt service and loan life coverage ratios, and must maintain a minimum debt service reserve fund with the bank. Seven Seas Water (BVI) Ltd. was in compliance with, or received a waiver for, all such covenants as of December 31, 2015.

        Seven Seas Water (BVI) Ltd. may prepay the principal amounts of the loans, after completing its obligations with respect to the sewage treatment plants and prior to the maturity date, in whole or in part without penalty.

Seller Note Payable—BVI

        In connection with the acquisition of the capital stock of the BVI Acquiree in June 2015, the purchase price included a note payable in the amount of $5.6 million to the seller. The note payable: (i) bears no interest; (ii) is payable in 15 equal annual installments of $375 thousand beginning on the first anniversary of the BVI Purchase Agreement; (iii) terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances; and (iv) is unsecured and subordinated to all other indebtedness of the Company. The Company will accrete the value the note payable over the life of the loan using an interest rate of 9.0%, which is consistent with the Company's current expected borrowing rate for this type of transaction. For the year ended December 31, 2015, accretion expense was $136 thousand which was recorded as interest expense in the consolidated statement of operations. There was no related accretion expense during the years ended December 31, 2013 and 2014.

Curaçao Credit Facility

        On June 18, 2015, AquaVenture Holdings Curaçao N.V., a wholly-owned subsidiary, entered into a $35.0 million credit facility with a bank (the "Curaçao Credit Facility"). The Curaçao Credit Facility consists of a term loan of $20.0 million and a delayed draw term loan of up to $15.0 million which is available to be drawn through March 18, 2016. On March 9, 2016, AquaVenture Holdings Curacao N.V. drew the full $15.0 million of available borrowing under the facility. The Curaçao Credit Facility is non-amortizing, matures in June 2019 and bears interest at either: (i) the higher of 1% or the ICE Benchmark Administration LIBOR Rate, plus an applicable margin ranging from 7.5% to 8.5% depending upon the leverage ratio as defined within the Curaçao Credit Facility; or (ii) the greater of the bank's base rate or a federal funds rate plus 0.5%, plus an applicable margin ranging from 6.5% to

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt (Continued)

7.5% depending upon the leverage ratio as defined within the Curaçao Credit Facility. As of December 31, 2015, the interest rate was 9.0%.

        The Curaçao Credit Facility is guaranteed by the Company and contains certain financial and nonfinancial covenants. The financial covenants include minimum interest coverage and maximum leverage ratio requirements that became effective on March 31, 2016 and excludes the operations of Quench USA, which is considered an unrestricted subsidiary under the Curaçao Credit Facility, and any cash not available for general use. In addition, the Curaçao Credit Facility contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends and certain transfers to and investments in Quench USA), mergers and acquisitions, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and amendments of documents. The interest coverage ratio covenant will not apply if the Company's minimum cash balance, excluding Quench USA, exceeds $5.0 million. AquaVenture Holdings Curaçao N.V. was in compliance with, or received a waiver for, all such covenants as of December 31, 2015.

        There is no prepayment fee on the Curaçao Credit Facility. The Curaçao Credit Facility Agreement is collateralized by all shares of AquaVenture Holdings Curaçao N.V. and the shares of certain other subsidiaries of AquaVenture, excluding Quench USA and those with pre-existing security interests.

Other Debt

        The Company primarily finances its vehicles under three-year terms with interest rates per annum ranging from 1.6% to 4.6%.

Maturities of Long-Term Debt

        Maturities of long-term debt was as follows as of December 31, 2015 (in thousands):

Amount Due
2016	$19,347
2017	25,185
2018	47,098
2019	31,588
2020	10,934
2021 and thereafter	7,523

Total face value of long-term debt	$141,675

Restricted Net Assets

        In accordance with the negative covenants as defined within the Quench Loan Agreement, Quench USA is prohibited from performing certain acts including, but not limited to, making loans to any other person or entity, making investments in any other person or entity, paying or declaring dividends on Quench USA's stock, or transferring any of the assets of Quench USA deemed to be collateral without

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Long-Term Debt (Continued)

prior consent of the lender. As a result of the negative covenants, Quench USA is restricted from transferring its net assets to any of its affiliates as of December 31, 2015.

        In accordance with the negative covenants as defined within the BVI Loan Agreement, Seven Seas Water (BVI) Ltd. is restricted from declaring dividends unless certain criteria, including financial ratios and operational commitments, under the BVI Loan Agreement have been met. As of December 31, 2015, Seven Seas Water (BVI) Ltd. was restricted from declaring dividends as not all requirements were satisfied.

        The Trinidad Credit Agreement and USVI Credit Agreement both contain provisions to restrict assets through the prohibition of dividends and the transfer of assets in the event the Company fails to meet certain financial ratios. The Company exceeded such financial ratios as of December 31, 2014 and 2015 and, thus, there were no net asset restrictions for Seven Seas Water (Trinidad) Unlimited and Seven Seas Water Corporation (USVI).

        The Curacao Credit Agreement contains no restrictions on the transfer of net assets in the form of loans, advances or cash dividends to the ultimate parent company.

        As of December 31, 2014 and 2015, the restricted net assets of the Company amounted to $165.0 million and $188.1 million, respectively, or 60.7% and 71.0%, of total consolidated net assets, respectively.

Deferred Financing Fees

        The Company incurred debt financing fees in relation to long-term debt arrangements. These fees are amortized over the term of the related debt using the effective interest method. At December 31, 2014 and 2015, deferred financing fees, net of amortization, were $1.7 million and $1.8 million, respectively, and were recorded in long-term debt in the consolidated balance sheets. Amortization expense related to debt financing fees for the years ended December 31, 2013, 2014 and 2015 was $343 thousand, $609 thousand and $674 thousand, respectively, and was included in interest expense in the consolidated statements of operations.

11. Fair Value Measurements

        At December 31, 2014 and 2015, the Company had the following assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets:

  •
  Money market funds are measured on a recurring basis and are recorded at fair value based on each fund's quoted market value per share in an active market, which is considered a Level 1 input.

  •
  Acquisition contingent consideration is measured on a recurring basis and is recorded at fair value based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, which is considered a Level 3 input.

  •
  The warrant liability is measured on a recurring basis and is recorded at fair value based on a Black-Scholes-Merton option pricing model. Any changes in fair value will be recorded in earnings.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Fair Value Measurements (Continued)

        At December 31, 2015, the Company determined goodwill related to the Quench reporting unit was impaired. As a result, the Company measured the fair value of goodwill on a non-recurring basis.

        There were no transfers into or out of Level 1, 2 or 3 assets during the years ended December 31, 2014 and 2015. Transfers between levels are deemed to have occurred if the lowest level of input were to change.

        The Company's fair value measurements as of December 31, 2014 and 2015 were as follows (in thousands):

Assets/Liabilities Measured at Fair Value	Asset/ (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2014
Recurring basis:
Money market funds	$4,728	$4,728	$—	$—
Warrant liability	$(120)	$—	$—	$(120)
Acquisition contingent consideration	$(1,855)	$—	$—	$(1,855)
As of December 31, 2015
Recurring basis:
Money market funds	$1,501	$1,501	$—	$—
Warrant liability	$(97)	$—	$—	$(97)
Acquisition contingent consideration	$(915)	$—	$—	$(915)
Non-recurring basis:
Goodwill	$98,023	$—	$—	$98,023

        The following table sets forth the changes in the estimated fair value for the Level 3 classified warrant liability (in thousands):

	December 31,
	2014	2015
Fair value at beginning of year	$—	$120
Issuance of warrant liability	132	—
Change in fair value	(12)	(23)

Fair value at end of year	$120	$97

        The following assumptions were used to determine the fair value of the warrant liability as of December 31, 2015: (i) expected term of 5.5 years; (ii) expected volatility of 31.4%; (iii) risk-free rate of 1.8%; and (iv) expected dividends of 0%. The Company recorded a gain on the change in fair value for the years ended December 31, 2014 and 2015 of $12 thousand and $23 thousand, respectively, which was recorded in other expense in the consolidated statements of operations. There was no change in fair value for warrants for the year ended December 31, 2013.

        A change in the assumptions used to calculate the fair value of the warrant could result in a significant change in the fair value. A 10% increase or decrease in the expected volatility or risk-free

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Fair Value Measurements (Continued)

rate would not have a material impact on the consolidated financial statements as of December 31, 2015.

        See Note 15—"Commitments and Contingencies" for changes in the estimated fair value and additional information on the acquisition contingent consideration.

        Goodwill at December 31, 2015 of $98.0 million, represents the aggregated goodwill balance of the Company. The portion of goodwill balance measured at fair value was $95.8 million and was related to the Quench reporting unit. The remaining portion of the goodwill balance related to the Seven Seas Water reporting unit is recorded at carrying value. See Note 8—"Goodwill and Other Intangible Assets" for additional discussion.

12. Members' Equity

        The following table provides the number of shares authorized, issued and outstanding by class of shares issued by AquaVenture as of December 31 (in thousands):

	2014		2015
Class of shares	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Class A Preferred Shares:
Class A-1 preferred shares	10,000	10,000	10,000	10,000
Class A-2 preferred shares	10,500	10,500	10,500	10,500
Class A-3 preferred shares	7,700	7,700	7,700	7,700
Class A-4 preferred shares	12,500	12,500	12,500	12,500

Total preferred shares	40,700	40,700	40,700	40,700
Class B shares	16,500	15,890	23,750	22,436
Class Q shares	29,037	29,037	29,037	29,037
Common Shares:
Ordinary shares	20,000	3,408	20,000	3,480
Incentive shares	10,669	8,412	10,669	8,306

Total common shares	30,669	11,820	30,669	11,786
Management Incentive Plan shares	7,900	7,797	7,900	7,679

        The Class B, Class Q and Management Incentive Plan ("MIP") shares were authorized during June 2014 by the approval of the Fourth Amended and Restated Limited Liability Agreement of AquaVenture Holdings LLC ("Amended LLC Agreement"). Certain Class B and all of the Class Q shares were issued upon completion of the Contribution in June 2014. The MIP shares were granted in connection with compensatory arrangements during June 2014. With the exception of the MIP shares which are non-voting, the Class A Preferred shares, Class B shares, Class Q shares, two classes of Common shares and the MIP shares differ primarily by their rights to distributions under the Amended LLC Agreement. Liability for each member is limited to its investment in the securities of the Company.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Members' Equity (Continued)

Class A Preferred Shares

        The Class A Preferred shares consist of four series of shares.

        Before the approval of the Amended LLC Agreement in June 2014, under the terms of the LLC Agreement then in effect, at any time after January 1, 2014, the holders of at least fifty-nine percent (59%) of the then outstanding Class A Preferred shares were entitled to request that the Company redeem for cash all of the outstanding Class A Preferred shares at a price equal to the greater of (a) the applicable Class A Preferred share original issue price plus a preferred return of 8% per annum, compounded annually, and any other declared distributions or (b) the amount distributable with respect to the applicable Class A Preferred share if the Company were dissolved pursuant to the terms of the LLC Agreement then in effect. As required by the Trinidad Credit Agreement, and eventually by the USVI Credit Agreement, the Class A Preferred shareholders waived their redemption rights in April 2012 while these loans remain outstanding. In June 2014, the redemption feature of the Class A Preferred shares was eliminated by the approval of the Amended LLC Agreement. Prior to the elimination of the redemption feature, the Class A Preferred shares were recorded in temporary equity in the consolidated balance sheets at its par value as redemption was not deemed probable at December 31, 2013.

        The carrying value of the Class A Preferred shares was accreted to the applicable original per share issue price from date of issue through January 1, 2014. The amounts accreted during the years ended December 31, 2013 and 2014 were $148 thousand and $3 thousand, respectively.

        Before the approval of the Amended LLC Agreement, under the terms of the LLC Agreement then in effect, the Class A Preferred shares were convertible, at the option of the holder at any time, into such number of Ordinary shares as was determined by dividing the issuance price by the then applicable conversion price. As of December 31, 2013, each Class A Preferred share was convertible into one Ordinary share. The conversion feature of the Class A Preferred shares was eliminated and the number of Ordinary shares authorized in the event of a conversion was reduced by the approval of the Amended LLC Agreement in June 2014. The holders of Class A Preferred shares are entitled to one vote for each share.

        The elimination of the redemption and conversion features in June 2014 was treated as an extinguishment of the security and immediate reissuance of the Class A Preferred shares. The Class A Preferred shares were adjusted at the time of their reissuance to a fair value of $196.0 million, or a net change in value of $109.6 million, with an offsetting adjustment to accumulated deficit in the consolidated balance sheets. As such, there were no Class A redeemable convertible preferred shares as of December 31, 2014 and 2015.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Members' Equity (Continued)

        The following is a summary of the activity of the Company's Class A redeemable convertible preferred shares for the year ended December 31, 2014:

	Shares	Amount
Balance as of December 31, 2013	40,700	$86,397
Accretion of Class A preferred shares	—	3
Adjustment for extinguishment and reissuance of Class A preferred shares	—	109,588
Reclassification from temporary equity to permanent equity	(40,700)	(195,988)

Balance as of December 31, 2014	—	$—

Liquidation Rights

        Under the Amended LLC Agreement, cash or property shall be distributed on a pari passu basis as follows:

  •
  the Class B Percentage as defined in the Amended LLC Agreement, to the holders of Class B shares;

  •
  the Class Q Percentage as defined in the Amended LLC Agreement, to the holders of Class Q shares; and

  •
  the Remaining Percentage as defined in the Amended LLC Agreement, to holders of Class A Preferred shares, MIP shares and Common shares (including both Incentive and Ordinary shares).

        The Class B Percentage, Class Q Percentage and Remaining Percentage are based primarily on the number of Class B shares and Class Q shares outstanding and the number of Class A Preferred shares and Common shares (including both Incentive and Ordinary shares) that were outstanding as of the date of the Contribution.

        Under the Amended LLC Agreement, cash or property to be distributed to holders of Class A Preferred shares, MIP shares and Common shares (including both Incentive and Ordinary shares) shall be distributed in the following order of priority:

  •
  first, to holders of Class A Preferred shares in the amount of the preferred return. The preferred return is a cumulative amount that accrued daily at a rate of 8% per annum, compounded annually, through March 31, 2014 as applied to the holder's Class A investment, as though such shares were issued on the date on which the first of the respective series of Class A Preferred shares were issued;

  •
  second, to the holders of the Class A Preferred shares with respect to their Class A Preferred shares until the Class A investment of all holders of Preferred shares is zero;

  •
  third, to the holders of Class A Preferred shares and Ordinary shares in proportion to the number of such shares held by them until the aggregate amount of distributions made to the holders of Class A Preferred shares and the Ordinary shares for such distributions equals $0.50 per share;

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Members' Equity (Continued)

  •
  fourth, if the aggregate amount of all distributions (excluding the preferred return) made to holders of the Class A Preferred share with respect to each Class A-1, A-2, and A-3 Preferred share is less than $4.65, to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them until the aggregate amount of all distributions (excluding the preferred return) to holders of Class A-1, A-2, and A-3 Preferred shares with respect to each Class A-1, A-2 and A-3 Preferred share is equal to $4.65 per respective share;

  •
  fifth, (i) 50% to the holders of MIP shares in proportion to the number of such shares held by them until the aggregate of distributions made to MIP shares is equal to $1.00 per share; and (ii) 50% to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them;

  •
  sixth, if the aggregate amount of all distributions (excluding the preferred return) made to holders of the Class A Preferred shares with respect to each Class A-1, A-2, and A-3 Preferred share is less than $5.50, to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them until the aggregate amount of all distributions (excluding the preferred return) to holders of Class A-1, A-2, and A-3 Preferred shares with respect to each Class A-1, A-2 and A-3 Preferred share is equal to $5.50 per share;

  •
  seventh, to the holders of Ordinary shares and Incentive shares in proportion to the number of such shares held by them until the aggregate of all distributions to the holders of Ordinary shares with respect to each Ordinary share is $5.50 per share; and

  •
  eighth, to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them.

        If the Company, or a direct or indirect wholly-owned subsidiary of the Company consummates a qualified public offering, the Company shall (i) determine the value of its assets by valuing its equity securities at the price per share reflected in the prospectus for the qualified public offering and (ii) using such valuation, determine the hypothetical amount of distributions that would be made to all members if the Company had dissolved and made liquidating distributions and the percentage that each share would be distributed of the total amount that would have been distributed in such hypothetical distribution (the "Post-IPO Percentages"). After the qualified public offering, distributions of cash or property at such time and record dates as determined by the Board of Directors shall be made in accordance with the Post-IPO Percentages.

        Before the qualified public offering, no holder of a Class B share, Incentive share or MIP share that is intended to qualify as a "profits interest" for federal tax purposes shall participate in (and no such Incentive share shall be treated as outstanding for purposes of apportioning) any distributions with respect to such share until a total amount equal to the hurdle price with respect to such share has been distributed in respect of such shares subsequent to the issuance of such share. After the qualified public offering, all distributions shall be made in accordance with the Post-IPO Percentages.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Members' Equity (Continued)

Other Member Rights

        Under certain circumstances members have certain rights to, among other things, (i) participate in future issuances of new equity securities to the extent needed to maintain their respective ownership on a fully diluted, as-if converted basis and (ii) purchase a pro rata percentage of future issuances of new equity that are not purchased by other Members.

13. Share-based Compensation

AquaVenture Equity Awards

        The AquaVenture Equity Incentive Plan, which was amended on June 6, 2014 and October 27, 2014, allows for the issuance of MIP shares, Incentive shares, Class B shares, and the grant of options to purchase Common shares (including both Incentive shares and Ordinary shares) and Class B shares, to officers, employees, managers, directors and other key persons, including consultants to the Company (collectively, the "Participants"). All such grants are subject to time-based vesting, which is determined on a grant-by-grant basis, and certain other restrictions.

        As of December 31, 2014 and 2015, the aggregate number of shares by class authorized for grant under the Equity Incentive Plan, subject to adjustment upon a change in capitalization, was: (i) 7.9 million MIP shares; (ii) 10.7 million Common shares (including both Incentive and Ordinary shares); and (iii) 6.0 million Class B shares.

        Class B shares, MIP shares and Incentive shares granted as "profits interests" for federal tax purposes have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is typically ten years, while all other award types contain no contractual term. Holders of the Class B shares, MIP shares and Incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the awards. Unvested shares and options expire on the termination of the recipient's business relationship.

        During the year ended December 31, 2015, the Company granted Class B shares and options to purchase Class B shares, each having the following time-based vesting schedule: (i) 25% of the grant vests on the first anniversary of the vesting commencement date specified in the award and (ii) 6.3% of the grant vests quarterly thereafter.

        The Company uses the Black-Scholes option pricing model to determine the fair value of the Incentive shares, Class B shares and options to purchase Ordinary shares and Class B shares granted

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

under the plan. The following weighted average assumptions by share class were used to determine such fair values of the awards granted during the years ended December 31:

	2013		2014			2015
	Incentive Shares	Options to Purchase Ordinary Shares	Incentive Shares	Options to Purchase Ordinary Shares	Class B Shares	Class B Shares	Options to Purchase Class B Shares
Expected term (years)	5.9	5.9	2.5	6.3	2.5	2.4	6.3
Expected volatility	38.1%	38.0%	27.7%	37.9%	25.0%	24.9%	31.7%
Risk-free rate	1.5%	1.2%	0.6%	2.0%	0.8%	0.7%	1.9%
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

        The simplified method was used to determine the expected term assumptions as the Company does not have sufficient history to make more refined estimates of the expected term. The risk-free rate assumption was based on U.S. Treasury yields with similar terms. Since the Company's shares are not publicly traded and its shares are rarely traded privately, expected volatility was estimated based on historical results of comparable industry peer companies that are publicly traded. The expected dividend yield is 0% because the Company does not have a history of paying dividends or future plans of doing so.

        The Company used an alternative option pricing method to derive the fair value of the MIP shares granted during the year ended December 31, 2014 as a result of MIP shares being limited to a maximum of $1.00 per share of value for the holder. The alternative option pricing method calculates the fair value of equity securities by determining the net value of call options which represent the present value of expected future returns to each class of securities. In determining the fair value of the MIP shares, the Company used an expected term of 1.3 years, expected volatility of 40%, a risk-free rate of 0.1%, expected dividends of 0% and the current equity value of the Company. In addition, the Company applied a 15% discount rate to the value of the calculated value of the call options due to the lack of marketability of the securities.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

        The following table presents the activity of the Incentive shares, MIP shares and Class B shares for the years ended December 31, 2013, 2014 and 2015 (in thousands, except per share amounts):

	Incentive Shares		MIP Shares		Class B Shares
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2012	2,658	$0.19	—	$—	—	$—
Granted	1,125	$0.16	—	$—	—	$—
Vested	(910)	$0.21	—	$—	—	$—
Forfeited	(231)	$0.28	—	$—	—	$—

Outstanding as of December 31, 2013	2,642	$0.17	—	$—	—	$—
Granted	525	$0.38	7,797	$0.31	5,252	$0.82
Vested	(1,105)	$0.18	(2,924)	$0.31	—	$—
Forfeited	(1,105)	$0.15	—	$—	—	$—

Outstanding as of December 31, 2014	957	$0.28	4,873	$0.31	5,252	$0.82
Granted	—	$—	—	$—	145	$0.80
Vested	(345)	$0.28	(3,815)	$0.31	(1,325)	$0.81
Forfeited	(106)	$0.16	(118)	$0.31	—	$—

Outstanding as of December 31, 2015	506	$0.30	940	$0.31	4,072	$0.81

        During the years ended December 31, 2013, 2014 and 2015, the per share intrinsic value of the vested Incentive shares was $0.42, $2.09 and $2.09, respectively. The per share intrinsic value of the vested MIP shares was $0 during the both the years ended December 31, 2014 and 2015. The per share intrinsic of the vested Class B shares vested during the year ended December 31, 2015 was $0. As of December 31, 2015, 328 thousand Incentive shares had a hurdle price of $2.09 while the remaining 178 thousand shares had a hurdle price of $0. All of the Class B shares had a hurdle price of $4.95 per share as of December 31, 2015. The MIP shares had a hurdle price of $0 as of December 31, 2015.

        As of December 31, 2015, total unrecognized compensation expense related to the Incentive shares, MIP shares and Class B shares was $3.6 million, which will be recognized over a weighted-average remaining period of 2.7 years.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

        The following table presents the activity of options to purchase Ordinary shares and Class B shares for the years ended December 31, 2013, 2014 and 2015 (in thousands, except per share amounts):

	Options to Purchase Ordinary Shares			Options to Purchase Class B Shares
	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2012	944	$0.55		—	$—
Granted	158	$0.50	$0.14	—	$—	$—
Expired	(13)	$0.60		—	$—

Outstanding as of December 31, 2013	1,089	$0.55		—	$—
Granted	412	$2.59	$1.05	—	$—	$—
Exercised	(24)	$0.53		—	$—
Forfeited	(39)	$2.13		—	$—
Expired	(28)	$0.53		—	$—

Outstanding as of December 31, 2014	1,410	$1.11		—	$—
Granted	—	$—	$—	176	$4.95	$1.73
Exercised	(72)	$0.60		—	$—
Forfeited	(7)	$1.83		(6)	$4.95
Expired	(12)	$0.66		—	$—

Outstanding as of December 31, 2015	1,319	$1.14		170	$4.95

Exercisable as of December 31, 2015	1,033	$0.84		—	$—

        There were no options to purchase Ordinary shares exercised during the year ended December 31, 2013. The total intrinsic value of options exercised during the years ended December 31, 2014 and 2015 was $2.06 and $1.99 per share, respectively. There were no options to purchase Class B shares exercised during the years ended December 31, 2013, 2014 or 2015.

        The remaining weighted-average contractual term for options to purchase Ordinary shares and Class B shares outstanding as of December 31, 2015 was 5.7 years and 9.4 years, respectively. The remaining weighted-average contractual term for options to purchase Ordinary shares exercisable as of December 31, 2015 was 5.0 years. The per share intrinsic value of options to purchase Ordinary shares and Class B shares outstanding as of December 31, 2015 was $1.02 and $0, respectively. The per share intrinsic value of options to purchase Ordinary shares exercisable as of December 31, 2015 was $1.75. There were no options to purchase Class B shares exercisable as of December 31, 2015. As of December 31, 2015, exercise prices for the options to purchase Ordinary shares outstanding ranged from $0.50 to $2.59 and for options to purchase Class B shares was $4.95.

        As of December 31, 2015, total unrecognized compensation expense related to the options to purchase Ordinary shares and Class B shares was $507 thousand, which will be recognized over a weighted-average remaining period of 2.8 years.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

Quench USA Holdings, LLC Equity Awards

        In addition to being eligible for AquaVenture equity awards, employees of Quench USA remain eligible for continued vesting of Quench USA Holdings, LLC equity awards granted before the date of the Contribution and remain eligible for new grants of equity awards of Quench USA Holdings, LLC, as approved by the Compensation Committee of the Board of Managers of AquaVenture.

        The Company recognizes share-based compensation expense for equity awards that will continue to vest and for new awards granted by Quench USA Holdings, LLC to the extent such expense was not previously recorded. The equity awards that will continue to vest subsequent to the date of the Contribution Agreement include options to purchase ordinary shares of Quench USA Holdings, LLC and incentive shares of Quench USA Holdings, LLC granted as "profits interests" for federal income tax purposes. Equity awards granted after the date of the Contribution include options to purchase ordinary shares of Quench USA Holdings, LLC. The awards granted pursuant to the Quench USA Holdings, LLC equity incentive plan are typically subject to time-based vesting terms from the vesting commencement date and certain other restrictions. Both options and incentive shares granted as "profits interests" are typically subject to a time-based vesting term, which is determined on a grant-by-grant basis. Incentive shares granted as "profits interests" have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is ten years, while the incentive shares contain no contractual term. Holders of incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the award. Unvested shares and options expire on the termination of the recipient's business relationship.

        The Company uses the Black-Scholes option pricing model to determine both the grant date fair value and fair value as of the end of each period of the Quench USA Holdings, LLC awards granted or vested subsequent to the date of the Contribution. The share-based compensation expense recorded within the consolidated statements of operations reflects the vested portion of the fair value of equity awards as of December 31, 2015. The weighted-average assumptions for the awards granted subsequent to the date of the Contribution Agreement were: (i) expected term of 6.25 years; (ii) expected volatility of 35.2%; (iii) risk-free rate of 1.9%; and (iv) expected dividend percentage of 0%. There were no grants of Quench USA Holdings, LLC awards during the year ended December 31, 2015. As of December 31, 2014 and 2015, the Company determined there was no difference between the grant date fair value of the outstanding equity awards and the fair value as of December 31, 2014 and 2015, and, as a result, no additional share-based compensation was recorded.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

        The following table presents the activity of the Quench USA Holdings, LLC incentive shares granted as "profits interests" for the period from June 6, 2014 through December 31, 2014 and the year ended December 31, 2015 (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of June 6, 2014	7,000	$0.13
Vested	(2,000)	$0.13

Outstanding as of December 31, 2014	5,000	$0.13
Vested	(4,000)	$0.13

Outstanding as of December 31, 2015	1,000	$0.13

        For both the period from June 6, 2014 through December 31, 2014 and the year ended December 31, 2015, the intrinsic value of such vested shares was $0 per share.

        The following table presents the activity of options to purchase Quench USA Holdings, LLC shares for the period from June 6, 2014 through December 31, 2014 and the year ended December 31, 2015 (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value
Outstanding as of June 6, 2014	2,189	$1.02
Granted	905	$1.00	$0.38
Forfeited	(9)	$1.00

Outstanding as of December 31, 2014	3,085	$1.01
Granted	—	$—	$—
Forfeited	(317)	$1.00
Expired	(268)	$1.02

Outstanding as of December 31, 2015	2,500	$1.01

Exercisable as of December 31, 2015	1,161	$1.03

        There were no options exercised during the period from June 6, 2014 through December 31, 2014 or the year ended December 31, 2015. The remaining average contractual term for the options outstanding and exercisable as of December 31, 2015 was 8.4 years and 8.1 years, respectively.

        As of December 31, 2015, total unrecognized compensation expense related to the Quench USA Holdings, LLC equity awards was $496 thousand, which will be recognized over a weighted-average remaining period of 2.4 years.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation (Continued)

Share-Based Compensation Expense

        Total share-based compensation expense recognized related to all equity awards during the years ended December 31, 2013, 2014 and 2015 was $225 thousand, $1.8 million, and $3.3 million respectively. The share-based compensation expense for the year ended December 31, 2013, 2014 and 2015 includes $0, $463 thousand, and $797 thousand, respectively, related to the Quench USA Holdings, LLC equity awards. There was no related tax benefit for the years ended December 31, 2014 and 2015 as a full deferred tax asset valuation allowance was recorded.

14. Employee Benefit Plans

        On April 1, 2013, the Company began offering a defined contribution 401(k) plan to its Seven Seas Water employees in the United States ("SSW Plan"). The Company contributes 3% of each employee's compensation to the SSW Plan. In addition, on June 6, 2014 in connection with the acquisition of Quench USA, the Company assumed the Quench USA, Inc. 401(K) Profit Sharing Plan and Trust ("Quench Plan") which covers substantially all of the employees of Quench USA. The Company matches 50% of the first 6% of the employee's compensation deferred in the Quench Plan. The Company's expense for both the plans for the years ended December 31, 2013, 2014 and 2015 was $113 thousand, $443 thousand and $592 thousand, respectively.

15. Commitments and Contingencies

Asset Retirement Obligations

        ARO liabilities, which arise from contractual requirements to perform certain asset retirement activities and is generally recorded when the asset is constructed, is based on the Company's engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. As appropriate, the Company revises certain of its liabilities based on changes in the projected costs for future removal and shipping activities. These revisions, along with accretion expense, are included in cost of revenues in the consolidated statement of operations.

        A reconciliation of the beginning and ending amounts of the ARO is as follows (in thousands):

	December 31,
	2014	2015
Asset retirement obligation at beginning of year	$999	$997
Liabilities incurred	—	24
Liabilities settled	(37)	—
Accretion of obligation	35	36

Asset retirement obligation at end of year	$997	$1,057

        At December 31, 2014 and 2015, the current portion of the ARO liabilities was $209 thousand and $209 thousand, respectively, and was recorded in accrued liabilities in the consolidated balance sheets. At December 31, 2014 and 2015, the long-term portion of the ARO liabilities was $788 thousand and $848 thousand, respectively, and was recorded in other long-term liabilities in the consolidated balance

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Commitments and Contingencies (Continued)

sheets. As of December 31, 2015, the Company estimated remaining payments (undiscounted) for the ARO liability to be $1.4 million.

Acquisition Contingent Consideration

        Acquisition contingent consideration represents the net present value of the additional purchase price that is contingent on the future performance of an acquired business. The acquisition contingent consideration was derived in connection with certain historical acquisitions made by Quench prior to the Contribution and are expected to be paid as required through 2016.

        A reconciliation of the beginning and ending amounts of the acquisition contingent consideration is as follows (in thousands):

	December 31,
	2014	2015
Acquisition contingent consideration at beginning of year	$—	$1,855
Addition due to acquisition on June 6, 2014	2,103	—
Valuation adjustments	(45)	(124)
Payments	(319)	(932)
Interest accretion	116	116

Asset contingent consideration at end of year	$1,855	$915

        At December 31, 2014, the current and long-term portion of the acquisition contingent consideration was $926 thousand and $929 thousand, respectively, and was recorded in accrued liabilities and other long-term liabilities, respectively, in the consolidated balance sheets. At December 31, 2015, the remaining balance of the acquisition contingent consideration of $915 thousand was classified as current and recorded in accrued liabilities in the consolidated balance sheets.

        The acquisition contingent consideration liabilities are recorded at fair value as of December 31, 2014 and 2015 based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, the term of the earn-out period and a discount rate of 10%. As of December 31, 2015, the Company estimated remaining payments (undiscounted) for the acquisition contingent consideration to range from $950 thousand to $1.0 million, which is the contractual cap. Any change in the valuation of the acquisition contingent consideration is recorded as a valuation adjustment within SG&A in the consolidated statements of operations. The Company recorded a loss on the change in fair value for the years ended December 31, 2014 and 2015 of $45 thousand and $124 thousand, respectively, which was recorded in other expense in the consolidated statements of operations. There was no change in fair value for the year ended December 31, 2013. The Company recorded interest accretion within the consolidated statements of operations of $116 thousand for both the years ended December 31, 2014 and 2015. There was no interest accretion recorded for the year ended December 31, 2013.

        A change in the assumptions used to calculate the fair value of the acquisition contingent consideration could result in a significant change in the fair value. A 10% increase or decrease in the discount rate would not have a material impact on the consolidated financial statements as of December 31, 2015.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Commitments and Contingencies (Continued)

Leases

        The Company leases space and operating assets under non-cancelable operating leases expiring at various dates with some containing escalation in rent clauses, rent concessions and/or renewal options. Minimum lease payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Rent expense for the years ended December 31, 2013, 2014 and 2015 was $559 thousand, $1.5 million and $1.8 million, respectively.

        Future minimum lease payment under non-cancelable operating leases are summarized as follows (in thousands):

Years ending December 31:
2016	$1,511
2017	1,143
2018	948
2019	453
2020	291
Thereafter	379

$4,725

Change in Control Incentive Bonus Plan

        In connection with the Contribution on June 6, 2014, the Company assumed a management and incentive bonus ("Quench MIP") pursuant to which certain employees of Quench USA are entitled to a special cash bonus upon the occurrence of a sale event. As defined in the Quench MIP, a sale event includes, but is not limited to, an initial public offering. The potential cash bonus pool under the Quench MIP would be the lesser of: (i) 10% of the value of the outstanding securities of Quench USA Holdings LLC in excess of $21 million after giving effect to all payments under the plan; or (ii) $6 million.

        As of December 31, 2015, the Company has not recorded any liability related to the Quench MIP as no events had occurred nor was it probable an event would occur that would require payment under the Quench MIP.

Litigation

        The Company, may, from time to time, be a party to legal proceedings, claims, and administrative matters that arise in the normal course of business. The Company has made accruals with respect to certain of these matters, where appropriate, that are reflected in the consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, the Company has not yet determined that a loss is probable or the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, the Company currently does not expect that these proceedings and claims, individually or in the aggregate, will have a material effect on the consolidated financial position, results of operations, or cash flows. The outcome of any litigation is inherently uncertain, however, and if decided adversely to the Company, or if the Company determines that settlement of particular litigation is appropriate,

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Commitments and Contingencies (Continued)

the Company may be subject to liability that could have a material adverse effect on the consolidated financial position, results of operations, or cash flows. The Company maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that the Company insures against are customer lawsuits caused by damage or nonperformance, workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that the Company's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities. As of December 31, 2014 and 2015, the Company determined there are no matters for which a material loss is reasonably possible or the Company has either determined that the range of loss is not reasonably estimable or that any reasonably estimable range of loss is not material to the consolidated financial statements.

Purchase Commitments

        The Company has entered into commitments to complete the construction of certain desalination plants. As of December 31, 2015, these commitments totaled approximately $4.1 million.

16. Supplemental Cash Flow Information

        Supplemental cash flow information is as follows for the years ended December 31 (in thousands):

	2013	2014	2015
Cash Paid during the Period:
Income taxes, net	$—	$6	$41
Interest, net	$759	$4,380	$7,392
Non-Cash Transaction Information:
Adjustment for extinguishment/reissuance of Class A preferred shares	$—	$109,588	$—
Class Q share issuance related to acquisitions	$—	$143,666	$—
Class B share issuance related to acquisitions	$—	$16,500	$—
Note payable to seller related to acquisitions	$—	$—	$3,274
Unpaid capital expenditures	$2,453	$1,223	$3,039
Unpaid offering costs	$—	$—	$822
Unpaid debt financing costs	$—	$—	$22
Non-cash issuance of warrants	$—	$132	$—

17. Segment Reporting

        The Company has two operating and reportable segments including Seven Seas Water and Quench. This determination is supported by, among other factors: the existence of individuals responsible for the operations of each segment and who also report directly to the Company's chief operating decision maker ("CODM"), the nature of the segment's operations and information presented to the Company's governing board and CODM. The Quench reportable segment was established upon the acquisition of Quench USA in June 2014. The Quench reportable segment includes both post-acquisition operations of Quench USA and post-acquisition operations of Atlas

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Segment Reporting (Continued)

Watersystems, Inc., the assets of which were also acquired in June 2014. The Company only had the Seven Seas Water reportable segment for the year ended December 31, 2013.

        Seven Seas Water provides outsourced desalination solutions and wastewater treatment for governmental, municipal, industrial and hospitality customers internationally under long-term contracts. Quench provides bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers throughout the United States typically under multi-year contracts. Revenues reported under the Seven Seas Water reportable segment primarily represent bulk water sales and service, including revenues generated from service concession arrangements, whereas revenues under the Quench reportable segment primarily represent rental of filtered water and related systems.

        The Company records all non-direct general and administrative costs in its Seven Seas Water reportable segment and does not allocate these costs to the Quench reportable segment. All intercompany transactions are eliminated for segment presentation purposes.

        The following table provides information by reportable segment for the year ended December 31, 2013 (in thousands):

	Year Ended December 31, 2013
	Seven Seas Water	Total
Revenues:
Bulk water	$27,780	$27,780
Rental	—	—
Other	—	—

Total revenues	27,780	27,780
Gross profit:
Bulk water	12,015	12,015
Rental	—	—
Other	—	—

Total gross profit	12,015	12,015
Selling, general and administrative expenses	11,764	11,764

Income from operations	251	251
Other expense, net	(1,073)	(1,073)

Loss before income tax	(822)	(822)
Income tax expense	387	387

Net loss	$(1,209)	$(1,209)

Other information:
Depreciation and amortization expense	$7,226	$7,226
Interest expense	$961	$961
Expenditures for long-lived assets	$41,754	$41,754
Amortization of deferred financing fees	$343	$343

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Segment Reporting (Continued)

        The following table provides information by reportable segment for the year ended December 31, 2014 (in thousands):

	Year Ended December 31, 2014
	Seven Seas Water	Quench	Total
Revenues:
Bulk water	$38,989	$—	$38,989
Rental	—	23,995	23,995
Other	—	4,143	4,143

Total revenues	38,989	28,138	67,127
Gross profit:
Bulk water	17,952	—	17,952
Rental	—	13,011	13,011
Other	—	2,052	2,052

Total gross profit	17,952	15,063	33,015
Selling, general and administrative expenses	14,119	17,534	31,653

Income (loss) from operations	3,833	(2,471)	1,362
Other expense, net	(3,147)	(2,326)	(5,473)

Income (loss) before income tax	686	(4,797)	(4,111)
Income tax benefit	(1,984)	—	(1,984)

Net income (loss)	$2,670	$(4,797)	$(2,127)

Other Information:
Depreciation and amortization expense	$9,624	$5,207	$14,831
Interest expense	$2,829	$2,326	$5,155
Expenditures for long-lived assets	$15,300	$4,833	$20,133
Amortization of deferred financing fees	$542	$67	$609
As of December 31, 2014:
Total assets	$157,656	$217,010	$374,666

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Segment Reporting (Continued)

        The following table provides information by reportable segment for the year ended December 31, 2015 (in thousands):

	Year Ended December 31, 2015
	Seven Seas Water	Quench	Total
Revenues:
Bulk water	$47,444	$—	$47,444
Rental	—	44,654	44,654
Other	—	8,237	8,237

Total revenues	47,444	52,891	100,335
Gross profit:
Bulk water	18,354	—	18,354
Rental	—	24,444	24,444
Other	—	4,047	4,047

Total gross profit	18,354	28,491	46,845
Selling, general and administrative expenses	17,190	32,247	49,437
Goodwill impairment	—	27,353	27,353

Income (loss) from operations	1,164	(31,109)	(29,945)
Other expense, net	(4,749)	(4,122)	(8,871)

Loss before income tax	(3,585)	(35,231)	(38,816)
Income tax expense	2,973	—	2,973

Net loss	$(6,558)	$(35,231)	$(41,789)

Other Information:
Depreciation and amortization expense	$13,499	$10,643	$24,142
Interest expense	$4,390	$4,122	$8,512
Expenditures for long-lived assets	$9,986	$11,364	$21,350
Amortization of deferred financing fees	$558	$116	$674
As of December 31, 2015:
Total assets	$235,136	$190,520	$425,656

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Segment Reporting (Continued)

        Revenues earned by major geographical region were (in thousands):

	Year Ended December 31,
	2013	2014	2015
United States	$—	$28,138	$52,891
Foreign:
Trinidad & Tobago	4,518	12,600	12,711
Curaçao	4,046	5,652	7,809
British Virgin Islands	—	—	5,813
Turks and Caicos	1,373	1,526	1,776
St. Maarten	7,736	7,778	7,827
US. Virgin Islands	9,191	10,605	10,133
All other countries	916	828	1,375

Total foreign	27,780	38,989	47,444

Total revenues	$27,780	$67,127	$100,335

        Revenues earned from major customers, which are all included within the Seven Seas Water reportable segment, were (in thousands):

	Year Ended December 31,
	2013	2014	2015
Customer in Trinidad & Tobago	$4,518	$12,600	$12,711
Percentage of total revenues	16%	19%	13%
Customer in US. Virgin Islands	$6,083	$7,868	$8,175
Percentage of total revenues	22%	12%	8%
Customer in St. Maarten	$7,547	$7,539	$7,575
Percentage of total revenues	27%	11%	8%

        The following table provides revenues from external customers for each product and service by segment (in thousands):

	Year Ended December 31,
	2013	2014	2015
Seven Seas Water revenues:
Bulk water	$27,780	$38,989	$47,444
Quench revenues:
Rental	—	23,995	44,654
Equipment	—	2,892	5,577
Coffee and consumables	—	1,251	2,660

Total Quench revenues	—	28,138	52,891

Total revenues	$27,780	$67,127	$100,335

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Segment Reporting (Continued)

        Long-lived assets, which include property, plant and equipment, net, construction in process and long-term contract costs, by major geographic region were (in thousands):

	December 31,
	2014	2015
United States	$24,738	$28,797
Foreign:
Trinidad & Tobago	44,981	45,205
Curaçao	10,508	10,023
British Virgin Islands	—	85,582
Turks and Caicos	3,417	3,270
St. Maarten	13,643	12,276
US. Virgin Islands	32,308	31,118
All other countries	388	922

Total foreign	105,245	188,396

	$129,983	$217,193

18. Significant Concentrations, Risks and Uncertainties

        The Company is exposed to interest rate risk resulting from its variable rate loans outstanding that adjust with movements in LIBOR or the lending bank's prime lending rate.

        For the year end December 31, 2015, a significant portion of the Company's revenues are derived from countries in the Caribbean region. Demand for water in the Caribbean region is impacted by, among other things, levels of rainfall and the tourism industry. High levels of rainfall and a downturn in the level of tourism and demand for real estate could adversely impact the future performance of the Company.

        At December 31, 2015, a significant portion of the Company's property, plant and equipment is located in the Caribbean region. The Caribbean islands are situated in a geography where tropical storms and hurricanes occur with regularity, especially during certain times of the year. The Company designs its plant facilities to withstand such conditions; however, a major storm could result in plant damage or periods of reduced consumption or unavailability of electricity or source seawater needed to produce water. It is the Company's policy to maintain adequate levels of property and casualty insurance; however, the Company only insures certain plants for wind.

        The operation of desalination plants requires significant amounts of electricity which typically is provided by the local utility of the jurisdiction in which the plant is located. A shortage of supply caused by force majeure or material increases in electricity costs could adversely impact the Company's operating results. To mitigate the risk of electricity cost increases, the Company has generally contracted with major customers for those cost increases to be borne by the customers and has invested in energy efficient technology. Management believes that rising energy costs and availability of its supply of electricity would not have a material adverse effect on its future performance.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Subsequent Events

        The Company has evaluated subsequent events through May 13, 2016 the date the consolidated financial statements were available for issuance. The subsequent events included the following:

  •
  On January 23, 2016, the Company amended the Quench Loan Agreement to delay the loan amortization payments until July 2016 and modify the amount of such payments (Note 10).

  •
  On March 9, 2016, the Company drew upon the remaining $15.0 million of the Curacao Credit Facility (Note 10).

  •
  On April 18, 2016, the Company entered into an amended and restated Trinidad Credit Agreement to, among other things, establish a new non-revolving facility for up to $8.0 million. The facility is available to be drawn upon through October 31, 2016. Principal on the non-revolving facility will be due in full on April 15, 2019 while interest is payable monthly. In addition, the amended and restated Credit Agreement eliminated the debt service reserve requirement, which released $1.5 million as of December 31, 2015, for general use. All other significant terms of the Trinidad Credit Agreement remained unchanged.

SCHEDULE I

AQUAVENTURE HOLDINGS LLC (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	December 31
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$24,764	$6,902
Prepaid expenses and other current assets	149	4,525

Total current assets	24,913	11,427
Receivables—intercompany	19,607	67,742
Investment in subsidiaries	228,085	187,817
Other long-term assets	7	2

Total assets	$272,612	$266,988

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$34	$52
Accrued liabilities	490	1,563

Total current liabilities	524	1,615
Other long-term liabilities	119	97

Total liabilities	643	1,712
Members' Equity:
Class A preferred shares, 40,700 shares authorized, issued and outstanding at December 31, 2014 and 2015	195,988	195,988
Class B shares, 16,500 and 22,750 shares authorized; 15,890 and 22,436 shares issued and outstanding at December 31, 2014 and 2015, respectively	52,620	84,246
Class Q shares, 29,037 shares authorized, issued and outstanding at December 31, 2014 and 2015	143,666	143,666
Common shares, 30,669 shares authorized; 11,820 and 11,786 shares issued and outstanding at December 31, 2014 and 2015, respectively	4,931	4,974
Management incentive plan shares, 7,900 shares authorized; 7,797 and 7,679 shares issued and outstanding at December 31, 2014 and 2015, respectively	—	—
Additional paid-in capital	3,138	6,449
Accumulated deficit	(128,374)	(170,047)

Total members' equity	271,969	265,276

Total liabilities and members' equity	$272,612	$266,988

The accompanying notes to Schedule I are an integral part of these financial statements.

 SCHEDULE I

AQUAVENTURE HOLDINGS LLC (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS)

	Year Ended December 31,
	2013	2014	2015
Revenues	$—	$—	$—
Cost of revenues	—	—	—

Gross profit	—	—	—
General and administrative expenses	1,124	1,555	1,849

Loss from operations	(1,124)	(1,555)	(1,849)
Other income	—	13	22
Loss on equity investment in subsidiaries	(85)	(585)	(39,846)

Net loss	$(1,209)	$(2,127)	$(41,673)

The accompanying notes to Schedule I are an integral part of these financial statements.

 SCHEDULE I

AQUAVENTURE HOLDINGS LLC (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net loss	$(1,209)	$(2,127)	$(41,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on equity investment in subsidiaries	85	585	39,846
Change in fair value of warrant	—	(12)	(22)
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(132)	103	(3,553)
Receivables—intercompany	(454)	(1,415)	(44,403)
Other long-term assets	—	(9)	6
Current liabilities	81	221	270

Net cash used in operating activities	(1,629)	(2,654)	(49,529)

Cash flows from investing activities:
Investment in subsidiary	(427)	(9,000)	—
Other	—	—	(2)

Net cash used in investing activities	(427)	(9,000)	(2)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	13	43
Proceeds from issuance of Class B shares	—	36,021	31,626

Net cash provided by financing activities	—	36,034	31,669

Change in cash and cash equivalents	(2,056)	24,380	(17,862)
Cash and cash equivalents at beginning of period	2,440	384	24,764

Cash and cash equivalents at end of period	$384	$24,764	$6,902

Supplemental cash flow information:
Unpaid offering costs	—	—	$822

The accompanying notes to Schedule I are an integral part of these financial statements.

SCHEDULE I

AQUAVENTURE HOLDINGS LLC

NOTES TO THE CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

        AquaVenture Holdings LLC ("AquaVenture") is a Delaware limited liability company, which was formed on December 14, 2006. AquaVenture wholly owns, through direct and indirect ownership, all of the AquaVenture subsidiaries. AquaVenture is headquartered in Tampa, Florida.

        The accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of its subsidiaries exceed 25% of the consolidated net assets of AquaVenture Holdings LLC and Subsidiaries (the "Company").

        The parent company records its investment in subsidiaries under the equity method of accounting. Such investment is presented on the balance sheet as "Investment in subsidiaries" and the subsidiaries' net income (loss) are recognized based on the effective shareholding percentage as income (loss) on equity investment in subsidiaries on the condensed unconsolidated statement of operations. Intercompany balances and transactions have not been eliminated.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

2. Restricted Net Assets of Quench USA and Biwater (BVI) Ltd.

        For a discussion of the Company's restricted net assets of Quench USA and Biwater (BVI) Ltd., see Note 10 of the Company's consolidated financial statements for the years ended December 31, 2014 and 2015.

3. Commitments and Contingencies

        There are no significant commitments or contingencies as of December 31, 2014 and 2015. For a discussion of the Company's commitments and contingencies, see Note 15 to the Company's consolidated financial statements for the years ended December 31, 2014 and 2015.

Independent Auditors' Report

The Board of Directors
Quench USA, Inc.:

        We have audited the accompanying financial statements of Quench USA, Inc., which comprise the balance sheets as of June 6, 2014 and December 31, 2013, and the related statements of operations, stockholder's equity, and cash flows for the period of January 1, 2014 through June 6, 2014 and for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quench USA, Inc. as of June 6, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period of January 1, 2014 through June 6, 2014 and the year ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Providence, Rhode Island
August 11, 2015

QUENCH USA, INC.

Balance Sheets

June 6, 2014 and December 31, 2013

	June 6, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$7,803,671	$32,175,019
Trade accounts receivable, less allowance for doubtful accounts of $442,367 in 2014 and $348,656 in 2013	5,583,580	2,296,734
Inventories	2,794,708	1,879,519
Prepaid expenses and other current assets	3,326,153	318,088

Total current assets	19,508,112	36,669,360

Property and equipment:
Rental equipment:	15,428,446	11,992,785
Leasehold improvements	315,317	308,573
Furniture and fixtures	309,849	310,829
Machinery and equipment	17,914	17,914
Office equipment	3,158,131	3,011,718
Vehicles	2,006,587	1,751,966

	21,236,244	17,393,785
Less accumulated depreciation	(9,294,973)	(8,099,934)

Net property and equipment	11,941,271	9,293,851

Goodwill	42,147,219	14,162,626
Intangible assets, net of accumulated amortization of $10,328,367 in 2014 and $9,274,891 in 2013	32,467,293	11,513,769
Other assets	170,485	197,649
Due from shareholder	141,378	139,982
Debt acquisition costs, net of accumulated amortization of $142,118 in 2014 and $98,820 in 2013	320,733	364,031

	75,247,108	26,378,057

Total assets	$106,696,491	$72,341,268

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt	$218,175	$100,991
Trade accounts payable	1,537,403	538,376
Accrued expenses and other liabilities	4,408,346	3,236,601
Current portion of acquisition contingent liabilities	1,314,700	1,341,997
Deferred revenue	2,988,127	359,955

Total current liabilities	10,466,751	5,577,920
Long-term debt, net of discount	29,993,078	19,835,904
Acquisition contingent liabilities	787,713	1,600,431
Other long-term liabilities	—	18,982

Total liabilities	41,247,542	27,033,237

Stockholder's equity:
Common stock	—	—
Additional paid-in capital	144,731,396	130,001,814
Accumulated deficit	(79,282,447)	(84,693,783)

Total stockholder's equity	65,448,949	45,308,031

Total liabilities and stockholder's equity	$106,696,491	$72,341,268

See accompanying notes to the financial statements.

QUENCH USA, INC.

Statements of Operations

Period from January 1, 2014 through June 6, 2014 and the year ended December 31, 2013

	Period Ended June 6, 2014	Year Ended December 31, 2013
Net sales:
Rents	$12,073,531	$23,656,678
Equipment	1,378,055	2,928,767
Service and installation	457,279	880,937
Coffee and other	440,320	272,506

Total net sales	14,349,185	27,738,888
Cost of goods sold	6,458,002	12,950,249

Gross profit	7,891,183	14,788,639
Selling, general, and administrative expenses	9,632,714	16,175,450
Amortization	1,053,475	1,913,473

Operating loss	(2,795,006)	(3,300,284)
Other expense:
Interest expense, net	1,103,579	1,590,836

Net loss before income tax	(3,898,585)	(4,891,120)
Income tax benefit	9,309,921	—

Net income (loss)	$5,411,336	$(4,891,120)

See accompanying notes to the financial statements.

QUENCH USA, INC.
Statements of Stockholder's Equity
Period from January 1, 2014 through June 6, 2014 and the year ended December 31, 2013

	Series D Preferred Stock		Series C Preferred Stock		Series B Preferred Stock		Series A Preferred Stock
									Common Stock
											Additional paid-in capital	Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2012	8,550	$19,261,941	12,774	$33,455,438	13,000	$39,259,690	647	$6,130,847	651,073	$501	$645,231	$(69,383,295)	$29,370,353
Repurchase of common stock									(29,369)	(29)	(29,340)	—	(29,369)
Equity recapitilization	(8,550)	(19,261,941)	(12,774)	(33,455,438)	(13,000)	(39,259,690)	(647)	(6,130,847)	(621,704)	(472)	108,527,756	(10,419,368)	—
Issuance of common stock		—	—	—	—	—	—	—	1	—	—	—	20,743,274
Equity contributed from Parent		—	—	—	—	—	—	—	—	—	20,743,274	—	—
Stock-based compensation		—	—	—	—	—	—	—	—	—	114,893	—	114,893
Net loss		—	—	—	—	—	—	—	—	—	—	(4,891,120)	(4,891,120)

Balance at December 31, 2013	—	$—	—	$—	—	$—	—	$—	1	$—	$130,001,814	$(84,693,783)	$45,308,031

Repurchase of common stock		—	—	—	—	—	—	—	—	—	(16,694)	—	(16,694)
Equity contributed from Parent		—	—	—	—	—	—	—	—	—	14,000,000	—	14,000,000
Stock-based compensation		—	—	—	—	—	—	—	—	—	746,276	—	746,276
Net income		—	—	—	—	—	—	—	—	—	—	5,411,336	5,411,336

Balance at June 6, 2014	—	$—	—	$—	—	$—	—	$—	1	$—	$144,731,396	$(79,282,447)	$65,448,949

See accompanying notes to the financial statements.

QUENCH USA, INC.

Statements of Cash Flows

Period from January 1, 2014 through June 6, 2014 and the year ended December 31, 2013

	Period Ended June 6, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income (loss)	$5,411,336	$(4,891,120)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,321,081	4,593,765
Bad debt expense	368,496	515,301
Noncash interest expense	161,967	418,713
Non cash interest related to loan to shareholder	(1,396)	(851)
Stock-based compensation	746,276	114,893
Change in fair value of acquisition contingent liabilities	(59,406)	167,219
Loss on disposal of equipment	220,498	709,926
Deferred income tax provision	(9,309,921)	—
(Increase) decrease in operating assets:
Trade accounts receivable	(2,561,384)	(1,118,891)
Inventories	(562,725)	(14,605)
Other assets	(410,860)	325,697
Increase (decrease) in operating liabilities:
Trade accounts payable and accrued expenses	1,252,945	415,779
Deferred revenue	1,630,365	(339,807)

Net cash provided by (used in) operating activities	(792,728)	896,019

Cash flows from investing activities:
Capital expenditures	(2,379,631)	(5,012,531)
Business acquisitions	(41,954,369)	(915,619)

Net cash used in investing activities	(44,334,000)	(5,928,150)

Cash flows from financing activities:
Proceeds of long-term debt	10,000,000	7,500,000
Payment for debt financing costs	—	(243,243)
Payment of acquisition contingent liabilities	(899,278)	(2,021,509)
Proceeds from capital contribution from Parent	11,500,000	21,050,000
Repurchase of common stock	(16,694)	(29,369)
Borrowings under vehicle notes payable	238,274	149,692
Payments on vehicle notes payable	(66,922)	(348,095)

Net cash provided by financing activities	20,755,380	26,057,476

Net increase (decrease) in cash and cash equivalents	(24,371,348)	21,025,345
Cash and cash equivalents, beginning of year	32,175,019	11,149,674

Cash and cash equivalents, at end of year	$7,803,671	$32,175,019

Cash paid for interest	$1,053,161	$1,234,641

See accompanying notes to the financial statements.

QUENCH USA, INC.

Notes to Financial Statements

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies

(a)   Description of Business

        Quench USA, Inc. (the "Company") offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States.

        The Company was a wholly owned subsidiary of Quench USA Holdings LLC (the "Parent") from December 20, 2013 to June 6, 2014. The Parent was formed on December 18, 2013 ("Merger Date") along with a newly created subsidiary Quench MergerSub Corporation ("Mergersub"). Mergersub was merged with and into the Company on the Merger Date, with the Company being the surviving entity.

        On June 6, 2014, all of the Parent's assets were acquired by AquaVenture Holdings LLC ("AquaVenture") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares to the Parent.

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include goodwill impairment, impairment of long-lived assets, useful lives of rental assets, useful lives of intangible assets, recoverability of fixed assets, allowances for doubtful accounts, realizability of inventory, share-based compensation, acquisition contingent liabilities, and other contingencies.

(c)   Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)   Trade Accounts Receivable

        Trade accounts receivable consist of current amounts due related to invoices on operating leases of Company owned rental units, and amounts due from customers for service work performed or goods sold. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. The Company reviews its allowance for doubtful accounts monthly to determine if additional reserves are required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company enters into lease contracts with customers, which are classified and accounted for as operating leases.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(e)   Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. As of June 6, 2014 and December 31, 2013, inventory consists of water filtration systems, related ancillary products and parts.

(f)    Revenue Recognition

        The Company generates revenue through the sale and rental of equipment, service, and supplies. Revenue related to operating leases is recorded within rental revenue, net of applicable sales taxes, in the statements of operations.

        Rental of Water Filtration and related Equipment.    The Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements are accounted for as operating leases and, as a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the balance sheets.

        Sale of Water Filtration and related Equipment, Supplies and Maintenance Services.    The Company recognizes revenues from the sale of water filtration and related equipment, supplies and maintenance services. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured.

(g)   Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are five to seven years, while the estimated useful lives of leasehold improvements are the shorter of the remaining life of the lease or seven years. Vehicles and computers have a three-year estimated useful life. Rental equipment is depreciated over seven years. Total depreciation for the period ended June 6, 2014 and the year ended December 31, 2013 was $1,267,606 and $2,680,292, respectively, of which approximately 78% and 84% was recorded in cost of sales and approximately 22% and 16% was recorded in selling, general and administrative expense in each period.

        The purchase of property and equipment, including rental equipment, is included in capital expenditures within the statements of cash flows.

(h)   Goodwill

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually on December 31 and more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the quantitative analysis of the goodwill impairment test.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

Otherwise, the quantitative test is optional. The Company performs its annual impairment review of goodwill at December 31, and between annual impairment tests when a triggering event occurs. Management determined that goodwill was not impaired at June 6, 2014 and December 31, 2013.

(i)    Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates in income in the period of the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(j)    Stock Compensation Plan

        The Company accounts for its stock-based compensation awards, including restricted stock awards, in accordance with ASC Topic 718, Compensation—Stock Compensation. ASC Topic 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value of the award. The cost is recognized over the requisite service period, net of estimated forfeitures. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model.

(k)   Long-Lived Assets

        In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment Overall, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Management determined that there were no indicators of impairment of long-lived assets, including amortizable intangible assets, at June 6, 2014 and December 31, 2013.

(l)    Commitments and Contingencies

        Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(m)  Acquisition Contingent Liabilities

        The acquisition date fair value of contingent consideration is recognized as an asset, liability, or equity (as appropriate). Contingent consideration liabilities are re-measured to fair value at the end of each reporting period with the change in fair value reflected as income or expense.

(n)   Comprehensive Income (Loss)

        The Company reports comprehensive income (loss) as a measure of overall performance. Comprehensive income (loss) includes all changes in equity during a period, except for those resulting from investments by and distributions to stockholders. The Company's comprehensive loss is the same as its reported net loss for the period ended June 6, 2014 and for the year ended December 31, 2013.

(o)   Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of cash and cash equivalents, trade receivables, trade payables and accrued expenses approximate their carrying values due to their short maturities. The fair value of debt approximates the carrying value of debt because the Company's interest rates approximate currently available interest rates for similar debt.

        The following table summarizes the financial liabilities measured at fair value on a recurring basis as of June 6, 2014 and December 31, 2013:

	Level	2014	2013
Warrant liabilities	3	$458,081	$320,591
Acquisition contingent liabilities	3	2,102,413	2,942,428

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

        The following table summarizes the changes in acquisition contingent liabilities for the period ended June 6, 2014 and year ended December 31, 2013:

Balance at December 31, 2012	$4,243,954
Valuation adjustments	167,219
Additions	230,000
Payments	(2,021,509)
Interest accretion	322,764

Balance at December 31, 2013	$2,942,428

Valuation adjustments	(59,406)
Payments	(899,278)
Interest accretion	118,669

Balance at June 6, 2014	$2,102,413

        Valuation adjustments are included in selling, general, and administrative expenses. The acquisition contingent liabilities were recorded at fair value based on valuation models that utilize relevant factors such as expected life and estimated probabilities of the acquired businesses achieving the performance targets throughout the earnout periods. Unobservable inputs used in the valuation of the acquisition contingent liabilities include a discount rate of 10%, and the expectation that the acquired businesses will achieve the earnout targets in future years.

        A significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement, and a significant increase (decrease) in any of the probabilities, in isolation, would result in a significantly higher (lower) fair value measurement. A discount rate increase (decrease) of 100 basis points would lead to a lower (higher) fair value of $28,000 ($27,000).

(2) Significant Risks and Uncertainties Including Business and Credit Concentrations

        The Company has incurred losses since inception and anticipates incurring additional losses until such time, if ever, it can place significant additional revenue generating water filtration and related systems at customer locations. As described in Note 1, the Company was acquired on June 6, 2014.

        Most of the Company's customers are located in the United States. During the periods presented in these financial statements, no single customer accounted for more than 10% of the Company's net sales from rents. However, the Company's net sales from equipment are highly concentrated with two customers.

        The Company regularly maintains amounts on deposit in excess of those insured by the FDIC. The Company believes it limits its credit exposure by placing its cash with a financial institution that management believes is a high credit quality financial institution.

        The Company acquires approximately 50% of its coolers from one vendor and nearly all of its ice machines from another vendor. Management believes that such equipment could be sourced from alternative vendors if necessary.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(3) Leases

        The Company entered into a noncancelable operating lease for its corporate headquarters in August 2010, and a separate warehouse facility lease in May 2011, which expire in 2017 and 2016, respectively. Rental payments include minimum rentals and common area usage fees.

        Rent expense for the period ended June 6, 2014 and the year ended December 31, 2013 was $334,946 and $713,509, respectively.

        Future minimum lease payments under noncancelable operating leases as of June 6, 2014 are as follows:

Year ending December 31:
Remainder of 2014	$428,139
2015	650,567
2016	535,546
2017	420,313
2018 and beyond	317,044

$2,351,609

(4) Long-Term Debt

        On October 7, 2011, the Company entered into a Loan and Security Agreement for the Tranche A Term Loan, which was a five year term loan with a borrowing of $12,500,000. The agreement was subsequently amended in December 2013 to: (i) extend the maturity date of the Tranche A Term Loan to December 23, 2018; (ii) issue and withdraw a Tranche B Term Loan of $7,500,000 with a maturity date of December 23, 2018; and (iii) issue a Tranche C Term Loan of $10,000,000 with a maturity date of December 23, 2018. In April 2014, the Tranche C Term Loan was withdrawn in full in connection with the acquisition of a business.

        The Tranche A Term Loan of $12,500,000 contains an interest rate per annum equal to the base rate in effect for such month, plus 6% per annum, provided that in no event shall the interest rate per annum be less than 9.5% (9.5% as of June 6, 2014). The Tranche B and C Loans of $7,500,000 and $10,000,0000, respectively, each contain an interest rate per annum equal to the base rate in effect for such month, plus 5.5% per annum, provided that in no event shall the interest rate per annum be less than 9.0% (9.0% as of June 6, 2014). The base rate for each tranche is defined as the greater of the highest Prime Rate in effect during the month or the highest three-month LIBOR rate in effect during each month, plus 2.5% per annum. Interest only payments are due monthly through December 2015.

        The unpaid principal balance of the Tranche A Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $156 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $208 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $260 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $5.0 million on December 23, 2018. The unpaid principal balance of the Tranche B Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $94 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $125 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $156 thousand, commencing on January 23, 2018 and (iv) the remaining

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

amount of $3.0 million on December 23, 2018. The unpaid principal balance of the Tranche C Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $125 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $167 thousand, commencing on January 23, 2017, and continuing on the same day of each month thereafter until December 23, 2017; (iii) 12 equal monthly principal payments of $208 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $4.0 million on December 23, 2018.

        The Company may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part, provided that the Company concurrently pays:

  (i)
  All accrued and unpaid interest on the principal so prepaid;

  (ii)
  A prepayment fee equal to 2.0% of the amount prepaid if prepayment occurs on or prior to June 16, 2016, and 1.0% of the amount prepaid if prepayment occurs after June 16, 2016 and on or before June 16, 2017. The prepayment fee shall be due from the Company upon any prepayment of the principal of the loans, including without limitation any prepayment as a result of an event of default or the exercise of any rights or remedies by the lender following the same. Prepayments of the loans shall be applied pro rata to the principal installments due or outstanding on the loans.

        The agreement is collateralized by substantially all of the Company's assets. In addition to a minimum net recurring revenue covenant, the Company is required to comply with certain other financial and nonfinancial covenants. The Company was in compliance with all such covenants as of June 6, 2014.

        Pursuant to the agreement, the Company issued a seven-year warrant (the "Initial Warrant") to the lender for the purchase of 187.5 shares of Series D Preferred Stock at $2,000 per share. Pursuant to the amendment, and on the effective date of the amendment, the Initial Warrant was amended and restated to reflect its conversion into a seven-year warrant for ordinary common shares of the Parent. In addition, in connection with the December 2013 amendment, the Parent issued a seven year warrant (the "Second Warrant") to the lender for the purchase of 225,000 ordinary common shares of Quench USA Holdings, LLC with an exercise price of $1.00 per share. In April 2014 with the disbursement of the Tranche C Term Loan, the number of shares subject to the Second Warrant were increased to 525,000.

        As of June 6, 2014, the fair value of both the Initial and Second Warrant using the Black-Scholes-Merton option pricing model was $458,080. While both the Initial and Second Warrants are liabilities of the Parent, the related debt agreement is a liability of the Company. As a result, the Parent pushed these liabilities down to the Company, and the Company records the fair value of the warrants as a debt discount that is amortized over the term of the debt.

        The Company primarily finances its vehicles for a three-year term with interest rates ranging from 1.61% to 7.64%.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

        Long-term debt at June 6, 2014 and December 31, 2013 consists of the following:

	June 6, 2014	2013
Loan agreement	$30,000,000	$20,000,000
Discount	381,731	254,107

Borrowings under loan agreement, net of discount	29,618,269	19,745,893
Borrowings under vehicle notes	592,984	191,002

Total long-term debt	30,211,253	19,936,895
Less current installments	(218,175)	(100,991)

	$29,993,078	$19,835,904

        Aggregate annual maturities of long-term debt subsequent to June 6, 2014 are as follows:

	Loan agreement	Vehicle notes
Years ending December 31:
2014	$—	$127,846
2015	—	215,255
2016	4,500,000	163,073
2017	6,000,000	73,508
2018	19,500,000	13,302

	$30,000,000	$592,984

(5) Income Taxes

        Quench USA, Inc. files a U.S. federal income tax return and U.S. state income tax returns in numerous jurisdictions. In general, the U.S. federal and state income tax returns remain open to examination by taxing authorities for tax years beginning in 2011 to present. However, if and when the Company claims net operating loss carryforwards from years prior to 2011 against future taxable income, those losses may be examined by the taxing authorities as well.

        Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and income tax bases of assets and liabilities given the provisions of enacted tax laws. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. As of June 6, 2014 and December 31, 2013, there is a full valuation allowance against the Company's net deferred tax assets due to the uncertainty of the Company's ability to realize the benefit of any deferred tax asset. The valuation allowance decreased by $8,627,000 and increased by $2,266,000 during the period of January 1, 2014 and June 6, 2014 and the year ended December 31, 2013, respectively, primarily due to the impact from the current year net losses incurred and purchase accounting.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(5) Income Taxes (Continued)

        As of June 6, 2014 and December 31, 2013, the Company had federal and state net operating loss carryforwards available to offset future taxable income of an estimated $46,104,000 and $43,688,000, respectively. The federal loss carryforwards will begin to expire in 2028. The state loss carryforwards will expire at various times beginning in 2015. The Internal Revenue Code contains provisions that limit the utilization of net operating loss carryforwards if there has been an ownership change. An ownership change is defined generally as a greater than 50% change in ownership by a greater than 5% shareholder over a three-year period. Such an ownership change, as described in Section 382 of the Internal Revenue Code, may limit the Company's ability to utilize its net operating loss and credit carryforwards on a yearly basis. As a result, to the extent that any single year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryfoward period. Due to the Company's prior equity transactions, its net operating loss and credit carryforwards may be subject to an annual limitation.

        On April 18, 2014, the Company acquired the stock of a leading water filtration and related systems business. The Company's allocation of purchase price for this acquisition is included in Note 9 and includes a $9.3 million deferred tax liability related to the acquired identifiable intangible assets. During the period ending June 6, 2014, the Company recorded an income tax benefit of approximately $9.3 million related to the release of the valuation allowance attributable to the recording of this deferred tax liability. Future reversals of taxable temporary differences provide positive evidence to support the realization of the Company's previously existing deferred tax assets. Because the Company has not yet achieved profitable operations, the Company's deferred tax assets do not satisfy the criteria for realizability, and the Company has established a valuation allowance for such deferred tax assets, as described above.

        U.S. GAAP requires the evaluation of tax positions taken or expected to be take in the course of preparing tax returns to determine whether the tax positions are "more likely than not" to be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current period. Management does not believe that there are any uncertain tax positions for the period ended June 6, 2014 and year ended December 31, 2013. The Company's policy on its classification of interest and penalties on any unrecognized tax benefits is to recognize the interest and penalties as a component of income tax expense or benefit. No interest or penalties have been recognized in either the statements of operation or balance sheets.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(5) Income Taxes (Continued)

        The components of the deferred taxes are as follows:

	2014	2013
Deferred tax assets:
Accrued compensation	$174,000	$62,000
Bad debt reserve	173,000	142,000
Expense reserves	58,000	123,000
Tax basis intangibles	3,459,000	3,865,000
NOL carryforwards	18,004,000	17,493,000
Other	622,000	728,000

	22,490,000	22,413,000
Deferred tax liabilities:
Intangibles	(11,312,000)	(3,181,000)
Property and equipment	(1,303,000)	(730,000)

Net deferred tax assets	9,875,000	18,502,000
Valuation reserve	(9,875,000)	(18,502,000)

	$—	$—

(6) Stockholder's Equity

        On December 18, 2013, the Parent (Quench USA Holdings LLC) was formed. On December 20, 2013 a subsidiary of the Parent merged with and into the Company (Quench USA, Inc.). As part of this merger, all stockholders of the Company exchanged their shares, both common and preferred, for common shares of the Parent. In total the shareholders of the Company exchanged their shares for a total of 109,087,399 common shares of the Parent at $1 per share. As part of the merger the Parent owned all outstanding shares of the Company (1 share outstanding) making the Company a wholly-owned subsidiary of the Parent. On December 20, 2013, the Parent contributed an additional $20,743,274 into the Company. At June 6, 2014 and December 31, 2013, the Company has 3,000 common shares authorized with $0.001 par value and one share issued and outstanding.

(7) Stock Compensation Plan

        On August 29, 2008, the Company adopted the Quench USA, Inc. 2008 Stock Plan (the "Plan"), which allows for the issuance of stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, and other key persons, including consultants and prospective employees of the Company. The Plan is administered by the Board, or by a committee of the Board. In connection with the Merger as previously discussed in note 6, all outstanding restricted shares were converted into ordinary common shares of the Parent, and all options were assumed by the Parent and are exercisable for ordinary common shares of the Parent.

        On April 16, 2014, the Parent adopted the 2014 Equity Incentive Plan (the "Incentive Plan"), which allows for the issuance of stock options, restricted stock awards, unrestricted stock awards and incentive shares to officers employees, directors, and other key persons, including consultants and prospective employees of the Company. In addition, the Parent increased the available shares for grant

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(7) Stock Compensation Plan (Continued)

to 13,000,000 and allowed for the issuance of incentive shares to be granted as "profits interests". The awards granted pursuant to the Parent's equity incentive plan are typically subject to time-based vesting and certain other restrictions. The options to purchase ordinary shares, restricted stock awards and incentive shares granted as "profits interests" are typically subject to a time-based vesting term, which is determined on a grant-by-grant basis. Incentive shares granted as "profits interests" have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is ten years, while the incentive shares contain no contractual term. Holders of incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Parent has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the award. Unvested shares and options expire on the termination of the recipient's business relationship.

        During the period ended June 6, 2014, the Parent granted options to purchase ordinary shares with the following time-based vesting schedule: (i) 25% of the grant vests on April 1, 2014 and (ii) 5% of the grant vests quarterly thereafter. In addition, the Parent granted incentive shares with the following time-based vesting schedule: (i) 30% of the grant vests on April 1, 2014 and (ii) 10% of the grant vests quarterly thereafter.

        The Company uses the Black-Scholes option pricing model to determine the fair value of the options to purchase ordinary shares and incentive shares granted under the plan. The following weighted average assumptions by share class were used to determine such fair values of the awards granted during the period ending June 6, 2014:

	Options	Incentive Shares
Valuation assumptions:
Expected dividend yield	—%	—%
Expected volatility	37.7%	24.0%
Expected term (years)	5.9	1.8
Risk-free interest rate	1.9%	0.3%

        The simplified method was used to determine the expected term assumptions as the Company does not have sufficient history to make more refined estimates of the expected term. The risk-free rate assumption was based on U.S. Treasury yields with similar terms. Since the shares are not publicly traded and are rarely traded privately, expected volatility was estimated based on based on historical results of comparable industry peer companies that are publicly traded. The expected dividend yield is 0% because the Company does not have a history of paying dividends or future plans of doing so.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(7) Stock Compensation Plan (Continued)

        Stock option activity during 2014 is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at December 31, 2013	97,452	$1.66	7.06 years
Granted	2,095,000	$1.00
Forfeited	(2,500)	$1.02
Expired	(650)	$2.46

Outstanding at June 6, 2014	2,189,302	$1.02	9.76 years

Exercisable at June 6, 2014	588,996	$1.07	9.54 years

        The weighted average grant-date fair value of options granted during the period ended June 6, 2014 and for the year ended December 31, 2013 was $0.39 and $0.64, respectively. The intrinsic value of options outstanding and options exercisable at June 6, 2014 was $0. No options were exercised during the 2014 period.

        As of June 6, 2014, total unrecognized compensation expense related to options to purchase ordinary shares was $589,723, which will be recognized over a weighted-average remaining period of 3.6 years.

        A summary of the status of the Company's restricted shares and the Parent's incentive shares as "profits interests" during 2014 is presented below:

	Restricted Shares		Incentive Shares
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
Outstanding at December 31, 2012	199,471	$274,990	—	$—
Granted	55,500	56,610	—	—
Vested	(86,687)	(136,400)	—	—
Forfeited	(12,529)	(15,912)	—	—

Outstanding at December 31, 2013	155,755	$179,288	—	$—

Granted	—	—	10,000,000	1,292,500
Vested	(37,371)	(50,454)	(3,000,000)	(387,750)

Outstanding at June 6, 2014	118,384	$128,834	7,000,000	$904,750

        During the period from January 1, 2014 to June 6, 2014, the intrinsic value of restricted shares vested was $1.00 per share while the intrinsic value of incentive shares granted as "profits interests" was $0.00. As of June 6, 2014, the 7,000,000 incentive shares granted as "profits interests" had a hurdle price of $1.00.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(7) Stock Compensation Plan (Continued)

        At June 6, 2014, there was $966,561 of total unrecognized compensation cost related to restricted stock awards and incentive shares granted as "profits interests", which will be recognized over a remaining weighted-average period of 1.8 years.

        The Company recorded compensation expense related to all equity awards of $746,276 and $114,893 during the period ended June 6, 2014 and the year ended December 31, 2013, respectively.

(8) Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

        The Company has a 401(k) Plan covering substantially all nonunion employees over the age of 21. Employees may contribute up to 92% of their annual compensation to the plan, not to exceed IRS limits. The Company is required to match 50% of the first 6% of the employee's compensation deferred. Employees are 100% vested immediately as to their contributions and vest over a five year period as to the Company's contributions. Expense related to the plan was $102,443 for the period ended June 6, 2014 and $203,328 for the year ended December 31, 2013.

        The Company also has management incentive plan ("Quench MIP") pursuant to which certain employees of the Company are entitled to a special cash bonus in the event of a sale. As defined in the Quench MIP, a sale event is the sale of all or substantially all of the assets of the Company, a merger or consolidation in which the Company is a party, an acquisition of all or substantially all of the outstanding securities of the Company, an initial public offering or any other acquisition as determined by the Board of Members. The potential cash bonus pool under the Quench MIP would be the lesser of: (i) 10% of the value of the outstanding securities of the Company in excess of $21,000,000 after giving effect to all payments under the plan; or (ii) $6,000,000 million.

        As of June 6, 2014, the Company has not recorded any liability related to the Quench MIP as no events have occurred nor was it probable an event would occur that would require payment under the Quench MIP.

(9) Acquisitions

        Acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the acquired companies' operations have been included in the Company's financial statements since the effective date of each respective acquisition.

        On April 18, 2014, the Company acquired all the stock of a leading water filtration and related systems business for $42 million in cash. The acquired entity was simultaneously merged into the Company. Transaction and other integration costs incurred in 2014 and included in the Company's results for the period ended June 6, 2014 were $785,216. The Company acquired the business to expand its geographic coverage and strengthen its national service network. The Company negotiated the purchase price of the business based on expected cash flows to be derived from its operations after integration into the Company's existing operations.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(9) Acquisitions (Continued)

        The following table summarizes the fair values of the assets acquired and liabilities assumed related to this acquisition. Purchase price allocations are based on management's estimates.

Assets acquired:
Cash	$105,528
Accounts receivable	1,093,959
Inventory	352,464
Other current assets	74,041
Rental equipment	1,587,033
Other fixed assets	168,860
Goodwill (not deductible for tax purposes)	27,984,593
Customer relationships	21,841,000
Non-compete agreements	108,000
Tradenames	54,000
Liabilities assumed:
Accounts payable	(125,990)
Deferred revenue	(997,807)
Deferred tax liability	(9,309,921)
Security deposits from customers	(645,232)
Vehicle note	(230,631)

Cash paid at acquisition	$42,059,897

        The goodwill recognized represents the synergies obtained from combining operations.

        During the period ended December 31, 2013, the Company purchased the assets of two small regional businesses in the water filtration and related systems industry. A total of $915,619 in cash was paid for the two businesses. Pursuant to the asset purchase agreement for one of the businesses, the Company is obligated to pay additional purchase price contingent on the annual performance of the acquired customer base. The Company estimated the net present value of the contingent purchase price at $230,000, which will be paid in 2014. Transaction and other integration costs incurred in 2013 and included in the Company's 2013 results were insignificant. The Company acquired the businesses in order to expand its geographic coverage and strengthen its national service network. The Company negotiated the purchase price of the businesses based on expected cash flows to be derived from its operations after integration into the Company's existing operations.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(9) Acquisitions (Continued)

        The following table summarizes the fair values of the assets acquired and liabilities assumed related to the 2013 acquisitions. Purchase price allocations are based on management's estimates.

Assets Acquired:
Rental equipment	$48,650
Other fixed assets	13,873
Goodwill (deductible for tax purposes)	365,671
Intangible assets	790,532
Liabilities Assumed:
Contingent consideration	(230,000)
Vehicle note	(7,219)
Deferred revenue	(65,888)

Cash paid at acquisition	$915,619

        The goodwill recognized represents the synergies obtained from combining operations.

        Total payments of acquisition contingent payments related to all acquired businesses in the amount of $899,278 were made during the period ended June 6, 2014.

Pro Forma Financial Information

        The following unaudited pro forma financial information for the Company gives effect to the acquisition which occurred April 18, 2014, as if it occurred at the beginning of 2013. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the date indicated, or that may result in the future.

	Period Ended June 6, 2014	2013
Revenues	$17,559,504	$38,217,633
Net income (loss)	$6,043,047	$(479,930)

(10) Goodwill and Other Intangible Assets

        The change in the carrying amount of goodwill is as follows:

Balance at December 31, 2012	$13,796,955
Acquisitions	365,671

Balance at December 31, 2013	$14,162,626

Acquisitions	27,984,593

Balance at June 6, 2014	$42,147,219

        $38,033,402 of the above goodwill is not deductible for tax purposes.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(10) Goodwill and Other Intangible Assets (Continued)

        The Company performs an assessment of the carrying value of goodwill on an annual basis. As of December 31, 2013, the Company determined the implied enterprise fair value using discounted cash flow analyses and compared this value to the carrying value. This assessment indicated that the Company's goodwill was not impaired.

        Other intangible assets were $32,467,293 and $11,513,769, net of accumulated amortization of $10,324,367 and $9,274,891, at June 6, 2014 and December 31, 2013, respectively. These intangible assets consist primarily of customer relationship assets that are amortized over either 7 or 12 years. There are no expected residual values related to intangible assets. Intangible assets consist of the following:

	June 6, 2014
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Customer relationship assets	$41,277,600	10 years	$9,702,624
Tradename	1,083,600	20 years	300,325
Purchased technology	188,760	3 years	188,760
Noncompete agreements	241,700	2 years	132,658

Total	$42,791,660		$10,324,367

	2013
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Customer relationship assets	$19,436,600	10 years	$8,682,871
Tradename	1,029,600	20 years	274,560
Purchased technology	188,760	3 years	188,760
Noncompete agreements	133,700	2 years	128,700

Total	$20,788,660		$9,274,891

        Amortization expense was $1,053,475 and $1,907,561 for the period ended June 6, 2014 and the year ended December 31, 2013, respectively.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(10) Goodwill and Other Intangible Assets (Continued)

        Estimated future amortization expense by year is as follows:

Years ending December 31:
Remainder of 2014	$1,906,590
2015	3,052,959
2016	3,033,943
2017	2,885,682
2018	2,653,942
Thereafter	18,934,177

$32,467,293

(11) Due from Shareholder

        On June 19, 2008, the Company loaned one of its shareholders $116,544 and concurrently entered into a promissory note agreement. On July 1, 2010 the interest rate changed to 0.61% from 8% per annum, and is due upon a liquidity event, as defined. The note receivable balance as of June 6, 2014 and December 31, 2013 was $141,378 and $139,982, respectively, and has been classified as noncurrent on the balance sheets.

(12) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 11, 2015, the date which the financial statements were available to be issued.

Independent Auditors' Report

The Board of Directors
AquaVenture Holdings LLC:

        We have audited the accompanying financial statements of Atlas Watersystems, Inc., which comprise the balance sheets as of the June 16, 2014 and December 31, 2013, and the related statements of operations, stockholders' equity, and cash flows for the period from January 1, 2014 through June 16, 2014 and the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Watersystems, Inc. as of the June 16, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period from January 1, 2014 through June 16, 2014 and the year ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Providence, Rhode Island
August 5, 2015

Atlas Watersystems, Inc.

Balance Sheets

June 16, 2014 and December 31, 2013

	June 16, 2014	December 31, 2013
Assets
Current assets:
Cash	$165,046	$311,450
Trade accounts receivable, less allowance for doubtful accounts at June 16, 2014 and December 31, 2013, of $30,500 and $25,000, respectively	1,589,577	1,416,279
Inventories	832,473	718,616
Prepaid expenses	222,185	232,878
Other receivables	25,350	26,966

Total current assets	2,834,631	2,706,189

Property and equipment:
Rental equipment	7,052,882	6,548,486
Furniture and fixtures	198,175	195,546
Machinery and equipment	110,142	110,142
Office equipment	1,028,130	1,015,197
Vehicles	1,129,268	1,223,628

	9,518,597	9,092,999
Less accumulated depreciation	(5,575,332)	(5,101,052)

Property and equipment, net	3,943,265	3,991,947

Other assets:
Deposits	16,330	16,330
Other assets	—	9,400
Goodwill	22,356	22,356

Total assets	$6,816,582	$6,746,222

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$650,909	$410,249
Accrued expenses and other liabilities	111,813	203,988
Notes payable	79,903	70,766
Current portion of long-term debt	786,852	779,097
Capital lease obligations	6,355	5,953
Deferred revenue	2,020,706	1,927,622
Dividends payable	—	337,500

Total current liabilities	3,656,538	3,735,175
Long-term debt	373,952	743,631
Capital lease obligations	10,152	12,922
Security deposits due to customers	3,755	14,065

Total liabilities	4,044,397	4,505,793

Stockholders' equity:
Common stock, no par value, 450,000 shares authorized, 383,696 shares issued and outstanding	58,841	58,841
Retained earnings	2,713,344	2,181,588

Total stockholders' equity	2,772,185	2,240,429

Total liabilities and stockholders' equity	$6,816,582	$6,746,222

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Statements of Operations

Period from January 1, 2014 through June 16, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through June 16, 2014	Year ended December 31, 2013
Net sales:
Rents	$2,781,698	$5,808,215
Service	1,219,056	2,214,549
Product	1,521,949	3,354,311
Other	—	8,210

Total net sales	5,522,703	11,385,285
Cost of goods sold	3,015,309	6,358,578

Gross profit	2,507,394	5,026,707
Selling, general, and administrative expenses	1,831,544	3,967,903

Operating income	675,850	1,058,804
Other income (expense):
Gain (loss) on disposal of property and equipment	575	(38,974)
Interest expense, net	(30,319)	(104,826)

Income before income tax expense	646,106	915,004
Income taxes	14,350	18,276

Net income	$631,756	$896,728

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Statements of Stockholders' Equity

Period from January 1, 2014 through June 16, 2014 and Year ended December 31, 2013

	Common Stock
			Retained Earnings
	Shares	Amount		Total
Balance at December 31, 2012	383,696	$58,841	$1,622,360	$1,681,201
Dividends declared	—	—	(337,500)	(337,500)
Net income	—	—	896,728	896,728

Balance at December 31, 2013	383,696	$58,841	$2,181,588	$2,240,429

Dividends	—	—	(100,000)	(100,000)
Net income	—	—	631,756	631,756

Balance at June 16, 2014	383,696	$58,841	$2,713,344	$2,772,185

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Statements of Cash Flows

Period from January 1, 2014 through June 16, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through June 16, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income	$631,756	$896,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	620,249	1,495,143
Bad debt expense	585	20,530
(Gain) loss on disposal of property and equipment	(575)	38,974
(Increase) decrease in operating assets and liabilities:
Trade accounts receivable	(173,883)	(25,582)
Inventories	(113,857)	253,571
Other receivables	—	836
Prepaid expenses	10,693	(16,651)
Trade accounts payable	240,660	(484,871)
Accrued expenses and other liabilities	(92,175)	—
Deferred revenue	93,084	203,017
Customer security deposits	(10,310)	(121,254)

Net cash provided by operating activities	1,206,227	2,260,441

Cash flows from investing activities:
Repayments from note receivable	11,016	23,174
Proceeds from disposal of property and equipment	13,988	1,848
Capital expenditures	(584,980)	(1,164,897)

Net cash used in investing activities	(559,976)	(1,139,875)

Cash flows from financing activities:
Repayment of debt	(361,924)	(863,850)
Dividends paid	(437,500)	—
Borrowings under notes payable	113,623	—
Repayment of notes payable	(104,486)	—
Payments on capital leases	(2,368)	(6,864)

Net cash used in financing activities	(792,655)	(870,714)

Net (decrease) increase in cash	(146,404)	249,852
Cash, beginning of year	311,450	61,598

Cash, at end of year	$165,046	$311,450

Cash paid for taxes	$14,350	$10,624
Cash paid for interest	$35,482	$111,613

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Notes to Financial Statements

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies

(a)   Description of Business

        Atlas Watersystems, Inc. (the "Company") is a water-technology company that designs, installs, and maintains water purification systems to commercial and residential customers. The Company's headquarters is located in Waltham, Massachusetts and the vast majority of its customers are located throughout New England.

        On June 16, 2014, all of the assets of the Company were acquired by Quench USA, Inc., a Delaware corporation and wholly-owned subsidiary of AquaVenture Holdings LLC (AVH) for a total purchase price of $23.7 million, including $21.2 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AVH.

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include impairment of long-lived assets, useful lives of rental assets, recoverability of fixed assets, allowances for doubtful accounts, realizability of inventory, and other contingencies.

(c)   Trade Accounts Receivable

        Trade accounts receivable consist of current amounts due related to invoices on operating leases of Company owned rental units, and amounts due from customers for service work performed or goods sold. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. The Company reviews its allowance for doubtful accounts periodically to determine if additional reserves are required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)   Inventories

        Inventories are stated at the lower of average cost or market. As of June 16, 2014 and December 31, 2013, inventory consists of water filtration and related systems, related ancillary products and supplies.

(e)   Prepaid Expenses

        Prepaid expenses and other current assets consist primarily of prepaid software maintenance agreements, prepaid insurance, and rents paid in advance. These assets will be amortized over a twelve-month period or less.

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(f)    Revenue Recognition

        The Company generates revenue through the sale and rental of equipment, service, and supplies. Revenue related to operating leases is recorded within rental revenue, net of applicable sales taxes, in the statements of operations.

        Rental of Water Filtration and Related Equipment.    The Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements are accounted for as operating leases and, as a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

        Sale of Water Filtration and Related Equipment, Supplies and Maintenance Services.    The Company recognizes revenues from the sale of water filtration and related equipment, supplies and maintenance services. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured.

(g)   Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are three to seven years, while the estimated useful lives of leasehold improvements are the shorter of the remaining life of the lease or five years. Vehicles and computers have an estimated useful life of three to five years. Capitalized installation and plumbing permits are depreciated over four years. Water filtration and related systems are depreciated over seven years and filtration membranes are depreciated over two years. Total depreciation for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013 was $402,657 and $963,559, respectively, which is recorded in cost of sales.

        The purchase of property and equipment, including rental equipment, is included in capital expenditures within the statements of cash flows.

(h)   Income Taxes

        Atlas Watersystems, Inc. is registered as an S corporation. As such, all federal income taxes are payable by the stockholders. Therefore, the Company does not record a provision for any federal income tax expense or benefit.

(i)    Long-Lived Assets

        In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment Overall, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Management determined that there were no indicators of impairment of long-lived assets at June 16, 2014 and December 31, 2013.

(j)    Commitments and Contingencies

        Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)   Comprehensive Income

        The Company reports comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except for those resulting from investments by and distributions to the stockholders. The Company's comprehensive income is the same as its reported net income for the period from January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013.

(l)    Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of cash, trade receivables, trade payables and accrued expenses approximate their carrying values due to their short maturities. The fair value of debt approximates the carrying value of

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

debt because the Company's interest rates approximate currently available interest rates for similar debt.

(2) Significant Risks and Uncertainties Including Business and Credit Concentrations

        Most of the Company's customers are located in the United States. During the periods presented in these financial statements, no single customer accounted for more than 10% of the Company's net sales.

        The Company regularly maintains amounts on deposit in excess of those insured by the FDIC. The Company believes it limits is credit exposure by placing its cash with, what management believes to be, a high credit quality financial institution.

(3) Leases

        The Company entered into a non-cancellable operating lease for its corporate headquarters on February 1, 2013, which expires in 2016. The Company also entered a lease for office and warehouse space on October 1, 2011, which expires in 2016. Minimum rent payments under all operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013 was $93,093 and $206,383, respectively.

        The Company also leases warehouse and office equipment under operating leases. Operating lease payments were $18,863 and $42,385 for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013, respectively.

        Future minimum lease payments under all non-cancellable operating leases as of June 16, 2014 are as follows:

Remaining payments for calendar 2014	$120,011
2015	229,234
2016	75,590
2017	8,770
2018 and beyond	0

$433,605

(4) Long-Term Debt

        The Company is obligated to a lender under a revolving demand line of credit allowing borrowings up to $750,000 and an ACH facility allowing borrowings up to $50,000. Interest is payable monthly at the bank's prime rate subject to a floor of 4.00%. Borrowings are collateralized by all corporate assets and mature July 31, 2014. As of June 16, 2014 and December 31, 2013 there was no balance outstanding under this line of credit. The Company has three term notes with four-year terms with fixed interest rates varying from 4.00% to 5.50%. The Company also finances vehicles and some equipment with term promissory notes with fixed interest rates ranging from 5.50% to 13.00%.

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

        Long-term debt at June 16, 2014 and December 31, 2013 consists of the following:

	2014	2013
Term notes payable	$951,473	$1,266,110
Vehicle notes	209,331	256,618

Total long-term debt	$1,160,804	$1,522,728

Less: current installments	786,852	779,097

	$373,952	$743,631

        Aggregate annual maturities of long-term debt subsequent to June 16, 2014 are as follows:

Remaining payments for calendar 2014	$420,930
2015	620,487
2016	110,187
2017	9,200
2018 and beyond	0

$1,160,804

(5) Income Taxes

        Atlas Watersystems, Inc. files a U.S. federal income tax return and U.S. state income tax returns in several jurisdictions. In general, the U.S. federal and state income tax returns remain open to examination by taxing authorities for tax years beginning in 2010 to present. If the taxing authorities determine that there are adjustments, the resulting liability will be due from the stockholders.

(6) Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

        The Company sponsors a 401(k) profit sharing plan covering eligible employees meeting certain age and length of service requirements. Company contributions are made at the discretion of the board of directors. Expense related to the plan for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013 was $24,655 and $51,177, respectively.

(7) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 5, 2015, the date which the financial statements were available to be issued.

Independent Auditors' Report

The Board of Directors
AquaVenture Holdings LLC:

        We have audited the accompanying financial statements of Macke Water Systems, Inc., which comprise the balance sheets as of April 18, 2014 and December 31, 2013, and the related statements of operations, stockholders' equity, and cash flows for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macke Water Systems, Inc. as of April 18, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period of January 1, 2014 through April 18, 2014 and the year ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Providence, Rhode Island August 5, 2015

Macke Water Systems, Inc.

Balance Sheets

April 18, 2014 and December 31, 2013

	April 18, 2014	December 31, 2013
Assets
Current Assets:
Cash	$105,528	$533,392
Trade accounts receivable, less allowance for doubtful accounts at April 18, 2014 and December 31, 2013, of $58,231	1,078,586	848,556
Inventories	352,464	347,059
Prepaid expenses and other assets	89,414	68,838

Total current assets	1,625,992	1,797,845

Property and equipment, net:
Rental equipment	4,565,581	4,540,153
Furniture and fixtures	17,562	17,562
Machinery and equipment	47,519	47,519
Office equipment	40,907	40,617
Vehicles	638,789	660,114

	5,310,358	5,305,965
Less accumulated depreciation	(3,426,789)	(3,260,938)

Property and equipment, net	1,883,569	2,045,027

Total assets	$3,509,561	$3,842,872

Liabilities and Stockholders' Equity
Current Liabilities:
Trade accounts payable	$65,574	$139,230
Accrued expenses and other liabilities	60,418	168,182
Deferred revenue	1,216,978	958,987
Current portion of long-term debt	98,849	169,857

Total current liabilities	1,441,819	1,436,256
Long-term debt	131,782	145,087
Security deposits due to customers	645,232	637,512

Total liabilities	2,218,833	2,218,855

Stockholders' Equity:
Common stock, no par value, 10,000 shares authorized, 1,000 shares issue and outstanding	—	—
Retained earnings	1,290,728	1,624,017

Total stockholders' equity	1,290,728	1,624,017

Total liabilities and stockholders' equity	$3,509,561	$3,842,872

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Statements of Operations

Period from January 1, 2014 through April 18, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through April 18, 2014	Year Ended December 31, 2013
Net sales:
Rental revenue	$2,273,394	$7,580,575
Service and installation	279,779	856,317
Coffee and other	657,146	2,041,853

Total net sales	3,210,319	10,478,745
Cost of goods sold	1,191,449	3,727,073

Gross profit	2,018,870	6,751,672
Selling, general, and administrative expenses	1,384,423	2,338,003

Operating income	634,447	4,413,669
Other expense:
Interest expense, net	2,736	2,479

Net income	$631,711	$4,411,190

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Statements of Stockholders' Equity

Period from January 1, 2014 through April 18, 2014 and Year ended December 31, 2013

	Common Stock
			Retained Earnings
	Shares	Amount		Total
Balance at December 31, 2012	1,000	$—	$1,492,827	$1,492,827
Dividends	—	—	(4,280,000)	(4,280,000)
Net income	—	—	4,411,190	4,411,190

Balance at December 31, 2013	1,000	$—	$1,624,017	$1,624,017
Dividends	—	—	(965,000)	(965,000)
Net income	—	—	631,711	631,711

Balance at April 18, 2014	1,000	$—	$1,290,728	$1,290,728

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Statements of Cash Flows

Period from January 1, 2014 through April 18, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through April 18, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income	$631,711	$4,411,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	202,608	662,096
Bad debt expense	17,528	9,757
(Increase) decrease in operating assets and liabilities:
Trade accounts receivable	(247,559)	(114,050)
Inventories	(5,405)	(325,842)
Prepaid expenses and other assets	(20,576)	(25,731)
Trade accounts payable	(73,656)	(26,594)
Accrued expenses and other liabilities	(107,763)	26,960
Deferred revenue	257,991	18,343
Customer security deposits	7,720	11,333

Net cash provided by operating activities	662,599	4,647,463

Cash flows from investing activities:
Capital expenditures	(41,150)	(348,763)

Net cash used in investing activities	(41,150)	(348,763)

Cash flows from financing activities:
Repayment of debt	(88,547)	(60,000)
Dividends paid	(965,000)	(4,280,000)
Borrowings under vehicle notes payable	42,328	166,237
Payments on vehicle notes payable	(38,094)	(111,209)

Net cash used in financing activities	(1,049,313)	(4,284,972)

Net (decrease) increase in cash	(427,864)	13,728
Cash, beginning of period	533,392	519,664

Cash, at end of period	$105,528	$533,392

Cash paid for taxes	$32,765	$53,458
Cash paid for interest	$1,983	$2,749

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Notes to Financial Statements

April 18, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies

(a)   Description of Business

        Macke Water Systems, Inc. (the "Company") is a business-to-business water-technology company that installs, leases and services bottleless water filtration and related systems as well as ice machines, coffee brewers and related ancillary products. The Company's headquarters is located in Wheeling, Illinois and the vast majority of its customers are located in the United States.

        On April 18, 2014, all of the Company's stock was acquired by Quench USA, Inc., for a total cash purchase price of $42.1 million. The Company was simultaneously liquidated and merged into Quench USA, Inc.

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include impairment of long-lived assets, useful lives of rental assets, recoverability of fixed assets, allowances for doubtful accounts, realizability of inventory, and other contingencies.

(c)   Trade Accounts Receivable

        Trade accounts receivable consist of current amounts due related to invoices on operating leases of Company owned rental units, and amounts due from customers for service work performed or goods sold. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. The Company reviews its allowance for doubtful accounts periodically to determine if additional reserves are required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)   Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. As of April 18, 2014 and December 31, 2013, inventory consists of water filtration and related systems, related ancillary products and parts.

(e)   Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist primarily of prepaid software maintenance agreements, and rents paid in advance. These assets will be amortized over a twelve month period or less.

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(f)    Revenue Recognition

        The Company generates revenue through the sale and rental of equipment, service, and supplies. Revenue related to operating leases is recorded within rental revenue, net of applicable sales taxes, in the statements of operations.

        Rental of Water Filtration and Related Equipment.    The Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements are accounted for as operating leases and, as a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

        Sale of Water Filtration and Related Equipment, Supplies and Maintenance Services.    The Company recognizes revenues from the sale of water filtration and related equipment, supplies and maintenance services. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured.

(g)   Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are five to seven years, while the estimated useful lives of leasehold improvements are the shorter of the remaining life of the lease or seven years. Vehicles and computers have a three-year estimated useful life. Water filtration and related systems are depreciated over seven years. Total depreciation for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 was $384,468 and $662,096, respectively, which is recorded in cost of goods sold.

        The purchase of property and equipment, including water filtration and related systems, is included in capital expenditures within the statements of cash flows.

(h)   Income Taxes

        Macke Water Systems, Inc. is registered as an S Corporation. As such, all income taxes are payable by the shareholders. Therefore, the Company does not record a provision for any income tax expense or benefit.

(i)    Long-Lived Assets

        In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment Overall, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Management determined that there were no indicators of impairment of long-lived assets at April 18, 2014 and December 31, 2013.

(j)    Commitments and Contingencies

        Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)   Comprehensive Income

        The Company reports comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except for those resulting from investments by and distributions to the shareholders. The Company's comprehensive income is the same as its reported net income for the period from January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013.

(l)    Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of cash, trade receivables, trade payables and accrued expenses approximate their carrying values due to their short maturities. The fair value of debt approximates the carrying value of debt because the Company's interest rates approximate currently available interest rates for similar debt.

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(2) Significant Risks and Uncertainties Including Business and Credit Concentrations

        Most of the Company's customers are located in the United States. During the periods presented in these financial statements, no single customer accounted for more than 10% of the Company's net sales.

        The Company regularly maintains amounts on deposit in excess of those insured by the FDIC. The Company believes it limits is credit exposure by placing its cash with, what management believes to be, a high credit quality financial institution.

        The Company acquired the majority of its equipment from an entity that was owned by a material shareholder of the Company. The equipment was acquired under arms-length terms and conditions. Purchases for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 were $18,900 and $94,000, respectively. Management believes the equipment could be sourced from alternative vendors if necessary.

(3) Leases

        The Company entered into a non-cancellable operating lease for its corporate headquarters on October 1, 2013, which expires in 2018. Rental payments include minimum rentals and common area usage fees.

        Minimum rent payments under all operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 was $59,502 and $179,335, respectively.

        Future minimum lease payments under all non-cancellable operating leases as of April 18, 2014 are as follows:

Remaining payments for calendar 2014	$109,426
2015	114,456
2016	90,078
2017	92,325
2018 and beyond	68,814

$475,100

(4) Long-Term Debt

        The Company finances vehicles for a three to four year term with an interest rate of 1.61%.

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

        Long-term debt at April 18, 2014 and December 31, 2013 consists of the following:

	2014	2013
Bank Loan	$—	$88,547
Borrowings under vehicle notes	230,631	226,397

Total long-term debt	230,631	314,944
Less current installments	(98,849)	(169,857)

	$131,782	$145,087

        Aggregate annual maturities of long-term debt subsequent to December 31, 2013 are as follows:

Remaining payments for calendar 2014	$66,682
2015	86,251
2016	59,401
2017	18,297
2018 and beyond	—

$230,631

(5) Income Taxes

        Macke Water Systems, Inc. files a U.S. federal income tax return, and files U.S. state income tax returns in several jurisdictions as well. In general, the U.S. federal and state income tax returns remain open to examination by taxing authorities for tax years beginning in 2010 to present.

(6) Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

        The Company has a 401(k) Plan covering substantially all employees over the age of 21. Employees may contribute up to 100% of their annual compensation to the plan, not to exceed IRS limits. The Company may match up to 50% of the first 6% of the employee's compensation deferred. Employees are 100% vested immediately as to their contributions and vest over a 5 year period as to the Company's contributions. Expense related to the plan for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 was $8,133 and $25,579, respectively.

(7) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 5, 2015, the date which the financial statements were available to be issued.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited combined condensed pro forma financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of AquaVenture Holdings LLC and Subsidiaries included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 gives pro forma effect to the following: (i) Quench acquisition; (ii) Atlas acquisition; (iii) Macke acquisition by Quench; and (iv) proceeds from the $10.0 million Tranche C and $10.0 million Tranche D term loans of the Amended Loan and Security Agreement between a lender and Quench ("Quench Loan Agreement"), as if each had occurred on January 1, 2014. We collectively refer to the adjustments relating to Quench, Atlas and Macke acquisitions, including the financing thereof through the Tranche C and D term loans of the Quench Loan Agreement, as the "Acquisition Adjustments." The pro forma effect of the Biwater and Region-X acquisitions have not been included in the unaudited pro forma condensed consolidated financial information as each is not considered a significant acquisition. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited pro forma condensed consolidated financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions noted previously actually been consummated on the dates indicated and does not purport to be indicative of results of operations as of any future date or for any future period.

        The unaudited pro forma condensed consolidated financial information reflects acquisitions accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill.

        The unaudited pro forma condensed consolidated financial information and the related notes hereto should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Operating Results," our historical consolidated financial statements and the related notes thereto, the financial statements and the related notes thereto for each of Quench, Atlas and Macke, in each case included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2014

(In Thousands)

	Historical (a)	Quench Acquisition (b)	Atlas Acquisition (c)	Macke Acquisition (d)	Acquisition Adjustments		Pro Forma
Revenues	$67,127	$14,349	$5,523	$3,210	$—		$90,209
Cost of revenues	34,112	6,458	3,015	1,191	—		44,776

Gross profit	33,015	7,891	2,508	2,019	—		45,433
Selling, general and administrative expenses	31,653	10,686	1,832	1,384	(319	)(e)	45,236

Income (loss) from operations	1,362	(2,795)	676	635	319		197
Other expense	(5,473)	(1,104)	(30)	(3)	(714	)(f)	(7,324)

(Loss) income before income tax expense	(4,111)	(3,899)	646	632	(395)		(7,127)
Income tax (benefit) expense	(1,984)	(9,310)	14	—	9,310	(g)	(1,970)

Net (loss) income	$(2,127)	$5,411	$632	$632	$(9,705)		$(5,157)

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a)
Derived from the audited consolidated statement of operations for AquaVenture Holdings LLC for the year ended December 31, 2014.

(b)
Derived from the audited statement of operations for Quench for the period from January 1, 2014 through June 6, 2014.

  On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC (the "Contributor") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares. The assets of the Contributor included all issued and outstanding capital stock of Quench USA and any cash held. The Class Q shares and Class B shares issued to the Contributor had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million).

  The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets acquired:
Cash and cash equivalents	$7,804
Trade receivables	5,584
Inventory	2,795
Property, plant and equipment	12,009
Other assets	1,458
Subscription receivable	2,500
Customer relationships	48,330
Trade names	5,130
Non-compete agreements	110
Goodwill	112,420

Total assets acquired	198,140
Liabilities assumed:
Accounts payable and accrued liabilities	(4,912)
Deferred revenue	(2,961)
Other current liabilities	(306)
Long-term debt	(30,192)
Acquisition contingent consideration	(2,103)

Total liabilities assumed	(40,474)

Total purchase price	$157,666

  The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The intangibles will be amortized on a straight-line basis over the useful life which we determined to be 23.6 years for trade names, 5.0 years for non-compete agreements and 15.0 years for customer relationships.

(c)
Derived from the audited statement of operations for Atlas for the period from January 1, 2014 through June 16, 2014.

  On June 16, 2014, Quench USA, then a wholly-owned subsidiary of AquaVenture, acquired all of the assets and certain liabilities of Atlas, pursuant to an Asset Purchase Agreement ("Atlas Purchase Agreement"). Under the terms of the Atlas Purchase Agreement, all of the assets of

  Atlas were acquired for a total purchase price of $23.6 million, after giving effect to a $129 thousand post-closing working capital adjustment due to the Company. The consideration included $21.1 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AquaVenture.

  The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets acquired:
Trade receivables	$1,559
Inventory	832
Property, plant and equipment	3,658
Other assets	123
Customer relationships	8,864
Trade names	16
Non-compete agreements	80
Goodwill	10,585

Total assets acquired	25,717

Liabilities assumed:
Deferred revenue	(1,920)
Other liabilities	(226)

Total liabilities assumed	(2,146)

Total purchase price	$23,571

  The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The intangibles will be amortized on a straight-line basis over the useful life which we determined to be 2.0 years for trade names, 4.0 years for non-compete agreements and 15.0 years for customer relationships.

(d)
Derived from the audited statement of operations for Macke for the period from January 1, 2014 through April 18, 2014.

  On April 18, 2014, Quench USA, prior to being a wholly-owned subsidiary of AquaVenture, acquired all of the stock of Macke, pursuant to a Stock Purchase Agreement ("Macke Purchase Agreement"). Under the terms of the Macke Purchase Agreement, all of the stock was acquired for a total cash purchase price of $42.1 million.

  The intangibles and related amortization resulting from the acquisition of Macke were subsequently revalued and included within the Quench USA purchase price allocation at the time Quench USA was acquired by AquaVenture.

(e)
The pro forma acquisition adjustment is to record a reduction to selling, general and administrative costs of $319 thousand, which was attributable to the following:

•
An adjustment to reflect the elimination of the acquisition-related expenses of $1.1 million incurred in connection with the acquisitions of Quench, as included in the audited consolidated statement of operations of AquaVenture Holdings LLC for the year ended December 31, 2014, and Macke, as included in the audited statement of operations for Quench for the period from January 1, 2014 through June 6, 2014. The acquisition-related expenses for the acquisition of Atlas were not significant during the year ended December 31, 2014.

  •
  An adjustment to record additional amortization expense of $731 thousand related to the identifiable intangible assets acquired in the Quench and Atlas transactions as if the acquisitions occurred on January 1, 2014. No additional amortization expense was recorded for the identifiable intangible assets acquired in the Macke acquisition as all of those intangibles were valued collectively on the Quench acquisition date as of June 6, 2014.

(f)
The pro forma acquisition adjustment is to record additional interest expense of $714 thousand, which was attributable to proceeds from Tranche C and D of the Quench Loan Agreement. On April 18, 2014, Quench withdrew the full $10.0 million under the previously undrawn Tranche C Term Loan of the Quench Loan Agreement. The proceeds from the borrowings under the Tranche C Term Loan of $10.0 million were in direct connection with the acquisition of Macke. On June 16, 2014, Quench executed the third amendment to the Quench Loan Agreement and withdrew $10.0 million under the Tranche D Term Loan. The proceeds from the borrowings under the Tranche D Term Loan of $10.0 million were in direct connection with the acquisition of Atlas. An adjustment of $673 thousand was recorded to reflect additional estimated interest expense on the proceeds from borrowings under the Tranche C Term loan and Tranche D Term Loan had the debt been outstanding as of January 1, 2014. An estimated interest rate of 9.0% per annum was used to calculate the estimated interest expense.

  As a result of the issuance of warrants at the time of the withdrawals under both the Tranche C Term loan and Tranche D Term Loan, a discount on the Quench Loan Agreement was recorded which will be amortized over the remaining term of both term loans. An adjustment of $29 thousand was recorded to reflect the accretion of the discount, which is recorded as interest expense, had the related Amended Loan and Security Agreement debt been outstanding as of January 1, 2014.

  Additionally, we incurred $115 thousand of debt financing fees in relation to the Tranche D Term Loan. These fees are amortized over remaining term of the debt using the effective interest method. An adjustment of $12 thousand was recorded to reflect additional amortization expense of the debt financing fees, which is recorded as interest expense, had the related Tranche D Term Loan been outstanding as of January 1, 2014.

(g)
The pro forma acquisition adjustment is to eliminate the effect of the income tax benefit recorded in the Quench statement of operations for the period from January 1, 2014 through June 6, 2014. The income tax benefit was related to the recognition of a deferred tax liability for the identifiable intangibles acquired in the Macke acquisition and a corresponding reduction in the valuation allowance on existing Quench deferred tax assets. The income tax benefit was eliminated from the unaudited pro forma condensed consolidated statement of operations as the intangibles related to the Macke acquisition recorded by Quench were subsequently revalued and included within the Quench USA purchase price allocation with no recognized deferred tax liability.

AquaVenture Holdings Limited

6,500,000 Shares

PROSPECTUS

October 5, 2016

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	RBC Capital Markets

Co-Managers

Canaccord Genuity	Raymond James	Scotiabank

        Until October 30, 2016 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.